As confidentially submitted to the Securities and Exchange Commission on August 27, 2020 as Amendment No. 1 to the Draft Registration Statement

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SQZ BIOTECHNOLOGIES COMPANY

(Exact name of registrant as specified in its charter)

Delaware	2836	46-2431115
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

200 Arsenal Yards Blvd, Suite 210

Watertown, MA 02472

(617) 758-8672

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Armon Sharei, Ph.D.

President and Chief Executive Officer

SQZ Biotechnologies Company

200 Arsenal Yards Blvd, Suite 210

Watertown, MA 02472

(617) 758-8672

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter N. Handrinos Wesley C. Holmes Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 (617) 948-6000	Mitchell S. Bloom Seo Salimi Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE (2)
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated                     , 2020

PRELIMINARY PROSPECTUS

             Shares

Common Stock

This is SQZ Biotechnologies Company’s initial public offering. We are offering              shares of our common stock. Prior to this offering, there has been no public market for our common stock. We estimate that the initial public offering price of our common stock will be between $             and $             per share.

We intend to apply to list our common stock on the                  under the symbol “SQZ.”

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and, as such, are subject to reduced public company disclosure standards. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 15 of this prospectus.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions paid by us (1)	$	$
Proceeds to SQZ (before expenses)	$	$

(1)	We refer you to “Underwriting” beginning on page 196 for additional information regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days to purchase up to              additional common shares. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $            , and the total proceeds to us, before expenses, will be $            .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                 , 2020 through the book-entry facilities of the Depository Trust Company.

Joint Book-Running Managers

Jefferies	Stifel	UBS Investment Bank

Lead Manager

BTIG

The date of this prospectus is                 , 2020.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus related thereto is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

We have proprietary rights to trademarks, trade names and service marks appearing in this prospectus that are important to our business. Solely for convenience, the trademarks, trade names and service marks may appear in this prospectus without the ® and ™ symbols, but any such references are not intended to indicate, in any way, that we forgo or will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read this entire prospectus, including the information under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, references in this prospectus to “SQZ Biotech,” “SQZ,” the “Company,” “we,” “us” and “our” refer to SQZ Biotechnologies Company. As used in this prospectus, unless the context otherwise requires, references to “Roche” refer to Hoffman-La Roche Inc. and F. Hoffman La Roche.

Overview

We are a clinical-stage biotechnology company developing transformative cell therapies for patients with cancer, infectious diseases and other serious conditions. We use our proprietary technology, Cell Squeeze, to physically squeeze cells through a microfluidic chip, temporarily opening the cell membrane and enabling biologic material of interest, or cargo, to diffuse into the cell. This technology allows us to create a broad pipeline of product candidates for different diseases. We believe our Cell Squeeze technology has the potential to create well-tolerated cell therapies that can provide therapeutic benefit for patients. Our potential benefits include accelerated timelines with production time under 24 hours, compared to four to six weeks for other existing cell therapies, improved patient experience by eliminating the need for pre-conditioning or lengthy hospital stays, and broadened therapeutic impact. Our goal is to use the SQZ approach to establish a new paradigm for cell therapies. We are using Cell Squeeze to create multiple cell therapy platforms focused on directing specific immune responses. Our three platforms currently in development are SQZ Antigen Presenting Cells (SQZ APC), SQZ Activating Antigen Carriers (SQZ AAC) and SQZ Tolerizing Antigen Carriers (SQZ TAC). We are leveraging these platforms to create differentiated product candidates that have applicability across multiple disease areas.

Our lead product candidate, SQZ-PBMC-HPV, from our SQZ APC platform, is a targeted cancer vaccine that has been designed to generate antigen-specific CD8+ T cell responses to attack HPV+ tumors. We believe there remains significant unmet need in HPV+ cancers, with over 600,000 new cases every year globally. We are evaluating SQZ-PBMC-HPV in a Phase 1 clinical trial as a monotherapy and in combination with other immuno-oncology agents for the treatment of HPV16+ advanced or metastatic solid tumors, including cervical, head-and-neck, anal, penile, vulvar and vaginal cancer. We are currently dosing patients in the monotherapy cohorts and expect to report preliminary data from this trial in             . Unlike other oncology cell therapies, patients in the currently ongoing Phase 1 clinical trial receive no pre-conditioning and we plan for no post-treatment hospitalization. SQZ-PBMC-HPV doses have been manufactured in under 24 hours, and our Phase 1 cohorts have advanced with no dose-limiting toxicities observed. We have enrolled          patients in our Phase 1 clinical trial as of                     . The total number of patients enrolled will depend on safety and observed immunogenic effects. We have the ability to expand the trial to treat additional cohorts of patients or expand cohorts that show clinical benefit. If we expand the trial, we may enroll up to a total of 200 patients. The primary objectives of the trial are to evaluate safety and tolerability and to determine the maximum tolerated dose, if any, and the recommended dosing for a Phase 2 clinical trial.

Our SQZ APC platform is focused on generating robust CD8+ T cell responses, which are known to be critical to powerful immune responses. We believe that the keys to driving responses are the quantity, quality and specificity of the CD8+ T cells that are generated. In preclinical studies, the SQZ APC platform has shown approximately 1,000 times more efficient CD8+ T cell activation compared to other cancer vaccines and has also shown that these T cells are specific to the target antigen. SQZ APCs have shown encouraging anti-tumor activity and the ability to elicit protective memory preclinically, indications of the quality of the CD8+ T cells produced. We have also shown in preclinical studies the ability of SQZ APCs to elicit specific immune responses for multiple target antigens, including highly immunogenic (HPV) and less immunogenic (mutant KRAS) antigens.

The SQZ APC platform for oncology is being developed as a part of our collaboration with Roche, a relationship that began in 2015 and was subsequently expanded in 2018 to include a broader cell source to create SQZ APCs, and co-development and co-commercialization terms. The 2018 expanded collaboration agreement includes $125 million in upfront payments and near-term milestone payments, significant cost sharing, royalties, and over $1 billion in potential future payments upon the achievement of specified development, regulatory and sales milestones. To date, we have received $94 million in upfront and near-term milestone payments from our collaboration agreements with Roche, of which $75 million was received under the 2018 expanded collaboration. Our collaboration with Roche provides us with access to many potential combination drugs, including their PD-L1 drug, atezolizumab. See “Business—Collaboration Research and License Agreements—Roche Collaboration.”

Beyond oncology, we are applying the SQZ APC platform to infectious diseases. As with SQZ APCs for oncology, this approach has the potential to induce an endogenous CD8+ T cell-driven immune response targeted against a pathogen of interest, in both prophylactic and therapeutic patient settings. In preclinical studies, we have observed SQZ APCs’ ability to generate responses against multiple infectious disease antigens, including cytomegalovirus, or CMV, influenza A and simian immunodeficiency virus, or SIV, the non-human primate form of human immunodeficiency virus, or HIV. In infectious diseases, we plan to initially develop SQZ APCs for chronic diseases, such as hepatitis B virus, or HBV, and HIV. We expect to submit our first investigational new drug application, or IND, to the U.S. Food and Drug Administration, or FDA, from the infectious disease platform in             . In addition to potentially providing a curative vaccine for chronic diseases, we believe the SQZ-APC approach could also enable rapid response vaccines in the face of seasonal or new emerging outbreaks.

Our SQZ AAC platform applies our Cell Squeeze technology to load biological cargo into red blood cells and leverages the body’s natural process for aged red blood cell destruction in order to drive powerful activation of patients’ endogenous T cells. We expect to submit our first SQZ AAC IND in oncology for HPV+ tumors in             . While our first product candidate from our SQZ AAC platform is autologous, meaning it uses a patient’s own red blood cells, we believe an allogeneic approach is possible in the future, allowing us to potentially create off-the-shelf therapeutics. Our second preclinical product candidate for our SQZ AAC platform targets specific oncogenic KRAS mutations. In preclinical studies, we have been able to elicit responses to KRAS G12D and G12V mutations, which together represent over 50% of KRAS mutations. There are approximately 100,000 patients per year in the United States with KRAS G12D and G12V mutations across multiple tumor types, including pancreatic, colorectal and some lung cancers.

Our third platform, SQZ TACs, leverages a similar red blood cell mechanism to SQZ AACs but as an approach for generating immune tolerance. In preclinical models, we have shown the capability to increase regulatory T cells, which suppress the immune system, and shut down other immune stimulatory drivers such as effector T cells and antibody responses. We are pursuing applications in autoimmune diseases such as type 1 diabetes, or T1D, and enabling of gene therapy vector repeat dosing, which we are developing as part of our research collaboration with Asklepios BioPharmaceutical, Inc.

Our Product Pipeline

†	Subject to a collaboration agreement with Roche in oncology. Pursuant to the agreement, we and Roche alternate U.S. commercial rights for each APC oncology product developed. It has not yet been determined whether we or Roche will have U.S. commercial rights for SQZ-PBMC-HPV. We maintain full commercial rights for APCs outside of oncology. For a detailed description of the collaboration agreement with Roche, see “Business—Collaboration, Research and License Agreements—Roche Collaboration.”

SQZ Technology

Generating cell therapy candidates with Cell Squeeze is simple, as illustrated below: we physically squeeze cells at high speeds through a microfluidic constriction to temporarily disrupt the cell membrane and enable the target cargo to enter directly into the cytosol. Cell Squeeze enables us to process over 10 billion patient cells per minute at current clinical scale and introduce virtually any cargo of interest into any cell type to create what we believe to be an unprecedented range of potential therapeutics. Our unique technology and its products are covered by over 20 patent families.

To date, we have leveraged Cell Squeeze to build three cell therapy platforms that we are applying to multiple therapeutic areas. These platforms are designed to modulate the immune system in a target-specific manner with initial applications in oncology, infectious disease and immune disorders. Our platforms are designed to be able to manufacture product candidates in under 24 hours and administered without any pre-conditioning and without any planned hospitalization, creating what we believe is a more streamlined, accessible patient experience and a lower burden on the health system, from a time and cost perspective. Our current cell therapy platforms are summarized in the table below.

	SQZ ANTIGEN PRESENTING CELLS (APCs)	SQZ ACTIVATING ANTIGEN CARRIERS (AACs)	SQZ TOLERIZING ANTIGEN CARRIERS (TACs)

Current Indications Under Development	Cancer—Solid and liquid tumor Infectious diseases	Cancer—Solid and liquid tumors	Autoimmune diseases and tolerance applications

Initial Cell Type	PBMCs*	RBCs**	RBCs**

Cell Source	Autologous	Autologous; potential for allogeneic	Autologous; potential for allogeneic

Candidate Description	PBMCs are squeezed with tumor or infectious disease specific antigens to generate SQZ APCs. Cytosolic delivery of the antigens enables robust MHC-I presentation of the target and drives activation of the patient’s endogenous CD8+ T cells against tumor cells or infected cells	RBCs are squeezed with tumor-specific antigens and adjuvant to generate SQZ AACs. The product is designed to be rapidly engulfed in vivo by the patient’s endogenous professional antigen presenting cells. This drives activation of the patient’s endogenous CD8+ T cells against the tumor	RBCs are squeezed with a disease-specific antigen to generate SQZ TACs. The product is designed to be rapidly engulfed in vivo by the patient’s endogenous professional antigen presenting cells. This drives tolerization of the patient’s T cell and antibody responses against the target

Mechanism of Action	Activate disease-specific T cell responses using ex vivo engineered APCs	Activate tumor-specific T cell responses using endogenous, professional antigen presenting cells	Suppress endogenous antigen-specific immune responses using tolerogenic presentation by professional antigen presenters

Patient Experience	No pre-conditioning or planned hospitalization across programs

Manufacturing Time	Under 24 hours to create multiple doses. Compatible with point-of-care implementation

*	PBMCs: Peripheral blood mononuclear cells
**	RBCs: Red blood cells

Cell Squeeze Technology Enables the Interchangeability of Cargo and Versatile Target Selection

Our cell therapy platforms are focused on modulating immune responses targeting disease-specific antigens. The SQZ APC and SQZ AAC platforms are designed to activate immune cells against the target antigens and drive killing of specific diseased cells, while in contrast, the SQZ TAC platform is designed to tolerize against the target antigen. Although each platform has demonstrated robust activity across antigens and our strategy includes leveraging Cell Squeeze’s capability to insert cargos interchangeably, antigen selection is a defining factor for each individual product.

To select the appropriate antigen for a given product candidate, we consider multiple factors, including:

∎	Unmet Medical Need: The patient population potentially impacted by the antigen-specific product must have a significant unmet need.

∎

Disease Driver:    The antigen for a given product must be associated with driving the disease. For example, driving mutations in a tumor, such as E6 and E7 for HPV, tend to be critical to the tumor cells malignant behavior.

∎	Safety: The antigen must be specific to the disease and minimize potential for complications.

While many diseases have common antigens that can be used as a target across the patient population, there are significant unmet medical needs that would be better addressed by a personalized approach. In this context, we believe we can leverage the cargo flexibility of the SQZ platforms to create personalized therapies. For example, in oncology the field has developed many approaches to identify personalized neoantigens. We could use the same process for our SQZ APCs or AACs to deliver a personalized set of neoantigens and create a patient-specific product. We believe the modularity of our SQZ platforms allows us to potentially address many indications using the same underlying mechanism by targeting both common and personalized antigens.

SQZ Differentiation

We believe product candidates from our SQZ platforms could offer meaningful benefits for patients by providing potential efficacy and safety, as well as a better patient experience compared to existing cell therapies. Recently approved cell therapies have advanced the treatment paradigm in disease areas such as cancer; however, many treatments remain challenged by various factors, including limited therapeutic applicability, a burdensome patient experience, such as pre-conditioning and hospitalization, as well as manufacturing, operational and scaling challenges. We believe the current SQZ platforms and the future evolution of our platforms can offer many advantages over existing cell therapy approaches. Some of these advantages are outlined in the graphic below.

Limitations of Current Cell Therapies

Recently approved cell therapies have advanced the cancer treatment paradigm in certain therapeutic applications; however, efforts to expand into new disease areas have been constrained due to the limitations of cell-engineering approaches, such as lengthy and expensive manufacturing, overall patient safety and efficacy concerns, and limited biological applicability beyond initial indications.

Breadth of Impact

∎

Limited therapeutic applications.    Electroporation and viral techniques, the most commonly used methods for engineering cell therapies, are limited in both the diversity of cargo that can be introduced into cells and the cell types that can be manipulated. Both techniques are primarily suitable for delivering nucleic acids into certain cell types and have difficulty delivering other materials, such as proteins and small molecules. These limitations restrict the functions that can be engineered into cells and, consequently, the diseases that can be treated with cell therapies.

∎

Limited access to biology.    Despite the recent advances in implementing cell therapies for oncology, these products have relied on a narrow set of biological mechanisms limiting their therapeutic applicability to date. For example, most chimeric antigen receptor, or CAR, and T-cell receptor products rely on genetic changes to effector cells to generate tumor killing and these therapies have only been approved in B cell malignancies. Most current tumor infiltrating lymphocyte, or TIL, products do not directly engineer cell functions but simply expand T cells ex vivo to provide more cells. The field has been constrained to effector cell manipulation, narrowing the range of targetable tumors, forcing the need for pre-conditioning, limiting memory formation, and can result in variable clinical responses and significant tolerability issues.

Patient Experience

∎

Significant safety concerns.    Considerable concerns remain regarding the safety and side effects of current cell therapies. For example, serious, life-threatening side effects have been reported for CAR-T cell therapies, including severe cytokine release syndrome, neurotoxicities, serious infections, low blood cell counts and a weakened immune system. These side effects are, in part, due to the blunt force of these treatments, which unleash an artificial and engineered immune response in patients that is difficult to control. Additionally, the pre-conditioning required ahead of treatment with these therapies can lead to unpredictable and potentially dangerous outcomes. As a result, these treatments are considered riskier than earlier line chemotherapy and radiation and patients often face significant hospitalization time to undergo treatment.

∎

Unintended impact to cell function.    Methods of cell engineering, such as electroporation or viral engineering, have been shown to cause significant downstream biological consequences to cell function. Electroporated cells have shown dysregulation of many key genes and functional pathways as measured through transcriptome, protein and functional profiling. Viral engineering is also known to cause significant changes in biology and cellular behavior. These biological changes could potentially lead to the loss of a cell’s physiological activity and may impact the potency, efficacy and safety of cell therapies that rely on these methods.

Manufacturing

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Operational and scaling challenges.    The high production time and costs associated with current cell therapies are significant challenges to making these treatments accessible and effective across many patients. This cost is driven mostly by the complexity and extended manufacturing time. The time that elapses between apheresis and product delivery at the hospital is commonly referred to as “vein-to-vein” time. Typical vein-to-vein time for treating cancer patients using autologous T cell therapy is approximately four to six weeks and involves many steps and complex logistics. This drives the high cost of current cell therapies, increases the risk of batch failures, and poses a problem for late-stage patients with limited time given the rapid progression of disease. We believe that this intensive and costly process is a major impediment to effectively scaling production of cell therapies and justifying their use for earlier lines of treatment.

SQZ Solution

We believe the following characteristics highly differentiate our Cell Squeeze approach from existing cell therapies:

Breadth of Impact

∎

Translation across cell types.    Our technology has been compatible with the over 25 mammalian cell types that we have tested to date. We have created a library of SQZ chips optimized for a variety of cell populations that can be easily implemented for use in our manufacturing systems. We believe this broad translatability expands the indications that we can consider targeting and also avoids costly cell expansion steps by allowing us to use cells that are easier to access, but historically difficult to engineer, such as stem cells and immune cells.

∎

Material agnostic.    Our technology is generally agnostic to cargo material. We have achieved the intracellular delivery of peptides, proteins, small molecules, nucleic acids and gene-editing complexes. Many of these material classes, such as proteins and peptides, have been difficult to deliver with existing techniques. In addition, we have been able to simultaneously deliver multiple different materials into cells, enabling us to multiplex engineer several cellular functions in a single squeeze.

∎	Access to novel biology. Our technology allows us to access novel biology that was previously not possible due to the inability to deliver cargo to the cytosolic compartment cells. As an example of novel biology we have accessed, in our SQZ APC platform, our technology is capable of directly engineering major histocompatibility complex, or MHC, Class I presentation and co-stimulation in a physiologically relevant manner to generate potent CD8+ T cell responses. This illustrates SQZ’s ability to access immune functions upstream of the effector cells that current cell therapies are focused on and potentially result in a physiological immune response with higher specificity, potency and durability. By accessing these mechanisms, SQZ technology also likely eliminates the need for pre-conditioning and genetic alteration of cells.

Patient Experience

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Potential for safer and more impactful products by mimicking physiological mechanisms.    We believe the versatility of Cell Squeeze allows us to approach mechanisms without disrupting other normal physiology. By doing this, we avoid pre-conditioning patients and expect our therapeutic candidates to be well tolerated. We believe that this, coupled with our cost-effective manufacturing, create the potential for SQZ therapeutic candidates to move up into earlier lines of therapy.

∎

Addressing fundamental disease drivers.    By enabling broad engineering of cell biology, the SQZ technology has allowed us to design therapeutics that target the underlying drivers of disease. In our oncology programs, for example, the CD8+ T cell responses generated by our SQZ APC and AAC platforms are capable of targeting the underlying driver mutations that result in cancer, such as HPV E6 and E7 or KRAS mutants. In contrast, CAR-T mechanisms target non-tumor driving antigens, such as CD19, CD20 or BCMA. We believe the ability to target the underlying drivers of disease enables us to create more impactful and more tolerable therapies that are broadly applicable.

∎

Minimal unintended cell perturbation providing optimum cell health.    To date, our technology has not adversely affected normal cell genotype, phenotype or function in preclinical models, which we believe could translate to improved efficacy and fewer undesired effects. In the context of human T cells and hematopoietic stem cells, for example, we observed gene expression patterns close to normal, while alternatives, such as electroporation, results in dramatic misregulation of gene expression. Moreover, our existing platforms do not rely on genetic alterations to cells thereby eliminating long-term safety concerns arising from unintended consequences to DNA disruption.

Manufacturing

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Production and administration.    The production time for our current product candidates is under 24 hours, with a vein-to-vein time of approximately one week, compared to current cell therapies, which can have vein-to-vein times of four to six weeks. The SQZ product candidate is then administered to the patient via a simple syringe push. We are also developing a point-of-care system that we expect will further reduce this vein-to-vein time and provide the ability to create a patient product at the treatment center. This decentralized manufacturing approach is designed to enable rapid access to a cell-therapy intervention at community sites or field clinics, reduce time to treatment and improve patient access. We are integrating upstream and downstream manufacturing operations with our Cell Squeeze system to create a fully closed, automated system suitable for on-site cell therapy production without a cleanroom. A prototype of the point-of-care system is in development and we expect it will be ready for initial testing in             . We plan to work with regulatory authorities on integrating necessary quality testing, ensuring bridging studies for any products that would move to this system and any other potential requirements.

∎

Scalability.    We believe that the simplicity of the microfluidic system that squeezes cells allows for robust parallelization and scale up. In its current clinical manufacturing implementation, the core component of our technology is our SQZ chip, which is approximately the size of a postage stamp and is made up of hundreds of parallel channels that enable it to process up to 10 billion patient cells per minute.

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Cost efficiency.    We believe that eliminating the need for viral vectors and multi-day manufacturing could dramatically cut costs relative to current cell therapies and enable expansion into areas where current cell-engineering approaches are cost prohibitive. We anticipate manufacturing costs for

SQZ-PBMC-HPV will be approximately 10 times lower per dose at commercial scale compared to currently marketed cell therapies. In future iterations, the point-of-care system could potentially reduce costs even further.

SQZ Strategy

Our goal is to build a differentiated, fully integrated cell therapy company leveraging Cell Squeeze to develop transformative product candidates for patients across a broad range of disease areas. To enable a future with impactful SQZ cell therapy products as a compelling early-line treatment option for patients, we are executing a strategy with the following key elements:

∎	Advance our lead product candidate, SQZ-PBMC-HPV, in HPV16+ tumors through clinical development.

∎	Broaden our oncology pipeline leveraging our SQZ APC and SQZ AAC platforms.

∎	Progress our infectious disease pipeline into clinical development.

∎	Utilize our SQZ TAC platform to address autoimmune and other diseases.

∎	Invest in our manufacturing capabilities and advance our point-of-care system.

∎	Opportunistically collaborate with strategic partners to realize the full potential of Cell Squeeze.

Company History

Our founder and Chief Executive Officer, Dr. Armon Sharei, is the lead inventor of Cell Squeeze, which is based on his team’s work in the laboratories of Dr. Klavs Jensen and Dr. Robert Langer at the Massachusetts Institute of Technology. In a series of experiments with a complex, high-pressure, fluid-jet delivery system, the team discovered that simple, rapid, mechanical deformation of cells enables intracellular delivery of biomaterials. The team created the SQZ microfluidic chip specifically designed to exploit this phenomenon. Through collaboration with leading scientists in the immunology and regenerative medicine fields, the team discovered the process’ novel capabilities and potential for significant impact through robust engineering of cell therapies. SQZ was founded with the goal of realizing the broad potential of this technology and establishing a new paradigm for cell therapies as effective, safe treatments to impact the lives of patients around the world. Since our inception, we have raised over $260 million from equity financings and strategic collaborations.

Risk Factors

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. These risks include the following:

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we have a limited operating history and no history of commercializing cell therapy products, which may make it difficult to evaluate the success of our business to date and to assess the prospects for our future viability;

∎

we have incurred significant losses since inception and expect to incur significant additional losses for the foreseeable future, and we have no products that have generated any commercial revenue and we may never achieve or maintain profitability;

∎	the COVID-19 pandemic may materially and adversely affect our business and financial results;

∎

even if this offering is successful, we will continue to need significant additional funding in order to complete development of and obtain regulatory approval for our product candidates and commercialize our products, if approved, and if we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts;

∎	our business is highly dependent on the success of our initial product candidates, SQZ-PBMC-HPV and SQZ-AAC-HPV, each of which will require significant additional preclinical and clinical testing before we can seek regulatory approval and potentially launch commercial sales, and if SQZ-PBMC-HPV and/or SQZ-AAC-HPV do not receive regulatory approval or are not successfully commercialized, or are significantly delayed in doing so, our business will be harmed;

∎	the successful development of cellular therapeutics, such as the product candidates, is highly uncertain;

∎	our product candidates are based on a novel technology, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if at all;

∎	developments by competitors may render our products or technologies obsolete or non-competitive or may reduce the size of our markets;

∎

the Roche Agreement is important to our SQZ APC oncology business, and if we or Roche fail to adequately perform under the Roche Agreement, or if we or Roche terminate the Roche Agreement, the development and commercialization of our SQZ APC platform for oncology, including our initial product candidate, SQZ-PBMC-HPV, could be materially delayed and our business would be adversely affected;

∎

we do not have multiple sources of supply for some of the components used in SQZ-PBMC-HPV, SQZ-AAC-HPV or any of our other product candidates, nor long-term supply contracts, and certain of our suppliers are critical to our production; if we were to lose a supplier, it could have a material adverse effect on our ability to complete the development of SQZ-PBMC-HPV, SQZ-AAC-HPV or any of our other product candidates;

∎

we rely on third parties to conduct our preclinical studies and clinical trials, and any failure by a third party to conduct the clinical trials according to GCPs and in a timely manner may delay or prevent our ability to seek or obtain regulatory approval for or commercialize our product candidates;

∎

if we are unable to obtain, maintain, enforce and adequately protect our intellectual property rights with respect to our technology and product candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully develop and commercialize our technology and product candidates may be adversely affected; and

∎

if we lose key management or scientific personnel, cannot recruit qualified employees, directors, officers or other significant personnel or experience increases in our compensation costs, our business may materially suffer.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As such, we may take advantage of certain exemptions from various reporting requirements that are otherwise applicable to public companies. These exemptions include, but are not limited to:

∎

the option to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

∎	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

∎	not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;”

∎

not being required to disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation; and

∎

an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if prior to the end of such five-year period, (i) our annual gross revenue exceeds $1.07 billion, (ii) we issue more than $1.0 billion of non-convertible debt in the previous three-year period or (iii) we become a “large accelerated filer” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act), we will cease to be an emerging growth company prior to the end of such five-year period. We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (c) have filed at least one annual report pursuant to the Exchange Act.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected not to “opt out” of the exemption for the delayed adoption of certain accounting standards, and, therefore, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

We are also a “smaller reporting company” as defined under the Securities Act and Exchange Act. We may continue to be a smaller reporting company so long as either (i) the market value of shares of our common stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of shares of our common stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, similar to emerging growth companies, if we are a smaller reporting company under the requirements of (ii) above, we would not be required to obtain an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

Corporate Information

We were incorporated under the laws of the state of Delaware in March 2013 under the name SQZ Biotechnologies Company. Our principal executive offices are located at 200 Arsenal Yards Blvd, Suite 210, Watertown, MA 02472 and our telephone number is (617) 758-8672. Our website address is www.SQZbiotech.com. The information contained in, or accessible through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to additional shares of our common stock at the initial public offering price less estimated underwriting discounts and commissions.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of common stock), assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We anticipate that we will use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, (i) to advance the clinical development of SQZ-PBMC-HPV, including completing our ongoing Phase 1 clinical trial in patients with locally advanced and metastatic HPV+ tumors, and to advance the development of SQZ-PBMC-HPV as a combination therapy, (ii) to advance the development of SQZ-AAC-HPV for the treatment of HPV+ tumors and additional product candidates using our SQZ AAC platform, (iii) for IND-enabling studies for our infectious disease program using our SQZ APC platform and (iv) the remainder to advance the development of other product candidates, including additional product candidates in oncology using our SQZ APC platform and product candidates using our SQZ TAC platform, and for working capital and other general corporate purposes. See “Use of Proceeds” beginning on page 77 for additional information.

Risk factors	You should carefully read the “Risk Factors” beginning on page 15 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed symbol	“SQZ”

The number of shares of our common stock to be outstanding after this offering is based on              shares of our common stock outstanding as of                 , 2020, and excludes:

∎

         shares of our common stock issuable upon the exercise of stock options outstanding under our 2014 Stock Incentive Plan, or our Existing Plan, as of                 , 2020, at a weighted-average exercise price of $         per share;

∎	shares of our common stock issuable upon the exercise of a warrant to purchase common stock outstanding as of , 2020, at an exercise price of $ per share;

∎

         additional shares of our common stock reserved for future issuance under our 2020 Incentive Award Plan, or our 2020 Plan, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2020 Plan; and

∎

         additional shares of our common stock that will become available for future issuance under our 2020 Employee Stock Purchase Plan, or our 2020 ESPP, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2020 ESPP.

Unless otherwise indicated, this prospectus reflects and assumes the following:

∎	a -for- reverse stock split of our common stock, which will become effective prior to the effectiveness of the registration statement of which this prospectus is a part;

∎	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 16,904,219 shares of our common stock upon the closing of this offering;

∎	no exercise of outstanding options or warrants after , 2020;

∎	no exercise by the underwriters of their option to purchase additional shares of our common stock; and

∎	the filing of our restated certificate of incorporation, which will occur upon the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2018 and 2019 from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statement of operations data for the six months ended June 30, 2019 and 2020 and the consolidated balance sheet data as of June 30, 2020 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future.

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue:
Collaboration revenue	$11,539	$19,318	$9,024	$12,390
Grant revenue	1,130	791	660	—

Total revenue	12,669	20,109	9,684	12,390

Operating expenses:
Research and development	24,379	36,102	17,840	23,905
General and administrative	8,694	18,272	7,120	9,527

Total operating expenses	33,073	54,374	24,960	33,432

Loss from operations	(20,404)	(34,265)	(15,276)	(21,042)

Other income (expense):
Interest income	978	2,070	1,219	477
Interest expense	(59)	—	—	—
Other income (expense), net	235	(7)	(3)	(4)

Total other income, net	1,154	2,063	1,216	473

Net loss	(19,250)	(32,202)	(14,060)	(20,569)
Accretion of redeemable convertible preferred stock to redemption value	(984)	—	—	—

Net loss attributable to common stockholders	$(20,234)	$(32,202)	$(14,060)	$(20,569)

Net loss per share attributable to common stockholders, basic and diluted (1)	$(13.43)	$(19.89)	$(8.80)	$(12.46)

Weighted-average common shares outstanding, basic and diluted (1)	1,507	1,619	1,597	1,651

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (1)		$(2.35)		$(1.21)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited) (1)		13,687		17,016

(1)	See Note 17 to our consolidated financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders and unaudited basic and diluted pro forma net loss per share attributable to common stockholders.

	AS OF JUNE 30, 2020
	ACTUAL	PRO FORMA (2)	PRO FORMA AS ADJUSTED (3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$130,730	$130,730	$
Working capital (1)	85,636	85,636
Total assets	177,575	177,575
Convertible preferred stock	174,357	—		—
Total stockholders’ equity (deficit)	(92,566)	81,791

(1)	We define working capital as current assets less current liabilities.
(2)	The pro forma consolidated balance sheet data give effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 16,904,219 shares of common stock upon the closing of this offering.
(3)	The pro forma as adjusted balance sheet data give further effect to our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by $             million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the risks and uncertainties described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” before making an investment in our common stock. Our business, financial condition, results of operations or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our common stock could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.

Risks Related to Our Financial Position and Need for Additional Capital

We have a limited operating history and no history of commercializing cell therapy products, which may make it difficult to evaluate the success of our business to date and to assess the prospects for our future viability.

We are a clinical-stage biotechnology company. Our operations to date have been limited to financing and staffing our company, developing our technology and identifying and developing our product candidates. Our prospects must be considered in light of the uncertainties, risks, expenses and difficulties frequently encountered by biotechnology companies in their early stages of operations. We have not yet demonstrated an ability to complete any clinical trials, obtain marketing approval, manufacture a commercial scale product, or conduct sales and marketing activities necessary for successful product commercialization, or arrange for third parties to do these activities on our behalf. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing, obtaining marketing approval for and commercializing cell therapies.

In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown obstacles. We will eventually need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in this transition.

As we continue to build our business, we expect our financial condition and operating results may fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any particular quarterly or annual period as indications of future operating performance.

We have incurred significant losses since inception and expect to incur significant additional losses for the foreseeable future. We have no products that have generated any commercial revenue and we may never achieve or maintain profitability.

We have incurred significant net losses since our inception, including net losses of $19.3 million and $32.2 million for the years ended December 31, 2018 and 2019, respectively, and $20.6 million for the six months ended June 30, 2020. As of June 30, 2020, we had an accumulated deficit of $96.8 million. In addition, we have not commercialized any products and have never generated any revenue from product sales. We have devoted almost all of our financial resources to research and development, including our preclinical development activities and preparing for clinical trials of our product candidates.

We expect to continue to incur significant additional operating losses for the foreseeable future as we seek to advance product candidates through preclinical and clinical development, expand our research and development activities, develop new product candidates, complete preclinical studies and clinical trials, seek regulatory approval and, if we receive regulatory approval, commercialize our products. In order to obtain U.S. Food and Drug Administration, or FDA, approval to market any product candidate in the United States, we must submit to the FDA a biologics license application, or BLA, demonstrating that the product candidate is safe, pure and potent with respect to its intended use. This demonstration requires significant research and animal tests, which are referred to as nonclinical or preclinical studies, as well as human tests, which are referred to as clinical trials. Furthermore, the costs of advancing product candidates into each succeeding clinical phase tend to increase substantially over time. The total costs to advance any of our product candidates to marketing approval in even a single jurisdiction would be substantial and difficult to accurately predict. Because of the numerous risks and uncertainties associated with the development of cell therapies, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to begin generating revenue from the commercialization of products or achieve or maintain profitability. Our expenses will also increase substantially if and as we:

∎	progress our ongoing clinical trial or initiate additional clinical trials of our most advanced product candidate, SQZ-PBMC-HPV, including the ongoing Phase 1 clinical trial;

∎

advance the development of our other product candidates, including the preclinical development of our other product candidates under our Antigen Presenting Cell, or APC, platform, SQZ-AAC-HPV and our other product candidates under our Activating Antigen Carriers, or AAC, platform as well as our product candidates under our Tolerizing Antigen Carriers, or TAC, platform;

∎	continue to discover and develop additional product candidates using our Cell Squeeze technology;

∎	seek regulatory and marketing approvals for product candidates that successfully complete clinical trials, if any;

∎	establish manufacturing and supply chain capacity sufficient to provide commercial quantities of any product candidates for which we may obtain marketing approval;

∎

establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain regulatory approval, if any, in geographies in which we plan to commercialize our products ourselves;

∎	maintain, expand and protect our intellectual property portfolio;

∎	hire additional staff, including clinical, scientific, technical, regulatory, operational, financial, commercial and support personnel, to execute our business plan;

∎	add clinical, scientific operational, financial and management information systems and personnel to support our product development and potential future commercialization efforts;

∎	utilize external vendors for support with respect to research, development, manufacturing, commercialization, regulatory, pharmacovigilance and other functions;

∎	acquire or in-license commercial products, additional product candidates and technologies;

∎	expand internationally;

∎	make royalty, milestone or other payments under current and any future in-license agreements;

∎	implement additional internal systems and infrastructure;

∎	incur additional legal, accounting and other expenses in operating our business; and

∎	operate as a public company.

Furthermore, our ability to successfully develop, commercialize and license our products and generate product revenue is subject to substantial additional risks and uncertainties. Each of our product candidates will require additional preclinical and/or clinical development, regulatory approval in multiple jurisdictions, the securing of manufacturing supply, capacity, distribution channels and expertise, the use of external vendors, the building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenue from product sales. As a result, we expect to continue to incur operating losses and negative cash flows for the foreseeable future. These operating losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

The amount of future losses and when, if ever, we will achieve profitability are uncertain. We have no products that have generated any commercial revenue, do not expect to generate revenues from the commercial sale of products in the foreseeable future, and might never generate revenues from the sale of products. Our ability to generate product revenue and achieve profitability will depend on, among other things, successful completion of the clinical development of our product candidates; obtaining necessary regulatory approvals from the FDA and international regulatory authorities; establishing manufacturing, sales, market acceptance of our products, if approved, and marketing infrastructure to commercialize our product candidates for which we obtain approval; and raising sufficient funds to finance our activities. We might not succeed at any of these undertakings. If we are unsuccessful at some or all of these undertakings, our business, prospects, and results of operations may be materially adversely affected.

Even if this offering is successful, we will continue to need significant additional funding in order to complete development of and obtain regulatory approval for our product candidates and commercialize our products, if approved. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Even after the consummation of this offering, we will continue to need additional capital beyond the proceeds of this offering, which we may raise through equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. Additional sources of financing might not be available on favorable terms, if at all. If we do not succeed in raising additional funds on acceptable terms, we might be unable to complete planned clinical trials or seek regulatory approvals of any of our product candidates from the FDA, or any foreign regulatory authorities, and could be forced to discontinue product development. In addition, attempting to secure additional financing may divert the time and attention of our management from day-to-day activities and harm our product candidate development efforts.

We will require substantial funds to further develop, seek regulatory approvals for, and if approved, commercialize our product candidates, including SQZ-PBMC-HPV, which is currently in Phase 1 clinical development, and SQZ-AAC-HPV and all of our other product candidates, which are in preclinical development.

Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities will enable us to fund our operating expenses and capital expenditure requirements through                 . This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more than currently expected because of circumstances beyond our control. Because the length of time and activities associated with successful development of SQZ-PBMC-HPV, SQZ-AAC-HPV and our other product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development, approval and any approved marketing and commercialization activities. Our future funding requirements, both near- and long-term, will depend on many factors, including but not limited to:

∎	the scope, timing and results of our preclinical studies and clinical trials;

∎	the timing of, and the costs involved in, obtaining regulatory approvals for SQZ-PBMC-HPV, SQZ-AAC-HPV and our other product candidates;

∎	the costs and timing of changes in the regulatory environment and enforcement rules;

∎	the costs and timing of changes in pharmaceutical pricing and reimbursement infrastructure;

∎	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including any litigation costs and the results of such litigation;

∎	the effect of competing technological and market developments;

∎	the extent to which we enter into additional collaboration arrangements with respect to our product candidates or in-license or acquire other products and technologies;

∎	the costs related to operating as a public company;

∎	revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;

∎	the stability, scale and yield of our future manufacturing process as we scale-up production and formulation of our product candidates for later stages of development and commercialization;

∎	the cost of establishing sales, marketing and distribution capabilities for our product candidates in regions where we choose to commercialize our products;

∎	the initiation, progress, timing and results of our commercialization of SQZ-PBMC-HPV, SQZ-AAC-HPV and our other product candidates, if approved for commercial sale; and

∎	the severity, duration and impact of the COVID-19 pandemic, which may adversely impact our business.

Depending on our business performance, the economic climate and market conditions, we may be unable to raise additional funds through any sources. If we are unable to obtain adequate funding on a timely basis, we may be required to curtail or discontinue one or more of our development programs for SQZ-PBMC-HPV, SQZ-AAC-HPV or our other product candidates, or to reduce our operations. If we raise additional funds by issuing equity securities, our then-existing stockholders will experience dilution and the terms of any new equity securities may have preference over those of our existing common stock.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial revenue from product sales, we may finance our cash needs through a combination of equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our operations, our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends, redeeming our stock, making certain investments and engaging in certain merger, consolidation or asset sale transactions, among other restrictions. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

The COVID-19 pandemic may materially and adversely affect our business and financial results.

In December 2019, a novel strain of coronavirus, which causes the disease known as COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 coronavirus has spread globally. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic and the U.S. government imposed travel restrictions on travel between the United States, Europe and certain other countries. Further, the President of the United States declared the COVID-19 pandemic a national emergency, invoking powers under the Stafford Act, the legislation that directs federal emergency disaster response. Our principal executive offices and laboratory space are located in Watertown, Massachusetts. On March 23, 2020, the Governor of Massachusetts ordered all individuals living in the Commonwealth of Massachusetts to stay at their place of residence for an indefinite period of time (subject to certain exceptions to facilitate authorized necessary activities) to mitigate the impact of the COVID-19 pandemic. On May 18, 2020, the Governor announced the phased reopening of businesses and other organizations in Massachusetts, and, as of July 6, 2020, Massachusetts entered Phase III of the plan. Under Phase III, companies remain subject to compliance with certain state and locally mandated measures.

In response to these public health directives and to help reduce the risk to our employees, we took precautionary measures, including implementing work-from-home policies for our administrative employees and staggered work times for our lab employees. We plan to continue these measures and are assessing when and how to resume normal operations. The effects of the executive order and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines and future clinical trials, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, results of operations and financial condition, including our ability to obtain financing.

Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases have impacted and may continue to impact personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which would disrupt our supply chain. For example, we have experienced delays in receiving supplies of raw materials for our preclinical activities due to the impact of COVID-19 on our suppliers’ ability to timely manufacture these materials. In addition, due to the decreased availability of commercial flights, we have had to arrange for private deliveries, including chartered planes, of some of our product candidates, which has resulted in an increase in cost.

In addition, our ongoing Phase 1 clinical trial of SQZ-PBMC-HPV has been and any future clinical trials may be further affected by the COVID-19 pandemic, including:

∎	delays in receiving approval from regulatory authorities to initiate or modify our planned clinical trials;

∎	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

∎

delays or difficulties in enrolling patients in our clinical trials, including patients who may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services;

∎	delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;

∎	interruptions in preclinical studies due to restricted or limited operations at our laboratory facilities or unavailability of raw materials;

∎

diversion or prioritization of healthcare resources away from the conduct of clinical trials and towards the COVID-19 pandemic, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

∎

interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal, state or provincial governments, employers and others or interruption of clinical trial subject visits and study procedures (such as endoscopies that are deemed non-essential), which may impact the integrity of subject data and clinical study endpoints;

∎

risk that participants enrolled in our clinical trials will contract COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events;

∎

limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

∎	interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product, or make such transport significantly more expensive;

∎

changes in local regulations as part of a response to the COVID-19 coronavirus outbreak, which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

∎

delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and

∎	the refusal of the FDA to accept data from clinical trials in geographies affected by COVID-19.

For example, two of our clinical trial sites have not enrolled patients due to the COVID-19 pandemic, and we are unable to predict when they will begin to enroll patients. In addition, some staff that are required to conduct certain testing, such as biopsies, at our clinical sites have been required to stay at home or have been reallocated to other activities, resulting in such tests not being performed or being delayed.

The global outbreak of the COVID-19 coronavirus continues to rapidly evolve. The extent to which the COVID-19 coronavirus may impact our business and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions, reopening plans, the resurgence of COVID-19, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

Risks Related to Discovery, Development, Preclinical and Clinical Testing, Manufacturing and Regulatory Approval

Our business is highly dependent on the success of our initial product candidates, SQZ-PBMC-HPV and SQZ-AAC-HPV, each of which will require significant additional preclinical and clinical testing before we can seek regulatory approval and potentially launch commercial sales. If SQZ-PBMC-HPV and/or SQZ-AAC-HPV do not receive regulatory approval or are not successfully commercialized, or are significantly delayed in doing so, our business will be harmed.

A substantial portion of our business and future success depends on our ability to develop, obtain regulatory approval for and successfully commercialize our most advanced product candidates, SQZ-PBMC-HPV, which is currently being evaluated in a Phase 1 clinical trial, and SQZ-AAC-HPV, which is still in preclinical development. We currently have no products that are approved for commercial sale and have not completed the development of any product candidates, and we may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to SQZ-PBMC-HPV and SQZ-AAC-HPV, which will require additional preclinical and clinical development, management of clinical, medical affairs and manufacturing activities, obtaining regulatory approvals in multiple jurisdictions, securing of manufacturing supply, building of a commercial organization, substantial investment and significant marketing efforts before we can generate any revenues from any commercial sales from either product candidate, if approved. We cannot be certain that either SQZ-PBMC-HPV or SQZ-AAC-HPV will be successful in ongoing or future clinical trials, receive regulatory approval or be successfully commercialized even if we receive regulatory approval. Even if we receive approval to market SQZ-PBMC-HPV and/or SQZ-AAC-HPV from the FDA or other regulatory bodies, we cannot be certain that such product candidates will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives. Nor can we be certain that, if and when approved, the safety and efficacy profile of SQZ-PBMC-HPV, SQZ-AAC-HPV or our other product candidates will be consistent with the results observed in clinical trials.

If the required regulatory approvals for SQZ-PBMC-HPV or SQZ-AAC-HPV are not obtained or are significantly delayed, or any approved products are not commercially successful, our business, financial condition and results of operations may be materially harmed.

SQZ-PBMC-HPV and SQZ-AAC-HPV are being developed under our SQZ APC and SQZ AAC platforms, respectively, and the failure of either product to receive regulatory approval could adversely affect other product candidates being developed under those respective technology platforms. Moreover, if we experience similar regulatory or developmental issues with our other pipeline product candidates, our development plans and business could be significantly harmed. Further, our competitors may be developing products with similar mechanisms of action and may experience problems with their products that could identify problems that would potentially harm our business.

Preclinical development is lengthy and uncertain, and our preclinical programs or development candidates may be delayed or terminated, or may never advance to the clinic, any of which may affect our ability to obtain funding and may have a material adverse impact on our platforms or our business.

Much of our pipeline is in preclinical development, and these programs could be delayed or not advance into the clinic. Before we can initiate clinical trials for a development candidate, we must complete extensive preclinical studies, including good laboratory practice toxicology testing, that support our planned investigational new drug applications, or INDs, in the United States, or similar applications in other jurisdictions. We must also complete extensive work on Chemistry, Manufacturing, and Controls, or CMC, activities, including yield, purity and stability data, to be included in the IND filing. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA or other regulatory authorities will accept the results of our preclinical testing or our proposed clinical programs or if the outcome of our preclinical testing, studies, and CMC activities will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin.

The successful development of cellular therapeutics, such as the product candidates under our Cell Squeeze technology, is highly uncertain.

We have no products approved for commercial sale and have not generated any revenue from product sales. Before we are able to generate any revenue from product sales, our current product candidates, and any future product candidates we develop, will require additional preclinical and clinical development, management of clinical, preclinical and manufacturing activities, marketing approval in the United States and other markets, demonstrating effectiveness to pricing and reimbursement authorities, obtaining sufficient manufacturing supply for both clinical development and commercial production, building of a commercial organization and substantial investment and significant marketing efforts. The success of our current and future product candidates will depend on several factors, including:

∎	successfully completing research and preclinical and clinical development of our product candidates;

∎	obtaining regulatory approvals and marketing authorizations for product candidates for which we successfully complete clinical development and clinical trials;

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implementing a sustainable and scalable manufacturing process for our product candidates, as well as establishing and maintaining commercially viable supply and distributor relationships with third parties that can provide adequate products and services to support clinical activities and any commercial demand for our product candidates;

∎	identifying, assessing, acquiring and/or developing new product candidates;

∎	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

∎	the prevalence, duration and severity of potential side effects or other safety issues experienced with our product candidates or future approved products, if any;

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launching and successfully commercializing product candidates for which we obtain marketing approval, either by collaborating with a partner or, if launched independently, by establishing a sales, marketing and distribution infrastructure;

∎	obtaining and maintaining an adequate price for our product candidates, both in the United States and in foreign countries where our products are commercialized;

∎	obtaining adequate reimbursement from payors for our product candidates or procedures using our product candidates;

∎	the convenience and durability of our treatment or dosing regimen;

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acceptance by physicians, payors and patients of the benefits, safety and efficacy of our product candidates or any future product candidates, if approved, including relative to alternative and competing treatments;

∎	patient demand for any of our product candidates that may be approved;

∎	addressing any competing technological and market developments;

∎	maintaining, protecting, expanding and enforcing our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

∎	attracting, hiring and retaining qualified personnel.

Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of our expenses, or when we will be able to generate any meaningful revenue or achieve or maintain profitability, if ever. In addition, our expenses could increase beyond our current expectations if we are required by the FDA or foreign regulatory authorities to perform studies in addition to those that we currently anticipate, or if there are any delays in any of our or our future collaborators’ clinical trials or the development of any of our product candidates. Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate and ongoing compliance efforts.

Even if we are able to successfully commercialize a product candidate, we may not become profitable, and we will need to obtain additional funding through one or more equity or debt financings in order to continue operations. Revenue from the sale of any product candidate for which regulatory approval is obtained will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to get reimbursement at any price and whether we own the commercial rights for that territory. If the number of addressable patients is not as significant as we anticipate, the indication approved by regulatory authorities is narrower than we expect, the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, or the price and available third party reimbursement are lower than anticipated, we may not generate significant revenue from sales of such products, even if approved.

Our product candidates are based on a novel technology, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if at all.

Our Cell Squeeze technology is novel. As such, it is difficult to accurately predict the developmental challenges we may incur for our product candidates as they proceed through product discovery or identification, preclinical studies and clinical trials. In addition, because we are currently conducting a Phase 1 clinical trial of our initial product candidate, SQZ-PBMC-HPV, and we have not commenced clinical trials of any of our other pipeline product candidates, we have not yet been able to assess the safety or efficacy of our technology in humans and there may be short-term or long-term effects from treatment with any product candidates that we develop that we cannot predict at this time. Also, animal models may not exist for some of the diseases we choose to pursue in our programs. Moreover, even if we obtain data from our clinical trials, because the Cell Squeeze technology applied in our programs is novel and has not been externally verified, our data may be difficult to replicate and/or subject to misinterpretation by us or others. As a result of these factors, it is difficult for us to predict the time and cost of product candidate development, and we cannot predict whether the application of our Cell Squeeze technology, or any similar or competitive cellular technologies, will result in the identification, development and regulatory approval of any products. There can be no assurance that any development challenges we experience in the future related to our Cell Squeeze technology or any of our research programs will not cause significant delays or unanticipated costs, or that such development problems can be solved. Any of these factors may prevent us from completing our preclinical studies or any clinical trials that we may initiate or commercializing any product candidates we may develop on a timely or profitable basis, if at all.

In addition, the clinical study requirements of the FDA and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use as well as market of the potential products. The regulatory approval process for novel product candidates such as ours can be more expensive and take longer than for other, better known or extensively studied therapeutic modalities and approaches. Further, as we are developing novel treatments, there is heightened risk that the FDA or comparable foreign regulatory bodies may not consider the clinical trial endpoints to provide clinically meaningful results, and the resulting clinical data and results may be more difficult to analyze. To date, few cell therapy products have been approved by the FDA or comparable foreign regulatory authorities, which makes it difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our product candidates in the United States, the European Union, or EU, or other jurisdictions. Further, approvals by one regulatory authority may not be indicative of what other regulatory authorities may require for approval.

Regulatory requirements governing cellular therapy products have evolved and may continue to change in the future. For example, the FDA established the Office of Tissues and Advanced Therapies within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of cellular therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. These and other regulatory review agencies, committees and advisory groups and the requirements and guidelines they promulgate may lengthen the regulatory review process, require us to perform additional preclinical studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these treatment candidates or lead to significant post-approval limitations or restrictions.

We are subject to significant regulatory oversight by the FDA and foreign regulatory bodies in jurisdictions where we may seek to develop our products. In addition to these government bodies, the applicable Institutional Biosafety Committee, or IBC, Institutional Review Board, or IRB, and similar cell therapy boards of each institution at which we or our collaborators conduct clinical trials of our product candidates, or a central IRB if appropriate, would need to review and approve the proposed clinical trial.

Changes in applicable regulatory guidelines may lengthen the regulatory review process, require us to perform additional studies or trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with regulatory authorities and comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of such product candidates. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delays as a result of an increased or lengthier regulatory approval process or further restrictions on the development of our product candidates can be costly and could negatively impact our ability to complete clinical trials and commercialize our current and future product candidates in a timely manner, if at all.

Cellular therapies are a novel approach and negative perception of any product candidates that we or third parties develop could adversely affect our ability to conduct our business or obtain regulatory approvals for our product candidates.

The developmental and commercial success of our current product candidates, or any product candidates that we develop alone or with collaborators in the future, will depend in part on public acceptance of the use of cell therapy technology, including the candidates we are developing using our Cell Squeeze technology, for the prevention or treatment of human diseases. Adverse public perception of cell therapies may negatively impact our ability to raise capital or enter into strategic agreements for the development of product candidates.

Cellular therapy remains a novel technology. The commercial success of our cellular therapy product candidates, if successfully developed and approved, may be adversely affected by claims that cellular therapy is unsafe, unethical or immoral. This may lead to unfavorable public perception and the inability of any of our product candidates to gain the acceptance of the public or the medical community. Unfavorable public perceptions may also adversely impact our or our collaborators’ ability to enroll clinical trials for our product candidates.

Our success in commercializing any product candidates that receive regulatory approval will depend upon physicians who specialize in the treatment of diseases targeted by our product candidates prescribing treatments that involve the use of our product candidates in lieu of, or in addition to, existing treatments with which they are more familiar and for which greater clinical data may be available. Adverse events in clinical trials of our product candidates or in clinical trials of others developing similar products and the resulting publicity, as well as any other adverse events in the field of cellular therapies, could result in a decrease in demand for any product that we may develop. In addition, responses by the federal, state or foreign governments to negative public perception or ethical concerns may result in new legislation or regulations that could limit our ability to develop or commercialize any product candidates, obtain or maintain regulatory approval or otherwise achieve profitability. More restrictive statutory regimes, government regulations or negative public opinion would have an adverse effect on our business, financial condition, results of operations and prospects and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop.

The regulatory approval processes of the FDA and comparable foreign regulatory authorities are lengthy, expensive, time-consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, we will be unable to generate product revenue and our business will be seriously harmed.

We are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Foreign regulatory authorities impose similar requirements. The time required to obtain approval by the FDA and comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. We have not submitted for or obtained regulatory approval for any product candidate. We must complete additional preclinical or nonclinical studies and clinical trials to demonstrate the safety and efficacy of our product candidates in humans to the satisfaction of the regulatory authorities before we will be able to obtain these approvals, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval. Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

∎	the FDA or comparable foreign regulatory authorities may disagree with the design, implementation or interpretation of results of our clinical trials;

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the FDA or comparable foreign regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use of our products;

∎	the population studied in the clinical program may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

∎	we may be unable to demonstrate to the FDA, or comparable foreign regulatory authorities that a product candidate’s clinical and other benefits outweigh its safety risks;

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the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

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the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

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the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our or our collaborators’ clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failing to obtain regulatory approval to market any of our product candidates, which would seriously harm our business. In addition, even if we or our collaborators were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may impose significant limitations in the form of narrow indications, warnings, or a Risk Evaluation and Mitigation Strategy, or REMS. Regulatory authorities may not approve the price we or our collaborators intend to charge for products we may develop, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could seriously harm our business.

Our product candidates may be associated with serious adverse events, undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential or result in significant negative consequences.

Adverse events or other undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities.

During the conduct of clinical trials, patients report changes in their health, including illnesses, injuries, and discomforts, to their study doctor. Often, it is not possible to determine whether or not the product candidate being studied caused these conditions. It is possible that as we test our product candidates in larger, longer and more extensive clinical trials, or as use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in previous trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by patients. Many times, side effects are only detectable after investigational products are tested in large-scale clinical trials or, in some cases, after they are made available to patients on a commercial scale following approval.

If any serious adverse events occur, clinical trials or commercial distribution of any product candidates or products we develop could be suspended or terminated, and our business could be seriously harmed. Treatment-related side effects could also affect patient recruitment and the ability of enrolled patients to complete the trial or result in potential liability claims. Regulatory authorities could order us to cease further development of, deny approval of, or require us to cease selling any product candidates or products for any or all targeted indications. If we are required to delay, suspend or terminate any clinical trial or commercialization efforts, the commercial prospects of such product candidates or products may be harmed, and our ability to generate product revenues from them or other product candidates that we develop may be delayed or eliminated. Additionally, if one or more of our product candidates receives marketing approval and we or others later identify undesirable side effects or adverse events caused by such products, a number of potentially significant negative consequences could result, including but not limited to:

∎	regulatory authorities may suspend, limit or withdraw approvals of such product, or seek an injunction against its manufacture or distribution;

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regulatory authorities may require additional warnings on the label, including “boxed” warnings, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

∎	we may be required to change the way the product is administered or conduct additional clinical trials or post-approval studies;

∎	we may be required to create a REMS which could include a medication guide outlining the risks of such side effects for distribution to patients;

∎	we may be subject to fines, injunctions or the imposition of criminal penalties;

∎	we could be sued and held liable for harm caused to patients; and

∎	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could seriously harm our business.

Clinical development is lengthy and uncertain. We may encounter substantial delays and costs in our clinical trials, or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

Clinical testing is expensive, time-consuming and subject to uncertainty. To date, we have not completed any clinical trials for any of our product candidates. We cannot guarantee that any clinical trials will be initiated or conducted as planned or completed on schedule, if at all. We also cannot be sure that submission of an IND or a clinical trial application, or CTA, will result in the FDA, Health Canada, or other regulatory authority, as applicable, allowing clinical trials to begin in a timely manner, if at all. For example, the FDA placed our IND for SQZ-PBMC-APC on clinical hold, pending receipt of additional data related to sterility testing, which was ultimately removed. Moreover, even if these trials begin, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful. Events that may prevent successful or timely initiation or completion of clinical trials include:

∎	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

∎	delays in reaching a consensus with regulatory authorities on study design or implementation of the clinical trials;

∎	delays or failure in obtaining regulatory authorization to commence a trial;

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delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

∎	delays in identifying, recruiting and training suitable clinical investigators;

∎	delays in obtaining required IRB approval at each clinical trial site;

∎	delays in recruiting suitable patients to participate in our clinical trials;

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delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing;

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insufficient or inadequate supply or quality of product candidates or other materials necessary for use in clinical trials, or delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for clinical trials;

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imposition of a temporary or permanent clinical hold by regulatory authorities for a number of reasons, including after review of an IND or amendment, CTA or amendment, or equivalent foreign application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; or a negative finding from an inspection of our clinical trial operations or study sites;

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developments on trials conducted by competitors for related technology that raises FDA or foreign regulatory authority concerns about risk to patients of the technology broadly; or if the FDA or a foreign regulatory authority finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

∎	delays in recruiting, screening and enrolling patients and delays caused by patients withdrawing from clinical trials or failing to return for post-treatment follow-up;

∎	difficulty collaborating with patient groups and investigators;

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failure by our CROs, other third parties or us to adhere to clinical trial protocols; failure to perform in accordance with the FDA’s or any other regulatory authority’s good clinical practice requirements, or GCPs, or applicable regulatory guidelines in other countries;

∎	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

∎	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

∎	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

∎	the cost of clinical trials of our product candidates being greater than we anticipate;

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clinical trials of our product candidates producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon development of such product candidates;

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transfer of manufacturing processes to larger-scale facilities operated by a contract manufacturing organization, or CMO, and delays or failure by our CMOs or us to make any necessary changes to such manufacturing process; and

∎	third parties being unwilling or unable to satisfy their contractual obligations to us.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. Any inability to successfully initiate or complete clinical trials could result in additional costs to us or impair our ability to generate revenue from product sales. In addition, if we make manufacturing or formulation changes to our product candidates, we may be required to or we may elect to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may seriously harm our business.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the data safety monitoring board for such trial or by the FDA or any other regulatory authority, or if the IRBs of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate product revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

The limited number of patients who have the diseases for which some of our product candidates may be studied, or meet the eligibility criteria of our clinical trials, may make it more difficult for us to enroll or complete such clinical studies, or may result in findings in our clinical studies that do not reach levels of statistical significance sufficient for marketing approval.

There may be limited patient pools from which to draw for clinical studies. In addition to the rarity of these diseases, the eligibility criteria of our clinical studies will further limit some of the pool of available study participants as we will require that patients have specific characteristics that we can measure or to assure their disease is either severe enough or not too advanced to include them in a study. We may not be able to initiate or continue clinical trials on a timely basis or at all for any of our product candidates if we or our collaborators are unable to locate and enroll a sufficient number of eligible patients to participate in the trials as required by applicable regulations or as needed to provide appropriate statistical power for a given trial. Similarly, we plan to design and conduct clinical trials utilizing a limited number of patients in order to evaluate the safety and therapeutic activity of our product candidates. Conducting trials in smaller subject populations increases the risk that any safety or efficacy issues observed in only a few patients could prevent such studies from reaching statistical significance or otherwise meeting their specified endpoints, which could require us to conduct additional clinical studies, or delay or prevent our product candidates from receiving regulatory approval, which would seriously harm our business.

In addition, with respect to clinical trials for certain of our product candidates, such as SQZ-PBMC-HPV on the one hand, and SQZ-AAC-HPV on the other, there is substantial overlap between the populations of patients who are or would be eligible to be enrolled. If we conduct clinical trials for two or more of our product candidates simultaneously, either by choice or necessity, any patient enrollment in one of the clinical trials may be obtained at the expense of or to the detriment of patient enrollment in the other.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. The enrollment of patients depends on many factors, including:

∎	the patient eligibility criteria defined in the protocol;

∎	the size of the target disease population;

∎	the size of the patient population required for analysis of the trial’s primary endpoints;

∎	the proximity of patients to trial sites;

∎	the design of the trial;

∎	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

∎	our ability to obtain and maintain patient consents; and

∎	the risk that patients enrolled in clinical trials will drop out of the trials before the manufacturing and infusion of our product candidates or trial completion.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates or similar areas, and this competition will reduce the number and types of patients available to us because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of our ongoing and planned clinical trials, which could prevent completion or commencement of these trials and adversely affect our ability to advance the development of our product candidates.

Our preclinical studies and clinical trials may fail to demonstrate substantial evidence of the safety and efficacy of our product candidates, which would prevent, delay or limit the scope of regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we or our collaborators must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. Further, because our product candidates are subject to regulation as biological drug products, we will need to demonstrate that they are safe, pure and potent for use for their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during preclinical development or the clinical trial process. The results of preclinical studies of our product candidates may not be predictive of the results of early-stage or later-stage clinical trials, and results of early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. The results of clinical trials in one set of patients or disease indications may not be predictive of those obtained in another. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support continued product development or marketing approval. We cannot be certain that our ongoing and future clinical trials or any other future clinical trials will be successful. Additionally, any safety concerns observed in any one of our clinical trials for our targeted indications could limit the prospects for regulatory approval of our product candidates for those and other indications, which could seriously harm our business. In addition, even if such clinical trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Even if regulatory approval is secured for any of our product candidates, the terms of such approval may limit the scope and use of such product candidate, which may also limit its commercial potential.

Additionally, some of our clinical trials may utilize an “open-label” trial design, which is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates for which we include an open-label clinical trial when studied in a controlled environment with a placebo or active control.

We may conduct clinical trials for our product candidates in sites outside the United States, and the FDA may not accept data from trials conducted in foreign locations.

We may in the future choose to conduct clinical trials outside the United States for SQZ-PBMC-HPV, SQZ-AAC-HPV, our other pipeline product candidates or any of our other future product candidates. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with good clinical practice, or GCP, including review and approval by an IRB or Independent Ethics Committee, and receipt of informed consent from subjects. The FDA must also be able to validate the data from the study through an on-site inspection if necessary. In general, the patient population for any clinical trials conducted outside of the United States must be representative of the population for which we intend to seek approval for the product in the United States. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also complied with all applicable U.S. laws and regulations. There can be no assurance the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from our clinical trials of our product candidates, it would likely result in the need to conduct additional trials, which would be costly and time-consuming and delay or permanently halt our development of our product candidates.

In addition, there are risks inherent in conducting clinical trials in multiple jurisdictions, inside and outside of the United States, such as:

∎	regulatory and administrative requirements of the jurisdiction where the trial is conducted that could burden or limit our ability to conduct our clinical trials;

∎	foreign exchange fluctuations;

∎	manufacturing, customs, shipment and storage requirements;

∎	cultural differences in medical practice and clinical research; and

∎	the risk that the patient populations in such trials are not considered representative as compared to the patient population in the target markets where approval is being sought.

Interim, “topline” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim, “topline” or preliminary data from preclinical studies or clinical trials. Interim data are subject to the risk that one or more of the outcomes may materially change as more data become available. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary or “topline” data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim, “topline” and preliminary data should be viewed with caution until the final data are available. Additionally, interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between preliminary, “topline” or interim data and final data could seriously harm our business.

Further, others, including regulatory authorities, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure. Any information we determine not to disclose may ultimately be deemed significant by you or others with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the topline data that we report differ from final results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, product candidates may be harmed, which could seriously harm our business.

We may not be successful in our efforts to identify and successfully develop additional product candidates.

Part of our strategy involves identifying novel product candidates. The process by which we identify product candidates may fail to yield product candidates for clinical development for a number of reasons, including those discussed in these risk factors and also:

∎	we may not be able to assemble sufficient resources to acquire or discover additional product candidates;

∎	competitors may develop alternatives that render our potential product candidates obsolete or less attractive;

∎	potential product candidates we develop may nevertheless be covered by third-parties’ patents or other exclusive rights;

∎

potential product candidates may, on further study, be shown to have harmful side effects, toxicities or other characteristics that indicate that they are unlikely to be products that will receive marketing approval or achieve market acceptance, if approved;

∎	potential product candidates may not be effective in treating their targeted diseases or symptoms;

∎	the market for a potential product candidate may change so that the continued development of that product candidate is no longer reasonable;

∎	a potential product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; or

∎	the regulatory pathway for a potential product candidate is highly complex and difficult to navigate successfully or economically.

In addition, we may choose to focus our efforts and resources on a potential product candidate that ultimately proves to be unsuccessful, or to license or purchase a marketed product that does not meet our financial expectations. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases that may later prove to have greater commercial potential, or relinquish valuable rights to such product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to retain sole development and commercialization rights. If we are unable to identify and successfully commercialize additional suitable product candidates, this would adversely impact our business strategy and our financial position.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to timely capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We may seek orphan drug designation for certain future product candidates, but we may be unable to obtain such designation or to obtain or maintain the benefits associated with orphan drug designation, including market exclusivity, which may cause our product revenue, if any, to be reduced.

We may seek orphan product designation for some of our product candidates; however, we may never receive such designations. Under the Orphan Drug Act, the FDA may designate a drug or biologic product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. Orphan drug designation must be requested before submitting a BLA.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and application fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA.

In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug or biologic for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity for the orphan patient population. Exclusive marketing rights in the United States may also be unavailable if we or our collaborators seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective.

Even if we obtain orphan drug designation, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Further, even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug or biologic nor gives the drug or biologic any advantage in the regulatory review or approval process.

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us or any future collaboration partners from obtaining approvals for the commercialization of any product candidate we develop.

Any product candidate we may develop and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory authorities in the United States and by comparable authorities in other countries. Any product candidates we develop may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. Our development programs are early-stage and we have not received approval to market any product candidates from regulatory authorities in any jurisdiction. It is possible that none of the product candidates we are developing or that we may seek to develop in the future will ever obtain regulatory approval. We have no experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party CROs, suppliers, vendors or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the biologic product candidate’s safety, purity, efficacy and potency. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If we experience delays in obtaining approval or if we fail to obtain approval of any product candidates we may develop, the commercial prospects for those product candidates may be harmed, and our ability to generate product revenue will be materially impaired.

Even if we obtain FDA approval of any of our product candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials which would be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our ability to realize the full market potential of our products will be harmed.

Even if a current or future product candidate receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any current or future product candidate we develop receives marketing approval, whether as a single agent or in combination with other therapies, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current approved immunotherapies, and other cancer treatments like chemotherapy and radiation therapy, are well established in the medical community, and doctors may continue to rely on these therapies. If the product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of any product candidate, if approved for commercial sale, will depend on a number of factors, including:

∎	efficacy and potential advantages compared to alternative treatments;

∎	the ability to offer our products, if approved, for sale at competitive prices;

∎	convenience and ease of administration compared to alternative treatments;

∎	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

∎	the strength of marketing and distribution support;

∎	the ability to obtain sufficient third-party coverage and adequate reimbursement, including with respect to the use of the approved product as a combination therapy;

∎	adoption of a companion diagnostic and/or complementary diagnostic; and

∎	the prevalence and severity of any side effects.

We are developing a product candidate, and in the future may develop other product candidates, in combination with other therapies, which exposes us to additional risks.

SQZ-PBMC-HPV is being evaluated in a Phase 1 clinical trial to treat HPV16+ tumors as a monotherapy and in combination with Roche’s atezolizumab, a currently approved cancer therapy. In the future, we may develop product candidates to be used with one or more currently approved cancer therapies. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our product candidates for use in combination with other drugs or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.

We may also evaluate our product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or similar regulatory authorities outside of the United States. We will not be able to market any product candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.

If the FDA or similar regulatory authorities outside of the United States do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing or supply issues arise with, the drugs we choose to evaluate in combination with any product candidate we develop, we may be unable to obtain approval or subsequent commercial success.

The market opportunities for any current or future product candidate we develop, if and when approved, may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small.

Cancer therapies are sometimes characterized as first-line, second-line or third-line, and the FDA often approves new therapies initially only for third-line use. When cancer is detected early enough, first-line therapy, usually chemotherapy, hormone therapy, surgery, radiation therapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. We expect to initially seek approval of our oncology product candidates as a therapy for patients who have received one or more prior treatments. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially as a first-line therapy, but there is no guarantee that product candidates we develop, even if approved, would be approved for first-line therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

The number of patients who have the cancers we are targeting may turn out to be lower than expected. Additionally, the potentially addressable patient population for our current programs or future product candidates may be limited, if and when approved. Even if we obtain significant market share for any product candidate, if and when approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications, including to be used as first- or second-line therapy.

Our investigational products, if approved, may face competition from biosimilars approved through an abbreviated regulatory pathway.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of the other company’s product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

We believe that any of our investigational products approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to Congressional action or otherwise, or that the FDA will not consider our investigational medicines to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, funding of other government agencies that finance research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new biologics or modifications to approved or licensed biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business.

Separately, in response to the COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Additionally, as of June 23, 2020, the FDA noted it is continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals. On July 16, 2020, the FDA noted that it is continuing to expedite oncology product development with its staff teleworking full-time. However, the FDA may not be able to continue its current pace, and review timelines could be extended. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures or reallocate resources in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, employment practices liability, property, auto, workers’ compensation, umbrella, and directors’ and officers’ insurance.

Any additional product liability insurance coverage we acquire in the future may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for SQZ-PBMC-HPV, SQZ-AAC-HPV and/or any of our other product candidates, we intend to acquire insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business, including preventing or limiting the development and commercialization of any product candidates we develop. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Our business and operations would suffer in the event of system failures.

Our computer systems, as well as those of our CROs and other contractors and consultants, are vulnerable to damage from computer viruses, unauthorized access, natural disasters (including hurricanes), terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product candidate development programs. For example, the loss of preclinical studies or clinical trial data from completed, ongoing or planned studies or trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of SQZ-PBMC-HPV, SQZ-AAC-HPV or any other product candidate could be delayed.

In the ordinary course of our business, we directly or indirectly collect and store sensitive data, including intellectual property, confidential information, preclinical and clinical trial data, proprietary business information, personal data and personally identifiable health information of our clinical trial subjects and employees, in our data centers and on our networks, or on those of third parties. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or internal bad actors, or breached due to employee error, a technical vulnerability, malfeasance or other disruptions. Although, to our knowledge, we have not experienced any such material security breach to date, any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen.

Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and significant regulatory penalties, and such an event could disrupt our operations, damage our reputation and cause a loss of confidence in us and our ability to conduct clinical trials, which could adversely affect our reputation and delay our clinical development of our product candidates.

Risks Related to Healthcare Laws and Other Legal Compliance Matters

We will be subject to extensive and costly government regulation.

Product candidates employing our technology will be subject to extensive and rigorous domestic government regulation, including regulation by the FDA, the Centers for Medicare & Medicaid Services, or CMS, other divisions of the United States Department of Health and Human Services, the United States Department of Justice, state and local governments, and their respective equivalents outside of the United States. The FDA regulates the research, development, preclinical and clinical testing, manufacture, safety, effectiveness, record-keeping, reporting, labeling, packaging, storage, approval, advertising, promotion, sale, distribution, import and export of pharmaceutical products. If products employing our technologies are marketed abroad, they will also be subject to extensive regulation by foreign governments, whether or not they have obtained FDA approval for a given product and its uses. Such foreign regulation may be equally or more demanding than corresponding United States regulation.

Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling our products. The regulatory review and approval process, which includes preclinical testing and clinical trials of each product candidate, is lengthy, expensive and uncertain. We or our collaborators must obtain and maintain regulatory authorization to conduct preclinical studies and clinical trials. We or our collaborators must obtain regulatory approval for each product we intend to market, and the manufacturing facilities used for the products must be inspected and meet legal requirements. Securing regulatory approval requires the submission of extensive preclinical and clinical data and other supporting information for each proposed therapeutic indication in order to establish the product’s safety and efficacy, potency and purity, for each intended use. The development and approval process takes many years, requires substantial resources, and may never lead to the approval of a product.

Even if we are able to obtain regulatory approval for a particular product, the approval may limit the indicated medical uses for the product, may otherwise limit our ability to promote, sell and distribute the product, may require that we conduct costly post-marketing surveillance, and/or may require that we conduct ongoing post-marketing studies. Material changes to an approved product, such as, for example, manufacturing changes or revised labeling, may require further regulatory review and approval. Once obtained, any approvals may be withdrawn, including, for example, if there is a later discovery of previously unknown problems with the product, such as a previously unknown safety issue.

If we, our collaborators, consultants, CMOs, CROs or other vendors, fail to comply with applicable regulatory requirements at any stage during the regulatory process, such noncompliance could result in, among other things, delays in the approval of applications or supplements to approved applications; refusal of a regulatory authority, including the FDA, to review pending market approval applications or supplements to approved applications; warning letters; fines; import and/or export restrictions; product recalls or seizures; injunctions; total or partial suspension of production; civil penalties; withdrawals of previously approved marketing applications or licenses; recommendations by the FDA or other regulatory authorities against governmental contracts; and/or criminal prosecutions.

Enacted and future healthcare legislation and policies may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and could adversely affect our business.

In the United States, the EU and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could prevent or delay marketing approval of our products in development, restrict or regulate post-approval activities involving any product candidates for which we obtain marketing approval, impact pricing and reimbursement and impact our ability to sell any such products profitably. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. In addition, new regulations and interpretations of existing healthcare statutes and regulations are frequently adopted.

In March 2010, the ACA was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include the following:

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an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents (other than those designated as orphan drugs), which is apportioned among these entities according to their market share in certain government healthcare programs;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

∎	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

∎	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

∎	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

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establishment of the Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial, Congressional and executive challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. By way of example, in 2017, President Trump signed into law federal tax legislation commonly referred to as the Tax Cuts and Jobs Act, or the Tax Act, which included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. On December 14, 2018, the U.S. District Court for the Northern District of Texas ruled that the ACA is unconstitutional in its entirety because the penalty imposed by the individual mandate, which was deemed an integral part of the ACA, was reduced to $0 and effectively nullified by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit ruled that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how these decisions, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and our business.

On June 14, 2018, U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in ACA risk corridor payments to third-party payors who argued were owed to them. This was appealed to the U.S. Supreme Court and was granted certiorari. On December 10, 2019, the U.S. Supreme Court heard arguments in Moda Health Plan, Inc. v. United States, which will determine whether the government must make risk corridor payments. The Supreme Court’s decision will be released in the coming months. The effects of this gap in reimbursement on third-party payors, the viability of the ACA marketplace, providers, and potentially our business, are not yet known. In December 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of the federal district court litigation regarding the method CMS uses to determine this risk adjustment.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011 resulted in aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2029 unless additional action is taken by Congress. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, the orphan drug tax credit was reduced as part of a broader tax reform. These new laws or any other similar laws introduced in the future may result in additional reductions in Medicare and other healthcare funding, which could negatively affect our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as outcomes-based reimbursement. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates or put pressure on our product pricing.

In the EU, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved.

In markets outside of the United States and the EU, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

In addition, legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA’s regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States, the EU or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to regulatory scrutiny and post-marketing requirements.

If one of our product candidates is approved, it will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy, and other post- market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. Manufacturers and manufacturers’ facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to current good manufacturing practice, or cGMP, regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any approved marketing application. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

We will also have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs and biologics are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we may not promote our products “off-label” for indications or uses for which they do not have approval, though we may share truthful and not misleading information that is otherwise consistent with our product’s FDA approved labeling. The holder of an approved application, such as a BLA, must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling or manufacturing process. We could also be asked to conduct post-marketing clinical studies to verify the safety and efficacy of our products in general or in specific patient subsets. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval or label restrictions.

If the FDA or another regulatory authority discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory authorities may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory authority or enforcement authority may, among other things:

∎	issue warning letters;

∎	impose civil or criminal penalties;

∎	suspend or withdraw regulatory approval;

∎	suspend any of our clinical trials;

∎	refuse to approve pending applications or supplements to approved applications submitted by us;

∎	impose restrictions on our operations, including closing our contract manufacturers’ facilities; or

∎	seize or detain products, or require a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory approval is withdrawn, our business will be seriously harmed.

Moreover, the policies of the FDA and of other regulatory authorities may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved. Such laws include:

∎

the U.S. federal Anti-Kickback Statute, which makes it illegal for any person to knowingly and willfully solicit, offer, receive, pay or provide any remuneration (including any kickback, bribe or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

∎

the U.S. federal civil and criminal false claims laws, including the civil FCA, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false, fictitious or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The government may deem manufacturers to have “caused” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. Companies that submit claims directly to payors may also be liable under the FCA for the direct submission of such claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

∎

the federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;

∎

the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and its implementing regulations, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation; the Federal Food, Drug and Cosmetic Act, or FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

∎

the U.S. Physician Payments Sunshine Act and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare providers starting in 2022, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

∎

federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs, where reported prices may be used in the calculation of reimbursement and/or discounts on approved products;

∎	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

∎

analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; state and local laws that require the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

∎	similar healthcare laws and regulations in the EU and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices, including our relationships with physicians and other healthcare providers, may not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment, which could affect our ability to operate our business. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and we are subject to consumer protection laws that regulate our marketing practices and prohibit unfair or deceptive acts or practices. Our actual or perceived failure to comply with such obligations could harm our business.

We are subject to diverse laws and regulations relating to data privacy and security, including, in the United States, HIPAA, and, in the EU and the European Economic Area, or EEA, Regulation 2016/679, known as the GDPR. New privacy rules are being enacted in the United States and globally, and existing ones are being updated and strengthened. For example, on June 28, 2018, California enacted the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Complying with these numerous, complex and often changing regulations is expensive and difficult, and failure to comply with any privacy laws or data security laws or any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, whether by us, one of our business associates or another third party, could adversely affect our business, financial condition and results of operations, including but not limited to: investigation costs, material fines and penalties; compensatory, special, punitive and statutory damages; litigation; consent orders regarding our privacy and security practices; requirements that we provide notices, credit monitoring services and/or credit restoration services or other relevant services to impacted individuals; adverse actions against our licenses to do business; and injunctive relief. Furthermore, these rules are constantly changing; for example, the GDPR came into force in May 2018 changing the European regime. Before that, the U.S.-EU Safe Harbor framework was declared invalid in 2015 and replaced with the EU-U.S. Privacy Shield framework, which, along with other methods that permit transfer under European privacy law, are under ongoing review and subject to challenge.

The privacy laws in the EU have been significantly reformed in recent years. On May 25, 2018, the GDPR entered into force and became directly applicable in all EU member states. The GDPR implements more stringent operational requirements than its predecessor legislation. For example, the GDPR requires us to make more detailed disclosures to data subjects, requires disclosure of the legal basis on which we can process personal data, makes it harder for us to obtain valid consent for processing, will require the appointment of data protection officers when sensitive personal data, such as health data, is processed on a large scale, provides more robust rights for data subjects, introduces mandatory data breach notification through the EU, imposes additional obligations on us when contracting with service providers and requires us to adopt appropriate privacy governance, including policies, procedures, training and data audit. If we do not comply with our obligations under the GDPR, we could be exposed to fines of up to the greater of €20 million or up to 4% of our total global annual revenue in the event of a significant breach or non-compliance. In addition, we may be the subject of litigation and/or adverse publicity, which could adversely affect our business, results of operations and financial condition.

We cannot assure you that our third-party service providers with access to our or our customers’, suppliers’, trial patients’ and employees’ personally identifiable and other sensitive or confidential information in relation to which we are responsible will not breach contractual obligations imposed by us, or that they will not experience data security breaches or attempts thereof, which could have a corresponding effect on our business, including putting us in breach of our obligations under privacy laws and regulations and/or which could in turn adversely affect our business, results of operations and financial condition. We cannot assure you that our contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information.

We face potential liability related to the privacy of health information we obtain from clinical trials sponsored by us.

Most healthcare providers, including research institutions from which we obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA, as amended by the HITECH. We are not currently classified as a covered entity or business associate under HIPAA and thus are not directly subject to its requirements or penalties. However, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information. In addition, we may maintain sensitive personally identifiable information, including health information, that we receive throughout the clinical trial process, in the course of our research collaborations, and directly from individuals (or their healthcare providers) who enroll in our patient assistance programs. As such, we may be subject to state laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA. Our clinical trial programs outside the United States may implicate international data protection laws, including the GDPR and legislation of the EU member states implementing it.

Our activities outside the United States impose additional compliance requirements and generate additional risks of enforcement for noncompliance. Failure by our CROs and other third-party contractors to comply with the strict rules on the transfer of personal data outside of the EU into the United States may result in the imposition of criminal and administrative sanctions on such collaborators, which could adversely affect our business. Furthermore, certain health privacy laws, data breach notification laws, consumer protection laws and genetic testing laws may apply directly to our operations and/or those of our collaborators and may impose restrictions on our collection, use and dissemination of individuals’ health information.

Moreover, patients about whom we or our collaborators obtain health information, as well as the providers who share this information with us, may have statutory or contractual rights that limit our ability to use and disclose the information. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

If we or third-party CMOs, CROs or other contractors or consultants fail to comply with applicable federal, state or local regulatory requirements, we could be subject to a range of regulatory actions that could affect our or our contractors’ ability to develop and commercialize our product candidates and could harm or prevent sales of any affected products that we are able to commercialize, or could substantially increase the costs and expenses of developing, commercializing and marketing our products. Any threatened or actual government enforcement action could also generate adverse publicity and require that we devote substantial resources that could otherwise be used in other aspects of our business. Increasing use of social media could give rise to liability, breaches of data security or reputational damage.

We are subject to environmental, health and safety laws and regulations, and we may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities.

Our operations, including our development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release and disposal of and the maintenance of a registry for, hazardous materials and biological materials, such as chemical solvents, human cells, carcinogenic compounds, mutagenic compounds and compounds that have a toxic effect on reproduction, laboratory procedures and exposure to blood-borne pathogens. If we fail to comply with such laws and regulations, we could be subject to fines or other sanctions.

As with other companies engaged in activities similar to ours, we face a risk of environmental liability inherent in our current and historical activities, including liability relating to releases of or exposure to hazardous or biological materials. Environmental, health and safety laws and regulations are becoming more stringent. We may be required to incur substantial expenses in connection with future environmental compliance or remediation activities, in which case, the production efforts of our third-party manufacturers or our development efforts may be interrupted or delayed.

We and our employees are increasingly utilizing social media tools as a means of communication both internally and externally.

Despite our efforts to monitor evolving social media communication guidelines and comply with applicable rules, there is risk that the use of social media by us or our employees to communicate about our product candidates or business may cause us to be found in violation of applicable requirements. In addition, our employees may knowingly or inadvertently make use of social media in ways that may not comply with applicable laws and regulations, our policies and other legal or contractual requirements, which may give rise to regulatory enforcement action, liability, lead to the loss of trade secrets or other intellectual property or result in public exposure of personal information of our employees, clinical trial patients, customers and others. Furthermore, negative posts or comments about us or our product candidates in social media could seriously damage our reputation, brand image and goodwill. Any of these events could have a material adverse effect on our business, prospects, operating results and financial condition and could adversely affect the price of our common stock.

Risks Related to Commercialization

Developments by competitors may render our products or technologies obsolete or non-competitive or may reduce the size of our markets.

Our industry has been characterized by extensive research and development efforts, rapid developments in technologies, intense competition and a strong emphasis on proprietary products. We face potential competition from many different sources, including pharmaceutical, biotechnology and specialty pharmaceutical companies either marketing or developing cell therapies or biologic or small molecule modalities for patients with cancer and other serious diseases. Academic research institutions, governmental agencies and public and private institutions are also potential sources of competitive products and technologies. Our competitors may have or may develop superior technologies or approaches, which may provide them with competitive advantages. Many of these competitors may also have compounds already approved or in development in the therapeutic categories that we are targeting with our current and future product candidates. In addition, many of these competitors, either alone or together with their collaborative partners, may operate larger research and development programs or have substantially greater financial resources than we do, as well as greater experience in:

∎	developing product candidates;

∎	undertaking preclinical testing and clinical trials;

∎	obtaining BLA approval by the FDA;

∎	comparable foreign regulatory approvals of product candidates;

∎	formulating and manufacturing products; and

∎	launching, marketing and selling products.

If these competitors access the marketplace before we do with safer, more effective, or less expensive therapeutics, our product candidates, if approved for commercialization, may not be profitable to sell or worthwhile to continue to develop. Technology in the pharmaceutical industry has undergone rapid and significant change, and we expect that it will continue to do so. Any compounds, products or processes that we develop may become obsolete or uneconomical before we recover any expenses incurred in connection with their development. The success of our product candidates will depend upon factors such as product efficacy, safety, reliability, availability, timing, scope of regulatory approval, acceptance and price, among other things. Other important factors to our success include speed in developing product candidates, completing clinical development and laboratory testing, obtaining regulatory approvals and manufacturing and selling commercial quantities of potential products.

Our product candidates are intended to compete directly or indirectly with existing products and products currently in development. Even if approved and commercialized, our product candidates may fail to achieve market acceptance with hospitals, physicians or patients. Hospitals, physicians or patients may conclude that our potential products are less safe or effective or otherwise less attractive than these existing drugs. If our product candidates do not receive market acceptance for any reason, our revenue potential would be diminished, which would materially adversely affect our ability to become profitable.

Significant competition additionally exists in the treatment of cancer and other serious diseases for which we are developing our cell therapies. We will need to compete with all currently available or future therapies within the indications where our development is focused. SQZ-PBMC-HPV and SQZ-AAC-HPV, if approved and commercialized, will face significant competition with other product candidates for the treatment of HPV+ cancers. While there are currently no FDA-approved therapies that target HPV for HPV+ cancers, there are multiple competing clinical-stage product candidates in development targeting HPV+ cancers. These product candidates include genetically modified T cell therapies in clinical development, peptide vaccines in clinical development, and nucleic acid vaccines in clinical development. Therapies that are not specific to HPV are also being explored and applied to HPV+ tumors, including tumor infiltrating lymphocytes and immune checkpoint inhibitors that are approved for treatment in multiple solid tumors.

In addition, we generally expect to compete with companies using other cell engineering approaches, such as electroporation and viral vectors, including a biotechnology company that is genetically engineering red blood cells, a biotechnology company that is programing hematopoietic cells and other biotechnology companies working on single cell types. In addition, we also expect to compete more generally with companies developing biologic or small molecule modalities.

Many of our competitors have substantially greater capital resources, robust product candidate pipelines, established presence in the market and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. As a result, our competitors may achieve product commercialization or patent protection earlier than we can. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified clinical, regulatory, scientific, sales, marketing and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop or that would render any products that we may develop obsolete or noncompetitive.

The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels and pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate product revenue.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered. Our ability to successfully commercialize our product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments. The Medicare and Medicaid programs increasingly are used as models in the United States for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative drug therapies before they will reimburse healthcare providers who use such therapies. We cannot predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs and biologics when an equivalent generic drug, biosimilar or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidates as substitutable and only offer to reimburse patients for the less expensive product. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Even if we show improved efficacy or improved convenience of administration with our product candidates, pricing of existing third-party therapeutics may limit the amount we will be able to charge for our product candidates. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in our product candidates. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates and may not be able to obtain a satisfactory financial return on our product candidates.

In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered and reimbursed. The Medicare program is increasingly used as a model for how private and other governmental payors develop their coverage and reimbursement policies for new drugs. However, no uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases on short notice, and we believe that changes in these rules and regulations are likely.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in the EU and other jurisdictions have and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our product candidates may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and biologics and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products.

If we are unable to establish sales, marketing and distribution capabilities either on our own or in collaboration with third parties, we may not be successful in commercializing SQZ-PBMC-HPV, SQZ-AAC-HPV or any of our other product candidates, if approved, and we may not be able to generate any product revenue.

We do not have any infrastructure for the sales, marketing or distribution of our products, and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so.

We may build our own focused sales, distribution and marketing infrastructure to market SQZ-PBMC-HPV, SQZ-AAC-HPV and our other product candidates, if approved, in the United States and other markets around the world. There are significant expenses and risks involved with establishing our own sales, marketing and distribution capabilities, including our ability to hire, retain and appropriately incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could delay any product launch, which would adversely impact the commercialization of SQZ-PBMC-HPV, SQZ-AAC-HPV or any of our other product candidates, if approved. Additionally, if the commercial launch of SQZ-PBMC-HPV, SQZ-AAC-HPV or any of our other product candidates for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

∎	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

∎	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe our future products;

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our inability to equip medical and sales personnel with effective materials, including medical and sales literature to help them educate physicians and other healthcare providers regarding applicable diseases and our future products;

∎	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines;

∎	our inability to develop or obtain sufficient operational functions to support our commercial activities; and

∎	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

We may not have the resources in the foreseeable future to allocate to the sales and marketing of SQZ-PBMC-HPV, SQZ-AAC-HPV, any of our other pipeline product candidates or any future product candidates in the United States or in markets outside of the United States. Therefore, our future sales in these markets may largely depend on our ability to enter into and maintain collaborative relationships for such capabilities, the collaborator’s strategic interest in the product and such collaborator’s ability to successfully market and sell the product. For example, in October 2018, we entered into the Roche License and Collaboration Agreement, or the Roche Agreement, under which we are collaborating with Roche in the development and commercialization of certain antigen products, including SQZ-PBMC-HPV, and tumor cell lysate products in accordance with mutually agreed upon collaboration plans.

If we are unable to build our own sales force or access a collaborative relationship for the commercialization of SQZ-PBMC-HPV, SQZ-AAC-HPV or any of our other product candidates, we may be forced to delay the potential commercialization of SQZ-PBMC-HPV, SQZ-AAC-HPV or any of our other product candidates or reduce the scope of our sales or marketing activities for such product candidates. If we elect to increase our expenditures to fund commercialization activities ourselves, we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. We could enter into arrangements with collaborative partners at an earlier stage than otherwise would be ideal and we may be required to relinquish rights to any of our product candidates or otherwise agree to terms unfavorable to us, any of which may have an adverse effect on our business, operating results and prospects.

If we are unable to establish adequate sales, marketing and distribution capabilities, either on our own or in collaboration with third parties, we will not be successful in commercializing SQZ-PBMC-HPV, SQZ-AAC-HPV or any of our other product candidates and may not become profitable and may incur significant additional losses. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

In addition, even if we do establish adequate sales, marketing and distribution capabilities, the progress of general industry trends with respect to pricing models, supply chains and delivery mechanisms, among other things, could deviate from our expectations. If these or other industry trends change in a manner which we do not anticipate or for which we are not prepared, we may not be successful in commercializing our product candidates or become profitable.

Our future growth may depend, in part, on our ability to penetrate foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future profitability may depend, in part, on our ability to commercialize our product candidates in foreign markets for which we may rely on collaboration with third parties. We are evaluating the opportunities for the development and commercialization of our product candidates in foreign markets. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the applicable regulatory authority in that foreign market, and we may never receive such regulatory approval for any of our product candidates. To obtain separate regulatory approvals in other countries, we may be required to comply with numerous and varying regulatory requirements of such countries regarding the safety and efficacy of our product candidates and governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions. If we obtain approval of our product candidates and ultimately commercialize our product candidates in foreign markets, we would be subject to additional risks and uncertainties, including:

∎	our customers’ ability to obtain reimbursement for our product candidates in foreign markets;

∎	our inability to directly control commercial activities if we are relying on third parties;

∎	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

∎	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

∎	import or export licensing requirements;

∎	longer accounts receivable collection times;

∎	our ability to supply our product candidates on a timely and large-scale basis in local markets;

∎	longer lead times for shipping which may necessitate local manufacture of our product candidates;

∎	language barriers for technical training and the need for language translations;

∎	reduced protection of intellectual property rights in some foreign countries;

∎	the existence of additional potentially relevant third-party intellectual property rights;

∎	foreign currency exchange rate fluctuations; and

∎	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

Foreign sales of our product candidates could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs.

If SQZ-PBMC-HPV, SQZ-AAC-HPV or any of our other pipeline product candidates is approved for commercialization, we intend to selectively partner with third parties to market it in certain jurisdictions outside the United States. We expect that we will be subject to additional risks related to international pharmaceutical operations, including:

∎	different regulatory requirements for drug approvals and rules governing drug commercialization in foreign countries, including requirements specific to biologics or cell therapy products;

∎	reduced protection for intellectual property rights;

∎	foreign reimbursement, pricing and insurance regimes;

∎	potential noncompliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar anti-bribery and anticorruption laws in other jurisdictions; and

∎	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad.

We have no prior experience in these areas. In addition, there are complex regulatory, tax, labor and other legal requirements imposed by both the EU and many of the individual countries in Europe with which we will need to comply. Many U.S.-based biotechnology companies have found the process of marketing their own products in Europe to be very challenging.

Certain legal and political risks are also inherent in foreign operations. There is a risk that foreign governments may nationalize private enterprises in certain countries where we may operate. In certain countries or regions, terrorist activities and the response to such activities may threaten our operations more than in the United States. Social and cultural norms in certain countries may not support compliance with our corporate policies, including those that require compliance with substantive laws and regulations. Also, changes in general economic and political conditions in countries where we may operate are a risk to our financial performance and future growth. Additionally, the need to identify financially and commercially strong partners for commercialization outside the United States who will comply with the high manufacturing and legal and regulatory compliance standards we require is a risk to our financial performance. As we operate our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other related risks. There can be no assurance that the consequences of these and other factors relating to our international operations will not have an adverse effect on our business, financial condition or results of operations.

In some countries, particularly in Europe, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug. To obtain reimbursement or pricing approval in some countries, we may be required to conduct clinical trials that compare the cost-effectiveness of our product candidates to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

Potential product liability lawsuits against us could cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

The use of our product candidates, including SQZ-PBMC-HPV and SQZ-AAC-HPV, in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our products. On occasion, large judgments have been awarded in class action lawsuits based on products that had unanticipated adverse effects. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs, which may not be covered by insurance. In addition, regardless of merit or eventual outcome, product liability claims may result in:

∎	impairment of our business reputation and significant negative media attention;

∎	withdrawal of participants from our clinical trials;

∎	significant costs to defend the related litigation and related litigation;

∎	distraction of management’s attention from our primary business;

∎	substantial monetary awards to patients or other claimants;

∎	inability to commercialize SQZ-PBMC-HPV, SQZ-AAC-HPV or any other product candidate;

∎	product recalls, withdrawals or labeling, marketing or promotional restrictions;

∎	decreased demand for SQZ-PBMC-HPV, SQZ-AAC-HPV or any other product candidate, if approved for commercial sale; and

∎	loss of revenue.

Risks Related to Our Dependence on Third Parties

The Roche Agreement is important to our business. If we or Roche fail to adequately perform under the Roche Agreement, or if we or Roche terminate the Roche Agreement, the development and commercialization of certain of our product candidates, including our initial product candidate, SQZ-PBMC-HPV, could be materially delayed and our business would be adversely affected.

Under the Roche Agreement, Roche is jointly responsible for the clinical development, with Roche being primarily responsible for the late-stage clinical development, of certain of our product candidates, which includes our initial product candidate, SQZ-PBMC-HPV. We and Roche may be jointly responsible for conducting global clinical studies and coordinating commercial launch activities.

Termination of the Roche Agreement, in whole or in part, could cause significant delays in our development and commercialization efforts for our SQZ APC platform in oncology, including for SQZ-PBMC-HPV. If the Roche Agreement is terminated, we would need to expand our internal capabilities or enter into another agreement to compensate for the loss in funding and clinical development support from Roche. Any suitable alternative agreement would take considerable time to negotiate and could also be on less favorable terms to us. Whether or not we identify another suitable collaborator, we may need to seek additional financing to continue the development of our SQZ APC platform in oncology, including SQZ-PBMC-HPV, or we may be forced to discontinue development of our SQZ APC platform in oncology, including SQZ-PBMC-HPV, either of which could have a material adverse effect on our business.

In addition, under the Roche Agreement, we also agreed to use commercially reasonable efforts to mutually select and generate additional preclinical data on additional antigens other than the HPV targeted SQZ-PBMC-HPV to develop collaboratively. With respect to each mutually selected antigen, we granted Roche an option, exercisable after we supply Roche with a clinical proof of concept for a product containing the antigen, to obtain an exclusive license of our intellectual property to exploit the product worldwide for the treatment of oncologic indications using our SQZ platforms and a microfluidic chip. Roche granted us an option, exercisable with respect to every alternating mutually selected antigen product for which Roche exercises its own option, beginning with the second, to obtain an exclusive license of Roche’s intellectual property to exploit the antigen product in the United States. If we exercise our option to obtain, or if this alternating option structure otherwise results in our obtaining, exclusive licenses with respect to antigen products that we are subsequently unable to exploit or otherwise unsuccessful in developing and commercializing, our business could be materially harmed.

Even if the Roche Agreement is adequately performed by us and Roche, any success of our product candidates subject to the agreement may be obtained at the expense of or to the detriment of our other wholly owned product candidates, which could limit our profitability.

There may be substantial overlap in the addressable market of patients which our product candidates, if approved, would be designed to treat. As a result, in order to reduce an overlap, we may seek to commercialize only certain of our product candidates and may forego commercializing other of our product candidates. Furthermore, such an overlap may exist between certain of our product candidates, including SQZ-PBMC-HPV, that are subject to the Roche Agreement, and other of our product candidates, such as SQZ-AAC-HPV, which are wholly owned. Therefore, even if the Roche Agreement is adequately performed by us and Roche and we are able to successfully commercialize a product candidate, such success may be obtained at the expense of or to the detriment of our other wholly owned product candidates, which could limit our profitability.

We will rely on third parties for the manufacture of raw materials for our research programs, preclinical studies and clinical trials and we do not have long-term contracts with many of these parties. This reliance on third parties increases the risk that we will not have sufficient quantities of such materials, product candidates, or any therapies that we may develop and commercialize, or that such supply will not be available to us at an acceptable cost, which could delay, prevent, or impair our development or commercialization efforts.

Although we currently conduct certain manufacturing operations internally for preclinical studies, we expect to rely on third parties for the manufacture of raw materials for future preclinical and clinical development, as well as for commercial manufacture if any of our product candidates receive marketing approval. We do not have a long-term agreement with many of the third-party manufacturers we currently use to provide preclinical and clinical raw materials, and we purchase any required materials on a purchase order basis. Certain of these manufacturers are critical to our production and the loss of these manufacturers to one of our competitors or otherwise, or an inability to obtain quantities at an acceptable cost or quality, could delay, prevent or impair our ability to timely conduct preclinical studies or clinical trials, and would materially and adversely affect our development and commercialization efforts.

The facilities used by third-party manufacturers to manufacture our product candidates must be approved by the FDA pursuant to inspections that will be conducted after we submit a BLA to the FDA. We do not control the manufacturing process of, and are dependent on, third-party manufacturers for compliance with cGMP requirements for manufacture of drug products and other laws and regulations. If these third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities and may limit or restrict our clinical supply of product candidates and ability to supply any approved products to the market. Some of our contract manufacturers may not have produced a commercially approved product and therefore may not have previously obtained the requisite FDA approvals to do so. As such, regulatory authorities may identify compliance gaps or violations in the future, including if and when these contract manufacturers seek approval to manufacture and supply commercial product. In addition, we have limited control over the ability of third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products. In addition, we may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms.

Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

∎	failure of third-party manufacturers to comply with regulatory requirements and maintain quality assurance;

∎	breach of the manufacturing agreement by the third party;

∎	failure to manufacture our product according to our specifications;

∎	failure to manufacture our product according to our desired schedule or at all;

∎	misappropriation of our proprietary information, including our trade secrets and know-how; and

∎	termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us. Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval, and any related remedial measures may be costly or time-consuming to implement. We do not currently have arrangements in place for redundant supply or a second source for all required raw materials used in the manufacture of our product candidates. If our current third-party manufacturers cannot perform as agreed, we may be required to replace such manufacturers and we may be unable to replace them on a timely basis or at all. Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

We do not have multiple sources of supply for some of the components used in SQZ-PBMC-HPV, SQZ-AAC-HPV or any of our other product candidates, nor long-term supply contracts, and certain of our suppliers are critical to our production. If we were to lose a critical supplier, it could have a material adverse effect on our ability to complete the development of SQZ-PBMC-HPV, SQZ-AAC-HPV or any of our other product candidates. If we obtain regulatory approval for SQZ-PBMC-HPV, SQZ-AAC-HPV or any of our other product candidates, we would need to expand the supply of their components in order to commercialize them.

We do not have multiple sources of supply for each of the components used in the manufacturing of SQZ-PBMC-HPV, SQZ-AAC-HPV or any of our other product candidates. We also do not have long-term supply agreements with all of our component suppliers. We may not be able to establish additional sources of supply for our product candidates, or may be unable to do so on acceptable terms. Manufacturing suppliers are subject to cGMP quality and regulatory requirements, covering manufacturing, testing, quality control and record keeping relating to our product candidates and subject to ongoing inspections by applicable regulatory authorities. Failure by any of our suppliers to comply with applicable regulations may result in long delays and interruptions in supply. Manufacturing suppliers are also subject to local, state and federal regulations and licensing requirements. Failure by any of our suppliers to comply with all applicable regulations and requirements may result in long delays and interruptions in supply.

The number of suppliers of the raw material components of our product candidates is limited. In the event it is necessary or desirable to acquire supplies from alternative suppliers, we might not be able to obtain them on commercially reasonable terms, if at all. It could also require significant time and expense to redesign our manufacturing processes to work with another company and redesign of processes can trigger the need for conducting additional studies such as comparability or bridging studies. Additionally, certain of our suppliers are critical to our production, and the loss of these suppliers to one of our competitors or otherwise would materially and adversely affect our development and commercialization efforts.

As part of any marketing approval, regulatory authorities conduct inspections that must be successful prior to the approval of the product. Failure of manufacturing suppliers to successfully complete these regulatory inspections will result in delays. If supply from the approved supplier is interrupted, there could be a significant disruption in commercial supply. An alternative vendor would need to be qualified through a BLA amendment or supplement, which could result in further delay. The FDA or other regulatory authorities outside of the United States may also require additional studies if a new supplier is relied upon for commercial production. Switching vendors may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.

If we are unable to obtain the supplies we need at a reasonable price or on a timely basis, it could have a material adverse effect on our ability to complete the development of SQZ-PBMC-HPV, SQZ-AAC-HPV or any of our other product candidates or, if we obtain regulatory approval for SQZ-PBMC-HPV, SQZ-AAC-HPV or any of our other product candidates, to commercialize them.

We rely on third parties to conduct our preclinical studies and clinical trials. Any failure by a third party to conduct the clinical trials according to GCPs and in a timely manner may delay or prevent our ability to seek or obtain regulatory approval for or commercialize our product candidates.

We are dependent on third parties to conduct critical aspects of our preclinical studies and clinical trials, including our ongoing Phase 1 clinical trial for SQZ-PBMC-HPV, and we expect to rely on third parties to conduct future clinical trials and preclinical studies for our other pipeline product candidates. Specifically, we have used and relied on, and intend to continue to use and rely on, medical institutions, clinical investigators, CROs and consultants to conduct our clinical trials in accordance with our clinical protocols and regulatory requirements. These CROs, investigators and other third parties play a significant role in the conduct and timing of these trials and subsequent collection and analysis of data. While we have agreements governing the activities of our third-party contractors, we have limited influence over their actual performance. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs and other third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs or trial sites fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Any third parties conducting our clinical trials or preclinical studies are not and will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot guarantee that any such CROs, investigators or other third parties will devote adequate time and resources to such trials or perform as contractually required. If any of these third parties fail to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, or otherwise performs in a substandard manner, our clinical trials may be extended, delayed or terminated. In addition, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities that could harm our competitive position. In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned, and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any BLA we submit to the FDA. Any such delay or rejection could prevent us from commercializing our product candidates.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties or do so on commercially reasonable terms. Switching or adding additional CROs, investigators and other third parties involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which could materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, investigators and other third parties, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We may collaborate with third parties for the development and commercialization of our candidates. We may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our product candidates successfully, if at all.

We may seek collaborative relationships for the development and commercialization of our product candidates. For example, we have entered into a collaborative relationship with Roche regarding the development of our initial product candidate, SQZ-PBMC-HPV. If we enter into any such arrangements with any third parties, we will likely have shared or limited control over the amount and timing of resources that our collaborators dedicate to the development or potential commercialization of any product candidates we may seek to develop with them. Our ability to generate product revenue from these arrangements with commercial entities will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. We cannot predict the success of any collaboration that we enter into. Collaborations involving our product candidates pose the following risks to us:

∎	collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations;

∎

collaborators may not properly obtain, maintain, enforce or defend intellectual property or proprietary rights relating to our product candidates or may use our proprietary information inappropriately or in such a way as to expose us to potential litigation or other intellectual property related proceedings, including proceedings challenging the scope, ownership, validity and enforceability of our intellectual property;

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collaborators may own or co-own intellectual property covering our product candidates that result from our collaboration with them, and in such cases, we may not have the exclusive right to commercialize such intellectual property or such product candidates;

∎	disputes may arise with respect to the ownership of intellectual property developed pursuant to collaborations;

∎	we may need the cooperation of our collaborators to enforce or defend any intellectual property we contribute to or that arises out of our collaborations, which may not be provided to us;

∎	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

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disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

∎

collaborators may decide not to pursue development and commercialization of any product candidates we develop or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator’s strategic focus or available funding or external factors, such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

∎	collaborators with marketing and distribution rights to one or more product candidates may not commit sufficient resources to the marketing and distribution of such product candidates;

∎	we may lose certain valuable rights under circumstances identified in our collaborations, including if we undergo a change of control;

∎	collaborators may undergo a change of control and the new owners may decide to take the collaboration in a direction which is not in our best interest;

∎

collaborators may become party to a business combination transaction and the continued pursuit and emphasis on our development or commercialization program by the resulting entity under our existing collaboration could be delayed, diminished or terminated;

∎

collaborators may become bankrupt, which may significantly delay our research or development programs, or may cause us to lose access to valuable technology, devices, materials, know-how or intellectual property of the collaborator relating to our product candidates;

∎	key personnel at our collaborators may leave, which could negatively impact our ability to productively work with our collaborators;

∎	collaborations may require us to incur short- and long-term expenditures, issue securities that dilute our stockholders, or disrupt our management and business;

∎	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

∎	collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all.

We may face significant competition in seeking appropriate collaborations. Recent business combinations among biotechnology and pharmaceutical companies have resulted in a reduced number of potential collaborators. In addition, the negotiation process is time-consuming and complex, and we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate or delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop product candidates or bring them to market and generate product revenue.

If we enter into collaborations to develop and potentially commercialize any product candidates, we may not be able to realize the benefit of such transactions if we or our collaborator elect not to exercise the rights granted under the agreement or if we or our collaborator are unable to successfully integrate a product candidate into existing operations and company culture. In addition, if our agreement with any of our collaborators terminates, our access to technology and intellectual property licensed to us by that collaborator may be restricted or terminate entirely, which may delay our continued development of our product candidates utilizing the collaborator’s technology or intellectual property or require us to stop development of those product candidates completely. We may also find it more difficult to find a suitable replacement collaborator or attract new collaborators, and our development programs may be delayed or the perception of us in the business and financial communities could be adversely affected. Any collaborator may also be subject to many of the risks relating to product development, regulatory approval, and commercialization described in this “Risk Factors” section, and any negative impact on our collaborators may adversely affect us.

If we seek, but are not able to establish, collaborations, we may have to alter our development and commercialization plans.

Our product development programs and the potential commercialization of our product candidates will require substantial additional capital. We may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of our product candidates. For example, we have entered into a collaborative relationship with Roche regarding the development of our initial product candidate, SQZ-PBMC-HPV.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or comparable regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of such product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future product revenues.

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, partnerships or other arrangements to develop new products and to pursue new markets. Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products that achieve commercial success or result in significant product revenues and could be terminated prior to developing any products.

Additionally, we may not be in a position to exercise sole decision making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our future collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with any current or future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we may have limited control over the amount and timing of resources that any current or future collaborators devote to our or their future products. Disputes between us and our collaborators may result in litigation or arbitration, which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements will be contractual in nature and will generally be terminable under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.

If we enter into in-bound intellectual property license agreements, we may not be able to fully protect the licensed intellectual property rights or maintain those licenses. Future licensors could retain the right to prosecute and defend the intellectual property rights licensed to us, in which case we would depend on the ability of our licensors to obtain, maintain and enforce such licensed intellectual property. These licensors may determine not to pursue litigation against other companies or may pursue such litigation less aggressively than we would. If our licensors do not adequately protect such licensed intellectual property, competitors may be able to use such intellectual property and erode or negate any competitive advantage we may have, which could materially harm our business, negatively affect our position in the marketplace, limit our ability to commercialize our products and product candidates and delay or render impossible our achievement of profitability. Further, entering into such license agreements could impose various diligence, commercialization, royalty or other obligations on us. Future licensors may allege that we have breached our license agreement with them, and accordingly seek to terminate our license, which could adversely affect our competitive business position and harm our business prospects.

Data provided by collaborators and others upon which we rely that have not been independently verified could turn out to be false, misleading or incomplete.

We rely on third-party vendors, such as CROs, scientists and collaborators to provide us with significant data and other information related to our projects, preclinical studies or clinical trials and our business. For example, in connection with the clinical development of SQZ-PBMC-HPV, we may rely on data provided by Roche with respect to atezolizumab. If such third parties provide inaccurate, misleading or incomplete data, our business, prospects and results of operations could be materially adversely affected.

Our employees and independent contractors, including principal investigators, CROs, consultants, vendors and any third parties we may engage in connection with research, development, regulatory, manufacturing, quality assurance and other pharmaceutical functions and commercialization may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

Misconduct by our employees and independent contractors, including principal investigators, CROs, consultants, vendors and any third parties we may engage in connection with research, development, regulatory, manufacturing, quality assurance and other pharmaceutical functions and commercialization, could include intentional, reckless or negligent conduct or unauthorized activities that violate: (i) the laws and regulations of the FDA, and other similar regulatory authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) data privacy, security, fraud and abuse and other healthcare laws and regulations; or (iv) laws that require the reporting of true, complete and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of preclinical studies or clinical trials, creation of fraudulent data in preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. For example, we are currently evaluating certain exploratory preclinical experiments conducted by a former employee. While these preclinical experiments do not relate to our product candidates in clinical trials or those for which we have submitted, or plan to submit, INDs, limited data from these experiments have been published or were incorporated in applications and interim reports for government grants that we have been awarded. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, including in connection with the ongoing evaluation described above, and we are not successful in defending ourselves or asserting our rights, those actions could potentially have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, restitution, disgorgements, possible exclusion from participation in Medicare, Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.

If our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by our manufacturers. Our manufacturers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that our manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. Generally, we do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Risks Related to Our Intellectual Property

If we are unable to obtain, maintain, enforce and adequately protect our intellectual property rights with respect to our technology and product candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully develop and commercialize our technology and product candidates may be adversely affected.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect our intellectual property and prevent others from duplicating SQZ-PBMC-HPV, SQZ-AAC-HPV, any of our other pipeline product candidates and any future product candidates.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal, factual and scientific questions and can be uncertain. It is possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. The patent applications that we own may fail to result in issued patents with claims that cover our product candidates in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may challenge the inventorship, ownership, validity, enforceability or scope of such patents, which may result in such patents being narrowed or invalidated, or being held unenforceable.

Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates or prevent others from designing around our claims. In addition, no assurances can be given that third parties will not create new products or methods that achieve similar results without infringing upon our patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If the patent applications we hold with respect to our programs or product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for our product candidates, it could dissuade companies from collaborating with us to develop product candidates, and threaten our ability to commercialize future products. Several patent applications covering our product candidates have been filed recently. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patents or whether any issued patents will be found invalid or unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by us could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop.

Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file any patent application related to a product candidate.

Furthermore, if third parties have filed such patent applications before enactment of the Leahy-Smith Act on March 16, 2013, an interference proceeding in the United States can be initiated by a third party to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. In addition, patents have a limited lifespan. In the United States, the expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for the patent covering a product, we may be open to competition from generic competing products.

The issuance of a patent is not conclusive as to its inventorship, ownership, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our product candidate, if approved, or practicing our own patented technology.

As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is either not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. If any of our trade secrets are disclosed to a competitor or other third party, we are likely to lose trade secret protection.

Although we require all of our employees and consultants to assign their inventions to us, to the extent that employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Further, although we require that all of our employees, consultants, collaborators, advisors and any third parties who have access to our proprietary know-how, information or technology enter into confidentiality agreements, we cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently discover our trade secrets or develop substantially equivalent information and techniques. Any of these parties may breach these agreements and we may not have adequate remedies for any specific breach. Misappropriation or unauthorized disclosure of our trade secrets or other confidential proprietary information could impair our competitive position and may have a material adverse effect on our business. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Additionally, if the steps taken to maintain our trade secrets or other confidential proprietary information are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret or other confidential proprietary information.

If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement, or allegations of infringement, of the patents and other proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, reexamination, and inter partes review proceedings before the United States Patent and Trademark Office, or USPTO, and similar proceedings in foreign jurisdictions, such as oppositions before the European Patent Office . Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. Many companies in intellectual property-dependent industries, including the biotechnology and pharmaceutical industries, have employed intellectual property litigation as a means to gain an advantage over their competitors. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to composition of matter, drug delivery, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. We cannot guarantee that our technologies, products, compositions and their uses do not or will not infringe third-party patent or other intellectual property rights. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates or the use of our product candidates. After issuance, the scope of patent claims remains subject to construction as determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidates. If any third-party patents were held by a court of competent jurisdiction to cover the composition of matter of any of our product candidates, the manufacturing process of any of our product candidates, the method of use for any of our product candidates, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, which may not be available or may not be available on commercially reasonable terms, or until such patents expire.

The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources to defend. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate greater resources to prosecuting these legal actions than we can. The risks of being involved in such litigation and proceedings may increase if and as our product candidates near commercialization and as we gain the greater visibility associated with being a public company. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of the merit of such claims. We may not be aware of all intellectual property rights potentially relating to our technology and product candidates and their uses, or we may incorrectly conclude that third party intellectual property is invalid or that our activities and product candidates do not infringe such intellectual property. Thus, we do not know with certainty that our technology and product candidates, or our development and commercialization thereof, do not and will not infringe, misappropriate or otherwise violate any third party’s intellectual property.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates and/or harm our reputation and financial results. Defense of these claims, regardless of their merit, could involve substantial litigation expense and could be a substantial diversion of management and employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products, in the case of claims concerning registered trademarks, rename our product candidates, or obtain one or more licenses from third parties, which may require substantial time and monetary expenditure, and which might be impossible or technically infeasible. Furthermore, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively or additionally it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace.

If we are unable to obtain licenses from third parties on commercially reasonable terms or fail to comply with our obligations under such agreements, our business could be harmed.

It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. If we are unable to license such technology, or if we are forced to license such technology on unfavorable terms, our business could be materially harmed. If we are unable to obtain a necessary license, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales or an obligation on our part to pay royalties and/or other forms of compensation. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

If we are unable to obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may be required to expend significant time and resources to redesign our technology, product candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected technology and product candidates, which could harm our business, financial condition, results of operations and prospects significantly.

Additionally, if we fail to comply with our obligations under license agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market, or may be forced to cease developing, manufacturing or marketing, any product that is covered by these agreements or may face other penalties under such agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements, or restrictions on our ability to freely assign or sublicense our rights under such agreements when it is in the interest of our business to do so, may result in our having to negotiate new or reinstated agreements with less favorable terms, cause us to lose our rights under these agreements, including our rights to important intellectual property or technology, or impede, or delay or prohibit the further development or commercialization of one or more product candidates that rely on such agreements.

Although we or our licensors are not currently involved in any relevant litigation, we may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful.

Competitors and other third parties may infringe, misappropriate or otherwise violate our or our licensors’ patents, trademarks, copyrights or other intellectual property. As a result, we or our licensors may need to file infringement, misappropriation or other intellectual property related claims against third parties. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. To counter infringement or unauthorized use, we may be required to file infringement claims on a country-by-country basis, which can be expensive and time-consuming and divert the time and attention of our management and scientific personnel. There can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded.

Any claims we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe, misappropriate or otherwise violate their intellectual property. In addition, in a patent infringement proceeding, such parties could counterclaim that the patents we or our licensors have asserted are invalid or unenforceable, or both. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may institute such claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). The outcome following legal assertions of invalidity and unenforceability is unpredictable.

In any such proceeding, a court may decide that a patent of ours, or a patent that we in-license, is not valid, is unenforceable and/or is not infringed, or may construe such patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, interpreted narrowly or held unenforceable, could put our patent applications at risk of not issuing, and could limit our ability to assert those patents against those parties or other competitors and curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks, which could materially harm our business and negatively affect our position in the marketplace.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or interference or derivation proceedings may fail and, even if successful, may result in substantial costs, and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

Recent patent reform legislation has increased the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, and may diminish the value of patents in general.

As is the case with other biopharmaceutical companies, our commercial success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time-consuming and inherently uncertain. Recent wide-ranging patent reform legislation in the United States, including the Leahy-Smith America Invents Act, or the Leahy-Smith Act, could increase those uncertainties and costs.

The Leahy-Smith Act includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted and may also affect patent litigation. Under The Leahy-Smith Act, the United States transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. This will require us to be cognizant going forward of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions. The Leahy-Smith Act also enlarged the scope of disclosures that qualify as prior art, and it expanded the scope of procedures that a third party may use to challenge a U.S. patent, including post-grant review and inter partes review procedures. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

In addition, recent court rulings in cases such as Association for Molecular Pathology v. Myriad Genetics, Inc., BRCA1- & BRCA2-Based Hereditary Cancer Test Patent Litigation, and Promega Corp. v. Life Technologies Corp. have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We may employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, or our ability to hire personnel, which, in any case of the foregoing, could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and European and other patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market, which could have a material adverse effect on our business.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court.

If we initiated legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation.

Such mechanisms include re-examination, post-grant review and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates.

The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our product candidates. Such a loss of patent protection could have a material adverse impact on our business. A defendant could also challenge our ownership of patents assigned to us. We cannot be certain that a third party would not challenge our rights to these patents and patent applications. Any legal proceeding or enforcement action can also be expensive and time-consuming.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.

The term of any individual patent depends on applicable law in the country where the patent is granted. In the United States, provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions may be available under certain circumstances, but the life of a patent and, correspondingly, the protection it affords is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. For patents that are eligible for extension of patent term, we expect to seek extensions of patent terms in the United States and, if available, in other countries. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). We might not be granted an extension because of, for example, failure to apply within applicable periods, failure to apply prior to the expiration of relevant patents or otherwise failure to satisfy any of the numerous applicable requirements. Moreover, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to obtain approval of competing products following our patent expiration by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case. If this were to occur, it could have a material adverse effect on our ability to generate product revenue.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending our intellectual property in all countries throughout the world could be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. Therefore, we may choose not to pursue or maintain protection for certain intellectual property in certain jurisdictions. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent such competitors from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuit that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. In addition, many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties (for example, the patent owner has failed to “work” the invention in that country, or the third party has patented improvements) or limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our trademarks of interest and our business may be adversely affected.

While we seek to protect the trademarks we use in the United States and in other countries, we may be unsuccessful in obtaining registrations and/or otherwise protecting these trademarks. If that were to happen, we may be prevented from using our names, brands and trademarks unless we enter into appropriate royalty, license or coexistence agreements, which may not be available or may not be available on commercially reasonable terms. Over the long term, if we are unable to establish name recognition based on our trademarks, trade names, service marks and domain names, then we may not be able to compete effectively, resulting in a material adverse effect on our business. Our registered or unregistered trademarks or trade names may be challenged, infringed, diluted or declared generic, or determined to be infringing on other marks. We rely on both registration and common law protection for our trademarks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trademarks and trade names similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks. Over the long term, if we are unable to establish name recognition based on our trademarks, then we may not be able to compete effectively and our business may be adversely affected. During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Effective trademark protection may not be available or may not be sought in every country in which our products are made available. Any name we propose to use for our products in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed product names, we may be required to expend significant additional resources in an effort to identify a usable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

If we fail to comply with our obligations in our intellectual property licenses with third parties, or otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.

We are party to license agreements that impose, and we may enter into additional licensing arrangements with third parties that may impose, diligence, development and commercialization timelines, milestone payment, royalty, insurance and other obligations on us. Under our existing licensing arrangements, we are obligated to pay royalties based on net sales of product candidates or related technologies to the extent they are covered by the agreements. We are also obligated to make certain milestone and license maintenance fee payments to licensors. If we fail to comply with such obligations under current or future licensing agreements, our counterparties may have the right to terminate these agreements or require us to grant them certain rights. Such an occurrence could materially adversely affect the value of any product candidate that is being developed under such agreement, or for which research, development or commercialization depends on rights licensed to us under such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology, which would have a material adverse effect on our business, financial condition, results of operations and prospects. Disputes which may arise regarding intellectual property subject to a licensing agreement include, but are not limited to:

∎	the scope of rights granted under the license agreement and other interpretation related issues;

∎	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

∎	the sublicensing of patent and other rights under our collaborative development relationships;

∎	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

∎	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

∎	the priority of patented inventions.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected technology and product candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

Our current or future licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents and patent applications we in-license. If other third parties have ownership rights to patents and/or patent applications we in-license, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize product candidates and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products and technologies identical to ours. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Our proprietary rights may not adequately protect our technologies and product candidates, and do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

∎	others may be able to make products that are the same as or similar to our product candidates but that are not covered by the claims of the patents that we own;

∎

others, including inventors or developers of our patented technologies who may become involved with competitors, may independently develop similar technologies that function as alternatives or replacements for any of our technologies without infringing our intellectual property rights;

∎	we might not have been the first to conceive and reduce to practice the inventions covered by our patents or patent applications;

∎	we might not have been the first to file patent applications covering certain of our patents or patent applications;

∎	it is possible that our pending patent applications will not result in issued patents;

∎	it is possible that there are prior public disclosures that could invalidate our patents;

∎	our issued patents may not provide us with any commercially viable products or competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

∎

the Supreme Court of the United States, other U.S. federal courts, Congress, the USPTO or similar foreign authorities may change the standards of patentability and any such changes could narrow or invalidate, or change the scope of, our or our collaboration partners’ patents;

∎	patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time;

∎

our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

∎	ownership, validity or enforceability of our patents or patent applications may be challenged by third parties; and

∎	the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

Risks Related to Employee Matters and Managing Growth

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

We expect to experience significant growth over time in the number of our employees and the scope of our operations, particularly in the areas of product candidate development, regulatory and clinical affairs and sales, marketing and distribution. To manage our growth activities, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. As we expand our organization, we may have difficulty identifying, hiring and integrating new personnel. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow product revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Many of the biotechnology and pharmaceutical companies that we compete against for qualified personnel and consultants have greater financial and other resources, different risk profiles and a longer history in the industry than we do. If we are unable to continue to attract and retain high-quality personnel and consultants, the rate and success at which we can discover and develop product candidates and operate our business will be limited.

If we lose key management or scientific personnel, cannot recruit qualified employees, directors, officers or other significant personnel or experience increases in our compensation costs, our business may materially suffer.

We are highly dependent on our management and directors, including our Chief Executive Officer, Armon Sharei, Ph.D., among others. Due to the specialized knowledge each of our officers and key employees possesses with respect to our product candidates and our operations, the loss of service of any of our officers or directors could delay or prevent the successful enrollment and completion of our clinical trials. We carry limited key person life insurance on our Chief Executive Officer, but do not carry key person life insurance on our other officers or directors. In general, the employment arrangements that we have with our executive officers do not prevent them from terminating their employment with us at any time.

In addition, our future success and growth will depend in part on the continued service of our directors, employees and management personnel and our ability to identify, hire and retain additional personnel. If we lose one or more of our executive officers or key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers and key employees may be difficult or costly and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize product candidates successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or effectively incentivize these additional key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be engaged by entities other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to develop and commercialize product candidates will be limited.

Many of our employees have become or will soon become vested in a substantial amount of our common stock or a number of common stock options. Our employees may be more likely to leave us if the shares they own have significantly appreciated in value relative to the original purchase prices of the shares, or if the exercise prices of the options that they hold are significantly below the market price of our common stock, particularly after the expiration of the lock-up agreements described herein. Our future success also depends on our ability to continue to attract and retain additional executive officers and other key employees.

We may engage in acquisitions or strategic partnerships that could disrupt our business, cause dilution to our stockholders, reduce our financial resources, cause or to incur debt or assume contingent liabilities, and subject us to other risks.

In the future, we may enter into transactions to acquire other businesses, products or technologies or enter into strategic partnerships, including licensing. If we do identify suitable acquisition or partnership candidates, we may not be able to make such acquisitions or partnerships on favorable terms, or at all. Any acquisitions or partnerships we make may not strengthen our competitive position, and these transactions may be viewed negatively by customers or investors. We may decide to incur debt in connection with an acquisition or issue our common stock or other equity securities to the stockholders of the acquired company, which would reduce the percentage ownership of our existing stockholders. We could incur losses resulting from undiscovered liabilities of the acquired business or partnership that are not covered by the indemnification we may obtain from the seller or our partner. In addition, we may not be able to successfully integrate any acquired personnel, technologies and operations into our existing business in an effective, timely and non-disruptive manner. Acquisitions or partnerships may also divert management attention from day-to-day responsibilities, lead to a loss of key personnel, increase our expenses and reduce our cash available for operations and other uses. We cannot predict the number, timing or size of future acquisitions or partnerships or the effect that any such transactions might have on our operating results.

We or the third parties upon whom we depend may be adversely affected by natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities on which we rely, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. For example, following Hurricane Maria, shortages in production and delays in a number of medical supplies produced in Puerto Rico resulted, and any similar interruption due to a natural disaster affecting us or any of our third-party manufacturers could materially delay our operations.

Litigation against us could be costly and time-consuming to defend and could result in additional liabilities.

We may from time to time be subject to legal proceedings and claims that arise in the ordinary course of business or otherwise, such as claims brought by our customers in connection with commercial disputes and employment claims made by our current or former employees. Claims may also be asserted by or on behalf of a variety of other parties, including government agencies, patients or vendors of our customers, or stockholders.

Any litigation involving us may result in substantial costs, operationally restrict our business, and may divert management’s attention and resources, which may seriously harm our business, overall financial condition and results of operations. Insurance may not cover existing or future claims, be sufficient to fully compensate us for one or more of such claims, or continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby adversely impacting our results of operations and resulting in a reduction in the trading price of our stock.

Risks Related to Our Common Stock and this Offering

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we intend to apply to have our common stock listed on                 , an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares, or at all. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

The market price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

∎	the success of competitive products or technologies;

∎	actual or expected changes in our growth rate relative to our competitors;

∎	results of clinical trials of our product candidates or those of our competitors;

∎	unanticipated serious safety concerns related to the use of our product candidates;

∎	developments related to our existing or any future collaborations;

∎	developments concerning our manufacturers;

∎	our inability to obtain adequate product supply for any approved product or inability to do so at acceptable prices;

∎	regulatory actions with respect to our product candidates or our competitors’ products and product candidates;

∎	regulatory or legal developments in the United States and other countries;

∎	development of third-party product candidates that may address our markets and make our product candidates less attractive;

∎	changes in physician, hospital or healthcare provider practices that may make our product candidates less useful;

∎	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

∎	developments or disputes concerning patent applications, issued patents or other proprietary rights;

∎	the recruitment or departure of key personnel;

∎	the level of expenses related to any of our product candidates or clinical development programs;

∎	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

∎	changes in accounting practices;

∎	ineffectiveness of our internal controls;

∎	significant lawsuits, including patent or stockholder litigation;

∎	the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

∎	actual or expected changes in estimates as to financial results, development timelines or recommendations by securities analysts;

∎	variations in our financial results or those of companies that are perceived to be similar to us;

∎	changes in the structure of healthcare payment systems;

∎	market conditions in the pharmaceutical and biotechnology sectors;

∎	general economic, industry and market conditions; and

∎	the other factors described in this “Risk Factors” section and elsewhere in this prospectus.

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to stockholders for approval.

Upon the closing of this offering, based on the number of shares of common stock outstanding as of                     , 2020, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates will, in the aggregate, hold shares representing approximately     % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares). As a result, if these stockholders choose to act together, they would be able to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors, the composition of our management and approval of any merger, consolidation or sale of all or substantially all of our assets.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent shares subsequently are issued under outstanding options or warrants, you will incur further dilution. Based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), you will experience immediate dilution of $         per share as of June 30, 2020, representing the difference between our pro forma as adjusted net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our stock but will own only approximately         % of our common stock outstanding after this offering.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We expect that we will use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, (i) to advance the clinical development of SQZ-PBMC-HPV, including completing our ongoing Phase 1 clinical trial in patients with locally advanced and metastatic HPV+ tumors, and to advance the development of SQZ-PBMC-HPV as a combination therapy, (ii) to advance the development of SQZ-AAC-HPV for the treatment of HPV+ tumors and additional product candidates using our SQZ AAC platform, (iii) for IND-enabling studies for our infectious disease program using our SQZ APC platform and (iv) the remainder to advance the development of other product candidates, including additional product candidates in oncology using our SQZ APC platform and product candidates using our SQZ TAC platform, and for working capital and other general corporate purposes as set forth under “Use of Proceeds.” However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                  outstanding shares of common stock based on the number of shares

outstanding as of                     , 2020. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. The remaining shares are currently restricted as a result of securities laws or lock-up agreements (which may be waived, with or without notice, by Jefferies LLC) but will become eligible to be sold at various times beginning 180 days after this offering, unless held by one of our affiliates, in which case the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended, or Rule 144. Moreover, after this offering, holders of an aggregate of                  shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders, until such shares can otherwise be sold without restriction under Rule 144 or until the rights terminate pursuant to the terms of the stockholders’ agreement between us and such holders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in the previous three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

∎

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

∎	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

∎	reduced disclosure obligations regarding executive compensation;

∎	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved; and

∎

an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies.

We are a “smaller reporting company” and the reduced disclosure requirements applicable to smaller reporting companies may make our common stock less attractive to investors.

We are considered a “smaller reporting company.” We are therefore entitled to rely on certain reduced disclosure requirements for as long as we remain a smaller reporting company, such as an exemption from providing selected financial data and executive compensation information. In addition, for as long as we are a smaller reporting company with less than $100 million in annual revenue, we would be exempt from the requirement to obtain an external audit on the effectiveness of internal control over financial reporting provided in Section 404(b) of the Sarbanes-Oxley Act.

These exemptions and reduced disclosures in our SEC filings due to our status as a smaller reporting company may make it harder for investors to analyze our results of operations and financial prospects. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock prices may be more volatile.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of                  and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in our second annual report due to be filed with the SEC after becoming a public company, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing whether such controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. We may discover significant deficiencies or material weaknesses in our internal control over financial reporting, which we may not successfully remediate on a timely basis or at all. Any failure to remediate any significant deficiencies or material weaknesses identified by us or to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If we fail to maintain effective internal control over financial reporting and effective disclosure controls and procedures, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect investor confidence in our company.

We are not currently required to comply with the rules of the SEC implementing Section 404 and, therefore, we are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we are not required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. As an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event material weaknesses have been identified in our internal control over financial reporting.

To comply with the requirements of being a public company, we will need to undertake actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. In addition, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal controls over financial reporting or we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports. As a result, the market price of our common stock could be materially adversely affected.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline, even if our business is doing well.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our target preclinical studies or clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Provisions in our restated certificate of incorporation and restated bylaws and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our restated certificate of incorporation and our restated bylaws, which will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions include those establishing:

∎	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

∎	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

∎

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on our board of directors;

∎

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

∎	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

∎

the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our restated certificate of incorporation regarding the election and removal of directors;

∎	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

∎

the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

∎

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our restated certificate of incorporation will designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our restated certificate of incorporation, which will become effective upon the closing of this offering, specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving claims brought against us by stockholders; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, the rules and regulations thereunder or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our restated certificate of incorporation described above.

We believe these provisions benefit us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes and in the application of the Securities Act by federal judges, as applicable, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors, officers, employees and agents as it may limit any stockholder’s ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with us or our directors, officers, employees or agents. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Because we do not anticipate paying any cash dividends on our common shares in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

We have never declared or paid any cash dividends on our common shares. We currently anticipate that we will retain all available funds and future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our common shares would be your sole source of gain on an investment in our common shares for the foreseeable future. See the “Dividend Policy” section of this prospectus for additional information.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We are continuing to refine our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Our ability to use our net operating losses and research and development credits to offset future taxable income may be subject to certain limitations.

As of December 31, 2019, we had U.S. federal net operating loss carryforwards, or NOLs, of $33.3 million, which may be available to offset future taxable income, if any, of which $11.7 million begin to expire in 2035 and of which $21.6 million do not expire but are (for taxable years beginning after December 31, 2020) generally limited in their usage to an annual deduction equal to 80% of annual taxable income. In addition, as of December 31, 2019, we had state NOLs of $33.1 million, which may be available to offset future taxable income, if any, and begin to expire in 2035. As of December 31, 2019, we also had federal and state research and development credit carryforwards of $4.4 million and $2.5 million, respectively, each of which begin to expire in 2034. In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change,” generally defined as a greater than 50% change by value in its equity ownership over a three-year period, is subject to limitations on its ability to utilize its pre-change NOLs and its research and development credit carryforwards to offset future taxable income. Our existing NOLs and research and development credit carryforwards may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs and research and development credit carryforwards could be further limited by Sections 382 and 383 of the Code. Future changes in our stock ownership, some of which might be beyond our control, could result in an ownership change under Sections 382 and 383 of the Code. For these reasons, we may not be able to utilize a material portion of the NOLs or research and development credit carryforwards even if we attain profitability.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements, including, but not limited to, statements regarding:

∎	our plans to develop and commercialize our current or future product candidates;

∎	the timing or outcome of our ongoing or planned clinical trials for SQZ-PBMC-HPV, SQZ-AAC-HPV, any of our other pipeline product candidates and any future product candidates;

∎	business disruptions affecting the initiation, patient enrollment, development and operation of our clinical trials, including a public health emergency, such as the ongoing COVID-19 pandemic;

∎	the timing of and our ability to obtain and maintain regulatory approvals for SQZ-PBMC-HPV, SQZ-AAC-HPV, any of our other pipeline product candidates and any future product candidates;

∎	the clinical utility of our product candidates;

∎	the potential benefits of any current or future collaborations;

∎	our commercialization, marketing and manufacturing capabilities and strategy;

∎	our expectation about the willingness of healthcare professionals to use SQZ-PBMC-HPV, SQZ-AAC-HPV, any of our other pipeline product candidates and any future product candidates;

∎

our intellectual property position, including the scope of protection we are able to establish, maintain and enforce for intellectual property rights covering our product candidates, our Cell Squeeze technology and our platforms;

∎	our expected use of proceeds from this offering;

∎	our competitive position and the development of and projections relating to our competitors or our industry;

∎	our ability to identify, recruit and retain key personnel;

∎	the impact of laws and regulations;

∎	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

∎	our plans to identify additional product candidates with significant commercial potential that are consistent with our commercial objectives;

∎	our estimates and statements regarding our future revenue, future results of operations and financial position;

∎	our business strategy;

∎	our research and development costs;

∎	our plans and objectives for future operations; and

∎	the plans and objectives of management.

These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “would” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

MARKET AND INDUSTRY DATA

We obtained the market and industry data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $                 million, assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds will be approximately $                 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share would increase (decrease) the net proceeds to us from this offering by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $                million, assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We anticipate that we will use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, for the following purposes:

∎

approximately $             million to advance the clinical development of SQZ-PBMC-HPV, including completing our ongoing Phase 1 clinical trial in patients with locally advanced and metastatic HPV+ tumors, and to advance the development of SQZ-PBMC-HPV as a combination therapy;

∎	approximately $ million to advance the development of SQZ-AAC-HPV for the treatment of HPV+ tumors and additional product candidates using our SQZ AAC platform;

∎	approximately $ million for IND-enabling studies for our infectious disease program using our SQZ APC platform; and

∎

the remainder to advance the development of other product candidates, including additional product candidates in oncology using our SQZ APC platform and product candidates using our SQZ TAC platform, and for working capital and other general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We may also use a portion of the net proceeds to in-license, acquire, or invest in additional businesses, technologies, products or assets, although currently we have no specific agreements, commitments or understandings in this regard. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. Predicting the cost necessary to develop product candidates can be difficult and we anticipate that we will need additional funds to complete the development of any product candidates we identify. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from our ongoing clinical trial or any clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Based on our planned use of the net proceeds from this offering and our current cash, cash equivalents and marketable securities, we estimate that such funds will enable us to fund our operating expenses and capital expenditure requirements through         . We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term and intermediate-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for the development, operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. The payments of dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, business prospects, contractual arrangements, any limitations on payment of dividends present in our future debt agreements and other factors that our board of directors may deem relevant, and will be subject to the restrictions contained in any future financing instruments.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and our capitalization as of June 30, 2020:

∎	on an actual basis;

∎

on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 16,904,219 shares of common stock upon the closing of this offering and (ii) the filing and effectiveness of our restated certificate of incorporation; and

∎

on a pro forma as adjusted basis to give further effect to our issuance and sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the following table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” sections of this prospectus.

	AS OF JUNE 30, 2020
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED
	(in thousands, except share and per share data)
Cash, cash equivalents and marketable securities	$130,730	$130,730	$

Convertible preferred stock (Series Seed, A, B, C and D), $0.001 par value; 17,044,139 shares authorized, 16,904,219 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$174,357	$—	$

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.001 par value; 24,000,000 shares authorized, 1,667,634 shares issued and outstanding, actual; shares authorized, 18,571,853 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	2	19
Additional paid-in capital	4,186	178,526
Accumulated other comprehensive income	63	63
Accumulated deficit	(96,817)	(96,817)

Total stockholders’ equity (deficit)	(92,566)	81,791

Total capitalization	$81,791	$81,791	$

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by $                million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information presented in the table above does not include:

∎	3,173,318 shares of our common stock issuable upon the exercise of stock options outstanding under our Existing Plan as of June 30, 2020, at a weighted-average exercise price of $5.16 per share;

∎	179,969 shares of our common stock issuable upon the exercise of stock options granted after June 30, 2020 under our Existing Plan, at an exercise price of $9.30 per share;

∎	1,936 shares of our common stock issuable upon the exercise of a warrant to purchase common stock outstanding as of June 30, 2020, at an exercise price of $2.22 per share;

∎

            additional shares of our common stock reserved for future issuance under our 2020 Plan, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2020 Plan; and

∎

            additional shares of our common stock that will become available for future issuance under our 2020 ESPP, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2020 ESPP.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of June 30, 2020 was $(92.6) million, or $(55.51) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying value of our preferred stock, which is not included within stockholders’ equity (deficit). Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the 1,667,634 shares of our common stock outstanding as of June 30, 2020.

Our pro forma net tangible book value as of June 30, 2020 was $81.8 million, or $4.40 per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 16,904,219 shares of common stock upon the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2020, after giving effect to the pro forma adjustment described above.

After giving further effect to our issuance and sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been $                 million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $             to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $             to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2020	$(55.51)
Increase per share attributable to the automatic conversion of preferred stock into common stock upon the closing of this offering	59.91

Pro forma net tangible book value per share as of June 30, 2020	4.40
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing common stock in this offering		$

The dilution information described above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $                and dilution per share to new investors purchasing common stock in this offering by $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $                and decrease the dilution per share to new investors purchasing common stock in this offering by $                , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by $                and increase the dilution per share to new investors purchasing common stock in this offering by $                , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $                , representing an immediate increase in pro forma as adjusted net tangible book value per share of $                to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $                to new investors purchasing common stock in this offering, assuming an initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2020, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	SHARES PURCHASED			TOTAL CONSIDERATION				AVERAGE PRICE PER SHARE
	NUMBER	PERCENTAGE		AMOUNT		PERCENTAGE
Existing stockholders	18,571,853		%		$170,406,431		%		$9.18
New investors								$

Total		100.0%		$		100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $                and, in the case of an increase, would increase the percentage of total consideration paid by new investors by                 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by                 percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $                million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by              percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by              percentage points, assuming no change in the assumed initial public offering price.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to    % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to    % of the total number of shares of our common stock outstanding after this offering.

The information presented in the tables and discussions above is based on the number of shares of our common stock outstanding as of June 30, 2020, and excludes:

∎	3,173,318 shares of our common stock issuable upon the exercise of stock options outstanding under our Existing Plan as of June 30, 2020, at a weighted-average exercise price of $5.16 per share;

∎	179,969 shares of our common stock issuable upon the exercise of stock options granted after June 30, 2020 under our Existing Plan, at an exercise price of $9.30 per share;

∎	1,936 shares of our common stock issuable upon the exercise of a warrant to purchase common stock outstanding as of June 30, 2020, at an exercise price of $2.22 per share;

∎

                 additional shares of our common stock reserved for future issuance under our 2020 Plan, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2020 Plan; and

∎

                 additional shares of our common stock that will become available for future issuance under our 2020 ESPP, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2020 ESPP.

To the extent that outstanding stock options or warrants are exercised, new stock options or warrants are issued, or we issue additional shares of common stock in the future, there will be further dilution to new investors purchasing common stock in this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statement of operations data for the six months ended June 30, 2019 and 2020 and the consolidated balance sheet data as of June 30, 2020 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future.

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue:
Collaboration revenue	$11,539	$19,318	$9,024	$12,390
Grant revenue	1,130	791	660	—

Total revenue	12,669	20,109	9,684	12,390

Operating expenses:
Research and development	24,379	36,102	17,840	23,905
General and administrative	8,694	18,272	7,120	9,527

Total operating expenses	33,073	54,374	24,960	33,432

Loss from operations	(20,404)	(34,265)	(15,276)	(21,042)

Other income (expense):
Interest income	978	2,070	1,219	477
Interest expense	(59)	—	—	—
Other income (expense), net	235	(7)	(3)	(4)

Total other income, net	1,154	2,063	1,216	473

Net loss	(19,250)	(32,202)	(14,060)	(20,569)
Accretion of redeemable convertible preferred stock to redemption value	(984)	—	—	—

Net loss attributable to common stockholders	$(20,234)	$(32,202)	$(14,060)	$(20,569)

Net loss per share attributable to common stockholders, basic and diluted (1)	$(13.43)	$(19.89)	$(8.80)	$(12.46)

Weighted-average common shares outstanding, basic and diluted (1)	1,507	1,619	1,597	1,651

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (1)		$(2.35)		$(1.21)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited) (1)		13,687		17,016

(1)	See Note 17 to our consolidated financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders and unaudited basic and diluted pro forma net loss per share attributable to common stockholders.

	DECEMBER 31,		JUNE 30, 2020
	2018	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$106,913	$98,282	$130,730
Working capital (1)	87,483	63,535	85,636
Total assets	115,547	152,350	177,575
Convertible preferred stock	106,401	132,109	174,357
Total stockholders’ deficit	(43,540)	(73,515)	(92,566)

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biotechnology company developing transformative cell therapies for patients with cancer, infectious diseases and other serious conditions. We use our proprietary technology, Cell Squeeze, to physically squeeze cells through a microfluidic chip, temporarily opening the cell membrane and enabling biologic material of interest, or cargo, to diffuse into the cell. This technology allows us to create a broad pipeline of product candidates for different diseases. We believe our Cell Squeeze technology has the potential to create well-tolerated cell therapies that can provide therapeutic benefit for patients. Our potential benefits include accelerated timelines with production time under 24 hours, compared to four to six weeks for other existing cell therapies, improved patient experience by eliminating the need for pre-conditioning or lengthy hospital stays, and broadened therapeutic impact. Our goal is to use the SQZ approach to establish a new paradigm for cell therapies. We are using Cell Squeeze to create multiple cell therapy platforms focused on directing specific immune responses. Our three platforms currently in development are SQZ Antigen Presenting Cells (SQZ APC), SQZ Activating Antigen Carriers (SQZ AAC) and SQZ Tolerizing Antigen Carriers (SQZ TAC). We are leveraging these platforms to create differentiated product candidates that have applicability across multiple disease areas.

Since our inception, we have focused substantially all of our resources on building our Cell Squeeze technology, establishing and protecting our intellectual property portfolio, conducting research and development activities, developing our manufacturing process and manufacturing product candidate materials, preparing for the initiation of clinical trials of our product candidates, organizing and staffing our company, business planning, raising capital and providing general and administrative support for these operations. We do not have any products approved for sale and have not generated any revenue from product sales. To date, we have funded our operations primarily with proceeds from sales of preferred stock, payments received under our collaboration agreements with Hoffman-La Roche Inc. and F. Hoffman La Roche Ltd., or together, Roche, and proceeds from borrowings under a convertible promissory note, which converted into shares of preferred stock. Through June 30, 2020, we had received gross proceeds of $166.6 million from sales of our preferred stock, $94.0 million in upfront and milestone payments under our collaboration agreements with Roche and $3.0 million from borrowings under a convertible promissory note. Since our inception, we have incurred significant operating losses. Our ability to generate any product revenue or product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of one or more of our product candidates. We reported net losses of $19.3 million for the year ended December 31, 2018, $32.2 million for the year ended December 31, 2019 and $20.6 million for the six months ended June 30, 2020. As of June 30, 2020, we had an accumulated deficit of $96.8 million. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect that our expenses and capital requirements will increase substantially in connection with our ongoing activities, particularly if and as we:

∎	conduct clinical trials for our product candidates, including our ongoing Phase 1 clinical trial of SQZ-PBMC-HPV;

∎	further develop our Cell Squeeze technology;

∎	continue to develop additional product candidates;

∎	maintain, expand and protect our intellectual property portfolio;

∎	hire additional clinical, scientific manufacturing and commercial personnel;

∎

expand external and/or establish internal commercial manufacturing sources and secure supply chain capacity sufficient to provide commercial quantities of any product candidates for which we may obtain regulatory approval;

∎	acquire or in-license other product candidates and technologies;

∎	seek regulatory approvals for any product candidates that successfully complete clinical trials;

∎	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain regulatory approval; and

∎

add operational, financial and management information systems and personnel to support our product development, clinical execution and planned future commercialization efforts, as well as to support our transition to a public company.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for our product candidates. If we obtain regulatory approval for any of our product candidates, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing and distribution. Further, following the closing of this offering, we expect to incur additional costs associated with operating as a public company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we would have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates.

Because of the numerous risks and uncertainties associated with cell therapy product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will enable us to fund our operating expenses and capital expenditure requirements through                . See “—Liquidity and Capital Resources.”

Impact of the COVID-19 Coronavirus

In December 2019, a novel strain of coronavirus, which causes the disease known as COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 coronavirus has spread globally. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic and the U.S. government imposed travel restrictions on travel between the United States, Europe and certain other countries. The COVID-19 pandemic has impacted and may continue to impact personnel at third-party manufacturing facilities or the availability or cost of materials, which would disrupt our supply chain, and it may affect our ability to timely complete our ongoing Phase 1 clinical trial of SQZ-PBMC-HPV and delay the initiation of any future clinical trials, disrupt regulatory activities or have other adverse effects on our business and operations. For example, we have experienced delays in receiving supplies of raw materials for our preclinical activities due to the impact of COVID-19 on our suppliers’ ability to timely manufacture these materials, and we have experienced an increase in the transportation cost of our product candidates due to the decreased availability of commercial flights. In addition, two of our clinical trial sites have not enrolled patients due to the COVID-19 pandemic, and we are unable to predict when they will begin to enroll patients. Further, some staff that are required to conduct certain testing, such as biopsies, at our clinical sites have been required to stay at home or have been reallocated to other activities, resulting in such tests not being performed or being delayed.

In response to the public health directives and to help reduce the risk to our employees, we took precautionary measures, including implementing work-from-home policies for our administrative employees and staggered work times for our lab employees. We plan to continue these measures and are assessing when and how to resume normal operations. The effects of the public health directives and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines and future clinical trials, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, results of operations and financial condition, including our ability to obtain financing.

We are monitoring the potential impact of the COVID-19 pandemic on our business and financial statements. To date, we have not incurred impairment losses in the carrying values of our assets as a result of the pandemic and we are not aware of any specific related event or circumstance that would require us to revise our estimates reflected in our consolidated financial statements.

We cannot be certain what the overall impact of the COVID-19 pandemic will be on our business and prospects. The extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, financial condition and liquidity, including planned and future clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19, the actions taken to contain or treat it, and the duration and intensity of the related effects.

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to do so for the next several years. All of our revenue to date has been derived from three collaboration agreements with Roche, which we entered into in 2015, 2017 and 2018, and, to a lesser extent, from government grants.

If our development efforts for our product candidates are successful and result in regulatory approval or license or additional collaboration agreements with third parties, we may generate revenue in the future from product sales, payments from additional collaboration or license agreements that we may enter into with third parties, or any combination thereof. We expect that our revenue for the next several years will be derived primarily from our collaboration agreements with Roche as well as any additional collaborations that we may enter into in the future. We cannot provide assurance as to the timing of future milestone or royalty payments or that we will receive any of these payments at all.

Effective January 1, 2018, we adopted Accounting Standards Codification, or ASC, 606, Revenue from Contracts with Customers, or ASC 606, which changed the manner in which we recognize revenue from our collaboration agreements with Roche. We adopted ASC 606 using the full retrospective method, which retrospectively restated all prior periods presented. For additional information regarding our adoption of ASC 606, see Notes 2 and 14 to our consolidated financial statements appearing at the end of this prospectus.

Collaboration Revenue

2015 License and Collaboration Agreement with Roche

In December 2015, we entered into a license and collaboration agreement with Roche, or the 2015 Roche Agreement. The agreement was intended to enable the parties to develop a cell therapy platform that would empower a patient’s own immune cells to fight a broad range of cancers. We granted Roche a non-exclusive license to our intellectual property, and Roche granted us a non-exclusive license to its and its affiliates’ intellectual property in order to conduct a specified research program in accordance with a specified research plan. In addition, we granted Roche an exclusive royalty-bearing right and license for specific product indications. As further described below, during the year ended December 31, 2018, in connection with entering into a new agreement with Roche in October 2018, the 2015 Roche Agreement was terminated.

Under the 2015 Roche Agreement, we received a $12.0 million upfront payment from Roche in 2015. No other payments were due or received in connection with the 2015 Roche Agreement prior to its termination.

During the year ended December 31, 2018, we recognized revenue of $5.3 million under the 2015 Roche Agreement. We completed our required obligations as of the termination of the agreement, and all revenue related to the 2015 Roche Agreement was fully recognized as of December 31, 2018.

2017 License and Collaboration Agreement with Roche

In April 2017, we entered into a second license and collaboration agreement with Roche, or the 2017 Roche Agreement, to allow Roche to use our Cell Squeeze technology to enable gene editing of immune cells to discover new targets in cancer immunotherapy. The 2017 Roche Agreement includes several licenses granted by Roche to us and by us to Roche in order to conduct a specified research program in accordance with a specified research plan.

Under the agreement, we received an upfront payment of $5.0 million as a technology access fee and are entitled to (i) payments of up to $1.0 million as reimbursement for our research costs; (ii) milestone payments of up to $7.0 million upon the achievement of specified development milestones; and (iii) annual maintenance fees ranging from $0.5 million to $0.9 million for each year following the fifth anniversary of the effective date, subject to specified prepayment discounts.

We assessed our accounting for the 2017 Roche Agreement under ASC 606 and identified the following promises under the agreement: (i) a non-exclusive license granted to Roche to perform research related to and use our Cell Squeeze technology for gene editing of immune cells; (ii) specified research and development services related to gene editing of immune cells through the research term; (iii) manufacturing activities to support the specified research plan; and (iv) participation on a joint research committee, or JRC. We concluded at the outset of the 2017 Roche Agreement that the first three promises should be combined into a single performance obligation and that the JRC participation had an immaterial impact on the accounting model.

We received the upfront payment of $5.0 million in April 2017 upon execution of the 2017 Roche Agreement. We also received the payments of $0.5 million in each of 2017 and 2018 related to our reimbursable research costs. In addition, during the third quarter of 2018, we received a payment of $2.0 million following the achievement of the first development milestone under the agreement related to Roche’s validation of preclinical proof of concept. This amount was added to our estimate of the transaction price as of the second quarter of 2018, when we determined that achievement of the milestone was “most likely” and that it was probable that a significant reversal in the amount of cumulative revenue recognized would not occur, and as a result, we recorded a cumulative catch-up adjustment to collaboration revenue of $1.1 million during the year ended December 31, 2018.

We recognize revenue associated with the performance obligation as the research and development services are provided using an input method, based on the cumulative costs incurred compared to the total estimated costs expected to be incurred to satisfy the performance obligation. The amounts received from Roche that have not yet been recognized as revenue are deferred as a contract liability in our consolidated balance sheet and will be recognized over the remaining research and development period until the performance obligation is satisfied.

During the years ended December 31, 2018 and 2019, there were no significant changes in the total estimated costs expected to be incurred to satisfy the performance obligation under the 2017 Roche Agreement and we recognized revenue of $3.6 million and $0.7 million, respectively, under the 2017 Roche Agreement. As of December 31, 2018 and 2019, we recorded as a contract liability deferred revenue related to the 2017 Roche Agreement of $2.4 million and $1.7 million, respectively, of which $0.9 million and $0.7 million, respectively, were current liabilities. As of December 31, 2019, the research and development services related to the performance obligation were expected to be performed over a remaining period of approximately 2.5 years.

During the six months ended June 30, 2019 and 2020, there were no significant changes in the total estimated costs expected to be incurred to satisfy the performance obligation under the 2017 Roche Agreement and we recognized revenue of $0.4 million and $0.3 million, respectively, under the 2017 Roche Agreement. As of June 30, 2020, we recorded as a contract liability deferred revenue related to the 2017 Roche Agreement of $1.4 million, of which $0.7 million was a current liability. As of June 30, 2020, the research and development services related to the performance obligation were expected to be performed over a remaining period of approximately 2.0 years.

2018 License and Collaboration Agreement with Roche

In October 2018, we entered into a third license and collaboration agreement with Roche, or the 2018 Roche Agreement, to jointly develop certain products based on mononuclear antigen presenting cells, or APCs, including human papilloma virus, or HPV, using our SQZ APC platform for the treatment of oncology indications. We granted Roche a non-exclusive license to our intellectual property, and Roche granted us a non-exclusive license to its and its affiliates’ intellectual property for the purpose of performing research activities. In connection with this agreement, the parties terminated the 2015 Roche Agreement described above.

Under the 2018 Roche Agreement, Roche was granted option rights to obtain an exclusive license to develop APC products or products derived from the collaboration programs on a product-by-product basis and to develop a Tumor Cell Lysate, or TCL, product. For each of the APC products and TCL product, once Roche exercises its option and pays a specified incremental amount, Roche will receive worldwide, exclusive commercialization rights for the licensed products. Through June 30, 2020, Roche had not exercised any of its options under the 2018 Roche Agreement.

Under the 2018 Roche Agreement, we received an upfront payment of $45.0 million and are eligible to receive (i) reimbursement of a mid double-digit percentage of our development costs; (ii) aggregate milestone payments on a product-by-product basis of up to $1.6 billion upon the achievement of specified milestones, consisting of up to $217.0 million of development milestone payments, up to $240.0 million of regulatory milestone payments and up to $1.2 billion of sales milestone payments; and (iii) tiered royalties on annual net sales of APC and TCL products licensed under the agreement at specified rates ranging from a mid single-digit percentage to a percentage in the mid twenties. We received the upfront payment of $45.0 million in October 2018 upon execution of the agreement. In addition, during the second quarter of 2019, we received a payment of $10.0 million following the achievement of the first development milestone under the 2018 Roche Agreement related to submission by us of preclinical data to the U.S. Food and Drug Administration, or FDA, and during the first quarter of 2020, we received a payment of $20.0 million following the achievement of the second development milestone under the 2018 Roche Agreement related to first-patient dosing in a Phase 1 clinical trial. For additional information on the 2018 Roche Agreement, see “Business—Collaboration, Research and License Agreements—Roche Collaboration.”

We assessed our accounting for the 2018 Roche Agreement in accordance with ASC 606 and identified the following promises under the agreement: (i) a non-exclusive license granted to Roche to use our intellectual property and collaboration compounds to conduct research activities related to the research plans under the 2018 Roche Agreement; (ii) specified research and development services related to HPV through Phase 1 clinical trials under a specified research plan; (iii) manufacturing of our SQZ APC platform and equipment in order to support the HPV research plan; (iv) specified research and development services on next-generation APCs under a research plan; (v) specified research and development services on TCL under a research plan; and (vi) participation on a joint steering committee, or JSC. We concluded at the outset of the 2018 Roche Agreement that there were three performance obligations under the agreement: (1) the license to our intellectual property, the research and development activities related to HPV through Phase 1 clinical trials under a specified research plan, and the manufacturing of our SQZ APC platform and equipment in order to support the HPV research plan, or the first performance obligation; (2) the license to our intellectual property and the research and development activities on next-generation APCs, or the second performance obligation; and (3) the license to our intellectual property and the research and development activities on TCL, or the third performance obligation. We also concluded that the JSC participation had an immaterial impact on the accounting model.

In addition, we determined that the upfront payment of $45.0 million as well as the reimbursable costs of $10.8 million estimated by us constituted the entirety of the consideration to be included in the transaction price. This transaction price of $55.8 million was initially allocated to the three performance obligations based on the relative standalone selling price of each obligation. The potential milestone payments that we may be eligible to receive were excluded from the transaction price at the outset of the arrangement. We reevaluate the transaction price at the end of each reporting period and as uncertain events are resolved or other changes in circumstances occur, and, if necessary, we will adjust our estimate of the transaction price.

During the first quarter of 2019, we became entitled to receive a payment of $10.0 million upon the achievement of the first development milestone under the 2018 Roche Agreement, which was related to submission by us of preclinical data to the FDA. The $10.0 million amount was added to our estimate of the transaction price as of the first quarter of 2019, when we determined that achievement of the milestone was “most likely” and that it was probable that a significant reversal in the amount of cumulative revenue recognized would not occur, and, as a result, we recorded a cumulative catch-up adjustment to collaboration revenue of $1.1 million during the three months ended March 31, 2019 and the year ended December 31, 2019.

In October 2019, we received clearance from the FDA for our investigational new drug application, or IND, for our lead clinical program under the 2018 Roche Agreement. As a result of this IND clearance and progress made toward beginning clinical trials, we concluded as of December 31, 2019 that the achievement in the first quarter of 2020 of a milestone resulting in receipt of a payment of $20.0 million due upon first-patient dosing in a Phase 1 clinical trial under the terms of the 2018 Roche Agreement was “most likely” and that it was probable that a significant reversal in the amount of cumulative revenue recognized would not occur. We therefore included the $20.0 million payment in our estimate of the transaction price for the 2018 Roche Agreement in the fourth quarter of 2019 and recorded a cumulative catch-up adjustment to collaboration revenue of $5.0 million during the three months and year ended December 31, 2019.

During the fourth quarter of 2019, we evaluated our overall program priorities and determined that in 2020 we would continue to focus our resources on progressing the specified APC programs related to the 2018 Roche Agreement as well as our AAC and TAC platforms. As a result of our continuing focus on these specific programs, we reduced the level of priority of the TCL research activities under the 2018 Roche Agreement and expect to perform such TCL research activities over a longer time period than as originally expected under the research plan of the agreement.

We separately recognize revenue associated with each of the three performance obligations as the research, development and manufacturing services are provided using an input method, based on the cumulative costs incurred compared to the total estimated costs expected to be incurred to satisfy each performance obligation. The amounts received from Roche that have not yet been recognized as revenue are deferred as a contract liability in our consolidated balance sheet and will be recognized over the remaining research and development period until each performance obligation is satisfied.

During the year ended December 31, 2018, there were no significant changes in the total estimated costs expected to be incurred to satisfy the performance obligations under the 2018 Roche Agreement. During the year ended December 31, 2019, the total estimated costs expected to be incurred to satisfy the performance obligations increased by $21.0 million. We recognized revenue of $2.7 million and $18.6 million during the years ended December 31, 2018 and 2019, respectively, under the 2018 Roche Agreement. As of December 31, 2018 and 2019, we recorded as a contract liability deferred revenue related to the 2018 Roche Agreement of $43.2 million and $38.7 million, respectively, of which $15.7 million and $17.9 million, respectively, were current liabilities. As of December 31, 2019, the research and development services related to the first and second performance obligations were expected to be performed over remaining periods ranging from 1.8 years to 2.0 years. The expected remaining period of performance of our research and development services related to the third performance obligation is not currently determinable until TCL research activities resume or the 2018 Roche Agreement is modified by us and Roche.

During the six months ended June 30, 2019 and 2020, there were no significant changes in the total estimated costs expected to be incurred to satisfy the performance obligations under the 2018 Roche Agreement and we recognized revenue of $8.6 million and $12.1 million, respectively, under the 2018 Roche Agreement. As of June 30, 2020, we recorded as a contract liability deferred revenue related to the 2018 Roche Agreement of $50.5 million, of which $30.4 million was a current liability. As of June 30, 2020, the research and development services related to the first and second performance obligations were expected to be performed over remaining periods ranging from 1.3 years to 1.5 years.

For additional information regarding our accounting for the three collaboration agreements with Roche, see “—Critical Accounting Policies and Significant Judgments and Estimates—Revenue Recognition for License and Collaboration Arrangements” and “Business—Collaboration, Research and License Agreements—Roche Collaboration.”

Grant Revenue

We generate revenue from government contracts with the National Institutes of Health and the National Science Foundation, which reimburse us for certain allowable costs for funded projects. Revenue from government grants is recognized as the qualifying expenses related to the contracts are incurred, provided that there is reasonable assurance of recoverability. Revenue recognized upon incurring qualifying expenses in advance of receipt of funding is recorded as unbilled receivables, a component of prepaid expenses and other current assets, in our consolidated balance sheets.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including development of our product candidates and costs incurred under our collaboration arrangements with Roche, which include:

∎	employee-related expenses, including salaries, related benefits and stock-based compensation expense for employees engaged in research and development functions;

∎

expenses incurred in connection with the preclinical and clinical development of our product candidates and research programs, including under agreements with third parties, such as consultants, contractors and contract research organizations, or CROs;

∎

the costs of developing and scaling our manufacturing process and of manufacturing our product candidates for use in our preclinical studies and clinical trials, including the costs under agreements with third parties, such as consultants, contractors and contract manufacturing organizations, or CMOs;

∎	laboratory and consumable materials and research materials;

∎	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and utilities; and

∎	payments made under third-party licensing agreements.

We expense research and development costs as incurred. Nonrefundable advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered or the services rendered. Upfront payments under license agreements are expensed upon receipt of the license, and annual maintenance fees under license agreements are expensed in the period in which they are incurred. Milestone payments under license agreements are accrued, with a corresponding expense being recognized, in the period in which the milestone is determined to be probable of achievement and the related amount is reasonably estimable.

Our direct research and development expenses are tracked on a program-by-program basis and consist of external costs and fees paid to consultants, contractors, CMOs and CROs in connection with our preclinical and clinical development and manufacturing activities. Such program costs also include the external costs of laboratory and consumable materials and costs of raw materials that are directly attributable to and incurred for any single program. We do not allocate employee costs, costs associated with our platform development and discovery efforts, payments made under third-party licensing agreements, costs of laboratory supplies and consumable materials that are not directly attributable to any single program, and facilities expenses, including rent, depreciation and other indirect costs, to specific product development programs because these costs are deployed across multiple programs and our platform technology and, as such, are not separately classified.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our planned preclinical and clinical development activities in the near term and in the future, particularly should Roche determine not to exercise its options and we decide to continue clinical development of a product candidate. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates. The successful development of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development, including the following:

∎	the timing and progress of preclinical and clinical development activities;

∎	the number and scope of preclinical and clinical programs we decide to pursue;

∎	raising additional funds necessary to complete preclinical and clinical development of our product candidates;

∎	the progress of the development efforts of parties with whom we have entered, or may enter, into collaboration arrangements;

∎	our ability to maintain our current research and development programs and to establish new ones;

∎	our ability to establish new licensing or collaboration arrangements;

∎

the successful initiation and completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the U.S. Food and Drug Administration, or FDA, or any comparable foreign regulatory authority;

∎	the receipt and related terms of regulatory approvals from applicable regulatory authorities;

∎	the availability of specialty raw materials for use in production of our product candidates;

∎	our ability to consistently manufacture our product candidates for use in clinical trials;

∎	our ability to establish and operate a manufacturing facility, or secure manufacturing supply through relationships with third parties;

∎	our ability to obtain and maintain patents, trade secret protection and regulatory exclusivity, both in the United States and internationally; and

∎	our ability to protect our rights in our intellectual property portfolio.

A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. In addition, we may never succeed in obtaining regulatory approval for any of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, patent, consulting, investor and public relations, accounting and audit services. We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company.

Other Income (Expense)

Interest Income

Interest income consists of interest earned on our cash equivalents and marketable securities balances. We expect that our interest income will increase as we invest the cash received from our recent sales of Series D preferred stock and the net proceeds from this offering.

Interest Expense

Interest expense during the year ended December 31, 2018 consisted of interest on a $3.0 million convertible promissory note issued in November 2017 that was converted into Series C preferred stock in May 2018. We expect that our interest expense will not be significant in the future as we have no outstanding debt.

Other Income (Expense), Net

Other income (expense), net consists of miscellaneous income and expense unrelated to our core operations.

Income Taxes

Since our inception, we have not recorded any income tax benefits for the net losses we have incurred in each year or for our earned research and development tax credits, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss, or NOL, carryforwards and tax credit carryforwards will not be realized. As of December 31, 2019, we had U.S. federal NOL carryforwards of $33.3 million, which may be available to offset future taxable income, of which $11.7 million begin to expire in 2035 and of which $21.6 million do not expire but are (for taxable years beginning after December 31, 2020) generally limited in their usage to an annual deduction equal to 80% of annual taxable income. In addition, as of December 31, 2019, we had state NOL carryforwards of $33.1 million, which may be available to offset future taxable income and begin to expire in 2035. As of December 31, 2019, we also had U.S. federal and state research and development tax credit carryforwards of $4.4 million and $2.5 million, respectively, each of which begin to expire in 2034. We have recorded a full valuation allowance against our net deferred tax assets at each balance sheet date.

On December 22, 2017, the Tax Cuts and Jobs Act, or the Tax Act, was signed into United States law. The Tax Act made broad and complex changes to existing tax law, which include, but are not limited to, (i) a reduction in the federal corporate income tax rate from a top marginal tax rate of 35% to a flat rate of 21%, effective as of January 1, 2018; (ii) the limitation of the deduction for NOLs to 80% of annual taxable income and elimination of NOL carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such NOLs may be carried forward indefinitely); and (iii) the limitation of the deduction of certain executive compensation amounts. The reduction in U.S. federal corporate tax rate from 35% to 21% reduced the amounts of our gross deferred tax assets and our valuation allowance as of December 31, 2017. During the year ended December 31, 2018, we recorded no additional tax expense or benefit as a result of the Tax Act.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act, was passed by the U.S. Congress and signed into United States law. The CARES Act, among other things, includes certain provisions for individuals and corporations (including a suspension on the application of the 80% limitation described above for taxable years beginning prior to January 1, 2021); however, these benefits did not impact our income tax provisions in the periods presented.

Results of Operations

Comparison of the Six Months Ended June 30, 2019 and 2020

The following table summarizes our results of operations for the six months ended June 30, 2019 and 2020:

	SIX MONTHS ENDED JUNE 30,
	2019	2020	CHANGE
	(in thousands)
Revenue:
Collaboration revenue	$9,024	$12,390	$3,366
Grant revenue	660	—	(660)

Total revenue	9,684	12,390	2,706

Operating expenses:
Research and development	17,840	23,905	6,065
General and administrative	7,120	9,527	2,407

Total operating expenses	24,960	33,432	8,472

Loss from operations	(15,276)	(21,042)	(5,766)

Other income (expense):
Interest income	1,219	477	(742)
Other income (expense), net	(3)	(4)	(1)

Total other income, net	1,216	473	(743)

Net loss	$(14,060)	$(20,569)	$(6,509)

Revenue

Revenue was $9.7 million for the six months ended June 30, 2019, compared to $12.4 million for the six months ended June 30, 2020. The increase in revenue was primarily due to a $3.4 million increase in collaboration revenue from our collaboration agreements with Roche, which was related to an increase in research and development services performed by us under those agreements as well as an increase in the estimated transaction price for the 2018 Roche Agreement for milestone payments determined at the time the development milestones were expected to be achieved. We recognize revenue for those arrangements using an input measure, comparing our cumulative costs incurred to our total estimated costs of the research, development and manufacturing activities, as applicable, on each program. In the first quarter of 2019, we became entitled to receive a payment of $10.0 million upon the achievement of the first development milestone under the 2018 Roche Agreement, of which $1.1 million was recognized as a cumulative catch-up adjustment to collaboration revenue during the three months ended March 31, 2019. In the fourth quarter of 2019, we included the $20.0 million payment due upon the then-expected achievement of the second development milestone under the 2018 Roche Agreement in our estimate of the transaction price for the 2018 Roche Agreement, which resulted in the recognition of an additional $2.8 million of collaboration revenue during the six months ended June 30, 2020 as compared to the six months ended June 30, 2019. During the six months ended June 30, 2019 and 2020, we recognized total revenue of $8.6 million and $12.1 million, respectively, under the 2018 Roche Agreement (inclusive of the $1.1 million and $2.8 million amounts described above). During the six months ended June 30, 2019 and 2020, we recognized total revenue of $0.4 million and $0.3 million, respectively, under the 2017 Roche Agreement.

Grant revenue decreased by $0.7 million from the six months ended June 30, 2019 to the same period in 2020 as we did not perform any services under our existing government grants during the six months ended June 30, 2020.

Research and Development Expenses

	SIX MONTHS ENDED JUNE 30,
	2019	2020	CHANGE
	(in thousands)
Direct research and development expenses by program:
SQZ-PBMC-HPV	$5,148	$7,593	$2,445
SQZ-AAC-HPV	771	2,429	1,658
APC—other	220	965	745
Other programs	1,956	1,493	(463)
Unallocated research and development expenses:
Personnel related (including stock-based compensation)	4,533	6,738	2,205
Facility related	846	2,602	1,756
Laboratory and consumable materials	1,432	530	(902)
Third-party licensing fees	1,503	—	(1,503)
Platform-related external services and other	1,431	1,555	124

Total research and development expenses	$17,840	$23,905	$6,065

Research and development expenses were $17.8 million for the six months ended June 30, 2019, compared to $23.9 million for the six months ended June 30, 2020. The increase in direct costs related to our SQZ-PBMC-HPV program of $2.4 million was primarily due to the increased activity of the program in the six months ended June 30, 2020, compared to the same period in 2019. The increase in costs included contract manufacturing costs incurred in connection with our Phase 1 clinical trial of SQZ-PBMC-HPV in patients with HPV, which we initiated in January 2020, and was partially offset by a reduction in laboratory and consumable materials expense. Direct costs incurred for our SQZ-AAC-HPV program increased by $1.7 million as a result of higher laboratory and consumable materials expenses due to increased preclinical activities. Direct costs related to our APC—other program increased by $0.7 million due to increased activity in the other APC programs associated with the 2018 Roche Agreement, which resulted in increased laboratory and consumable materials expenses for those programs. Other program costs, which consist of costs for research in other areas, including tolerance, decreased by $0.5 million as we focused our efforts on the initiation of the Phase 1 clinical trial of SQZ-PBMC-HPV in patients with HPV during the six months ended June 30, 2020.

The increase in personnel-related costs of $2.2 million was primarily due to increased headcount in our research and development function. Personnel-related costs for the six months ended June 30, 2019 and 2020 included stock-based compensation expense of $0.4 million and $0.5 million, respectively. Facility-related costs increased by $1.8 million primarily due to an increase in rent, utilities, maintenance, insurance, information technology and travel expenses due to the growth of our company. Laboratory and consumable materials expenses for general usage fluctuate from period to period based on the timing of our purchases made. We expense the costs of materials when purchased because they have no alternative future use. The decrease of $0.9 million in laboratory and consumable materials expenses from the six months ended June 30, 2019 to the same period in 2020 was due to more purchases being made by us in 2019 than in 2020. Third-party licensing fees decreased by $1.5 million due to a $1.0 million upfront fee we paid in June 2019 in connection with entering into a license agreement with Erytech Pharma S.A., or Erytech, and due to a lower amount of sublicense income being earned from Roche in the six months ended June 30, 2020 than in the same period of 2019, resulting in lower expenses recognized in the six months ended June 30, 2020 than in the same period in 2019 in relation to the sublicense terms of our license agreement with the Massachusetts Institute of Technology, or MIT. The increase in platform-related external services and other costs was insignificant.

General and Administrative Expenses

	SIX MONTHS ENDED JUNE 30,
	2019	2020	CHANGE
	(in thousands)
Personnel related (including stock-based compensation)	$2,882	$4,169	$1,287
Professional and consultant fees	1,942	2,851	909
Patent related	792	893	101
Facility related and other	1,504	1,614	110

Total general and administrative expenses	$7,120	$9,527	$2,407

General and administrative expenses for the six months ended June 30, 2019 were $7.1 million, compared to $9.5 million for the six months ended June 30, 2020. Personnel-related costs increased by $1.3 million primarily due to an increase in headcount. Personnel-related costs for the six months ended June 30, 2019 and 2020 included stock-based compensation expense of $0.6 million and $0.9 million, respectively. Professional and consultant fees increased by $0.9 million due to the growth of our company and as we began preparation to become a public company. Patent-related costs increased by $0.1 million in the six months ended June 30, 2020 as compared to the six months ended June 30, 2019 as a result of increased legal costs related to intellectual property protections, primarily consisting of patent application and maintenance costs in the United States and internationally in the six months ended June 30, 2020. Facility-related and other costs increased $0.1 million during the six months ended June 30, 2020 as compared to the six months ended June 30, 2019.

Interest Income

Interest income for the six months ended June 30, 2019 and 2020 was $1.2 million and $0.5 million, respectively. The decrease in interest income was due to the decrease in average interest rates during the respective periods.

Other Income (Expense), Net

Other income (expense), net for each of the six months ended June 30, 2019 and 2020 was insignificant.

Comparison of the Years Ended December 31, 2018 and 2019

The following table summarizes our results of operations for the years ended December 31, 2018 and 2019:

	YEAR ENDED DECEMBER 31,
	2018	2019	CHANGE
	(in thousands)
Revenue:
Collaboration revenue	$11,539	$19,318	$7,779
Grant revenue	1,130	791	(339)

Total revenue	12,669	20,109	7,440

Operating expenses:
Research and development	24,379	36,102	11,723
General and administrative	8,694	18,272	9,578

Total operating expenses	33,073	54,374	21,301

Loss from operations	(20,404)	(34,265)	(13,861)

Other income (expense):
Interest income	978	2,070	1,092
Interest expense	(59)	—	59
Other income (expense), net	235	(7)	(242)

Total other income, net	1,154	2,063	909

Net loss	$(19,250)	$(32,202)	$(12,952)

Revenue

Revenue was $12.7 million for the year ended December 31, 2018, compared to $20.1 million for the year ended December 31, 2019. The increase in revenue was primarily due to a $7.8 million increase in collaboration revenue from our collaboration agreements with Roche due to our entering into the 2018 Roche Agreement in October 2018 and the related research and development services performed under that agreement. We recognize revenue for those arrangements using an input measure, comparing our cumulative costs incurred to our total estimated costs of the research, development and manufacturing activities, as applicable, on each program. In the first quarter of 2019, we became entitled to receive a payment of $10.0 million upon the achievement of the first development milestone under the 2018 Roche Agreement, of which $2.5 million was recognized during the year ended December 31, 2019. In the fourth quarter of 2019, we included the $20.0 million payment due upon the then-expected achievement of the second development milestone under the 2018 Roche Agreement in our estimate of the transaction price for the 2018 Roche Agreement. As a result, we recorded a cumulative catch-up adjustment to collaboration revenue of $5.0 million during the three months and year ended December 31, 2019. During the years ended December 31, 2018 and 2019, we recognized total revenue of $2.7 million and $18.6 million, respectively, under the 2018 Roche Agreement (inclusive of the $2.5 million and $5.0 million amounts described above). During the years ended December 31, 2018 and 2019, we recognized total revenue of $3.6 million and $0.7 million, respectively, under the 2017 Roche Agreement. During the year ended December 31, 2018, we recognized total revenue of $5.3 million under the 2015 Roche Agreement, at which time all revenue related to the 2015 Roche Agreement had been fully recognized.

Grant revenue decreased by $0.3 million from the year ended December 31, 2018 to the same period in 2019 due to the timing of the services being performed by us under government grants during the year ended December 31, 2019.

Research and Development Expenses

	YEAR ENDED DECEMBER 31,
	2018	2019	CHANGE
	(in thousands)
Direct research and development expenses by program:
SQZ-PBMC-HPV	$3,740	$10,819	$7,079
SQZ-AAC-HPV	—	2,072	2,072
APC—other	896	824	(72)
Other programs	2,298	3,069	771
Unallocated research and development expenses:
Personnel related (including stock-based compensation)	8,122	11,252	3,130
Facility related	1,565	2,465	900
Laboratory and consumable materials	2,958	2,203	(755)
Third-party licensing fees	2,823	713	(2,110)
Platform-related external services and other	1,977	2,685	708

Total research and development expenses	$24,379	$36,102	$11,723

Research and development expenses were $24.4 million for the year ended December 31, 2018, compared to $36.1 million for the year ended December 31, 2019. The increase in direct costs related to our SQZ-PBMC-HPV program of $7.1 million was primarily due to the increased activity of the program after entering into the 2018 Roche Agreement in October 2018. The increase in costs was due to increased laboratory and consumable materials expenses, raw materials expenses and contract manufacturing costs incurred in preparation for our Phase 1 clinical trial of SQZ-PBMC-HPV in patients with HPV, which was initiated in January 2020, as well as the costs of a dedicated suite at a contract manufacturing site. Direct costs incurred for our SQZ-AAC-HPV program increased by $2.1 million as a result of our decision in 2019 to prioritize work on this program, resulting in increased laboratory and consumable materials expenses and raw materials expenses. The decrease in direct costs related to our APC—other program was insignificant. Other program costs increased by $0.8 million primarily due to increased laboratory and consumable materials expenses as we continued to conduct research in other areas, including tolerance.

The increase in personnel-related costs of $3.1 million was primarily due to increased headcount in our research and development function. Personnel-related costs for the year ended December 31, 2018 and 2019 included stock-based compensation expense of $0.1 million and $0.7 million, respectively. Facility-related costs increased by $0.9 million primarily due to an increase in rent, utilities, maintenance, insurance, information technology and travel expenses due to the growth of our company. Laboratory and consumable materials expenses for general usage fluctuate from period to period based on the timing of our purchases made. We expense the costs of materials when purchased because they have no alternative future use. The decrease of $0.8 million from the year ended December 31, 2018 to the year ended December 31, 2019 was due to more purchases being made by us in 2018 than in 2019. Third-party licensing fees decreased by $2.1 million primarily due to a greater amount of sublicense income being earned from Roche in 2018 than in 2019, resulting in higher expenses recognized in 2018 than in 2019 in relation to the sublicense terms of our license agreement with MIT. The increase in platform-related external services and other costs of $0.7 million was primarily due to our expansion of testing to support product candidate selection and an increase in platform development activities.

General and Administrative Expenses

	YEAR ENDED DECEMBER 31,
	2018	2019	CHANGE
	(in thousands)
Personnel related (including stock-based compensation)	$4,032	$6,839	$2,807
Professional and consultant fees	1,922	5,784	3,862
Patent related	939	1,560	621
Facility related and other	1,801	4,089	2,288

Total general and administrative expenses	$8,694	$18,272	$9,578

General and administrative expenses for the year ended December 31, 2018 were $8.7 million, compared to $18.3 million for the year ended December 31, 2019. Personnel-related costs increased by $2.8 million primarily due to an increase in headcount. Personnel-related costs for the years ended December 31, 2018 and 2019 included stock-based compensation expense of $0.5 million and $1.4 million, respectively. Professional and consultant fees increased by $3.9 million due to the growth of our company and as we began preparation to become a public company. Patent-related costs increased by $0.6 million in the year ended December 31, 2019 as compared to the year ended December 31, 2018 as a result of increased legal costs related to intellectual property protections, primarily consisting of patent application and maintenance costs in the United States and internationally in the year ended December 31, 2019. The increase in facility-related and other costs of $2.3 million was due to an increase in rent, utilities, maintenance, insurance, information technology and travel expenses due to the growth of our company.

Interest Income

Interest income for the years ended December 31, 2018 and 2019 was $1.0 million and $2.1 million, respectively. The increase in interest income was due to the increase in average cash balances invested in marketable securities during the respective periods.

Interest Expense

Interest expense for the years ended December 31, 2018 and 2019 was $0.1 million and $0, respectively. The decrease in interest expense resulted because we no longer had outstanding debt following the conversion of our $3.0 million convertible promissory note into Series C preferred stock in May 2018.

Other Income (Expense), Net

Other income (expense) was income of $0.2 million for the year ended December 31, 2018, compared to expense of less than $0.1 million for the year ended December 31, 2019. The other income of $0.2 million for the year ended December 31, 2018 was related to a grant received from a Massachusetts economic development and investment agency. The decrease in other income was due to the fact that we did not obtain a similar grant in 2019.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses. We have not yet commercialized any of our product candidates and we do not expect to generate revenue from sales of any product candidates for the next several years, if at all. To date, we have funded our operations primarily with proceeds from sales of preferred stock, payments received under our collaboration agreements with Roche and proceeds from borrowings under a convertible promissory note, which converted into shares of preferred stock. Through June 30, 2020, we had received gross proceeds of $166.6 million from sales of our preferred stock, $94.0 million in upfront and milestone payments under our collaboration agreements with Roche and $3.0 million from borrowings under a convertible promissory note. As of June 30, 2020, we had cash, cash equivalents and marketable securities of $130.7 million.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
	(in thousands)
Net cash provided by (used) in operating activities	$21,097	$(33,491)	$(9,506)	$(8,871)
Net cash provided by (used) in investing activities	(36,960)	(12,848)	(10,719)	42,212
Net cash provided by financing activities	68,118	26,038	44	42,036

Net increase (decrease) in cash, cash equivalents and restricted cash	$52,255	$(20,301)	$(20,181)	$75,377

Operating Activities

During the six months ended June 30, 2020, operating activities used $8.9 million of cash, primarily resulting from our net loss of $20.6 million, partially offset by net non-cash charges of $6.9 million and changes in our operating assets and liabilities of $4.8 million. Net cash provided by changes in our operating assets and liabilities for the six months ended June 30, 2020 consisted primarily of an $11.5 million increase in deferred revenue due to our receipt of a $20.0 million milestone payment, partially offset by the related revenue we recognized in that same period, under the 2018 Roche Agreement as well as a decrease of $0.2 million in prepaid expenses and other current assets, partially offset by a $4.3 million decrease in operating lease liabilities and a $2.7 million decrease in accrued expenses.

During the six months ended June 30, 2019, operating activities used $9.5 million of cash, primarily resulting from our net loss of $14.1 million, partially offset by changes in our operating assets and liabilities of $3.3 million and net non-cash charges of $1.3 million. Net cash provided by changes in our operating assets and liabilities for the six months ended June 30, 2019 consisted of a $3.4 million increase in deferred revenue, a $2.1 million increase in accrued expenses and a $1.8 million increase in accounts payable, partially offset by a $2.2 million increase in prepaid expenses and other current assets, a $1.4 million increase in accounts receivable and a $0.4 million decrease in operating lease liabilities. The increase in deferred revenue during the six months ended June 30, 2019 was due to our receipt of a $10.0 million milestone payment, partially offset by the related revenue we recognized in that same period, under the 2018 Roche Agreement.

During the year ended December 31, 2019, operating activities used $33.5 million of cash, primarily resulting from our net loss of $32.2 million and changes in our operating assets and liabilities of $6.8 million, partially offset by net non-cash charges of $5.5 million. Net cash used by changes in our operating assets and liabilities for the year ended December 31, 2019 consisted primarily of a $5.3 million decrease in operating lease liabilities, a $4.9 million decrease in deferred revenue primarily due to the amounts of revenue we recognized in the year under the 2017 and 2018 Roche Agreements, a $1.0 million increase in accounts receivable and a $0.6 million increase in prepaid expenses and other current assets, partially offset by a $3.4 million increase in accrued expenses and a $1.7 million increase in accounts payable.

During the year ended December 31, 2018, operating activities provided $21.1 million of cash, primarily resulting from changes in our operating assets and liabilities of $39.2 million and net non-cash charges of $1.2 million, partially offset by our net loss of $19.3 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2018 consisted of a $37.0 million increase in deferred revenue primarily as a result of our receipt of a $45.0 million upfront payment in October 2018 under the 2018 Roche Agreement, a $2.2 million increase in accrued expenses, a $0.9 million increase in other liabilities and a $0.4 million increase in accounts payable, partially offset by a $0.7 million increase in prepaid expenses and other current assets, a $0.4 million increase in accounts receivable and a $0.2 million decrease in deferred rent.

In all periods presented, other changes in prepaid expenses and other current assets, accounts receivable, accounts payable, accrued expenses and other liabilities not described above were generally due to growth in our business, the advancement of our research programs and the timing of vendor invoicing and payments. In all periods presented, decreases in operating lease liabilities were primarily due to our recurring payments made under recorded operating lease liabilities, including those arising from embedded leases.

Investing Activities

During the six months ended June 30, 2020, net cash provided by investing activities was $42.2 million, consisting of maturities of marketable securities of $43.0 million, partially offset by purchases of property and equipment of $0.8 million.

During the six months ended June 30, 2019, net cash used in investing activities was $10.7 million, consisting of purchases of marketable securities of $61.0 million and purchases of property and equipment of $1.3 million, partially offset by maturities of marketable securities of $51.6 million.

During the year ended December 31, 2019, net cash used in investing activities was $12.8 million, consisting of purchases of marketable securities of $115.9 million and purchases of property and equipment of $2.2 million, partially offset by maturities of marketable securities of $105.2 million.

During the year ended December 31, 2018, net cash used in investing activities was $37.0 million, consisting of purchases of marketable securities of $74.9 million and purchases of property and equipment of $1.3 million, partially offset by maturities of marketable securities of $39.3 million.

The purchases of property and equipment in each period related to equipment purchases, which increased as we expanded our discovery activities.

Financing Activities

During the six months ended June 30, 2020, net cash provided by financing activities was $42.0 million, consisting primarily of net proceeds from our issuances of Series D preferred stock, partially offset by payments of issuance costs related to Series D preferred stock that we issued and sold in December 2019.

During the six months ended June 30, 2019, net cash provided by financing activities consisted of proceeds from exercises of stock options of less than $0.1 million.

During the year ended December 31, 2019, net cash provided by financing activities was $26.0 million, consisting primarily of net proceeds from our issuance of Series D preferred stock in December 2019.

During the year ended December 31, 2018, net cash provided by financing activities was $68.1 million, consisting primarily of net proceeds from our issuance of Series C preferred stock of $68.0 million.

Funding Requirements

We expect that our expenses will increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials for our product candidates in development. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. The timing and amount of our operating and capital expenditures will depend largely on:

∎	the timing and progress of preclinical and clinical development activities;

∎

the commencement, enrollment or results of the planned clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

∎	the timing and outcome of regulatory review of our product candidates;

∎	our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial as well as Roche’s decision whether to exercise its options;

∎	changes in laws or regulations applicable to our product candidates, including but not limited to clinical trial requirements for approvals;

∎	adverse developments concerning our manufacturers;

∎	our ability to obtain materials to produce adequate product supply for any approved product or inability to do so at acceptable prices;

∎	our ability to establish collaborations if needed;

∎

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we obtain marketing approval;

∎	the legal patent costs involved in prosecuting patent applications and enforcing patent claims and other intellectual property claims;

∎	additions or departures of key scientific or management personnel;

∎	unanticipated serious safety concerns related to the use of our product candidates;

∎	the terms and timing of any collaboration, license or other arrangement, including the terms and timing of any milestone payments thereunder; and

∎	the severity, duration and impact of the COVID-19 pandemic, which may adversely impact our business.

We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will enable us to fund our operating expenses and capital expenditure requirements through                 . We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we would be required to delay, scale back or discontinue our research, product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2019 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	4 TO 5 YEARS	MORE THAN 5 YEARS
Operating lease commitments (1)	$58,790	$12,546	$13,970	$9,202	$23,072

Total	$58,790	$12,546	$13,970	$9,202	$23,072

(1)	Amounts in the table reflect payments due for our operating leases of office space in Watertown, Massachusetts as well as contractual payments under an embedded lease deemed to be included in our contract for manufacturing, under which we have a dedicated suite. For additional information, see Note 13 to our consolidated financial statements appearing at the end of this prospectus.

Under license agreements with MIT and Erytech, we are obligated to pay annual license fees and to make contingent milestone and royalty payments. We have not included future milestone and royalty payments in the table above because the payment obligations under these agreements are contingent upon future events, such as our achievement of specified milestones or generating product sales, and the amount, timing and likelihood of such payments are not known. We have not included annual license maintenance fees in the table above because, although the amounts and timing are known, we cannot currently determine the final termination dates of the agreements and, as a result, we cannot determine the total amounts of such payments we will be required to make under the agreements.

Under our license agreement with MIT, we are obligated to make aggregate milestone payments of up to $1.8 million upon the achievement of specified milestones, consisting of up to $0.8 million of development milestone payments and up to $1.0 million of regulatory milestone payments, as well as to pay royalties of low single-digit percentages of (i) our, and any of our affiliates’ and sublicensees’, net sales of licensed products in the research field and (ii) our, and any of our affiliates’, net sales of licensed products in the therapeutic field. In addition, we are obligated to pay annual license maintenance fees of less than $0.1 million per year. For additional information on our license with MIT, see “Business—Collaboration, Research and License Agreements—MIT License Agreement.”

Under our license agreement with Erytech, we are obligated to make aggregate milestone payments of up to $6.0 million upon the achievement of specified milestones, consisting of up to $1.0 million of development milestone payments and up to $5.0 million of regulatory milestone payments, for the first licensed product to achieve the specified milestones and payments of up to $50.0 million upon the achievement of specified sales milestones for all licensed products successfully developed under the agreement for each indication. In addition, we are obligated to pay tiered royalties ranging in the low single-digit percentages of annual net sales for each licensed product or licensed indication sold by us or our affiliates.

Under the 2018 Roche Agreement, if Roche exercises one of its options, then for each antigen product candidate for which Roche commercializes outside of the United States and we commercialize in the United States, we are obligated to pay Roche tiered royalties on net sales of such product candidate in the United States. We have not included such future royalty payments in the table above because the payment obligations are contingent upon Roche’s exercise of an option first, and the amount, timing and likelihood of such payments are not known. See “Business—Collaboration, Research and License Agreements—Roche Collaboration.”

We enter into contracts in the normal course of business with CMOs, CROs and other third parties for preclinical research studies, manufacturing, clinical trials and testing. These contracts do not contain minimum purchase commitments and are cancelable by us upon prior written notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation. These payments are not included in the table above as the amount and timing of such payments are not known.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition for License and Collaboration Arrangements

Effective January 1, 2018, we adopted ASC 606 using the full retrospective method. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards.

Under ASC 606, we recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, we satisfy a performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, we assess the goods or services promised within each contract, determine which goods or services are performance obligations and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when, or as, that performance obligation is satisfied.

We enter into licensing arrangements that are within the scope of ASC 606, under which we may exclusively license to third parties rights to research, develop, manufacture and commercialize our product candidates. The terms of these arrangements typically include payment to us of one or more of the following: nonrefundable, upfront license fees; reimbursement of certain costs; customer option exercise fees; development, regulatory and sales milestone payments; and royalties on net sales of licensed products. The payment terms under our existing licensing arrangements are 60 days.

In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under our arrangements, we perform the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the assessment of the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when, or as, we satisfy each performance obligation. As part of the accounting for these arrangements, we must use significant judgment to determine: (a) the performance obligations based on the determination under step (ii) above; (b) the transaction price under step (iii) above; and (c) the standalone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above. We also use judgment to determine whether milestone payments or other variable consideration, except for royalties and sales-based milestones, should be included in the transaction price, as described below. The transaction price is allocated to each performance obligation based on the relative standalone selling prices of each performance obligation in the contract, and we recognize revenue based on those amounts when, or as, the performance obligations under the contract are satisfied.

The standalone selling price is the price at which an entity would sell a promised good or service separately to a customer. We estimate the standalone selling price of each of the identified performance obligations in our customer contracts, maximizing the use of observable inputs. Because we have not sold the same goods or services in our contracts separately to any customers on a standalone basis and there are no similar observable transactions in the marketplace, we estimate the standalone selling price of each performance obligation in our customer arrangements based on our estimate of costs to be incurred to fulfil our obligations associated with the performance, plus a reasonable margin.

We have determined that our only contract liability under ASC 606 is deferred revenue. Amounts received prior to revenue recognition are recorded as deferred revenue in the consolidated balance sheets. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current portion of deferred revenue in the consolidated balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion, in the consolidated balance sheets.

Exclusive Licenses

If the license to our intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, we recognize revenue from nonrefundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a promise or performance obligation is distinct from the other promises, we consider factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, we consider whether the collaboration partner can benefit from a promise for its intended purpose without the receipt of the remaining promises, whether the value of the promise is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises, and whether it is separately identifiable from the remaining promises. For licenses that are combined with other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. We evaluate the measure of progress each reporting period and, if necessary, adjust the measure of progress and related revenue recognition. The measure of progress, and the resulting periods over which revenue should be recognized, are subject to estimates by management and may change over the course of the research, development and licensing arrangement. Such a change could have a material impact on the amount of revenue we record in future periods. Under our existing license and collaboration agreements, we have concluded that the transfer of control to the customer occurs over the time period that the research and development services are to be provided by us, and this cost-to-cost method is, in management’s judgment, the best measure of progress towards satisfying the performance obligation.

Research and Development Services

The promises under our license and collaboration arrangements often include research and development services to be performed by us on behalf of the partner. Payments or reimbursements resulting from our research and development efforts are estimated at the outset of the arrangement and considered part of the transaction price that is subsequently recognized as revenue because we are the principal in the arrangement for such efforts.

Customer Options

If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services, we evaluate the customer options to determine if they are material rights at the outset of each arrangement. Options to acquire additional goods or services for free or at a discount are deemed to be material rights. If the goods and services underlying the customer options are not determined to be material rights, these customer options are not considered to be performance obligations in the arrangement because they are contingent upon exercise of the option. If the customer options are determined to be a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. We allocate the transaction price to material rights based on the relative standalone selling price, which is determined based on the identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the option is exercised.

Milestone Payments

At the inception of each arrangement that includes potential research, development or regulatory milestone payments, we evaluate whether the milestones are considered likely to be met and estimate the amount to be considered for inclusion in the transaction price using the most-likely-amount method. If it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur, the associated milestone payment value is included in the transaction price. For milestone payments due upon events that are not within the control of us or the licensee, such as regulatory approvals, we are not able to assert that it is likely that the regulatory approval will be granted and that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur until those approvals are received. In making this assessment, we evaluate factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone. There is considerable judgment involved in determining whether it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. At the end of each subsequent reporting period, we reevaluate the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price of the arrangement. Any such adjustments are recorded on a cumulative catch-up basis, which would affect the amounts of revenue and earnings in the period of adjustment.

Royalties

For arrangements that include sales-based royalties, including milestone payments due upon first commercial sales or based on a level of sales, that are the result of a customer-vendor relationship and for which the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of (i) the occurrence of the related sales or (ii) the date upon which the performance obligation to which some or all of the royalty has been allocated has been satisfied or partially satisfied. To date, we have not recognized any royalty revenue from any of our licensing arrangements.

Information regarding management’s judgments and estimates applied in our accounting for our collaboration agreements with Roche in accordance with ASC 606 is summarized below. For additional information, see “—Components of Our Results of Operations—Revenue” and Note 14 to our consolidated financial statements appearing at the end of this prospectus.

2015 License and Collaboration Agreement with Roche

In December 2015, we entered into the 2015 Roche Agreement. During the year ended December 31, 2018, in connection with entering into the 2018 Roche Agreement in October 2018, the 2015 Roche Agreement was terminated.

We completed our required obligations as of the termination of the agreement, and all revenue related to the 2015 Roche Agreement was fully recognized as of December 31, 2018 using an input method, based on the cumulative costs incurred compared to the total estimated costs expected to be incurred to satisfy the single performance obligation that we concluded existed under the agreement.

2017 License and Collaboration Agreement with Roche

In April 2017, we entered into the 2017 Roche Agreement. Under the agreement, we received an upfront payment of $5.0 million as a technology access fee and are entitled to (i) payments of up to $1.0 million, in two tranches of $0.5 million, as reimbursement for our research costs; (ii) milestone payments of up to $7.0 million upon the achievement of specified development milestones; and (iii) annual maintenance fees ranging from $0.5 million to $0.9 million for each year following the fifth anniversary of the effective date, subject to specified prepayment discounts. Both we and Roche have specified obligations for performance during the term of the agreement.

We assessed our accounting for the 2017 Roche Agreement under ASC 606 as the transactions underlying the agreement were deemed to be transactions with a customer. We identified the following promises under the 2017 Roche Agreement: (i) a non-exclusive license granted to Roche to perform research related to and use our Cell Squeeze technology for gene editing of immune cells; (ii) specified research and development services related to gene editing of immune cells through the research term; (iii) manufacturing activities to support the specified research plan; and (iv) participation on a JRC. The annual maintenance fees described above were determined by us to be optional renewal payments. We concluded that each of the promises under the agreement was not distinct from the other promises in the arrangement. The research license was determined to not be distinct from the research and manufacturing activities primarily as a result of Roche being unable to benefit on its own or with other resources reasonably available in the marketplace because the license to our intellectual property requires significant specialized capabilities in order to be further developed, the research services necessary to develop the product are highly specialized, and our proprietary Cell Squeeze technology is a key capability of that development. The research and manufacturing services were determined not to be distinct because the promise under the agreement is to complete research and development, inclusive of the manufacturing. In addition, we determined that the impact of participation on the JRC was insignificant and had an immaterial impact on the accounting model. As such, we concluded that the first three promises should be combined into a single performance obligation. Based on these assessments, we identified one distinct performance obligation at the outset of the 2017 Roche Agreement.

As of entering into the 2017 Roche Agreement, we assessed whether the 2017 Roche Agreement was, for accounting purposes, a modification of the 2015 Roche Agreement or a separate contract and concluded that it was a separate contract because (i) the programs under the 2017 Roche Agreement were entirely new and distinct and are separate from programs under the 2015 Roche Agreement, (ii) the 2017 Roche Agreement and 2015 Roche Agreement were not negotiated together as a package with a single commercial objective and (iii) the amount of consideration paid under the 2017 Roche Agreement and 2015 Roche Agreement are not dependent on the price or performance under the other agreement. In addition, we determined that the upfront payment of $5.0 million as well as the expected reimbursable costs of $1.0 million constituted the entirety of the consideration to be included in the transaction price. The potential milestone payments that we may be eligible to receive were initially excluded from the transaction price of the arrangement as all development milestone payments did not meet the criteria for inclusion using the most-likely-amount method. We reevaluate the transaction price at the end of each reporting period and as uncertain events are resolved or other changes in circumstances occur, and, if necessary, we will adjust our estimate of the transaction price. We received the upfront payment of $5.0 million in April 2017 upon execution of the agreement. We also received the payments of $0.5 million in each of 2017 and 2018 related to our reimbursable research costs. In addition, during the third quarter of 2018, we received a payment of $2.0 million following the achievement of the first development milestone under the agreement related to Roche’s validation of preclinical proof of concept. This amount was added to our estimate of the transaction price as of the second quarter of 2018, when we determined that achievement of the milestone was “most likely” and that it was probable that a significant reversal in the amount of cumulative revenue recognized would not occur, and as a result, we recorded a cumulative catch-up adjustment to collaboration revenue of $1.1 million during the year ended December 31, 2018.

We recognize revenue associated with the performance obligation as the research, development and manufacturing services are provided using an input method, based on the cumulative costs incurred compared to the total estimated costs expected to be incurred to satisfy the performance obligation. The transfer of control to the customer occurs over the time period that the research and development services are to be provided by us, and this cost-to-cost method is, in management’s judgment, the best measure of progress towards satisfying the performance obligation. The amounts received from Roche that have not yet been recognized as revenue are deferred as a contract liability in our consolidated balance sheet and will be recognized over the remaining research and development period until the performance obligation is satisfied.

2018 License and Collaboration Agreement with Roche

In October 2018, we entered into the 2018 Roche Agreement. Under the agreement, Roche was granted option rights to obtain an exclusive license to develop APC products or products derived from the collaboration programs on a product-by-product basis. These option rights are exercisable upon the achievement of clinical Phase 1 proof of concept and expire, if unexercised, as of a date specified in the agreement. In addition, Roche was granted an option right to obtain an exclusive license to develop a TCL product. This option right is exercisable upon the achievement of clinical proof of concept and expires, if unexercised, as of a date specified in the agreement. For each of the APC products and TCL product, once Roche exercises its option and pays a specified incremental amount ranging from $15.0 million to $50.0 million for APC products and of $100.0 million for the TCL product, Roche will receive worldwide, exclusive commercialization rights for the licensed products, subject to our alternating option to retain U.S. APC commercialization rights. Through June 30, 2020, Roche had not exercised any of its options under the 2018 Roche Agreement.

Under the 2018 Roche Agreement, we received an upfront payment of $45.0 million and are eligible to receive (i) reimbursement of a mid double-digit percentage of our development costs; (ii) aggregate milestone payments on a product-by-product basis of up to $1.6 billion upon the achievement of specified milestones, consisting of up to $217.0 million of development milestone payments, up to $240.0 million of regulatory milestone payments and up to $1.2 billion of sales milestone payments; and (iii) tiered royalties on annual net sales of APC and TCL products licensed under the agreement at specified rates ranging from a mid single-digit percentage to percentage in the low twenties. We received the upfront payment of $45.0 million in October 2018 upon execution of the agreement. In addition, during the second quarter of 2019, we received a payment of $10.0 million following the achievement of the first development milestone under the 2018 Roche Agreement related to submission by us of preclinical data to the FDA, and during the first quarter of 2020, we received a payment of $20.0 million following the achievement of the second development milestone under the 2018 Roche Agreement related to first-patient dosing in a Phase 1 clinical trial.

We assessed our accounting for the 2018 Roche Agreement in accordance with ASC 606 and concluded that Roche is a customer prior to the exercise of any of its options under the agreement. We also identified the following promises under the 2018 Roche Agreement: (i) a non-exclusive license granted to Roche to use our intellectual property and collaboration compounds to conduct research activities related to the research plans under the 2018 Roche Agreement; (ii) specified research and development services related to HPV through Phase 1 clinical trials under a specified research plan; (iii) manufacturing of our SQZ APC platform and equipment in order to support the HPV research plan; (iv) specified research and development services on next-generation APCs under a research plan; (v) specified research and development services on TCL under a research plan; and (vi) participation on a JSC.

We concluded that, in the case of each performance obligation, the license to our intellectual property was not distinct as a result of Roche being unable to benefit from the license on its own or with other resources reasonably available in the marketplace because the license to our intellectual property requires significant specialized capabilities in order to be further developed. We concluded that the license to our intellectual property, research and development activities related to HPV, and manufacturing of our SQZ APC platform and equipment related to HPV were not distinct from each other because the research and manufacturing activities together customize and significantly modify the underlying technology. As such, we determined that each of these related promises under the agreement was not distinct from the others in this group and should be combined into a single performance obligation. We also concluded that the license to our intellectual property and the research and development activities on next-generation APCs were not distinct from each other because the research and development activities customize and significantly modify the underlying technology. As such, we determined that these related promises should be combined into a single performance obligation. Further, we concluded that the license to our intellectual property and the research and development activities on TCL were not distinct from each other because the research and development activities customize and significantly modify the underlying technology. As such, we determined that these related promises should be combined into a single performance obligation. We concluded that the three performance obligations were distinct from each other as they are separate programs and are unrelated. In addition, we determined that the impact of participation on the JSC was insignificant and had an immaterial impact on the accounting model.

Finally, we evaluated the option rights for licenses to develop, manufacture and commercialize the collaboration targets to determine whether these options provide Roche with any material rights for accounting purposes. We concluded that the option exercise prices were not below respective standalone selling prices, and, therefore, the options were marketing offers that do not provide material rights under ASC 606. Accordingly, the options were excluded as performance obligations at the outset of the 2018 Roche Agreement and will be accounted for as separate accounting contracts if and when each option exercise occurs.

Based on these assessments, we identified three performance obligations at the outset of the 2018 Roche Agreement: (1) the license to our intellectual property, the research and development activities related to HPV through Phase 1 clinical trials under a specified research plan, and the manufacturing of our SQZ APC platform and equipment in order to support the HPV research plan, or the first performance obligation; (2) the license to our intellectual property and the research and development activities on next-generation APCs, or the second performance obligation; and (3) the license to our intellectual property and the research and development activities on TCL, or the third performance obligation.

As of entering into the 2018 Roche Agreement, we assessed whether the 2018 Roche Agreement was, for accounting purposes, a modification of the two prior Roche agreements or a separate contract and concluded that it was a modification of the 2015 Roche Agreement. At the termination of the 2015 Roche Agreement, all deliverables were submitted to Roche for review, and as such, we completed all of our obligations under the 2015 Roche Agreement. Because the obligations under the 2015 Roche Agreement were completed at its termination and all arrangement consideration had been recognized as revenue, the accounting treatment as a modification determined by us would result in the same measurement and recognition patterns as would a separate contract. Further, we concluded that the 2018 Roche Agreement was a separate contract from the 2017 Roche Agreement because (i) we contracted to provide distinct goods and services associated with our gene editing platform to discover new targets in cancer immunotherapy, (ii) the 2018 Roche Agreement and 2017 Roche Agreement were not negotiated together as a package with a single commercial objective and (iii) the amount of consideration paid under the 2018 Roche Agreement and 2017 Roche Agreement are not dependent on the price or performance under the other agreement. In addition, we determined that the upfront payment of $45.0 million as well as the reimbursable costs of $10.8 million estimated by us constituted the entirety of the consideration to be included in the transaction price. This transaction price of $55.8 million was initially allocated to the three performance obligations based on the relative standalone selling price of each obligation. The potential milestone payments that we may be eligible to receive were excluded from the transaction price at the outset of the arrangement because (i) all development and regulatory milestone payments did not meet the criteria for inclusion using the most-likely-amount method and (ii) we recognize as revenue sales-based royalties and milestone payments at the later of the occurrence of the related sales or the date upon which the performance obligation has been satisfied because we believe that the license is the predominant item to which the royalties relate and have applied the sales-based royalty exception. We reevaluate the transaction price at the end of each reporting period and as uncertain events are resolved or other changes in circumstances occur, and, if necessary, we will adjust our estimate of the transaction price.

We determined the standalone selling price of each performance obligation under the 2018 Roche Agreement based on our estimate of our costs to be incurred to fulfil the research, development and manufacturing obligations associated with each of the three performance obligations, plus a reasonable margin.

During the first quarter of 2019, we became entitled to receive a payment of $10.0 million upon the achievement of the first development milestone under the 2018 Roche Agreement, which was related to submission by us of preclinical data to the FDA. The $10.0 million amount was added to our estimate of the transaction price as of the first quarter of 2019, when we determined that achievement of the milestone was “most likely” and that it was probable that a significant reversal in the amount of cumulative revenue recognized would not occur, and, as a result, we recorded a cumulative catch-up adjustment to collaboration revenue of $1.1 million during the three months ended March 31, 2019 and the year ended December 31, 2019.

In October 2019, we received clearance from the FDA for our IND for our lead clinical program under the 2018 Roche Agreement. As a result of this IND clearance and progress made toward beginning clinical trials, we concluded as of December 31, 2019 that the achievement in the first quarter of 2020 of a milestone resulting in receipt of a payment of $20.0 million due upon first-patient dosing in a Phase 1 clinical trial under the 2018 Roche Agreement was “most likely” and that it was probable that a significant reversal in the amount of cumulative revenue recognized would not occur. We therefore included the $20.0 million payment in our estimate of the transaction price for the 2018 Roche Agreement in the fourth quarter of 2019 and recorded a cumulative catch-up adjustment to collaboration revenue of $5.0 million during the three months and year ended December 31, 2019. In first quarter of 2020, we received the $20.0 million milestone payment from Roche.

During the fourth quarter of 2019, we evaluated our overall program priorities and determined that in 2020 we would continue to focus our resources on progressing the specified APC programs related to the 2018 Roche Agreement as well as our AAC and TAC platforms. As a result of our continuing focus on these specific programs, we reduced the level of priority of the TCL research activities under the 2018 Roche Agreement and expect to perform such TCL research activities over a longer time period than as originally expected under the research plan of the agreement. Consequently, in the fourth quarter of 2019, we reclassified $5.3 million of our current deferred revenue to non-current deferred revenue in our consolidated balance sheet, and such non-current deferred revenue will remain unrecognized as revenue until TCL research activities resume or the 2018 Roche Agreement is modified by us and Roche.

We separately recognize revenue associated with each of the three performance obligations as the research, development and manufacturing services are provided using an input method, based on the cumulative costs incurred compared to the total estimated costs expected to be incurred to satisfy each performance obligation. The transfer of control to the customer occurs over the time period that the research and development services are to be provided by us, and this cost-to-cost method is, in management’s judgment, the best measure of progress towards satisfying each performance obligation. The amounts received that have not yet been recognized as revenue are deferred as a contract liability in our consolidated balance sheet and will be recognized over the remaining research and development period until each performance obligation is satisfied.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. At each period end, we corroborate the accuracy of these estimates with the service providers and make adjustments, if necessary. Examples of estimated accrued research and development expenses include those related to fees paid to:

∎	vendors in connection with preclinical development activities;

∎	CMOs in connection with the process development and scale-up activities and the production of preclinical and clinical trial materials; and

∎	CROs in connection with clinical trials.

We record the expense and accrual related to contract research and manufacturing based on our estimates of the services received and efforts expended considering a number of factors, including our knowledge of the progress towards completion of the research, development and manufacturing activities; invoicing to date under the contracts;

communication from the CMOs, CROs and other companies of any actual costs incurred during the period that have not yet been invoiced; and the costs included in the contracts and purchase orders. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Stock-Based Compensation

We measure stock-based awards granted to employees, non-employees and directors based on their fair value on the date of the grant using the Black-Scholes option-pricing model for options or the difference between the purchase price per share of the award, if any, and the fair value of our common stock for restricted common stock awards. Compensation expense for those awards is recognized over the requisite service period, which is generally the vesting period of the respective award for employees and directors and the period during which services are performed for non-employees. We use the straight-line method to record the expense of awards with service-based vesting conditions.

The Black-Scholes option-pricing model uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our common stock options, the risk-free interest rate for a period that approximates the expected term of our common stock options, and our expected dividend yield.

Determination of Fair Value of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of grant of each option or restricted stock award, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using either an option pricing method, or OPM, or a hybrid method, both of which used market approaches to estimate our enterprise value. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method is a probability-weighted expected return method, PWERM, where the equity value in one or more scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. These third-party valuations were performed at various dates, which resulted in valuations of our common stock of $4.83 per share as of July 31, 2018, $6.47 per share as of July 31, 2019, $8.21 per share as of December 19, 2019, $8.34 per share as of February 14, 2020 and $9.30 per share as of July 15, 2020. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

∎	the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

∎	the progress of our research and development programs, including the status and results of preclinical studies for our product candidates and progress of our development of manufacturing processes;

∎	milestones achieved by the company;

∎	the state of the industry and the economy;

∎	our stage of development and commercialization and our business strategy;

∎	external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry;

∎	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

∎	the lack of an active public market for our common stock and our preferred stock;

∎	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions; and

∎	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the closing of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Options Granted

The following table summarizes by grant date the number of shares subject to options granted between January 1, 2019 and July 31, 2020, the per share exercise price of the options, the fair value of common stock on each grant date, and the per share estimated fair value of the awards:

GRANT DATE	NUMBER OF SHARES SUBJECT TO OPTIONS GRANTED	PER SHARE EXERCISE PRICE OF OPTIONS	PER SHARE FAIR VALUE OF COMMON STOCK ON GRANT DATE		PER SHARE ESTIMATED FAIR VALUE OF OPTIONS
February 19, 2019	578,059	$4.83	$6.05	(1)	$4.08
April 18, 2019	105,350	$4.83	$6.05	(1)	$4.11
June 6, 2019	77,000	$4.83	$6.05	(1)	$4.08
July 30, 2019	62,255	$4.83	$6.47	(1)	$4.42
November 6, 2019	450,336	$6.47	$8.21	(2)	$5.50
February 27, 2020	382,262	$8.34	$8.34		$5.35
April 20, 2020	156,284	$8.34	$8.34		$5.43
June 8, 2020	40,000	$8.34	$8.34		$5.49
July 23, 2020	179,969	$9.30	$9.30		$6.11

(1)	At the time of the option grants from February 19, 2019 to July 30, 2019, our board of directors determined that the fair value of our common stock of $4.83 per share calculated in the third-party valuation as of July 31, 2018 described above reasonably reflected the per share fair value of our common stock as of the respective grant dates in that period. However, as described below, the fair value of common stock at the date of these grants was adjusted in connection with retrospective fair value assessments for accounting purposes.
(2)	At the time of the option grant on November 6, 2019, our board of directors determined that the fair value of our common stock of $6.47 per share calculated in the third-party valuation as of July 31, 2019 described above reasonably reflected the per share fair value of our common stock as of the date of grant. However, as described below, the fair value of common stock at the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

In the course of preparing for this offering, in November and December 2019, we performed a retrospective fair value assessment and concluded that (i) the fair value of our common stock underlying stock options that we granted on February 19, 2019, April 18, 2019 and June 6, 2019 was $6.05 per share for accounting purposes, (ii) the fair value of our common stock underlying stock options that we granted on July 30, 2019 was $6.47 per share for accounting purposes, and (iii) the fair value of our common stock underlying stock options that we granted on November 6, 2019 was $8.21 per share for accounting purposes. These reassessed values were based, in part, upon third-party valuations of our common stock prepared on a retrospective basis as of February 19, 2019 and prepared on a contemporaneous basis as of July 31, 2019 and December 19, 2019. The third-party valuations were prepared using the hybrid method, which used market approaches to determine our enterprise value. We applied the fair values of our common stock from our retrospective fair value assessments to determine the fair value of these awards and calculate stock-based compensation expense for accounting purposes.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our consolidated financial statements appearing at the end of this prospectus.

Quantitative and Qualitative Disclosures about Market Risks

As of December 31, 2019, we had cash, cash equivalents and marketable securities of $98.3 million, which consisted of cash, money market funds, U.S. Treasury bills and U.S. government agency bonds. As of June 30, 2020, we had cash, cash equivalents and marketable securities of $130.7 million, which consisted of cash, money market funds and U.S. government agency bonds. Interest income is sensitive to changes in the general level of interest rates; however, due to the nature of these investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our investment portfolio.

We are not currently exposed to significant market risk related to changes in foreign currency exchange rates. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Our operations may be subject to inflation in the future.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012 permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

BUSINESS

Overview

We are a clinical-stage biotechnology company developing transformative cell therapies for patients with cancer, infectious diseases and other serious conditions. We use our proprietary technology, Cell Squeeze, to physically squeeze cells through a microfluidic chip, temporarily opening the cell membrane and enabling biologic material of interest, or cargo, to diffuse into the cell. This technology allows us to create a broad pipeline of product candidates for different diseases. We believe our Cell Squeeze technology has the potential to create well-tolerated cell therapies that can provide therapeutic benefit for patients. Our potential benefits include accelerated timelines with production time under 24 hours, compared to four to six weeks for other existing cell therapies, improved patient experience by eliminating the need for pre-conditioning or lengthy hospital stays, and broadened therapeutic impact. Our goal is to use the SQZ approach to establish a new paradigm for cell therapies. We are using Cell Squeeze to create multiple cell therapy platforms focused on directing specific immune responses. Our three platforms currently in development are SQZ Antigen Presenting Cells (SQZ APC), SQZ Activating Antigen Carriers (SQZ AAC) and SQZ Tolerizing Antigen Carriers (SQZ TAC). We are leveraging these platforms to create differentiated product candidates that have applicability across multiple disease areas.

Our lead product candidate, SQZ-PBMC-HPV, from our SQZ APC platform, is a targeted cancer vaccine that has been designed to generate antigen-specific CD8+ T cell responses to attack HPV+ tumors. We believe there remains significant unmet need in HPV+ cancers, with over 600,000 new cases every year globally. We are evaluating SQZ-PBMC-HPV in a Phase 1 clinical trial as a monotherapy and in combination with other immuno-oncology agents for the treatment of HPV16+ advanced or metastatic solid tumors, including cervical, head-and-neck, anal, penile, vulvar and vaginal cancer. We are currently dosing patients in the monotherapy cohorts and expect to report preliminary data from this trial in             . Unlike other oncology cell therapies, patients in the currently ongoing Phase 1 clinical trial receive no pre-conditioning and we plan for no post-treatment hospitalization. SQZ-PBMC-HPV doses have been manufactured in under 24 hours, and our Phase 1 cohorts have advanced with no dose-limiting toxicities observed.

Our SQZ APC platform is focused on generating robust CD8+ T cell responses, which are known to be critical to powerful immune responses. We believe that the keys to driving responses are the quantity, quality and specificity of the CD8+ T cells that are generated. In preclinical studies, the SQZ APC platform has shown approximately 1,000 times more efficient CD8+ T cell activation compared to other cancer vaccines and has also shown that these T cells are specific to the target antigen. SQZ APCs have shown encouraging anti-tumor activity and the ability to elicit protective memory preclinically, indications of the quality of the CD8+ T cells produced. We have also shown in preclinical studies the ability of SQZ APCs to elicit specific immune responses for multiple target antigens, including highly immunogenic (HPV) and less immunogenic (mutant KRAS) antigens.

The SQZ APC platform for oncology is being developed as a part of our collaboration with Roche, a relationship that began in 2015 and was subsequently expanded in 2018 to include a broader cell source to create SQZ APCs, and co-development and co-commercialization terms. The 2018 expanded collaboration agreement includes $125 million in upfront payments and near-term milestone payments, significant cost sharing, royalties, and over $1 billion in potential future payments upon the achievement of specified development, regulatory and sales milestones. To date, we have received $94 million in upfront and near-term milestone payments from our collaboration agreements with Roche, of which $75 million was received under the 2018 expanded collaboration. Our collaboration with Roche provides us with access to many potential combination drugs, including their PD-L1 drug, atezolizumab. See “—Collaboration, Research and License Agreements—Roche Collaboration.”

Beyond oncology, we are applying the SQZ APC platform to infectious diseases. As with SQZ APCs for oncology, this approach has the potential to induce an endogenous CD8+ T cell-driven immune response targeted against a pathogen of interest, in both prophylactic and therapeutic patient settings. In preclinical studies, we have observed SQZ APCs’ ability to generate responses against multiple infectious disease antigens, including cytomegalovirus, or CMV, influenza A and simian immunodeficiency virus, or SIV, the non-human primate form of human immunodeficiency virus, or HIV. In infectious diseases, we plan to initially develop SQZ APCs for chronic diseases, such as hepatitis B virus, or HBV, and HIV. We expect to submit our first investigational new drug application, or IND, to the U.S. Food and Drug Administration, or FDA, from the infectious disease platform in             . In addition

to potentially providing a curative vaccine for chronic diseases, we believe the SQZ-APC approach could also enable rapid response vaccines in the face of seasonal or new emerging outbreaks.

Our SQZ AAC platform applies our Cell Squeeze technology to load biological cargo into red blood cells and leverages the body’s natural process for aged red blood cell destruction in order to drive powerful activation of patients’ endogenous T cells. We expect to submit our first SQZ AAC IND in oncology for HPV+ tumors in             . While our first product candidate from our SQZ AAC platform is autologous, meaning it uses a patient’s own red blood cells, we believe an allogeneic approach is possible in the future, allowing us to potentially create off-the-shelf therapeutics. Our second preclinical product candidate for our SQZ AAC platform targets specific oncogenic KRAS mutations, which are found in approximately 30% of all human cancers in the United States. Historically, targeting mutant KRAS proteins with small molecules has been challenging due to a lack of “druggable” binding pockets. Recently, selective third-party inhibitors of certain KRAS mutations, namely G12C, have demonstrated encouraging preliminary anti-tumor effects, providing clinical validation for targeting mutant KRAS for the treatment of cancer. However, the majority of KRAS mutations remain out of reach for small molecules. In preclinical studies, we have been able to elicit responses to KRAS G12D and G12V mutations, which together represent over 50% of KRAS mutations, four times that of G12C. There are approximately 100,000 patients per year in the United States with KRAS G12D and G12V mutations across multiple tumor types, including pancreatic, colorectal and some lung cancers.

Our third platform, SQZ TACs, leverages a similar red blood cell mechanism to SQZ AACs but as an approach for generating immune tolerance. In preclinical models, we have shown the capability to increase regulatory T cells, which suppress the immune system, and shut down other immune stimulatory drivers such as effector T cells and antibody responses. We are pursuing applications in autoimmune diseases such as type 1 diabetes, or T1D, and enabling of gene therapy vector repeat dosing, which we are developing as part of our research collaboration with Asklepios BioPharmaceutical, Inc., or AskBio.

Our Product Pipeline

†	Subject to a collaboration agreement with Roche in oncology. Pursuant to the agreement, we and Roche alternate U.S. commercial rights for each APC oncology product developed. It has not yet been determined whether we or Roche will have U.S. commercial rights for SQZ-PBMC-HPV. We maintain full commercial rights for APCs outside of oncology. For a detailed description of the collaboration agreement with Roche, see “—Collaboration, Research and License Agreements—Roche Collaboration.”

We believe product candidates from our SQZ platforms could offer meaningful benefits for patients by providing potential efficacy and safety, as well as a better patient experience compared to existing cell therapies. Recently approved cell therapies have advanced the treatment paradigm in disease areas such as cancer; however, many treatments remain challenged by various factors, including limited therapeutic applicability, a burdensome patient experience, such as pre-conditioning and hospitalization, as well as manufacturing, operational and scaling challenges. We believe the current SQZ platforms and the future evolution of our platforms can offer many advantages over existing cell therapy approaches. Some of these advantages are outlined in the graphic below.

Company History

Our founder and Chief Executive Officer, Dr. Armon Sharei, is the lead inventor of Cell Squeeze, which is based on his team’s work in the laboratories of Dr. Klavs Jensen and Dr. Robert Langer at the Massachusetts Institute of Technology. In a series of experiments with a complex, high-pressure, fluid-jet delivery system, the team discovered that simple, rapid, mechanical deformation of cells enables intracellular delivery of biomaterials. The team created the SQZ microfluidic chip specifically designed to exploit this phenomenon. Through collaboration with leading scientists in the immunology and regenerative medicine fields, the team discovered the process’ novel capabilities and potential for significant impact through robust engineering of cell therapies. SQZ was founded with the goal of realizing the broad potential of this technology and establishing a new paradigm for cell therapies as effective, safe treatments to impact the lives of patients around the world. Since our inception, we have raised over $260 million from equity financings and strategic collaborations.

SQZ Strategy

Our goal is to build a differentiated, fully integrated cell therapy company leveraging Cell Squeeze to develop transformative product candidates for patients across a broad range of disease areas. To enable a future with impactful SQZ cell therapy products as a compelling early-line treatment option for patients, we are executing a strategy with the following key elements:

∎

Advance our lead product candidate, SQZ-PBMC-HPV, in HPV16+ tumors through clinical development.    SQZ-PBMC-HPV, the first implementation of our SQZ APC platform, is engineered by squeezing a patient’s own PBMCs with defined HPV16+ tumor antigens to create tumor-targeted APCs. SQZ-PBMC-HPV is designed to induce robust endogenous CD8+ T cell activation against HPV+ cancer cells. In collaboration with Roche, we are evaluating SQZ-PBMC-HPV in a Phase 1 clinical trial for the treatment of patients with HPV16+ advanced or metastatic solid tumors. The trial is designed with monotherapy and combination therapy cohorts. We are currently dosing patients in the monotherapy cohorts and expect to report preliminary data from these cohorts in             .

∎

Broaden our oncology pipeline.    The Cell Squeeze technology enables us to utilize a wide range of cell types and antigens to create novel cell therapy candidates. In addition to our SQZ APC oncology platform, we are focused on expanding our oncology pipeline using our wholly-owned SQZ AAC platform. We are developing our first SQZ AAC product candidate, SQZ-AAC-HPV, for the treatment of HPV16+ tumors, and we expect to submit an IND to the FDA in             . We are also developing product candidates using other tumor antigens, such as mutant KRAS. We have generated preclinical data from our SQZ APC program that showed SQZ APC’s ability to generate robust CD8+ T cell responses. We are conducting preclinical studies on our SQZ AAC program, targeting KRAS G12D and G12V mutations. There are approximately 100,000 patients per year in the United States with KRAS G12D and G12V mutations

∎

Progress our infectious disease pipeline into clinical development.    We are leveraging the progress in oncology to rapidly expand into infectious diseases and are developing SQZ APCs with pathogen-specific antigens to generate targeted immune responses. We have generated preclinical data for SQZ APCs targeting CMV, SIV and influenza that demonstrated SQZ APCs’ ability to generate robust CD8+ T cell responses across multiple targets. We plan to initially develop SQZ APCs for chronic infectious diseases, such as hepatitis B virus, or HBV, and HIV. We expect to submit our first IND to the FDA from the infectious disease platform in             . We believe the SQZ-APC approach could enable accelerated development of additional infectious disease indications including rapid response vaccines for future emerging outbreaks.

∎

Utilize our SQZ TAC platform to address autoimmune and other diseases.    We are developing our SQZ TAC platform, which leverages antigen presentation to create immune tolerance, in multiple indications. Our approach is focused on improving our antigen-specific tolerance capabilities and exploring their potential to treat multiple diseases, including T1D, and to enable repeat dosing of gene therapies that are delivered using adeno-associated virus, or AAV.

∎

Invest in our manufacturing capabilities and advance our point-of-care system.    We have developed a proprietary, rapid and cost-efficient central cGMP manufacturing process for our product candidates, which is a critical driver of our long-term success. The system we have created is applicable across all of our SQZ platforms with minor customization changes. The production time for our lead product candidate, SQZ-PBMC-HPV, is under 24 hours with a vein-to-vein time of approximately one week. We plan to continue to invest resources to refine our existing manufacturing process with the goal of further reducing manufacturing time and cost. We are also developing a point-of-care system that could generate doses at the treatment center, thus creating a better patient experience.

∎

Opportunistically collaborate with strategic partners to realize the full potential of Cell Squeeze.    While we intend to establish our own fully integrated internal capabilities to develop and commercialize our product candidates, we may selectively pursue and form strategic collaborations or partnerships in order to accelerate our development timelines, broaden the therapeutic reach of our SQZ platforms and maximize the full potential of Cell Squeeze.

SQZ Technology

Generating cell therapy candidates with Cell Squeeze is simple, as illustrated below: we physically squeeze cells at high speeds through a microfluidic constriction to temporarily disrupt the cell membrane and enable the target cargo to enter directly into the cytosol. The elegance of our system enables us to process over 10 billion patient cells per minute at current clinical scale and introduce virtually any cargo of interest into any cell type to create what we believe to be an unprecedented range of potential therapeutics. Our unique technology and its products are covered by over 20 patent families.

SQZ Differentiation

Limitations of Current Cell Therapies

Recently approved cell therapies have advanced the cancer treatment paradigm in certain therapeutic applications; however, efforts to expand into new disease areas have been constrained due to the limitations of cell-engineering approaches, such as lengthy and expensive manufacturing, overall patient safety and efficacy concerns, and limited biological applicability beyond initial indications.

Breadth of Impact

∎

Limited therapeutic applications.    Electroporation and viral techniques, the most commonly used methods for engineering cell therapies, are limited in both the diversity of cargo that can be introduced into cells and the cell types that can be manipulated. Both these techniques are primarily suitable for delivering nucleic acids into certain cell types and have difficulty delivering other materials, such as proteins and small molecules. These limitations restrict the functions that can be engineered into cells and, consequently, the diseases that can be treated with cell therapies.

∎

Limited access to biology.    Despite the recent advances in implementing cell therapies for oncology, these products have relied on a narrow set of biological mechanisms limiting their therapeutic applicability to date. For example, most chimeric antigen receptor, or CAR, and T-cell receptor, or TCR, products rely on genetic changes to effector cells to generate tumor killing and these therapies have only been approved in B cell malignancies. Most current tumor infiltrating lymphocytes, or TIL, products do not directly engineer cell functions but simply expand T cells ex vivo to provide more cells. The field has been constrained to effector cell manipulation, narrowing the range of targetable tumors, forcing the need for pre-conditioning, limiting memory formation, and can result in variable clinical responses and significant tolerability issues.

Patient Experience

∎

Significant safety concerns.    Considerable concerns remain regarding the safety and side effects of current cell therapies. For example, serious, life-threatening side effects have been reported for CAR-T cell therapies, including severe cytokine release syndrome, neurotoxicities, serious infections, low blood cell counts and a weakened immune system. These side effects are, in part, due to the blunt force of these treatments, which unleash an artificial and engineered immune response in patients that is difficult to control. Additionally, the pre-conditioning required ahead of treatment with these therapies can lead to unpredictable and potentially dangerous outcomes. As a result, these treatments are considered riskier than earlier line chemotherapy and radiation and patients often face significant hospitalization time to undergo treatment.

∎

Unintended impact to cell function.    Methods of cell engineering, such as electroporation or viral engineering, have been shown to cause significant downstream biological consequences to cell function. Electroporated cells have shown dysregulation of many key genes and functional pathways as measured through transcriptome, protein and functional profiling. Viral engineering is also known to cause significant changes in biology and cellular behavior. These biological changes could potentially lead to the loss of a cell’s physiological activity and may impact the potency, efficacy and safety of cell therapies that rely on these methods.

Manufacturing

∎

Operational and scaling challenges.    The high production time and costs associated with current cell therapies are significant challenges to making these treatments accessible and effective across many patients. This cost is driven mostly by the complexity and extended manufacturing time. The time that elapses between apheresis and product delivery at the hospital is commonly referred to as “vein-to-vein” time. Typical vein-to-vein time for treating cancer patients using autologous T cell therapy is approximately four to six weeks and involves many steps and complex logistics. This drives the high cost of current cell therapies, increases the risk of batch failures, and poses a problem for late-stage patients with limited time given the rapid progression of disease. We believe that this intensive and costly process is a major impediment to effectively scaling production of cell therapies and justifying their use for earlier lines of treatment.

SQZ Solution

We believe the following characteristics highly differentiate our Cell Squeeze approach from existing cell therapies:

Breadth of Impact

∎

Translation across cell types.    Our technology has been compatible with the over 25 mammalian cell types that we have tested to date. We have created a library of SQZ chips optimized for a variety of cell populations that can be easily optimized for use in our manufacturing systems. We believe this broad translatability expands the indications that we can consider targeting and also avoids costly cell expansion steps by allowing us to use cells that are easier to access, but historically difficult to engineer, such as stem cells and immune cells.

∎

Material agnostic.    Our technology is generally agnostic to cargo material. We have achieved the intracellular delivery of peptides, proteins, small molecules, nucleic acids and gene-editing complexes. Many of these material classes, such as proteins and peptides, have been difficult to deliver with existing techniques. In addition, we have been able to simultaneously deliver multiple different materials into cells, enabling us to multiplex engineer several cellular functions in a single squeeze.

∎

Access to novel biology.    Our technology allows us to access novel biology that was previously not possible due to the inability to deliver cargo to the cytosolic compartment cells. As an example of novel biology we have accessed, in our SQZ APC platform, our technology is capable of directly engineering major histocompatibility complex, or MHC, Class I presentation and co-stimulation in a physiologically relevant manner to generate potent CD8+ T cell responses. This illustrates our ability to access immune functions upstream of the effector cells that current cell therapies are focused on and potentially result in a physiological immune response with higher specificity, potency and durability. By accessing these mechanisms, SQZ technology also likely eliminates the need for pre-conditioning and genetic alteration of cells.

Patient Experience

∎

Potential for safer and more impactful products by mimicking physiological mechanisms.    We believe the versatility of Cell Squeeze allows us to approach mechanisms without disrupting other normal physiology. By doing this, we avoid pre-conditioning patients and expect our therapeutic candidates to be well tolerated. We believe that this, coupled with our cost-effective manufacturing, create the potential for SQZ therapeutic candidates to move up into earlier lines of therapy.

∎

Addressing fundamental disease drivers.    By enabling broad engineering of cell biology, the SQZ technology has allowed us to design therapeutics that target the underlying drivers of disease. In our oncology programs, for example, the CD8+ T cell responses generated by our SQZ APC and AAC platforms are capable of targeting the underlying driver mutations that result in cancer, such as HPV E6 and E7 or KRAS mutants. In contrast, CAR-T mechanisms target non-tumor driving antigens, such as CD19, CD20 or BCMA. We believe the ability to target the underlying drivers of disease enables us to create more impactful and more tolerable therapies that are broadly applicable.

∎

Minimal unintended cell perturbation providing optimum cell health.    To date, our technology has not adversely affected normal cell genotype, phenotype or function in preclinical models, which we believe could translate to improved efficacy and fewer undesired effects. In the context of human T cells and hematopoietic stem cells, for example, we observed gene expression patterns close to normal, while alternatives, such as electroporation, result in dramatic misregulation of gene expression. Moreover, our existing platforms do not rely on genetic alterations to cells thereby eliminating long-term safety concerns arising from unintended consequences to DNA disruption.

Manufacturing

∎

Production and administration.    The production time for our current product candidates is under 24 hours, with a vein-to-vein time of approximately one week, compared to current cell therapies, which can have vein-to-vein times of four to six weeks. The SQZ product candidate is then administered to the patient via a simple syringe push. We are also developing a point-of-care system that we expect will further reduce this vein-to-vein time and provide the ability to create a patient product at the treatment center.

∎

Scalability.    We believe that the simplicity of the microfluidic system that squeezes cells allows for robust parallelization and scale up. In its current clinical manufacturing implementation, the core component of our technology is our SQZ chip, which is approximately the size of a postage stamp and is made up of hundreds of parallel channels that enable it to process up to 10 billion patient cells per minute.

∎

Cost efficiency.    We believe that eliminating the need for viral vectors and multi-day manufacturing could dramatically cut costs relative to current cell therapies and enable expansion into areas where current cell-engineering approaches are cost prohibitive. We anticipate manufacturing costs for SQZ-PBMC-HPV will be approximately 10 times lower per dose at commercial scale compared to currently marketed cell therapies. In future iterations, the point-of-care system could potentially reduce costs even further.

SQZ Cell Therapy Platforms

To date, we have leveraged Cell Squeeze to build three cell therapy platforms that we are applying to multiple therapeutic areas. These platforms are designed to modulate the immune system in a target-specific manner with initial applications in oncology, infectious disease and immune disorders. Our SQZ platforms are designed to be able to manufacture product candidates in under 24 hours and administered without any pre-conditioning and without any planned hospitalization, creating what we believe is a more streamlined, accessible patient experience and a lower burden on the health system, from a time and cost perspective. Our current cell therapy platforms are summarized in the table below.

	SQZ ANTIGEN PRESENTING CELLS (APCS)	SQZ ACTIVATING ANTIGEN CARRIERS (AACs)	SQZ TOLERIZING ANTIGEN CARRIERS (TACs)

Current Indications Under Development	Cancer—Solid and liquid tumor Infectious diseases	Cancer—Solid and liquid tumors	Autoimmune diseases and tolerance applications

Initial Cell Type	PBMCs*	RBCs**	RBCs**

Cell Source	Autologous	Autologous; potential for allogeneic	Autologous; potential for allogeneic

Candidate Description	PBMCs are squeezed with tumor or infectious disease specific antigens to generate SQZ APCs. Cytosolic delivery of the antigens enables robust MHC-I presentation of the target and drives activation of the patient’s endogenous CD8+ T cells against tumor cells or infected cells	RBCs are squeezed with tumor-specific antigens and adjuvant to generate SQZ AACs. The product is designed to be rapidly engulfed in vivo by the patient’s endogenous professional antigen presenting cells. This drives activation of the patient’s endogenous CD8+ T cells against the tumor	RBCs are squeezed with a disease-specific antigen to generate SQZ TACs. The product is designed to be rapidly engulfed in vivo by the patient’s endogenous professional antigen presenting cells. This drives tolerization of the patient’s T cell and antibody responses against the target

Mechanism of Action	Activate disease-specific T cell responses using ex vivo engineered APCs	Activate tumor-specific T cell responses using endogenous, professional antigen presenting cells	Suppress endogenous antigen-specific immune responses using tolerogenic presentation by professional antigen presenters

Patient Experience	No pre-conditioning or planned hospitalization across programs

Manufacturing Time	Under 24 hours to create multiple doses. Compatible with point-of-care implementation

*	PBMCs: Peripheral blood mononuclear cells
**	RBCs: Red blood cells

Cell Squeeze Technology Enables the Interchangeability of Cargo and Versatile Target Selection

Our cell therapy platforms are focused on modulating immune responses targeting disease-specific antigens. The SQZ APC and SQZ AAC platforms are designed to activate immune cells against the target antigens and drive killing of specific diseased cells, while in contrast, the SQZ TAC platform is designed to tolerize against the target antigen. Although each platform has demonstrated robust activity across antigens and our strategy includes leveraging Cell Squeeze’s capability to insert cargos interchangeably, antigen selection is a defining factor for each individual product.

To select the appropriate antigen for a given product candidate, we consider multiple factors, including:

∎	Unmet Medical Need: The patient population potentially impacted by the antigen-specific product must have a significant unmet need.

∎

Disease Driver: The antigen for a given product must be associated with driving the disease. For example, driving mutations in a tumor, such as E6 and E7 for HPV, tend to be critical to the tumor cells malignant behavior.

∎	Safety: The antigen must be specific to the disease and minimize potential for complications.

While many diseases have common antigens that can be used as a target across the patient population, there are significant unmet medical needs that would be better addressed by a personalized approach. In this context, we believe we can leverage the cargo flexibility of the SQZ platforms to create personalized therapies. For example, in oncology the field has developed many approaches to identify personalized neoantigens. We could use the same process for our SQZ APCs or AACs to deliver a personalized set of neoantigens and create a patient-specific product. We believe the modularity of our SQZ platforms allows us to potentially address many indications using the same underlying mechanism by targeting both common and personalized antigens.

SQZ Antigen Presenting Cells (APC) Platform

SQZ APC Platform Overview

We are focused on generating powerful CD8+ T cell responses with the SQZ APC platform. CD8+ T cells are known to be critical to anti-tumor and anti-pathogen responses. Moreover, by mimicking the actions of the immune system and generating powerful responses we believe SQZ APCs also elicit protective immune memory. Immunological memory is the ability of the immune system to quickly and specifically recognize an antigen that the body has previously encountered and initiate a corresponding immune response. The potential significance for patients could mean preventing recurrence of disease or protection from future infection.

In order to generate an immune response, CD8+ T cells require robust antigen presentation on MHC Class I by APCs to become activated. Antigens for presentation on MHC Class I are primarily sourced from the cytosol. Traditionally, cell therapies and vaccine systems targeting antigen presentation have relied on APCs endocytosing the target material. Endocytosis is the process by which cells engulf material, resulting in the material being segregated from the cytosol in an endosome. This results primarily in MHC Class II presentation and subsequent CD4+ helper T cell activation. Through a process referred to as cross-presentation as shown below, a small amount of endosomal material can be presented on MHC Class I to yield some CD8+ T cell activation. However, this process is inefficient, resulting in suboptimal anti-tumor activity or viral protection. SQZ APCs on the other hand can access MHC Class I directly, bypassing the need for cross presentation.

Antigen Presentation: MHC Class I vs. MHC Class II

SQZ APCs are created by engineering a patient’s own PBMCs, peripheral blood mononuclear cells, with specific antigens to develop ex vivo antigen presenting cells that, when administered to the patient, are designed to drive activation and proliferation of antigen-specific CD8+ T cells in vivo. PBMCs include a mixed population of T cells, B cells, natural killer, or NK, cells and monocytes.

We believe that our unique capability to deliver antigen to the cell cytosol enhances MHC Class I presentation and subsequent CD8+ T cell activation relative to other approaches that rely on cross-presentation. In preclinical studies of our SQZ APCs, we have observed presentation of antigen on MHC Class I 1,000 times more efficiently than observed through cross-presentation (endocytosis via incubation), as shown in the graph below.

SQZ Drives CD8+ T cell Activation 1,000 Times More Efficiently Compared to Cross-Presentation

Antigen presentation is the body’s natural mechanism for activating immune responses in many disease contexts, including oncology and infectious diseases. When evaluating immune therapies in oncology, literature has shown that in effective treatments, clinical responses have correlated directly with CD8+ T cell responses and infiltration into patient tumors. To address the underlying challenges of prior approaches in immune therapies in both oncology and infectious disease, we expect our SQZ APC platform to improve:

Quantity:    Achieve sufficient proliferation of activated T cells due to the natural expansion process that T cells undergo in vivo after stimulation by an APC

Specificity:    Drive antigen-specific responses by engineering APCs with precise disease-specific antigens of interest while avoiding broad stimulation of other undesirable responses

Quality:    Create healthy cells that can leverage the body’s natural T cell activation process to generate functional T cell responses

We believe that our approach addresses each of these areas and therefore has advantages over approaches including CAR-T, TCR, TIL and vaccines, all which face challenges in at least one of these areas.

Quantity

Demonstrating the high quantity of T cells and their activation by SQZ PBMC, in a preclinical study we measured activation and absolute numbers of T cells after exposure to SQZ PBMCs. In this study shown below, we squeezed PBMCs with OVA, a common antigen used to measure immune response, and evaluated OT-I activation, the transgenic CD8+ T cells specific to OVA in mouse models, as measured by CD69 protein. We also evaluated CD8+ T cell activation across PBMCs, including T cells, B cells, NK cells and monocytes. We observed that the cells squeezed with OVA activated CD8+ T cells in high percentages, while OT-I CD8+ T cells alone and cells squeezed with no antigen did not activate responses at all, suggesting that the squeezed cells were efficiently presenting the antigen and generating a high proportion of T cells to respond. Since our SQZ APC platform is capable of inserting antigen directly into the cytosol, we are able to engineer all PBMC cell types into APCs to create a greater quantity of active CD8+ T cells. We believe this capability eliminates the need for the cell sorting and expansion that is necessary for cell therapy approaches that require a specific cell type.

SQZ APCs and Sub-Cell Types Activate CD8+ T Cells

We also measured the quantity of T cells by looking at the tumor-infiltrating lymphocytes (TILs) when looking at a specific tumor. As shown below, this experiment, shows 21 times the number of CD8+ T cells infiltrate tumors when SQZ APCs are used compared to antigen alone.

SQZ APCs Drive High Number of CD8+ T Cells in Tumors

Specificity

Specificity is key to ensuring responses are targeted, which could potentially result in better tolerability than treatments that broadly stimulate non-targeted T cell reactions. To evaluate specificity, in a preclinical study, we assessed SQZ APCs’ ability to induce specific immune responses without broadly stimulating the immune system by squeezing cells with an OVA. In a murine model, we tested the response of T cells specific to OVA, measured by the OT-I T cells shown in the graph below, and the response of T cells specific to a different model antigen, gp100, measured by the pmel T cells shown in the graph below. We observed that the cells squeezed with OVA caused activation and proliferation of OT-I T cells and not pmel T cells. We also squeezed cells with gp100 and found that nominal pmel T cells were activated and proliferated in vivo, as measured by the percent of cells that divided.

SQZ APCs Direct Specific Responses

Quality

The true test of functionality of T cells is measured in their ability to impact disease; for example, how they infiltrate and kill tumors. By generating robust endogenous T cell responses, we believe the responses will be functional and of high quality, which is in contrast to ex vivo T cell expansion processes that cannot recreate the endogenous signaling environment necessary to generate a robust T cell response. The oncology preclinical studies described below verify the quality of the response as they demonstrate robust anti-tumor activity and formation of protective memory in vivo.

Taken together, these findings demonstrate that the SQZ-APC platform is capable of producing antigen-specific CD8+ T cell responses that are directed against tumors in vivo.

SQZ APC Pipeline

We believe SQZ APC’s ability to induce CD8+ T cell responses and the importance of these responses have broad applicability in oncology and infectious diseases. With the ability to insert nearly any cargo, clinical data from one APC candidate can help inform implementation of other programs and streamline clinical development decisions on dosing and antigen/indication selection. Because we have seen comparable preclinical immune response data across the antigens we have squeezed into APCs, we believe SQZ APCs could translate to other therapeutic vaccines generated from the platform. Our pipeline of products currently in development with SQZ APCs is displayed below.

SQZ APCs for Oncology

We are developing oncology product candidates derived from our SQZ APC platform in collaboration with Roche, designed to address multiple tumor types. Our lead SQZ APC product candidate, SQZ-PBMC-HPV, is being evaluated in a Phase 1 clinical trial for the treatment of HPV16+ solid tumors. We expect to have preliminary data from this trial in                 . We and Roche will alternate U.S. commercial rights for each SQZ APC oncology product developed, and we maintain full commercial rights for our SQZ APCs outside of oncology. It has not yet been determined whether we or Roche will have U.S. commercial rights for SQZ-PBMC-HPV. See “—Collaboration, Research and License Agreements—Roche Collaboration.”

The SQZ APC oncology platform is based on squeezing tumor-associated antigens directly into the cytosol, creating SQZ APCs that are designed to induce endogenous CD8+ T cells when administered to the patient. Once the antigens are delivered directly into the cytosol, the antigens are processed and presented on MHC Class I, where they activate the patient’s CD8+ T cells. The activated CD8+ T cells then proliferate and attack tumor cells that are associated with the antigen. In the context of our first product candidate, SQZ-PBMC-HPV, the cell therapy is engineered by squeezing a patient’s own PBMCs with defined HPV16+ tumor antigens to create tumor-targeted APCs ex vivo before administering back to patient. This process is depicted below.

Recent advancements in immuno-oncology have highlighted the importance of CD8+ T cells in attacking tumors. The cancer immunity cycle depicted below describes the way a patient’s immune system interacts with a tumor to generate tumor-killing immune responses. The focus of our SQZ APC oncology product candidates is to engineer antigen presentation (steps 2 & 3), which are the seminal physiological events that lead to a productive CD8+ T cell response. The interaction of T cells with APCs at step 3 has significant downstream impact as it determines the antigen-specific CD8+ T cell response (specificity) in addition to providing the stimulatory signals that determine ultimate proliferation (quantity) and phenotypic diversity (quality) of the resulting response.

We believe that our SQZ APC platform provides an advantage by driving the physiological interaction between antigen presenting cells and T cells that underpins the generation of a productive CD8+ T cell response, potentially providing a differentiated benefit for cancer patients. In preclinical studies with our SQZ APCs, we have demonstrated our ability to deliver antigen and create APCs (steps 2 and 3) that generate robust, specific CD8+ T cell responses capable of controlling and clearing tumors in mice. Beyond HPV related antigens, we have shown that SQZ APCs are able to elicit robust, specific CD8+ T cell responses to less immunogenic antigens such as KRAS protein with G12D and G12V mutations.

Lead SQZ APC Product Candidate: SQZ-PBMC-HPV

HPV+ Cancers Unmet Need and Market Opportunity

HPV infection causes some of the most common types of cancer, such as cervical and head-and-neck cancer, and there is significant need for new treatment options to address HPV+ tumors. HPV is one of the most common viruses worldwide. In 90% of individuals infected by HPV, the immune system successfully controls the virus and the HPV infection is resolved within two years without intervention. However, when certain strains of HPV persist for many years, the infection can lead to cancer. Despite recent efforts to prophylactically vaccinate for HPV, it is not expected that there will be significant decline in HPV+ cancers for many years due to the gap between vaccination age and average age of HPV+ cancer onset.

According to the Centers for Disease Control, or CDC, in the United States, HPV+ tumors represent 3% of all cancers in women and 2% of all cancers in men, resulting in nearly 35,000 new cases of HPV+ tumors every year. The burden of HPV infection is even larger outside of the United States, with HPV+ tumors representing 4.5% of all cancers worldwide, according to the International Journal of Cancer, resulting in 570,000 new cases for women and 60,000 new cases for men every year. According to the CDC, HPV infection plays a significant role in the formation of more than 90% of anal and cervical cancers, and most cases of vaginal (75%), oropharyngeal (70%), vulval (70%) and penile (60%) cancers. In addition, an increasing percentage of head-and-neck cancer is being attributed to HPV infection, particularly those arising from the oropharynx.

The current standard of care for HPV+ cancers differs by tumor type but typically involves a combination of chemotherapy, radiation and surgery. These treatments are associated with acute and long-term effects including mucositis, swallowing dysfunction, dry mouth and dental problems. When patients progress, few options are available to them. In some of these tumor types, checkpoint inhibitors are being utilized, however only a portion of patients respond, and significant unmet need remains.

We see the treatment of patients with HPV+ tumors not only as an opportunity to serve a population in significant need of new treatment options, but also as a key to unlocking additional tumor types we could potentially treat. HPV+ cancers are a well-studied cancer type. In particular, HPV+ tumors in patients that are HLA-A*02+ have been extensively researched, with many known biomarkers that can aid in assessing therapeutic activity and monitoring patients’ immune systems and tumors. HLA-A*02+ patients comprise approximately 30% to 50% of the Caucasian population in the United States. We are enrolling patients with various HPV+ tumors who are HLA-A*02+ in our Phase 1 clinical trial of SQZ-PBMC-HPV to allow us to draw on this knowledge in evaluating the activity of SQZ-PBMC-HPV. Our SQZ APCs are not inherently HLA-restricted and we are currently developing an HLA-agnostic APC product candidate for HPV+ tumors, as a follow-on to our lead product.

We selected our first target antigen, HPV16 E6/E7, to develop SQZ-PBMC-HPV to treat HPV16+ cancers. E6 and E7 are oncoproteins found in HPV16+ tumors. E6 and E7 are highly expressed in tumor cells, absent in normal cells, and are thought to be the cancer drivers in HPV16+ tumors, which we believe make them ideal antigens for use as targets of tumor-directed active immunization. By administering SQZ-PBMC-HPV to activate CD8+ T cells that target HPV E6/E7, we believe we will be able to specifically treat HPV+ tumors.

SQZ-PBMC-HPV: Clinical Development

SQZ-PBMC-HPV is being evaluated in a Phase 1 clinical trial for the treatment of HPV16+ advanced or metastatic solid tumors. In this trial, SQZ-PBMC-HPV is being studied as a monotherapy and in combination with atezolizumab and potentially additional compounds. In this trial, we are evaluating SQZ-PBMC-HPV for safety, tolerability, immunogenicity, anti-tumor activity, and pharmacodynamic effects. We are currently dosing patients in the monotherapy cohorts and expect to report preliminary data from these cohorts in                 . We believe that positive data from this trial could support a new differentiated treatment for patients with HPV16+ tumors, as well as provide validation for our SQZ APC platform.

The Phase 1 clinical trial is designed to test two dose levels, a low dose (0.5 million live cells per kilogram) and a high dose (2.5 million live cells per kilogram), and patients are receiving multiple doses in both groups. We have treated patients in both the low dose and high-dose monotherapy cohorts and continue to enroll patients. SQZ-PBMC-HPV is administered intravenously via a simple syringe push. We are also enrolling cohorts that include additional vaccinations with SQZ-PBMC-HPV.

The primary objectives of the trial are to evaluate safety and tolerability and to determine the maximum tolerated dose, if any, and the recommended dosing for a Phase 2 clinical trial. The secondary objectives are to assess endogenous CD8+ T cell responses, changes in blood cytokines, and anti-tumor activity using the response evaluation criteria in solid tumors. As depicted below, biomarkers are being measured through both blood and tumor biopsy. These biomarkers will include the following:

Peripheral Blood-based Biomarkers

∎	HPV-specific T cells and their cytokine secretion

∎	Blood cytokine levels

Tumor Tissue-based Biomarkers

∎	HPV-specific T cell infiltration

∎	Tumor microenvironment

∎	Potential mechanisms of resistance

We have enrolled              patients in our Phase 1 clinical trial as of                 . The number of patients enrolled will depend on safety and observed immunogenic effects. We have the ability to expand the trial to treat additional cohorts of patients or expand cohorts that show clinical benefit. If we expand the trial, we may enroll up to a total of 200 patients.

SQZ-PBMC-HPV: Preclinical Studies

We have conducted preclinical studies that support our Phase 1 clinical trial. Our lead product candidate, SQZ-PBMC-HPV, relies on the body’s immune system for its biological activity, specifically to interact with a patients

CD8+ T cells. For preclinical mouse studies, human cells cannot be used as they would be rejected by the mouse’s immune system. We created a mouse SQZ-APC analogue that is comparable to our human SQZ-APC product candidate. This same analogue is used in all of our preclinical mouse studies. Also, in these studies we often compare SQZ to cross-presentation. In order to achieve cross presentation in our preclinical studies, the cells are incubated with antigen which results in endocytosis. The engulfed material is presented on MHC-II and cross-presentation results in a small amount of antigen to be presented on MHC-I.

In a preclinical study, we inoculated 35 mice with HPV+ tumors. After 10 days of tumor growth, we dosed 20 mice with inactive control and 15 mice with SQZ-PBMC-HPV. We observed that at day 30 the mice dosed with the SQZ-PBMC-HPV had low tumor volume or had their tumors cleared with an average tumor volume of less than 80 mm3, while mice treated with inactive control had an average tumor volume over 1,300 mm3. This data is depicted in the graph below.

Effect of Therapeutic Treatment with SQZ-PBMC-HPV on Tumor Regression in Mice

In a separate preclinical study, we inoculated 28 mice with HPV+ tumors. After 18 days of tumor growth, we administered SQZ-PBMC-HPV to 14 mice and inactive control to 14 mice. At Day 28, the tumors in the SQZ-PBMC-HPV treated mice began to regress, at which point we assessed the T cell activity inside the tumors. For 7 mice in each group, we measured the TILs in these tumors by measuring the percentage of live cells that were immune cells, which we identified by the immune-cell marker CD45. As shown in the graph below, we observed an average of 29% of the live cells were TILs for the mice dosed with SQZ-PBMC-HPV, as compared to approximately 6% of the live cells in the control group. Of these TILs, as shown in the graph below, we assessed that an average of about 25% of the TILs for the treated mice were CD8+ T cells, as compared to an average of about 5% in the control group. In addition, as shown in the graph below, of the CD8+ T cells that gathered in the tumor, we assessed that over 80% of those cells were specific to HPV antigens in the mice treated with SQZ-PBMC-HPV, as compared to less than 9% in the control group. We believe these data show that SQZ-PBMC-HPV induces antigen-specific CD8+ T cells that home to the tumor effectively and exhibit anti-tumor activity.

Effect of SQZ-PBMC-HPV on HPV-Specific T Cell Infiltration in Mice

CD45	CD8	HPV-Specific

In an additional tumor study of SQZ-PBMC-HPV in mice shown below, we measured the increase of CD8+ T cells and E7-specific CD8+ T cells in the tumor. We observed that mice treated with SQZ-PBMC-HPV had 21 times the number of CD8+ T-cells in the tumor when compared to mice receiving inactive control. In addition, mice treated with SQZ-PBMC-HPV had 524 times the number of E7 specific CD8+ T cells in the tumor when compared to mice receiving inactive control.

CD8+ T Cells and HPV-Specific CD8+ T Cells Increase after SQZ-PBMC-HPV Treatment in Mice Tumors

TILS: CD8+ T Cells per mg of Tumor	TILS: E7 Specific CD8+ T Cells per mg of Tumor

A commonly observed side effect with current T cell therapies is severe cytokine release syndrome. In our preclinical studies in mice, we measured the cytokines, MCP-1, IFNg, IL-10, IL-12p70, IL-6 and TNFa. Mice dosed with our SQZ APCs had serum cytokine profiles similar to untreated mice. We believe these data further demonstrate that SQZ APCs do not induce a pro-inflammatory cytokine profile and thus support our expectation that they should be well tolerated in the clinic.

We also conducted a preclinical study to assess the capabilities of the SQZ-PBMC-HPV to prophylactically prevent tumor growth. We administered SQZ-PBMC-HPV at Day -14 and Day -7 to 15 mice and inactive control to 15 mice prior to inoculating them with HPV+ tumor cells on Day 0. As shown in the graph below, we observed that the 15 mice prophylactically dosed with SQZ-PBMC-HPV cleared the tumor cells and did not show any tumor growth. In contrast, the 15 mice that received inactive control showed tumor growth that averaged nearly 1500 mm3 in volume by Day 30.

Effect of Prophylactic Vaccination with SQZ-PBMC-HPV on Tumor Growth in Mice

We tested for evidence of immunological memory in the prophylactically treated mice by re-injecting these mice with additional tumor cells. As shown in the graph below, 60 days following initial treatment with SQZ-PBMC-HPV, none of the prophylactically treated mice showed evidence of new tumor growth when re-challenged, suggesting that SQZ-PBMC-HPV triggered the development of memory T cells against HPV+ tumors and suppressed recurrence of these tumors.

Re-Challenge Experiment: Effect on New Tumor Growth in Prophylactically Vaccinated SQZ-PBMC-HPV

Mice 60 Days after Treatment

We have evaluated in preclinical studies how SQZ APCs perform therapeutically in comparison to a peptide-based vaccine, benchmarking their capabilities against a well-established cancer vaccine strategy used in multiple clinical trials. In this preclinical study, we dosed 15 mice with SQZ APCs, 15 with peptide vaccine and 30 with inactive control at Day 16 following injection with tumor cells. At Day 28, the tumors in the SQZ APC-treated mice began to regress, while the inactive control and the peptide vaccine group continued to grow. At this time point we assessed the activity within the tumors, taking TIL measurements. We observed that the tumors of SQZ APC-treated mice were made up of an average of 47% immune cells, as compared to only 20% in the peptide vaccine treated mice, and 9% in the inactive control, as measured by CD45+ cells. Of those immune cells, for the SQZ APC-treated mice, an average of 33% of the immune cells were CD8+ T cells, as compared to only 14% in the peptide vaccine-treated mice, and 4% in the inactive control mice. Of those CD8+ T cells, an average of 87% of them were HPV specific for the SQZ-treated mice, compared to only 33% in the peptide vaccine-treated mice and only 2% for the inactive control. In these experiments, the peptide vaccine contained ~15,000 times more antigen than the SQZ APCs, which we believe further highlights the potential potency of the SQZ APC platform relative to alternative vaccine modalities.

Anti-Tumor and Infiltration Activity of SQZ-PBMC-HPV and Traditional Vaccine Approaches

We conducted additional preclinical studies in mice to assess the dose-level and boosting effect on anti-tumor activity. We observed both a dose effect shown by the magnitude of the E7 specific CD8+ T cell response being developed in the live cell dose, and a boosting effect shown by additional immunizations increasing the magnitude of E7 specific CD8+ T cell responses.

We have also conducted in vitro preclinical studies to evaluate the activity of SQZ-PBMC-HPV in human cells. We cultured SQZ-PBMC-HPV cells with E7-specific responder cells and measured INFg as a surrogate for activity. As shown in the graphs below, we observed over seven times the amount of INFg secretion from the cell lines containing SQZ-PBMC-HPV compared to unprocessed PBMCs. We also evaluated activity in all of the constituent cell types of SQZ-PBMC-HPV. As shown in the graph below, we observed that every cell type showed a functional response as APCs and lead to T cell activation as measured by INFg secretion.

In Vitro Functional Responses of SQZ-PBMC-HPV and its Cellular Constituents

Additional Oncology Indications: Targeted Oncology Opportunities Beyond HPV+ Tumors

We believe our SQZ APCs have the potential to be broadly applicable across cancer types in a “plug-and-play” manner by allowing us to swap antigens based on the desired indication. We intend to apply the insights gained from the development of our first product candidate to expand the application of our SQZ APCs to a broad range of cancers, using both defined-antigen and personalized-antigen approaches.

We consider antigen categories based on their immunogenicity, which determines how difficult it will be to create an immune response, with the most immunogenic antigens being the easiest and the least immunogenic being the most difficult (as shown below).

HPV is a well-studied antigen with well-defined biomarkers. Point mutations, like KRAS mutants, are considered to be more difficult to target with a specific immune response. We have shown in preclinical human in vitro systems the ability of SQZ APCs to elicit immune responses for both highly immunogenic (HPV) and less immunogenic (mutant KRAS) antigens, as shown in the graphs below.

SQZ Showed Immune Responses Across Antigen Types Including HPV and KRAS

Targeting of KRAS protein by small molecule inhibitors in a mutant-specific manner has been historically challenging. Recently, selective inhibitors of certain KRAS mutations, namely G12C, have demonstrated encouraging preliminary anti-tumor effects, providing clinical validation for targeting mutant KRAS in cancer. However, the majority of KRAS mutations remain out of reach for small molecule inhibitors. In preclinical studies, we have been able to elicit responses to KRAS G12D and G12V mutations, which represent over 50% of KRAS mutations, four times that of G12C. There are approximately 100,000 patients per year in the United States with KRAS G12D and G12V mutations across multiple tumor types, including pancreatic, colorectal and some lung cancers.

In preclinical experiments, we squeezed KRAS G12D and KRAS G12V antigens into two sets of human donor cells and measured the responses by culturing with antigen-specific responder CD8+ T cells and measuring IFNg as a surrogate for activity. In both studies, we observed antigen-specific activation of CD8+ T cells in quantities more robust than control. The data below show that when cells squeezed with KRAS G12D antigen are compared to those squeezed with HPV or wildtype KRAS, the KRAS G12D SQZ cells activated KRAS G12D specific CD8+ T cells ten times more effectively than the SQZ HPV cells, which served as an active control. In the G12V study, they were over 22 times more effective.

SQZ APCs Squeezed with KRas G12D or G12V Elicit Functional CD8 T Cell Responses

Based on these results, we believe SQZ APCs have significant potential in HPV+, KRAS mutant cancers, and other patient populations in a targeted manner.

Cell Squeeze also enables us to create product candidates designed to perform multiple functions through multiplexing, a process by which multiple biomaterials are delivered into a cell with a single squeeze. We plan to utilize this process to generate enhanced APCs, or eAPCs, designed to boost certain immune functions, release or stimulate particular cytokines, or prolong antigen presentation. We believe that our SQZ APC platform allows us to quickly develop and adjust our eAPCs as we learn more about activity in a particular disease and its underlying biology from the clinical development of our existing APC product candidates. Using these insights, we can enhance or add new functions to our SQZ APCs to create eAPCs that are tailored to treat challenging cases or a specific tumor type. We believe eAPCs have the potential to address multiple cancers in more comprehensive ways, including treating tumors with challenging micro-environments and potentially increasing the effectiveness of immuno-oncology drugs as a combination therapy.

SQZ APCs for Infectious Diseases

As with SQZ APCs for oncology, our platform in infectious diseases has the potential to create rapid and powerful therapeutic vaccines that induce specific endogenous CD8+ T cells to drive a targeted immune response against chronic and acute infectious diseases in both prophylactic and therapeutic patient settings.

Increased pathogen-specific CD8+ T cell activity can be associated with improved patient outcomes for some infectious diseases. For example, the ability to clear HBV infection has been associated with the presence of a strong virus-specific T cell response. Robust CD4+ T cell and CD8+ T cell responses are present in patients with resolved HBV infections, while in patients with chronic HBV infection, the HBV-specific T cell response is weak. Increased levels of HBcAg-specific CD8+ T cells is correlated with lower detectable levels of the HBV viral genome. Additionally, HIV patients that have active CD8+ T cells may be able to control their disease to the point where they are non-symptomatic and cannot transmit. These patients are often referred to as elite controllers. Elite controllers of HIV without disease progression have elevated HIV-specific CD8+ T cell titers.

Although HIV treatments have been in development for decades and anti-retroviral drugs have made strides for HIV, HIV/AIDS is still a leading cause of death in low income countries. Current therapies have been hampered by drug toxicities and immune-deficiency complications which have limited their ability to control the disease in the long term. Other chronic infections also face therapeutic shortcomings. HBV can lead to chronic infection, severe liver damage, and even cancer. Antivirals and interferon injections are current standard of care and used over a patient’s lifetime, but many patients advance to needing liver transplants. In addition to these known diseases in need of targeted solutions, pandemics like Ebola, Swine Flu, SARS and COVID-19 have highlighted the need for a vaccine system that can rapidly respond to new pathogens.

Infectious diseases represent large patient populations with significant unmet medical need. According to the CDC, as of 2016, 862,000 patients in the United States were reported to be HBV positive, with over 3,000 new cases every year. Over 1 million people in the US are living with HIV as of 2016 with over 35,000 new diagnoses each year. The CDC also estimates that as many as 56,000 people die from the flu or flu-like illness in the United States each year.

In the case of certain high-risk patients and emerging pandemics, the prophylactic capabilities of SQZ APCs may provide a unique opportunity due to their potential speed and ability to generate antigen specific CD8+ T cell responses. Patients already infected with a disease often require prolonged and burdensome medical treatment.

We plan to initially develop SQZ APCs for chronic infectious diseases, such as hepatitis B virus, or HBV, and HIV We continue to develop our preclinical plans for these disease settings. While we prepare the indication specific studies to support our first IND in this area, we have been assessing our ability to elicit immune response with specific infectious disease model antigens. We have observed SQZ APCs’ ability to generate responses against multiple antigens, including HPV, CMV, and SIV, the non-human primate form of HIV.

To illustrate our potential across disease antigens and patient HLA types, in an experiment with CMV antigen, we squeezed human HLA-A2+HLA-B35+ cells with two synthetic long peptides, or SLPs, containing sequences derived from CMV pp65. One SLP (pp65116-140) contained the HLA-B35 restricted epitope, and the other contained the HLA-A2 restricted epitope. Cells were squeezed with either the A2 SLP alone, B35 SLP alone or both. Following squeezing, the cells were incubated with HLA-B35 reactive CD8+ T cells or HLA-A2, reactive CD8+ T cells. After ~16-18 hours, IFNg was measured to assess the activation of the CD8+ T cells. The SQZ groups in these studies elicited responses from 4-8 times higher than cross-presented cells. These data also show the ability of SQZ to insert multiple antigens and elicit robust, specific responses to both.

Cells Squeezed with CMV Antigens Elicited Specific CD8+ T Cell Responses

We also conducted an experiment with SIV antigen in which CD8+ T cells were isolated via negative selection from the PBMCs of SIV-infected CM9-reactive rhesus macaques and frozen. Freshly isolated rhesus macaque PBMCs were squeezed with SIV CM9 SLP. The ratio of SIV-reactive T cells to squeezed PBMCs was 1:2. The squeezed group elicited an IFNg response that was ~10-fold above background.

SQZ APCs Engineered with SIV Antigen Elicited Immune Response

To test for the flu virus and demonstrate flexibility across peptide or mRNA-based cargo, we conducted a study using M1 mRNA as the influenza cargo. Human PBMCs from an HLA-A2+ donor were squeezed with mRNA encoding full-length M1 protein derived from Influenza A virus (IAV). PBMCs were then co-cultured with HLA-A2, M1-reactive CD8+ T cells. After 16 hours, IFNg was measured to assess the activation of the CD8+ T cells. The SQZ group elicited an IFNg response that was ~10-fold above background.

PBMCs Squeezed with Flu-Associated mRNA Elicited Specific CD8 T Cell Responses

With our rapid manufacturing and cargo interchangeability, we believe we could be uniquely positioned to create treatments and vaccines for chronic infectious diseases. We believe production of SQZ APC vaccines for chronic infectious diseases may be able to leverage the same cGMP production processes at our central manufacturing facility as we currently use for SQZ-PBMC-HPV. In addition to potentially providing a more potent vaccine for chronic diseases, the SQZ-APC for infectious disease approach has the potential to enable rapid vaccine development in the face of seasonal or new outbreaks. Conventional vaccine development requires extensive viral classification. With our approach, we believe we could potentially develop a cell-based vaccine with whole virus and bypass lengthy characterization steps.

APPROACH	DISEASE SETTING	MANUFACTURING	SPEED OF DEVELOPMENT
Current Vaccine Systems	Prophylactic only	High capital cost & scaling time	>1yr, recent advances may lower lead time
SQZ Vaccines	Mechanism supports potential for both therapeutic and prophylactic applications	Established cGMP central mfg. and/or on-site production	Cargo flexibility could enable rapid deployment of new vaccine

Our effort to rapidly develop a vaccine in the face of a new outbreak could be further supported by our on-going development of a point-of-care solution to manufacture the SQZ PBMC product using a fully closed, automated system suitable for on-site cell therapy production. This decentralized manufacturing approach could enable rapid access to a cell therapy intervention. For therapeutic intervention in a chronic infection, the point-of-care implementation could reduce treatment complexity and cost, thereby enhancing accessibility. For rapid response to an emerging pandemic, point of care systems could provide the fastest means of reacting to a pandemic. Point of care implementation eliminates the need for a complex shipping/tracking infrastructure and may also save time and cost by simplifying the burdensome release testing typical of centralized manufacturing.

SQZ Activating Antigen Carriers (AAC) Platform

Our SQZ AAC platform is designed to induce robust antigen presentation in vivo, following a similar logic of targeting antigen presentation as our SQZ APC platform, which is designed to create APCs ex vivo. To create SQZ AACs, we squeeze RBCs with an antigen and activating adjuvant. The process is tuned to make the engineered RBCs appear aged. These AACs are then administered to patients and are rapidly taken up by professional antigen presenting cells in a natural process to destroy aged RBCs in the body known as eryptosis. Through this process we use SQZ AACs as a “Trojan horse” to deliver the antigen and activation factors to the professional, endogenous antigen presenting cells. Professional antigen presenting cells are specialized for MHC Class I and MHC Class II presentation of antigens to CD8+ and CD4+ T cells. These professional antigen presenting cells engulf the SQZ AACs and, through cross-presentation, present the antigen on MHC Class I, priming a potent anti-tumor CD8+ T cell response. We believe we will be able to elicit greater CD8+ T cell activation than current cell therapies or vaccines, which also use cross presentation, because we are able to load our SQZ AACs with more antigen and, through eryptosis, have them specifically targeted to and engulfed by the more powerful professional antigen presenting cells.

Our current pipeline of products being developed using the AAC platform is depicted below.

SQZ AACs for Oncology

Our first product candidate based on our SQZ AAC platform, SQZ-AAC-HPV, is for the treatment of HPV16+ tumors and we expect to submit an IND for this indication in                . We are also developing additional product candidates for the treatment of other solid tumors. For our initial AACs, including SQZ-AAC-HPV, we are using the patient’s RBCs. We plan to quickly follow HPV with additional indications, including SQZ AACs for KRAS mutant tumors. In the future, we intend to explore the development of allogeneic AACs using healthy donor RBCs.

SQZ-AAC-HPV relies on the body’s immune system for its biological activity. For our preclinical mouse studies, human cells cannot be used as they would be rejected by the mouse’s immune system. We have created a mouse-cell analogue that is comparable to our human product candidate. We have used this analogue in all of our preclinical studies involving mice that are discussed.

Key to our process is the rapid uptake of AACs and their engulfment by endogenous antigen presenting cells. In a preclinical study, PKH26, a lipophilic, fluorescent membrane dye, was used to label mouse RBCs, before they were squeezed with E7 SLP and an adjuvant to generate PKH26-labeled SQZ-AAC-HPV. Following administration of these fluorescently labeled cells to 3 mice with unprocessed cells and 3 mice with SQZ-AAC-HPV, the presence of unprocessed RBCs and AACs in the blood was measured at various intervals (0, 0.25, 0.5, 1, 4, and 24 hours) using flow cytometry. We observed that all AACs were cleared from the blood within one hour, as shown in the graph below, suggesting rapid uptake.

Clearance of SQZ AACs from Circulation in Mice

In another preclinical study, we sought to demonstrate that SQZ AACs are responsible for the activation, rather than the adjuvant alone or peptide alone that we squeezed into the cells. In this study, we squeezed RBCs with E7 peptide as the antigen with an activating adjuvant to generate AACs. We also created cells squeezed only with E7 peptide, and cells squeezed only with the adjuvant. We also had an inactive control group. Five mice in each group were dosed and monitored for their endogenous responses by measuring the secretion of IFNg, as displayed by percentage of IFNg positive CD44hi marked T cells. The below data are seven days after treatment. We believe these data showed that SQZ AACs require both an antigen and adjuvant to elicit a T cell response.

Adjuvant and Peptide Squeezed Together Elicited Immune Response

In addition, we have also conducted preclinical studies in mice immunized with our SQZ AACs in which we observed robust proliferation of both CD8+ and CD4 T cells.

Lead SQZ AAC Product Candidate: SQZ-AAC-HPV

We believe the large patient population, significant unmet need, and the validated nature of HPV make HPV+ cancers an attractive target for our lead SQZ AAC product candidate. Our first product candidate using our SQZ AAC platform, SQZ-AAC-HPV, is comprised of a patient’s own RBCs that have been squeezed with defined HPV+ tumor antigens and an adjuvant. SQZ-AAC-HPV is designed to be engulfed by the patient’s endogenous, professional antigen presenting cells, causing activation of HPV+-tumor-targeted CD8+ T cells. We expect to submit an IND to the FDA for SQZ-AAC-HPV for the treatment of HPV+ tumors in                . The manufacturing process for SQZ-AAC-HPV in the Ph1 trial is estimated to be under 24 hours.

SQZ-AAC-HPV: Preclinical Studies

Similar to our SQZ-APC platform, our preclinical work has demonstrated robust immune responses with SQZ AACs across the aforementioned quantity, quality, and specificity metrics. The data detailed below illustrate the potent anti-tumor activity of SQZ AACs in murine HPV tumor models.

In a preclinical study, we prophylactically dosed 10 mice with SQZ-AAC-HPV and 10 mice with inactive control. We then injected the mice with tumor cells. As shown in the graph below, on Day 28, we observed that all 10 mice dosed with SQZ-AAC-HPV cleared the tumor cells and showed no signs of tumor growth, as compared to the mice that received inactive control, which showed an average tumor volume of 900 mm3. In an additional prophylactic study where mice were given SQZ-AAC-HPV on day -9 and day -7 before tumor injection, we re-challenged the mice in which we observed no tumor growth on day 62 with additional tumor cells and observed slowed tumor growth, suggesting generation of a memory response in the SQZ-AAC-HPV treated mice.

Effect on Tumor Growth in Prophylactically Treated SQZ-AAC-HPV Mice

In another preclinical study, we injected mice with tumor cells to simulate the therapeutic setting. Ten days after injection, we dosed 10 mice with SQZ-AAC-HPV and 10 mice with inactive control. Two days later, we dosed the mice that received SQZ-AAC-HPV with a second dose. Each dose was 250 million cells. As shown in the graph below, we observed that mice dosed with SQZ-AAC-HPV showed reduced tumor growth at Day 28 with average tumor volumes below 60 mm3, as compared to an average tumor volume over 1000 mm3 for untreated mice.

Effect of Therapeutic Treatment with SQZ-AAC-HPV on Tumor Growth in Mice

In a separate preclinical study, we evaluated the activity of the SQZ-AAC-HPV in mouse tumors. We dosed 10 mice with SQZ-AAC-HPV and 5 mice with inactive control. At seven days after treatment with SQZ AACs, we measured the TILs in 5 of the SQZ-AAC-HPV mice. At this timepoint, we observed 15 times the number of CD8+ T cells in the tumor compared to control in these 5 mice. On average, 80% of the CD8+ TILs in the treated mice were specific to E7, the HPV-associated antigen; therefore, the SQZ-AAC-HPV treated tumors contained over 900 times more HPV specific CD8+ T cells compared to control when evaluated at day seven.

CD8+ T Cell and HPV-Specific CD8+ T Cell Increased after SQZ-AAC-HPV Treatment in Mice Tumors

Future Development

We believe our SQZ AACs have the potential to be broadly applicable across cancer types and we are currently conducting preclinical studies to evaluate mutant KRAS, an established oncogene that includes some pancreatic, colorectal, lung and many other tumor types for our second SQZ AAC clinical program. KRAS-associated cancers represent ~30% of all cancers, and over 90% of all pancreatic cancers. We plan to target mutant KRAS G12D and G12V as the first targets in KRAS.

We also intend to explore the development of allogeneic SQZ AACs using healthy donor RBCs. With the abilities of the platform to elicit powerful T cell responses, we believe SQZ AACs may also be synergistic with immune therapies as combinations. Additionally, we believe this platform could also have applicability in infectious diseases as with our APC platform.

SQZ Tolerizing Antigen Carrier (TAC) Platform

Similar to our SQZ AAC platform, our SQZ TAC platform uses RBCs as a “Trojan horse” to deliver the antigen to endogenous, professional antigen presenting cells. To create our SQZ TACs, we squeeze RBCs with antigen and engineer the RBCs so that they appear aged. The TACs are then administered to patients and are rapidly taken up by professional antigen presenting cells in the natural process of destroying aged RBCs. Our SQZ TAC platform omits adjuvant in order to leverage the default tolerogenic nature of this process.

Our pipeline of product candidates based on our SQZ TAC platform is shown below.

SQZ TACs for Immune Tolerance

We are developing our immune tolerance program to selectively suppress unwanted immune responses. These responses can occur as a result of autoimmune diseases, such as T1D and celiac disease, where the body attacks its own tissues and organs, or in the form of unwanted reactions to therapeutics, where the body mounts an immune response against a drug, such as auto antibodies associated with gene therapy and other biologics.

Broad immunosuppression is the current standard of care for patients who suffer from autoimmune diseases or experience adverse reactions to their life-saving drugs. Current treatments are often associated with long-term side effects, making patients more susceptible to certain types of infections and cancers. These patients would benefit from a therapy that is able to modulate only the undesired immune responses without influencing broader immune functions. With our ability to engineer RBCs as antigen carriers, we believe we can leverage naturally tolerogenic immune mechanisms to specifically suppress undesired immune responses and overcome challenges to current therapies.

We are developing SQZ-TAC-AAV to be administered in conjunction with AAV gene therapies to induce tolerance and prevent immune-mediated clearance of AAV gene therapies. We believe this may support increased efficacy of a single AAV gene therapy dose and enable repeat dosing. We are also developing SQZ-TAC-T1D for the potential treatment of T1D, an autoimmune disease caused by T cell responses against b islet cells, which synthesize and secrete insulin.

In preclinical studies, we measured level and performance of different types of T cells in mice after treatment with SQZ TACs, as well assessed if SQZ TACs could impact antibody production. In these studies, we observed that SQZ TACs squeezed with OVA reduce the number of antigen-specific CD4+ and CD8+ T cells compared to inactive control. In the study shown below, we treated 5 mice with SQZ TACs and 5 with inactive control. There was an average of 0.7% OVA-specific CD8+ T cells in the mice dosed with SQZ TACs as compared to an average of 3% in the control group. A similar observation was made in a separate preclinical study where we measured level and performance of CD4+ T cells after treatment with TACs squeezed with the model antigen OVA. We dosed 5 mice with SQZ TACs and 5 with inactive control. As shown in the graphs below, there was an average of 0.9% OVA-specific CD4 T cells in the mice dosed with SQZ TACs as compared to an average of 4.3% in mice dosed with inactive control.

In additional studies, we assessed if we could increase regulatory T cells (Tregs). We dosed 5 mice with SQZ TACs and 5 with inactive control. In these studies, in mice dosed with SQZ TACs, CD4 T cells converted to antigen-specific regulatory T cells three times higher than mice treated with control.

SQZ TACs Effect on CD8 T Cells, CD4 T Cells and T Regulatory Cells

We believe these data, together with the results from other preclinical studies we have conducted, suggest that SQZ TACs have the potential to decrease the T cells activated against a potential target and reduce their pathological functionality, and increase the number of regulatory T cells.

To determine if SQZ TACs could also impact antibody production, we assessed the ability of SQZ-TACs to prevent the clearance of biologic drugs in vivo and maintain the circulation of a foreign drug in mice. We observed that SQZ TAC treatment was able to prevent the clearance of a foreign material in mice by suppressing antibody production against the foreign material.

SQZ-TAC-AAV

Currently, there is a need for a solution to allow patients to receive as many doses of gene therapy necessary to gain the full, durable benefit these treatments can provide. AAV vectors are used to deliver functional genes for gene therapies because they are non-pathogenic and do not integrate into the host genome. It is well documented that patients build immunity to viral vectors and the transgene product, which limits the ability for patients to receive more than one dose of a gene therapy. We are developing SQZ-TAC-AAV to prevent immune-mediated clearance of AAV gene therapies. In 2019, we have entered into a collaboration with AskBio to research SQZ TACs containing AAV components to address undesired immune response in patients, which generates neutralizing antibodies towards therapeutic AAVs.

SQZ-TAC-T1D

Type 1 diabetes (T1D) is characterized by the inability of the pancreas to produce insulin in response to hyperglycemia because of the death of insulin-producing b islet cells. T1D affects approximately 1.6 million people in the United States. The pathology in the majority of type 1 diabetes cases is thought to be driven by autoimmunity. Newly diagnosed symptomatic T1D patients may have sufficient b cell functionality to remain insulin independent if treated soon after diagnosis. We are developing SQZ-TAC-T1D to explore the potential for SQZ TACs loaded with T1D-associated antigens to ameliorate immune activity targeting b islet cells to prevent further destruction of b cells. We have received investments from the JDRF T1D Fund to advance the development of SQZ-TAC-T1D.

Manufacturing

A significant challenge for existing cell therapies is the time, cost, and complexity of manufacturing. By potentially enabling rapid, cost-effective manufacturing of cell therapies, SQZ technology could dramatically improve the feasibility and accessibility of cell therapies for many indications.

The current clinical SQZ process is a fully closed system that maintains aseptic process conditions. The system utilizes a disposable kit that includes the SQZ chips and incorporates integrity tests on the kit prior to the initiation of the manufacturing process. A SQZ chip has hundreds of parallel constriction channels. SQZ chips are designed to optimize the constriction and other parameters depending on the cell populations being squeezed. Our chips are all designed in-house and manufactured by multiple vendors. Our Cell Squeeze technology and therapeutics are covered by over 20 patent families.

We outline our manufacturing advantages as follows:

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Production and administration. The production time for our current product candidate is under 24 hours, with a vein-to-vein time of approximately one week, compared to current cell therapies, which can have vein-to-vein times of four to six weeks. The SQZ product candidate is then administered to the patient via a simple syringe push. We are also developing a point-of-care system that we expect will further reduce this vein-to-vein time and provide the ability to create a patient product at the treatment center.

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Scalability. We believe that the simplicity of the microfluidic system that squeezes cells allows for robust parallelization and scale up. In its current clinical manufacturing implementation, the core component of our technology is our SQZ chip, which is approximately the size of a postage stamp and is made up of hundreds of parallel channels that enable it to process up to 10 billion patient cells per minute.

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Cost efficiency. We believe that eliminating the need for viral vectors and multi-day manufacturing could dramatically cut costs relative to current cell therapies and enable expansion into areas where current cell-engineering approaches are cost prohibitive. We anticipate manufacturing costs for SQZ-PBMC-HPV will be approximately 10 times lower per dose at commercial scale compared to currently marketed cell therapies. In future iterations, the point-of-care system could potentially reduce costs even further.

The process for our SQZ APCs is shown below.

As summarized above, beyond our manufacturing process, a critical part of our ability to rapidly turn around the patient product is the release testing we have been able to agree to with the FDA for our current protocol. Because the system is fully closed we are able to reduce environmental and sterility tests to be more rapid and efficient.

All patient lots manufactured to date have met release specifications and yielded more doses than required for their cohort per the clinical protocol. The cell viability of the patient lots manufactured to date varied by 15% or less across all of the patients indicating low inter-patient variability.

We are currently working to automate the additional steps in the process to create a point-of-care system to further reduce the manufacturing time and cost. We are integrating upstream and downstream manufacturing operations with our Cell Squeeze system to create a fully closed, automated system suitable for on-site cell therapy production without a cleanroom. This decentralized manufacturing approach is designed to enable rapid access to a cell-therapy intervention at community sites or field clinics, reduce treatment time from days to hours and improve patient access.

A prototype of the system is in development and we expect it will be ready for initial testing in                 . As with our current system, the point-of-care system will be a part of the manufacturing of cell therapies and we believe it will not be regulated as a device. We plan to work with regulatory authorities on integrating necessary quality testing, ensuring bridging studies for any products that would move to this system and any other potential requirements.

By reducing the burden of high cost and time, we believe we can present cell therapies as a more attractive and accessible treatment approach for physicians and patients. We also see these advantages as the foundation of allowing efficacy and patient need to be the primary factor in the treatment paradigm. By allowing biology to drive the decision of what therapy to use, and not cost or additional health economic consequences, we can ensure patients receive the treatment designed to impart the most therapeutic benefit. This is a particularly important consideration for implementation in indications outside oncology and/or different geographies and healthcare systems.

Collaboration, Research and License Agreements

Roche Collaboration

In October 2018, we entered into a License and Collaboration Agreement, or the Roche Collaboration Agreement, under which we are collaborating with Hoffman-La Roche Inc. and F. Hoffman-La Roche Ltd., or together, Roche, in the development and commercialization of certain nucleated cell therapy product candidates that incorporate antigens for the treatment of oncologic indications in accordance with mutually agreed upon collaboration plans. The Roche Collaboration Agreement enhanced, replaced and terminated a 2015 collaboration agreement between us and Roche.

We agreed, under the Roche Collaboration Agreement, to collaborate with Roche in the development of a cell therapy for oncologic indications made from PBMCs. The initial mutually selected antigen target is HPV, which is the focus of our on-going SQZ-PBMC-HPV Phase 1 clinical trial. We also agreed to use commercially reasonable efforts to mutually select additional antigens to develop collaboratively. For each mutually selected antigen (including HPV with respect to SQZ-PBMC-HPV), we are responsible for conducting all preclinical research, and all development activities occurring prior to achieving clinical proof of concept for a product candidate containing the antigen, generally through a Phase 1 clinical trial. With respect to each mutually selected antigen, we granted Roche an option, exercisable after we deliver to Roche a clinical proof-of-concept report for a product candidate containing the antigen, to obtain an exclusive license, under our intellectual property, to research, develop, make, use, import, sell, and otherwise exploit the product candidate worldwide for the treatment of oncologic indications using our SQZ platform and a microfluidic chip. We retain all rights with respect to any product for which Roche does not timely exercise its option, and we may elect to commercialize any such product independently. Following Roche’s exercise of its option for a given product candidate, Roche is then responsible for the further clinical development of that product candidate, unless we exercise our option to exploit the product candidate in the United States, as further described below. Roche granted us an option, exercisable with respect to every alternating mutually selected antigen product for which Roche exercises its own option, beginning with the second, to retain the right under our intellectual property, and to obtain an exclusive license under Roche’s intellectual property, to research, develop, make, use, import, sell and otherwise exploit the antigen product candidate in the United States. If we exercise our option, the parties will mutually determine how responsibility for clinical development will be allocated between them, but Roche has the final say as to which party will run each global clinical study. We own any invention relating solely to a product containing a mutually selected antigen that is developed prior to the exercise of Roche’s option. If Roche exercises its option, Roche owns each subsequently developed invention relating solely to the antigen product candidate unless (a) it is solely related to the SQZ platform or microfluidic chips or is dominated by certain patents that belong to us and are necessary or useful for the practice of our SQZ platform or microfluidic chips, or (b) we exercise our option for the product candidate, in which case we will own such invention in the United States, and Roche will own such invention in all other jurisdictions. The budgeted development costs for these antigens are shared by the parties unless and until (i) Roche exercises its option with respect to a given antigen product candidate, and (ii) we do not exercise our option with respect to that antigen product candidate. In such case, Roche will be responsible for subsequent development costs.

Under the Roche Collaboration Agreement, if we propose an antigen that is not ultimately mutually selected for collaborative development, we may still pursue the development of product candidates containing that antigen. For each such antigen that we select, we may be responsible for conducting all preclinical research, and all development activities occurring prior to achieving a clinical proof of concept for an antigen product candidate containing the antigen. With respect to each such antigen product, Roche grants us an exclusive license under its intellectual property to research, develop, make, use, import, sell, and otherwise exploit the product in the United States. If we achieve a proof of concept for a product candidate containing such antigen, Roche will, for a limited period of time, have the option to obtain an exclusive license under our intellectual property to research, develop, make, use, import, sell, and otherwise exploit the product candidate worldwide (subject to our rights to exploit the product in the United States) for the treatment of oncologic indications using our SQZ platform and a microfluidic chip. We retain all rights with respect to any product candidate for which Roche does not timely exercise its option. Following Roche’s exercise of its option, the parties will mutually determine how responsibility for clinical development will be allocated between them, but Roche has the final say as to which party will run each global clinical study. We own any invention relating solely to a product candidate containing an antigen we select that is developed prior to the exercise of Roche’s option. If Roche exercises its option, we will own in the United States, and Roche will own in all other jurisdictions, each subsequently developed invention relating solely to the antigen product candidate, unless such invention is solely related to the SQZ platform or microfluidic chips or is dominated by certain patents that belong to us and are necessary or useful for the practice of our SQZ platform or microfluidic chips. We are responsible for all development costs for such antigen, unless and until Roche exercises its option, in which case the development costs subsequently incurred will be shared by the parties.

If Roche proposes an antigen and it is not ultimately mutually selected for collaborative development, Roche may elect to pursue the development of products containing that antigen. At Roche’s cost, we are responsible for conducting all preclinical research, and all development activities occurring prior to achieving a clinical proof of concept for an antigen product candidate containing such antigen. Roche is responsible for all clinical development after a proof of concept is achieved. Roche owns any invention relating solely to antigen product candidates containing such antigen, unless the invention is solely related to the SQZ platform or microfluidic chips or is dominated by certain patents that belong to us and are necessary or useful for the practice of our SQZ platform or microfluidic chips. Roche is responsible for all of the development costs for product candidates containing such antigens.

Under the Roche Collaboration Agreement, preliminary collaboration plans with defined preclinical goals exist for eAPC development and for product candidates containing tumor cell lysate, or TCL. We are responsible for conducting preclinical research and development activities occurring prior to achieving a clinical proof of concept for each such product. With respect to each TCL product candidate, we granted Roche an option, exercisable after we deliver to Roche a clinical proof-of-concept report for such TCL product candidate, to obtain an exclusive license, under our intellectual property, to research, develop, make, use, import, sell, and otherwise exploit the product candidate worldwide for the treatment of oncologic indications using our SQZ platform and a microfluidic chip. We retain all rights with respect to any product candidate for which Roche does not timely exercise its option. Following Roche’s exercise of its option, Roche is then responsible for the further clinical development of each such product candidate. We own any invention relating solely to a TCL product candidate that is developed prior to the exercise of Roche’s option. If Roche exercises its option, each subsequently developed invention relating solely to a TCL product candidate will be owned by Roche, unless it is solely related to the SQZ platform or microfluidic chips or is dominated by certain patents that belong to us and are necessary or useful for the practice of our SQZ platform or microfluidic chips. Prior to the exercise of Roche’s option for a given tumor lysate product candidate, we will share the budgeted Phase 1 clinical costs of developing that product candidate, with Roche responsible for a mid double-digit percentage of the costs and SQZ responsible for the remainder. After Roche exercises its option, we may in some cases elect to opt out of sharing development costs; in such cases, Roche is thereafter responsible for all development costs incurred after exercising its option with respect to a given tumor lysate product candidate. If we do not timely elect to opt out of sharing development costs incurred after Roche’s option exercise, the costs will be shared, with Roche responsible for a mid double-digit percentage and SQZ responsible for the remainder. We will share certain profits and losses associated with the commercialization of TCL product candidates in the United States with Roche, unless we opt out of the cost sharing.

We own any invention developed under the Roche Collaboration Agreement that relates solely to the SQZ platform or microfluidic chips or is dominated by certain patents that belong to us and are necessary or useful for the practice of our SQZ platform or microfluidic chips. Any invention that does not relate solely to an antigen product candidate or TCL product candidate is owned by the party that invents it; if such invention is invented jointly, it is owned jointly by the parties. Each party may freely practice any jointly owned invention with no obligation to account to the other party.

Under the Roche Collaboration Agreement, Roche paid us an upfront payment of $45 million. We are eligible to receive aggregate milestone payments on a product-by-product basis of up to $1.6 billion upon the achievement of specified milestones, consisting of up to $217.0 million of development milestone payments, up to $240.0 million of regulatory milestone payments and up to $1.2 billion of sales milestone payments. Roche has agreed to pay us yearly tiered royalties based on net sales of antigen and TCL product candidates. For each antigen product candidate for which Roche commercializes outside of the United States, and we commercialize in the United States, Roche will pay us tiered royalties on net sales of the product candidate outside of the United States at rates ranging from a mid single-digit percentage to a mid-teens percentage, depending on net sales of the product candidate. For each such product, we will pay Roche tiered royalties on net sales of such product candidate in the United States at rates ranging from a mid single-digit percentage to a mid-teens percentage, depending on net sales of the product candidate in the United States. For antigen product candidates selected by Roche, rather than mutually, Roche will pay us tiered royalties on worldwide net sales of such product candidate at rates ranging from a mid single-digit percentage to a high single-digit percentage, depending on net sales of the product. For certain antigen product candidates with respect to which Roche commercializes worldwide, Roche will pay us tiered royalties at a rate ranging from a high single-digit percentage to a mid-teens percentage, depending on net sales of the product. No royalties will be due for SQZ antigens for which Roche does not exercise its option. For TCL product candidates, Roche will pay us tiered royalties on the aggregate net sales of all TCL products at rates ranging from either a mid single-digit percentage to a percentage in the low twenties, with the caveat that the rates for sales in the United States may instead range from a low teen percentage to a percentage in the mid twenties, depending on whether and when we opt out of sharing certain profits and costs of commercializing the TCL product candidate in the United States with Roche.

Either party may terminate the Roche Collaboration Agreement (a) in its entirety or on a product-by-product or country-by-country basis if the other party breaches materially and such breach remains uncured for 90 days, or (b) in its entirety for insolvency-related events involving the other party. We may terminate the Roche Collaboration Agreement in its entirety or on a product-by-product or country-by country basis, if Roche or its affiliates or sublicensees commences an action challenging certain patent rights licensed to us and sublicensed to Roche. Roche may terminate the Roche Collaboration Agreement without cause (a) in its entirety or on a product-by-product basis with 60 days’ notice, if Roche is terminating prior to exercising an option under the agreement, (b) on a product-by-product basis with 90 days’ notice, if Roche is terminating after exercising an option under the agreement, (c) on a product-by-product basis or country-by-country basis with 180 days’ notice if Roche is terminating after exercising an option under the agreement, and such notice will become effective on or after the first commercial sale of the product. For any product candidate that is terminated, we may provide a continuation election notice to Roche, and, for consideration, obtain from Roche all reasonably requested rights to such terminated product candidate, including the transfer of ownership of all INDs and regulatory approvals, and copies of data and reports relating to the product candidate, among other things.

MIT License Agreement

We exclusively license certain foundational technology from the Massachusetts Institute of Technology, or MIT, pursuant to an Amended and Restated Exclusive Patent License Agreement dated as of December 2, 2015, or the MIT License Agreement. The MIT License Agreement replaced an earlier Exclusive Patent License Agreement dated as of May 10, 2013, which was entered into in connection with the organization of the company. Under the MIT License Agreement, MIT granted us a worldwide, royalty bearing license to develop, make, have made, use, sell, offer to sell, lease, and import products incorporating the patent rights and to develop use, sell, offer to sell and perform processes incorporating the patent rights for all research and therapeutic applications for the term of the MIT License Agreement. Our rights under the license are exclusive in our fields of use, except with respect to (a) MIT and Harvard University (which owns the patent rights jointly with MIT), each of which retain rights for research, teaching and educational purposes on their own behalf and on behalf of all other non-profit research institutions, (b) Howard Hughes Medical Institution, which has an irrevocable, non-exclusive, non-assignable, non-sublicensable, license to use the patent rights for its own research purposes and (c) the federal government, which retains a non-exclusive and non-transferrable license to practice any government-funded invention claimed in the patent rights, as provided by law. We also have the right to grant sublicenses to third parties, subject to written agreements containing similar protections of MIT and certain third-party beneficiaries as contained in the agreement.

We are required to use diligent efforts, or cause our affiliates or sublicensees to use diligent efforts, to develop licensed products, to introduce licensed products and processes into the commercial market and, thereafter, to make licensed products and processes reasonably available to the public. In addition, we are obligated to satisfy certain development and commercialization metrics and provide MIT with periodic progress reports. To date, we have met our diligence obligations under the agreement. For example, our collaboration with Roche and the commencement of our SQZ-PBMC-HPV trial meet clinical milestones under the agreement. After the fifth anniversary, and before the sixth anniversary, of the MIT License Agreement, the parties are obligated to discuss additional diligence obligations to continue the development and commercialization of licensed products and processes.

We are obligated to make certain payments to MIT including an up-front license issue fee, annual maintenance fees, clinical milestone payments, running royalties based on net sales (at a rate in the low single digits), reimbursement of patent costs, and sharing of sublicense income. In June of 2019, we agreed with MIT on a payment schedule for the sharing of certain amounts received by us from Roche. MIT prosecutes and maintains the patent rights in close consultation with us and our intellectual property counsel. We also provide certain indemnifications for liabilities arising from claims related to the exercise of our rights under the agreement.

Upon entering into the MIT License Agreement, we paid a nominal license issue fee. We agreed to pay MIT a nominal annual license maintenance fee for each calendar year. Each year’s annual license maintenance fee may be credited to running royalties due in the same calendar year. We also agreed to pay MIT milestone payments in an aggregate amount of up to $1.8 million per licensed product or process that achieves certain clinical and regulatory milestones. Additionally, we agreed to pay royalties based on net sales of the licensed products or processes, at low single-digit rates that vary depending on whether sales are made in the therapeutic or research field. With respect to each sublicensee, we are obligated to pay MIT royalties equal to the lesser of (a) a low single-digit percentage of the sublicensee’s net sales and (b) 50% of the running royalties owed to us by the sublicensee. We also agreed to pay MIT a percentage in the mid teens of our annual sublicense income (which does not include income from royalties).

The license will remain in effect until the expiration or abandonment of all issued patents and filed patent applications within the licensed patent rights. The agreement is terminable by us upon six months written notice, provided that we have paid all amounts due to MIT through such termination date, and by MIT for nonpayment of amounts due, our cessation of the business related to the agreement, our uncured material breach of the agreement or a challenge initiated by us of the validity, enforceability or non-infringement of the patents licensed to us under the agreement. In the event of any dispute relating to the agreement, either party may initiate mediation to facilitate a negotiated settlement prior to seeking other legal remedies.

Intellectual Property

We strive to protect and enhance the proprietary technology, inventions and improvements that we believe are commercially important to the development of our business, including by seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary position in our field.

Our future commercial success depends, in part, on our ability to: (i) obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business; (ii) defend and enforce our intellectual property rights, in particular our patents rights; (iii) preserve the confidentiality of our trade secrets; and (iv) operate without infringing, misappropriating or violating the valid and enforceable patents and proprietary rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell or importing our product candidates or any future products may depend on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities.

Patents

The patent positions of biotechnology and pharmaceutical companies like ours are generally uncertain and can involve complex legal, scientific and factual issues. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. We also cannot ensure that patents will issue with respect to any patent applications that we or our licensors may file in the future, nor can we ensure that any of our owned or licensed patents or future patents will be commercially useful in protecting our product candidates. In addition, the coverage claimed in a patent application may be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any of our products will be protected or remain protectable by enforceable patents. Moreover, any patents that we hold may be challenged, circumvented or invalidated by third parties. See “Risk factors—Risks related to our intellectual property” for a more comprehensive description of risks related to our intellectual property.

In the United States, the term of a patent covering an FDA-approved drug may, in certain cases, be eligible for a patent term extension under the Hatch-Waxman Act as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to 5 years, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only 1 patent among those eligible for an extension and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. It is possible that issued U.S. patents covering the use of products from our intellectual property may be entitled to patent term extensions. If our use of product candidates or the product candidate itself receives FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover the approved use or product candidate. We also intend to seek patent term extensions in any jurisdictions where available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

Cell Squeeze Technology

Our patent portfolio for our Cell Squeeze approach includes 23 patent families that we own or have licensed, with expiration dates ranging from 2028 to 2041. As of June 30, 2020, our portfolio consisted of over 110 issued U.S. and foreign patents (including over 80 issued patents in various European countries) and over 100 pending U.S., Patent Cooperation Treaty (international), and foreign patent applications. A number of these patent families provide coverage for one or more of our SQZ APC, SQZ AAC and SQZ TAC platforms. Nine of the patent families apply to the SQZ APC platform with expiration dates ranging from 2032 to 2041. Seven of the patent families apply to the SQZ AAC platform with expiration dates ranging from 2028 to 2041. Eight of the patent families apply to the SQZ TAC platform with expiration dates ranging from 2030 to 2041. As of June 30, 2020, our patent portfolio includes various issued patents and pending applications with claims directed to composition of matter and methods of use, including methods of inducing an immune response or treating cancer, related to our Cell Squeeze technology for our platforms and product candidates, including our HPV product candidate.

Trademarks

We currently own seven registered trademarks worldwide, including four registered trademarks in the United States. We have 18 pending trademark applications worldwide, including eight in the United States. Our trademark portfolio includes Cell Squeeze, SQZ Biotech, Empower Cells to Change Lives, SQZ Therapeutics, SQZ Activating Antigen Carriers, SQZ Antigen Carriers, SQZ Tolerizing Antigen Carriers, SQZ TX, SQZ-AC, SQZ-AAC, and SQZ-TAC, which are pending or registered in the United States and certain other countries.

Trade Secrets and Proprietary Information

We rely upon unpatented trade secrets, confidential know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and confidential know-how are difficult to protect. We seek to protect our proprietary information, in part, using confidentiality agreements with applicable collaborators, scientific advisors, employees and consultants. We also have agreements requiring assignment of inventions with our employees and selected consultants, scientific advisors and collaborators. These agreements may not provide meaningful protection. These agreements may also be breached, and we may not have an adequate remedy for any such breach. In addition, our trade secrets and/or confidential know-how may become known or be independently developed by a third party, or misused by any collaborator to whom we disclose such information. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or obtain or use information that we regard as proprietary. Although we take steps to protect our proprietary information, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information.

Competition

As a clinical-stage biotechnology company, we face competition from a wide array of companies in the pharmaceutical and biotechnology industries. This competition include both small companies and large companies with greater financial and technical resources and longer operating histories than our own. We also compete with the intellectual property, technology and product development efforts of academic, governmental and private research institutions.

Our competitors may have significantly greater financial resources, established presence in the market, expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific, sales, marketing and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly if they establish collaborative arrangements with large companies.

The key competitive factors affecting the success of any products that we develop, if approved, are likely to be their efficacy, safety, convenience, price and the availability of reimbursement from government and other third-party payors. Our commercial opportunity for any of our product candidates could be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, and may commercialize products more quickly than we do.

We expect to compete with companies using other cell engineering approaches, such as electroporation and viral vectors. Companies that are engineering cells with some of these methods include Rubius Therapeutics, which is genetically engineering red blood cells, Fate Therapeutics, which is programing hematopoietic cells and other biotechnology companies working on single cell types.

We expect our lead product candidate, SQZ-PBMC-HPV, will compete with other product candidates for the treatment of HPV+ cancers. While there are currently no FDA-approved therapies that target HPV for HPV+ cancers, there are multiple competing clinical-stage product candidates in development targeting HPV+ cancers. These product candidates include genetically modified T cell therapies in clinical development by Kite, peptide vaccines in clinical development by ISA Pharma, and nucleic acid vaccines in clinical development by BioNTech and clinical development by Inovio. Therapies that are not specific to HPV are also being explored and applied to HPV+ tumors, including tumor infiltrating lymphocytes developed by Iovance Biotherapeutics and immune checkpoint inhibitors that are approved for treatment in multiple solid tumors.

Government Regulation

The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of biological product candidates such as those we are developing. We, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Biologics Regulation

The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

∎	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s good laboratory practice, or GLP, requirements;

∎	submission to the FDA of an IND which must become effective before clinical trials may begin;

∎	approval by an institutional review board, or IRB, or ethics committee at each clinical site before the trial is commenced;

∎	performance of adequate and well-controlled human clinical trials to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

∎	preparation of and submission to the FDA of a biologics license application, or BLA, after completion of all pivotal clinical trials;

∎	satisfactory completion of an FDA Advisory Committee review, if applicable;

∎	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with Good Clinical Practices, or GCPs; and

∎	FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States.

Prior to beginning the first clinical trial with a product candidate in the United States, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

In addition to the submission of an IND to the FDA, supervision of certain human gene transfer trials may also require evaluation and assessment by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to the public health or the environment, and such assessment may result in some delay before initiation of a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1—The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

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Phase 2—The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3—The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may also be made a condition to approval of the BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

BLA Submission and Review by the FDA

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from preclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of a use of the product, or from a number of alternative sources, including studies initiated by investigators. The submission of a BLA requires payment of a substantial user fee to FDA, and the sponsor of an approved BLA is also subject to an annual program fee. A waiver of user fees may be obtained under certain limited circumstances. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Once a BLA has been submitted, the FDA’s goal is to review standard applications within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. Priority review designation will direct overall attention and resources to the evaluation of applications for products that, if approved, would be significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of serious conditions. In both standard and priority reviews, the review process may be significantly extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may also convene an advisory committee to provide clinical insight on application review questions. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions regarding approval.

Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response Letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval or licensure of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

Expedited Development and Review Programs

A sponsor may seek approval of its product candidate under programs designed to accelerate FDA’s review and approval of new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. For a fast track product, the FDA may consider sections of the BLA for review on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable and the sponsor pays any required user fees upon submission of the first section of the application. A fast track-designated product candidate may also qualify for priority review, under which the FDA sets the target date for FDA action on the BLA at six months after the FDA accepts the application for filing. Priority review is granted when there is evidence that the proposed product would offer a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention of a serious disease or condition. If criteria are not met for priority review, the application is subject to the standard FDA review period of 10 months after FDA accepts the application for filing.

Under the accelerated approval program, the FDA may approve a BLA on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Post-marketing studies or completion of ongoing studies after marketing approval are generally required to verify the biologic’s clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. FDA may withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.

In addition, a sponsor may seek FDA designation of its product candidate as a breakthrough therapy if the product candidate is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. If the FDA designates a product as a breakthrough therapy, it may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate, which may result in smaller trials or more efficient trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. Breakthrough therapy designation comes with all of the benefits of fast track designation.

Fast Track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 individuals in the United States and when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.

A designated orphan drug many not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if the second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fees for any marketed products.

Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

∎	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

∎	fines, warning letters, or untitled letters;

∎	clinical holds on clinical studies;

∎	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

∎	product seizure or detention, or refusal to permit the import or export of products;

∎	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

∎	mandated modification of promotional materials and labeling and the issuance of corrective information;

∎	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

∎	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Biosimilars and Exclusivity

The Affordable Care Act, or ACA, signed into law in 2010, includes the Biologics Price Competition and Innovation Act, or the BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to significant uncertainty.

FDA Regulation of Companion Diagnostics

Our product candidates may require use of an in vitro diagnostic to identify appropriate patient populations. These diagnostics, often referred to as companion diagnostics, are regulated as medical devices. In the United States, the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import and post-market surveillance. Unless an exemption applies, companion diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and premarket approval, or PMA approval.

If use of companion diagnostic is essential to safe and effective use of a drug or biologic product, then the FDA generally will require approval or clearance of the diagnostic contemporaneously with the approval of the therapeutic product. On August 6, 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the guidance, for novel candidates such as our product candidates, a companion diagnostic device and its corresponding drug or biologic candidate should be approved or cleared contemporaneously by FDA for the use indicated in the therapeutic product labeling. The guidance also explains that a companion diagnostic device used to make treatment decisions in clinical trials of a drug generally will be considered an investigational device, unless it is employed for an intended use for which the device is already approved or cleared. If used to make critical treatment decisions, such as patient selection, the diagnostic device generally will be considered a significant risk device under the FDA’s Investigational Device Exemption, or IDE, regulations. Thus, the sponsor of the diagnostic device will be required to comply with the IDE regulations. According to the guidance, if a diagnostic device and a drug are to be studied together to support their respective approvals, both products can be studied in the same investigational study, if the study meets both the requirements of the IDE regulations and the IND regulations. The guidance provides that depending on the details of the study plan and subjects, a sponsor may seek to submit an IND alone, or both an IND and an IDE. In July 2016, the FDA issued a draft guidance document intended to further assist sponsors of therapeutic products and sponsors of in vitro companion diagnostic devices on issues related to co-development of these products.

The FDA generally requires companion diagnostics intended to select the patients who will respond to cancer treatment to obtain approval of a PMA for that diagnostic contemporaneously with approval of the therapeutic. The review of these in vitro companion diagnostics in conjunction with the review of therapeutic candidates such as those we are developing involves coordination of review by the FDA’s Center for Drug Evaluation and Research and by the FDA’s Center for Devices and Radiological Health. The PMA process, including the gathering of clinical and pre-clinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are also subject to an application fee. In addition, PMAs for certain devices must generally include the results from extensive pre-clinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, the applicant must demonstrate that the diagnostic produces reproducible results when the same sample is tested multiple times by multiple users at multiple laboratories. In addition, as part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance requirements.

If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution.

If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will issue an order denying approval of the PMA or issue a not approvable order. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing. PMA approval is not guaranteed, and the FDA may ultimately respond to a PMA submission with a not approvable determination based on deficiencies in the application and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

Other Healthcare Laws

Pharmaceutical manufacturers are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws may include, without limitation, the U.S. federal anti-kickback , fraud and abuse, false claims, consumer fraud, pricing reporting, data privacy and security, and transparency laws and regulations as well as similar state and foreign laws in the jurisdictions outside the U.S. Violation of any such laws or any other governmental regulations that apply may result in penalties, including, without limitation, significant administrative, civil and criminal penalties, damages, fines, disgorgement, reputational harm, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, the curtailment or restructuring of operations and exclusion from participation in governmental healthcare programs and imprisonment.

Coverage and Reimbursement

In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors.

Significant uncertainty exists as to the coverage and reimbursement status of any newly approved product. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors are critical to new product acceptance. The availability of coverage and extent of reimbursement by governmental and private payors are essential for most patients to be able to afford treatments. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. In the U.S., the Medicare program, which is administered by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS, is increasingly used as a model for how commercial and other governmental payors develop their own coverage and reimbursement policies for new drugs and biologics. One third-party payor’s decision to cover a particular product, however, does not ensure that other payors will also provide coverage for the product. As a result, the coverage determination process can require manufactures to provide scientific and clinical support for the use of a product to each payor separately and can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

In addition, third-party payors are increasingly reducing reimbursements for pharmaceutical products and services. The U.S. government and state legislatures have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are more frequently challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of pharmaceutical products and biologics, in addition to questioning their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Pharmaceutical products may face competition from lower-priced products in foreign countries that have placed price controls on pharmaceutical products and may also compete with imported foreign products. Furthermore, there is no assurance that a product will be considered medically reasonable and necessary for a specific indication, will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be established even if coverage is available or that the third-party payors’ reimbursement policies will not adversely affect the ability for manufacturers to sell products profitably. Historically, products launched in the European Union do not follow price structures of the U.S. and generally prices tend to be significantly lower.

Healthcare Reform

In the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. By way of example, the ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; required collection of rebates for drugs paid by Medicaid managed care organizations; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expanded eligibility criteria for Medicaid programs; creates a new Patient-

Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. By way of example, in 2017, Congress enacted the Tax Cuts and Jobs Act, or the Tax Act, which reduced to $0 the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a Texas U.S. District Court Judge ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was effectively repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit ruled that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how these decisions, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect through 2029 absent additional Congressional action.

Further, on June 14, 2018, U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in ACA risk corridor payments to third-party payors who argued were owed to them. The effects of this gap in reimbursement on third-party payors, the viability of the ACA marketplace, providers, and potentially our business, are not yet known. In December 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of the federal district court litigation regarding the method CMS uses to determine this risk adjustment.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect through 2029 absent additional Congressional action.

There has also been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget for fiscal year 2020 contain further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low income patients.

Further regulatory changes include passage of the Right to Try Act on May 30, 2018. The law, among other things, provides a federal framework for certain patients to access certain investigational new medical products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

Employees

As of July 31, 2020, we had 101 full-time employees, including 31 employees with M.D. or Ph.D. degrees. Of these full-time employees, 75 employees are engaged in clinical, research and development, product development and quality assurance activities. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Property

Our principal office is located at 200 Arsenal Yards Blvd, Suite 210, Watertown, MA 02472, where we lease approximately 63,477 square feet of office and laboratory space. We lease this space under a lease agreement, as amended, that terminates on November 30, 2029. We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available as and when needed.

Legal Proceedings

We are not subject to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus.

NAME	AGE	POSITION
Executive Officers
Armon Sharei, Ph.D.	33	President, Chief Executive Officer and Director
Teri Loxam	48	Chief Financial Officer
Lawrence Knopf	59	General Counsel
Oliver Rosen, M.D.	56	Chief Medical Officer
Howard Bernstein, M.D., Ph.D.	63	Chief Scientific Officer
David First	56	Chief People Officer
Directors
Amy W. Schulman	59	Chair and Director
Paul Bolno, M.D.	46	Director
Eric Moessinger	39	Director
Jonathan Fleming	63	Director
Klavs F. Jensen, Ph.D.	68	Director
Marc Elia	44	Director
Pushkal Garg, M.D.	53	Director
Zafrira Avnur, Ph.D.	70	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Armon Sharei, Ph.D. has served as our Chief Executive Officer since January 2015, a member of our Board since March 2013 and was the lead inventor of our core technology and a founder of our company. Dr. Sharei holds a Ph.D. in Chemical Engineering from the Massachusetts Institute of Technology, as well as a B.S. with Honors and Distinction in Chemical Engineering from Stanford University. We believe that Dr. Sharei’s experience in the industry and knowledge of our company qualify him to serve on our board of directors.

Teri Loxam has served as our Chief Financial Officer since September 2019. Before joining us, from August 2015 to August 2019, Ms. Loxam was at Merck & Co., Inc, a global healthcare company, where she served as Senior Vice President of Investor Relations and Global Communications. Before that, from July 2012 to August 2015, Ms. Loxam served as Vice President of Investor Relations at IMAX, an entertainment technology company. From June 2001 to July 2012, Ms. Loxam had a number of roles of increasing responsibility across Strategy, Treasury and Investor Relations at Bristol-Myers Squibb, a global healthcare company. Ms. Loxam holds an M.B.A. from the University of California, Irvine, Paul Merage School of Business, and a B.Sc. from the University of Victoria.

Lawrence Knopf has served as our General Counsel since September 2019. Before joining us, from January 2017 to August 2019, Mr. Knopf served as an independent consultant and legal counsel to life science and other business enterprises, on a consulting, project and expert witness basis. Before that, from March 2011 to November 2016, Mr. Knopf served as Senior Vice President and General Counsel at HeartWare International, Inc., a publicly traded medical device company that was acquired by Medtronic in 2016. Mr. Knopf holds a J.D. from the University of Michigan Law School, and a B.S. in accounting and political science from the Wharton School of the University of Pennsylvania.

Oliver Rosen, M.D. has served as our Chief Medical Officer since January 2019. Prior to joining us, from June 2014 to December 2018, Dr. Rosen served as Chief Medical Officer at Deciphera Pharmaceuticals, Inc., a biopharmaceutical company. Prior to joining Deciphera, from December 2009 to June 2014, Dr. Rosen served as

Vice President of Global and U.S. Medical Affairs at Millennium: The Takeda Oncology Company, a biopharmaceutical company. Dr. Rosen received his training in oncology and hematology at the University Hospital Charité in Berlin with research activities focused on hematological malignancies and bone marrow transplantation. Prior to his clinical training, Dr. Rosen participated in a post-doctoral program in Molecular and Cellular Biology at the University of Hamburg. Dr. Rosen holds an M.D. from the University of Cologne, Germany.

Howard Bernstein, M.D., Ph.D. has served as our Chief Scientific Officer since June 2015. Prior to joining us, from November 2008 to May 2015, Dr. Bernstein served as the Chief Scientific Officer of Seventh Sense Biosystems, a medical device company. Dr. Bernstein holds an M.D. from Harvard Medical School, a Ph.D. in Chemical Engineering from the Massachusetts Institute of Technology and a Bachelor of Engineering from McGill University. He is a member of the National Academy of Engineering and a Fellow of the American Institute of Medical and Biological Engineering.

David First has served as our Chief People Officer since May 2020. Prior to joining us, from September 2018 to May 2020, Mr. First served as the Chief Human Resources Officer of Avedro Inc., an medical technology company that was acquired by Glaukos in 2019. Prior to joining Avedro Inc., Mr. First served as Vice President, Human Resources at Biogen Inc., a global healthcare company. Before that, from June 2015 to November 2017, Mr. First served as Global Head of Human Resources at HeartWare International, Inc., a publicly traded medical device company that was acquired by Medtronic in 2016. Mr. First holds an Master of Arts in Teaching from Union College, and a B.A. in economics from Union College.

Non-Employee Directors

Amy W. Schulman has served as a member of our Board and as our Chair since June 2015. In July 2015, Ms. Schulman co-founded Lyndra Therapeutics, Inc., a pharmaceutical company, served as its Chief Executive Officer until February 2017 and as of September 2019 serves as Executive Chair. In addition, from August 2014 to November 2016, Ms. Schulman served as Chief Executive Officer of Arsia Therapeutics, Inc., a pharmaceutical company, until Arsia was acquired by Eagle Pharmaceuticals, Inc., a pharmaceutical company. Ms. Schulman joined Polaris Partners in August 2014, and became a Managing Partner in 2019. Since July 2014, Ms. Schulman has served as a senior lecturer at Harvard Business School. Ms. Schulman also serves as a director of Cyclerion Therapeutics, Inc. and Alnylam Pharmaceuticals, Inc. Ms. Schulman holds a J.D. from Yale Law School as well as B.A. degrees in Philosophy and English from Wesleyan University. We believe Ms. Schulman’s extensive industry experience qualifies her to serve on our board of directors.

Paul B. Bolno, M.D., has served on our Board since June 2020. Since December 2013, Dr. Bolno has served as the President and Chief Executive Officer of Wave Life Sciences Ltd., a genetic medicines company, and has served as a director of Wave Life Sciences Ltd. since April 2014. Prior to joining Wave, Dr. Bolno served at GlaxoSmithKline, a pharmaceutical company, from 2009 to 2013 in various roles, including Vice President, Worldwide Business Development—Head of Asia BD and Investments, Head of Global Neuroscience BD, a director of Glaxo Welcome Manufacturing, Pte. Ltd. in Singapore and Vice President, Business Development for the Oncology Business Unit, where he helped establish GlaxoSmithKline’s global oncology business and served as a member of the Oncology Executive Team, Oncology Commercial Board and Cancer Research Executive Team. Prior to GlaxoSmithKline, Dr. Bolno served as Director of Research at Two River LLC, a health care private equity firm, from 2004 to 2009. Dr. Bolno earned a medical degree from MCP-Hahnemann School of Medicine and an M.B.A. from Drexel University. He was a general surgery resident and cardiothoracic surgery postdoctoral research fellow at Drexel University College of Medicine. We believe that Dr. Bolno’s experience in the biotechnology industry and leading a biopharmaceutical company qualify him to serve on our Board.

Eric Moessinger has served as a member of our Board since September 2016. Mr. Moessinger is a Partner at ND Capital and focuses on life science investments. He has been with the firm since August 2008. Mr. Moessinger currently serves on the board of directors of Emulate, Inc., Icosavax, Inc., Amphivena, Inc. and Serotiny, Inc. and Visby Medical, Inc. From January 2016 to February 2019, Mr. Moessinger served on the board of Pulse Therapeutics, Inc. Mr. Moessinger holds a M.Sc. from The London School of Economics and Political Science and a B.S./B.A. from the University of Florida. We believe that Mr. Moessinger’s broad operational and transactional experience qualify him to serve on our board of directors.

Jonathan Fleming has served as a member of our Board since March 2014. Mr. Fleming is the Managing Partner of Pimlico Pond Investments, a venture capital investment firm. From 2015 to 2018, Mr. Fleming was the Chief Executive Officer of Q-State Biosciences, a neuroscience company. From 1996 to 2015 Mr. Fleming was the Managing General Partner of Oxford Bioscience Partners, an international venture capital firm specializing in life science technology-based investments. From 2002 to present, Mr. Fleming has been a Senior Lecturer at the MIT Sloan School of Business. From 2005 to present Mr. Fleming has been a member of the executive board as Treasurer and head of the Audit Committee of NEHI. Mr. Fleming holds a Master’s degree in Public Administration from Princeton University and a B.A. in Political Science from the University of California, Berkeley. We believe that Mr. Fleming’s broad operational and transactional experience qualify him to serve on our board of directors.

Klavs F. Jensen, Ph.D. has served as a member of our Board since March 2013 and was a co-founder of our company. Since 1989, Dr. Jensen has served as Professor of Chemical Engineering and of Materials Science and Engineering at the Massachusetts Institute of Technology. From 2007 to 2015, Dr. Jensen served as Department Head for Chemical Engineering. Dr. Jensen was a member of the Board of Technical University of Denmark from 2009 to 2019. Dr. Jensen holds a Ph.D. in Chemical Engineering from the University of Wisconsin and an M.S. in Chemical Engineering from Technical University of Denmark. He is a member of the U.S. Academies of Engineering and Science. We believe Dr. Jensen’s pioneering academic work, extensive medical and scientific knowledge and industry experience qualify him to serve on our board of directors.

Marc Elia has served as a member of our Board since May 2018. In September 2019, Mr. Elia founded M28 Capital, a healthcare sector investment fund. Prior to that, from January 2012 to September 2019, Mr. Elia served as a partner at Bridger Capital, an investment fund. Mr. Elia holds a B.A. in Economics from Carleton College. We believe that Mr. Elia’s broad operational and transactional experience qualify him to serve on our board of directors.

Pushkal Garg, M.D. has served as a member of our Board since August 2018. Dr. Garg currently serves as the Chief Medical Officer, a position he has held since January 2017, Executive Vice President of Clinical Development, a position he has held since January 2019, at Alnylam Pharmaceuticals, Inc., a biopharmaceutical company focused on the discovery, development and commercialization of RNA interference therapeutics for genetically defined diseases. Prior to joining Alnylam in October 2014, he held clinical development leadership roles at Bristol-Myers Squibb Corporation and Millennium Pharmaceuticals. Dr. Garg holds an M.D. from the University of California, San Francisco, School of Medicine, where he also completed a residency in Internal Medicine, and an A.B. in Biochemistry from the University of California, Berkeley. We believe Dr. Garg’s extensive medical and scientific knowledge and industry experience qualify him to serve on our board of directors.

Zafrira Avnur, Ph.D. has served as a member of our Board since August 2018. Since October 2016, Dr. Avnur has served as the Chief Scientific Officer at Quark Venture Limited Partnership, a venture investment fund focused on life sciences investments. Prior to that, from 2009 until October 2016, Dr. Avnur was the Global Head of Academic Innovation for the Roche Partnering division of F. Hoffmann-La Roche Ltd., a biotechnology company focusing on cancer research and treatment. Since December 2016, Dr. Avnur has served as a member of the board of directors of Eloxx Pharmaceuticals, Ltd. Dr. Avnur holds a Ph.D. in Immunology from the Weizmann Institute of Science, a M.Sc. in Biology from Ben Gurion University and a B.Sc. in Biology. We believe Dr. Avnur’s extensive medical and scientific knowledge and industry experience qualify her to serve on our board of directors.

Board Composition and Election of Directors

Director Independence

Our board of directors currently consists of ten members. Our board of directors has determined that, of our ten directors,                ,                and                  do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of                . There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our restated certificate of incorporation that will go into effect upon the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

∎	the Class I directors will be , , and , and their terms will expire at our first annual meeting of stockholders following this offering;

∎	the Class II directors will be , and , and their terms will expire at our second annual meeting of stockholders following this offering; and

∎	the Class III directors will be , and , and their terms will expire at the third annual meeting of stockholders following this offering.

Our restated certificate of incorporation that will go into effect upon the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors.

Board Leadership Structure

Our board of directors is currently chaired by Amy W. Schulman. Our corporate governance guidelines provide that, if the chairman of the board is a member of management or does not otherwise qualify as independent, the independent directors of the board may elect a lead director.                 currently serves as our lead director. The lead director’s responsibilities include, but are not limited to: presiding over all meetings of the board of directors at which the chairman is not present, including any executive sessions of the independent directors; approving board meeting schedules and agendas; and acting as the liaison between the independent directors and the chief executive officer and chairman of the board. Our corporate governance guidelines further provide the flexibility for our board of directors to modify our leadership structure in the future as it deems appropriate.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through committee reports about such risks.

Board Committees

Our board of directors has established three standing committees—audit, compensation and nominating and corporate governance—each of which operates under a charter that has been approved by our board of directors. Upon our listing on                  , each committee’s charter will be available under the Corporate Governance section of our website at www.SQZbiotech.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Audit Committee

The audit committee’s responsibilities include:

∎	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

∎	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

∎	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

∎	coordinating our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

∎	discussing our risk management policies;

∎	meeting independently with our internal auditing staff, if any, registered public accounting firm and management;

∎	reviewing and approving or ratifying any related person transactions; and

∎	preparing the audit committee report required by Securities and Exchange Commission, or SEC, rules.

The members of our audit committee are                ,                  and                 .                 serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable listing rules of      , or the rules. Our board of directors has determined that                  and                  meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable rules. Our board of directors has determined that                  is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable             rules.

Compensation Committee

The compensation committee’s responsibilities include:

∎	reviewing and approving, or recommending for approval by the board of directors, the compensation of our CEO and our other executive officers;

∎	overseeing and administering our cash and equity incentive plans;

∎	reviewing and making recommendations to our board of directors with respect to director compensation;

∎	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” to the extent required; and

∎	preparing the annual compensation committee report required by SEC rules, to the extent required.

The members of our compensation committee are                 ,                  and                 .                 serves as the chairperson of the committee. Our board of directors has determined that each of                 ,                  and                  is independent under the applicable                  rules, including the             rules specific to membership on the compensation committee, and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee’s responsibilities include:

∎	identifying individuals qualified to become board members;

∎	recommending to our board of directors the persons to be nominated for election as directors and to each board committee;

∎

developing and recommending to our board of directors corporate governance guidelines, and reviewing and recommending to our board of directors proposed changes to our corporate governance guidelines from time to time; and

∎	overseeing a periodic evaluation of our board of directors.

The members of our nominating and corporate governance committee are             ,                  and                  .                  serves as the chairperson of the committee. Our board of directors has determined that                  ,                  and                  are independent under the applicable              rules.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee is or has been our current or former officer or employee. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation committee during the fiscal year ended December 31, 2019.

Code of Ethics and Code of Conduct

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon our listing on              , our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.SQZbiotech.com. In addition, we intend to post on our website all disclosures that are required by law or the             rules concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the compensation program for our executive officers who are named in the “2019 Summary Compensation Table” below. In 2019, our “named executive officers” and their positions were as follows:

∎	Armon Sharei, Ph.D., Chief Executive Officer;

∎	Teri Loxam, Chief Financial Officer; and

∎	Oliver Rosen M.D., Chief Medical Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2019 Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)		OPTION AWARDS ($) (2)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($) (3)	ALL OTHER COMPENSATION ($) (4)	TOTAL ($)
Armon Sharei, Ph.D.	2019	455,000	—		367,200	176,000	3,270	1,001,470
Chief Executive Officer
Teri Loxam (5)	2019	130,513	125,000	(1)	1,376,804	140,000	35,006	1,807,323
Chief Financial Officer
Oliver Rosen, M.D. (6)	2019	388,750	175,000	(1)	748,982	122,400	2,209	1,437,341
Chief Medical Officer

(1)	The amount represents a signing bonus.
(2)	The amounts reflect the full grant-date fair value of stock options granted during 2019 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to named executive officers in Note 10 to the consolidated financial statements appearing at the end of this prospectus.
(3)	Amounts reflect the annual bonus earned by the named executive officers for 2019. For additional information, please see the section titled “2019 Bonuses” below.
(4)	The amount represents the Company’s matching contributions to the named executive officer’s 401(k) plan account. In addition, for Ms. Loxam, the amount also includes Company-paid relocation expenses in the amount of $33,102.
(5)	Ms. Loxam commenced employment on September 3, 2019.
(6)	Dr. Rosen commenced employment on January 4, 2019.

NARRATIVE TO SUMMARY COMPENSATION TABLE

2019 Salaries

The named executive officers receive a base salary to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. The 2019 annual base salaries for our named executives officers were:

NAME	2019 ANNUAL BASE SALARY ($)
Armon Sharei, Ph.D.	460,000
Teri Loxam	400,000
Oliver Rosen, M.D.	390,000

2019 Bonuses

We offer our named executive officers the opportunity to earn annual cash bonuses to compensate them for attaining short-term company goals as approved by our compensation committee. For 2019, bonuses were based entirely on (i) strengthening our research & development pipeline, (ii) attaining corporate financial goals related to financial metrics, (iii) enhancing and establishing strategic partnerships and (iv) reinforcing our company values and culture, with these categories weighted at 55%, 30%, 10% and 5%, respectively. The target bonuses for each of Dr. Sharei, Ms. Loxam and Dr. Rosen were 45%, 35% and 35%, respectively. In February 2020, the compensation committee evaluated the named executive officers’ performance against the relevant bonus goals and approved the amounts earned by our named executive officers in the amounts set forth above in the 2019 Summary Compensation Table.

Equity Compensation

We offer stock options to our employees, including our named executive officers, as the long-term incentive component of our compensation program. Our stock options generally allow employees to purchase shares of our common stock at a price equal to the fair market value of our common stock on the date of grant, as determined by the board of directors. Our stock options typically vest as to 25% of the underlying shares on the first anniversary of the vesting commencement date and in 36 equal monthly installments over the following three years, subject to the holder’s continued employment with us. From time to time, our board of directors may also construct alternate vesting schedules as it determines are appropriate to motivate particular employees. Historically, our stock options have been intended to qualify as “incentive stock options” to the extent permitted under the Internal Revenue Code.

The following table sets forth the stock options granted to our named executive officers in during 2019.

NAMED EXECUTIVE OFFICER	2019 STOCK OPTIONS GRANTED
Armon Sharei, Ph.D.	90,000
Teri Loxam	183,574
Oliver Rosen, M.D.	250,328

These options were granted under our 2014 Stock Incentive Plan, which we refer to as the Existing Plan, with exercise prices equal to the fair market value of our common stock on the date of grant, as determined by the board of directors, and subject to our standard vesting schedule described above.

We intend to adopt a 2020 Incentive Award Plan, referred to below as the 2020 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and to enable our company to obtain and retain services of these individuals. Following the effective date of the 2020 Plan, we will not make any further grants under the Existing Plan. However, the Existing Plan will continue to govern the terms and conditions of the outstanding awards granted under it. For additional information about the 2020 Plan, please see the section titled “Incentive Compensation Plans” below.

Other Elements of Compensation

Retirement Plan

We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. Under this plan, we match 50% of the participants’ contributions up to 6% of eligible compensation. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

Health and Welfare Plans. During their employment, our named executive officers are eligible to participate in our employee benefit plans and programs, including medical and dental benefits, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans.

Outstanding Equity Awards at 2019 Fiscal Year-End

NAME	VESTING COMMENCEMENT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE (1)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
Armon Sharei, Ph.D.	10/11/2016	156,607	56,687	1.91	10/10/2026
	10/29/2018	134,385	326,366	4.83	11/07/2028
	2/01/2019	—	90,000	4.83	2/18/2029
Teri Loxam	9/03/2019	—	250,328	6.47	11/06/2029
Oliver Rosen, M.D.	1/02/2019	—	183,574	4.83	2/18/2029

(1)	Options vest and become exercisable as to 25% of the underlying shares on the first anniversary of the vesting commencement date and in 36 equal monthly installments over the following three years, subject to the named executive officer’s continued employment with us on each applicable vesting date.

Executive Compensation Arrangements

None of our named executive officers are party to agreements that entitle them to any payments or benefits upon termination of employment or a change in control. In connection with this offering, we may approve and implement certain executive compensation arrangements for executive officers, including benefits upon termination of employment or change of control. The terms of the program will be disclosed once known.

Director Compensation

For 2019, Dr. Jensen received $75,000 in fees under a consulting agreement with us. Additionally, Ms. Schulman was paid $31,116 for her services as the chair of the board of directors through June 5, 2019. Effective as of June 5, 2019, Ms. Schulman ceased to receive cash compensation for her role as chair of the board of directors. Dr. Sharei, our President and Chief Executive Officer, is also a member of our board of directors, but does not receive any additional compensation for his service as a director. None of our other directors received cash compensation from us for 2019. On February 19, 2019, we granted to each of Messrs. Elia, Fleming, Nicholson and Moessinger and Drs. Avnur, Garg and Jensen options to purchase 2,500 shares of our common stock and Ms. Schulman options to purchase 10,000 shares of our common stock, in each case, vesting as to 25% of the underlying shares on the first anniversary of the vesting commencement date and in 36 equal monthly installments over the following three years, subject to the holder’s continued services with us. Additionally on June 6, 2019, we granted Ms. Schulman options to purchase 10,000 shares of our common stock and Dr. Ciechanover options to purchase 45,000 shares of our common stock, in each case, vesting in 48 equal monthly installments over the four year period following the vesting commencement date, subject to such director’s continued services with us on each applicable vesting date. On July 30, 2019, we granted each of Messers. Fleming and Nicholson options to purchase 5,000 shares of our common stock, in each case, vesting as to 25% of the underlying shares on the first anniversary of the vesting commencement date and in 36 equal monthly installments over the following three years, subject to the holder’s continued services with us. We have reimbursed, and will continue to reimburse, our non-employee directors for their actual out-of-pocket costs and expenses incurred in connection with attending board meetings.

2019 Director Compensation Table

NAME	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS ($) (1)	ALL OTHER COMPENSATION ($)		TOTAL ($)
Amy Schulman	31,116	81,600	642		113,358
Zafrira Avnur, Ph.D.	—	10,200	—		10,200
Isaac Ciechanover, M.D.(2)	—	183,600	—		183,600
Marc Elia	—	10,200	—		10,200
Jonathan Fleming	—	32,300	—		32,300
Pushkal Garg, M.D.	—	10,200	—		10,200
Klavs Jensen, Ph.D.	—	10,200	75,000	(4)	85,200
Eric Moessinger	—	10,200	—		10,200
Garry Nicholson(3)	—	32,300	—		32,300

(1)	Amounts reflect the full grant-date fair value of stock options granted during 2019 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to our directors in Note 10 to the consolidated financial statements appearing at the end of this prospectus.
(2)	Dr. Ciechanover resigned from our Board on March 30, 2020.
(3)	Mr. Nicholson resigned from our Board on March 30, 2020.
(4)	Amounts reflect the fees paid pursuant to his consulting agreement. The consulting agreement was terminated effective as of October 1, 2019.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) held as of December 31, 2019 by each non-employee director who was serving as of December 31, 2019.

NAME	OPTIONS OUTSTANDING AT FISCAL YEAR END
Amy Schulman	30,000
Zafrira Avnur, Ph.D.	2,500
Isaac Ciechanover, M.D(1)	45,000
Marc Elia	2,500
Jonathan Fleming	35,000
Pushkal Garg, M.D.	42,500
Klavs Jensen, Ph.D.	7,188
Eric Moessinger	5,000
Garry Nicholson(2)	52,500

(1)	Dr. Ciechanover resigned from our Board on March 30, 2020.
(2)	Mr. Nicholson resigned from our Board on March 30, 2020.

We intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards. The terms of the program will be disclosed once known.

Incentive Compensation Plans

The following summarizes the material terms of 2020 Plan and the 2020 Employee Stock Purchase Plan, which will be the long-term incentive compensation plans in which our directors and named executive officers are eligible to participate following the consummation of this offering, and the Existing Plan, under which we have previously made periodic grants of equity and equity-based awards to our directors and named executive officers.

2020 Incentive Award Plan

Effective the day prior to the first public trading date of our common stock, we intend to adopt and ask our stockholders to approve the 2020 Plan, under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, retain and motivate the persons who make important contributions to our company. The material terms of the 2020 Plan are summarized below.

Eligibility and Administration

Our employees, consultants and directors, and employees and consultants of our subsidiaries, will be eligible to receive awards under the 2020 Plan. The 2020 Plan will be administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the 2020 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the 2020 Plan, to interpret the 2020 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2020 Plan as it deems advisable. The plan administrator will also have the authority to grant awards, determine which eligible service providers receive awards and set the terms and conditions of all awards under the 2020 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2020 Plan.

Shares Available for Awards

An aggregate of                  shares of our common stock will initially be available for issuance under the 2020 Plan. The number of shares initially available for issuance will be increased by an annual increase on January 1 of each calendar year beginning in 2021 and ending in and including 2030, equal to (A)     % of the shares of common stock outstanding on the final day of the immediately preceding calendar year or (B) a smaller number of shares determined by our board of directors. No more than                  shares of common stock may be issued under the 2020 Plan upon the exercise of incentive stock options. Shares issued under the 2020 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.

If an award under the 2020 Plan or the Existing Plan, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2020 Plan. Awards granted under the 2020 Plan in substitution for any options or other stock or stock-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the shares available for grant under the 2020 Plan, but may count against the maximum number of shares that may be issued upon the exercise of incentive stock options, or ISOs.

Awards

The 2020 Plan provides for the grant of stock options, including ISOs, and nonqualified stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, dividend equivalents, restricted stock units, or RSUs, and other stock or cash based awards. Certain awards under the 2020 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code. All awards under the 2020 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

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Stock Options and SARs. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of a stock option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

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Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted stock and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2020 Plan.

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Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock or other property. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance Criteria

The plan administrator may select performance criteria for an award to establish performance goals for a performance period. Performance criteria under the 2020 Plan may include, but are not limited to, the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); clinical and regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the company’s performance or the performance of a subsidiary, division, business segment or business unit of the company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax or accounting changes.

Certain Transactions

In connection with certain corporate transactions and events affecting our common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2020 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2020 Plan and replacing or terminating awards under the 2020 Plan. In addition, in the event of certain non-reciprocal transactions with our stockholders, the plan administrator will make equitable adjustments to awards outstanding under the 2020 Plan as it deems appropriate to reflect the transaction.

Provisions of the 2020 Plan Relating to Director Compensation

The 2020 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2020 Plan’s limitations. Prior to commencing this offering, we intend to approve and implement a compensation program for our non-employee directors, as described above under the heading “Director Compensation.” Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value of any equity awards granted under the 2020 Plan as compensation for services as a non-employee director during any fiscal year may not exceed $         in the fiscal year of the non-employee director’s initial service and $                 in any other fiscal year. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, subject to the limitations in the 2020 Plan.

Plan Amendment and Termination; Repricing

Our board of directors may amend or terminate the 2020 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2020 Plan, may materially and adversely affect an award outstanding under the 2020 Plan without the consent of the affected participant and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator may, without the approval of our stockholders, amend any outstanding stock option or SAR to reduce its price per share. The 2020 Plan will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by our board of directors. No awards may be granted under the 2020 Plan after its termination.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments

The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2020 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2020 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2020 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, shares of our common stock that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

2020 Employee Stock Purchase Plan

Effective the day prior to the first public trading date of our common stock, we intend to adopt and ask our stockholders to approve the 2020 Employee Stock Purchase Plan, or the 2020 ESPP, the material terms of which are summarized below.

Shares Available for Awards; Administration

A total of                  shares of our common stock will initially be reserved for issuance under the 2020 ESPP. In addition, the number of shares available for issuance under the 2020 ESPP will be annually increased on January 1 of each calendar year beginning in 2021 and ending in and including 2030, by an amount equal to the (A)     % of the shares outstanding on the final day of the immediately preceding calendar year or (B) a smaller number of shares determined by our board of directors, provided that no more than                  shares of our common stock may be issued under the 2020 ESPP. Our board of directors or a committee of our board of directors will administer and will have authority to interpret the terms of the 2020 ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the 2020 ESPP.

Eligibility

All of our employees are eligible to participate in the 2020 ESPP. However, an employee may not be granted rights to purchase stock under our 2020 ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our stock, and the plan administrator may exclude employees from participation in offerings under the 2020 ESPP based on criteria specified in the 2020 ESPP.

Grant of Rights

The 2020 ESPP is intended to qualify under Section 423 of the Code and stock will be offered under the 2020 ESPP during offering periods. The length of the offering periods under the 2020 ESPP will be determined by the plan administrator and may be up to twenty-seven months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in the offering period. Offering periods under the 2020 ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

The 2020 ESPP permits participants to purchase common stock through payroll deductions of up to a specified percentage of their eligible compensation. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period. In addition, no employee will be permitted to accrue the right to purchase stock under the 2020 ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period, and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the 2020 ESPP at any time during a specified period prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the 2020 ESPP other than by will or the laws of descent and distribution, and are generally exercisable only by the participant.

Certain Transactions

In the event of certain non-reciprocal transactions or events affecting our common stock, the plan administrator will make equitable adjustments to the 2020 ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan Amendment

The plan administrator may amend, suspend or terminate the 2020 ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the 2020 ESPP, changes the corporations or classes of corporations whose employees are eligible to participate in the 2020 ESPP or changes the 2020 ESPP in any manner that would cause the 2020 ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

2014 Stock Incentive Plan

Our board of directors adopted our 2014 Stock Incentive Plan which we refer to as the Existing Plan, and our stockholders approved our Existing Plan in June 2015. From and after the effective date of the 2020 Plan, no additional awards under our Existing Plan can be made. However, our Existing Plan continues to govern the terms and conditions of the outstanding awards previously granted thereunder, which include options.

Share Reserve. As of                     , 2020, stock options covering                  shares with a weighted-average exercise price of $     per share were outstanding under our Existing Plan. If an option granted under our Existing Plan expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in each case after effectiveness of the 2020 Plan, any unused shares subject to the option will become available for issuance under our 2020 Plan.

Administration. Our board of directors or a committee delegated by our board of directors administers our Existing Plan. Subject to the terms of our Existing Plan, the administrator has the power to, among other things, authorize the issuance of awards, determine the terms and conditions of awards and make all other determinations necessary or desirable for the plan administration.

Options. Options granted under our Existing Plan are subject to terms and conditions generally similar to those described above with respect to options that may be granted under our 2020 Plan.

Changes to Capital Structure. If, through the result of any merger, consolidation, sale of all or substantially all of the assets of the Company, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction (i) the outstanding shares of common stock are increased, decreased or exchanged for a different number or kind of shares or other securities of the Company, or (ii) additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of common stock or other securities, then the plan administrator shall adjust the number, kind and price of shares covered by each outstanding award.

Change in Control. In the event of a change in control transaction, the plan administrator in its discretion may take one or more of the following actions: (i) provide that the options be assumed, or new rights substituted therefor, by another entity, (ii) upon written notice to the optionholders, provide that all unexercised options will terminate immediately prior to such change in control transaction unless exercised by the optionholder, (iii) provide for payment to the holder of cash or other property equal to the amount that would have been received upon the exercise or payment of the award had the award been exercised or paid upon the change in control, or (iv) provide for the acceleration of any time period relating to the exercise or payment of the award.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2017 to which we have been a party in which the amount involved exceeded or will exceed the lessor of (i) $120,000 or (ii) one percent of the average of our total assets at fiscal year end for our last two fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Preferred Stock Financings

Series C Preferred Stock Financing. From May 2018 through October 2018, we issued and sold to investors in private placements an aggregate of 6,010,140 shares of our Series C preferred stock at a purchase price of $11.8555 per share, for aggregate consideration of approximately $71.3 million.

Series D Preferred Stock Financing. From December 2019 through June 2020, we issued and sold to investors in private placements an aggregate of 4,897,428 shares of our Series D preferred stock at a purchase price of $13.9365 per share, for aggregate consideration of approximately $68.3 million.

The following table sets forth the aggregate number of shares of our capital stock acquired by directors, officers and beneficial owners of more than 5% of our capital stock in the financing transactions described above. Each share of our Series C preferred stock and our Series D preferred stock identified in the following table will convert into one share of common stock immediately prior to the closing of this offering.

PARTICIPANTS	SERIES C PREFERRED STOCK	SERIES D PREFERRED STOCK
5% or Greater Stockholders(1)
Entities Affiliated with Polaris Partners	843,490	251,139
NanoDimension II, L.P.	337,396	150,000
Global Health Science Fund II, L.P.	506,094	—
Invus Public Equities, L.P.	843,490	150,683
Elbrus Investments Pte., Ltd.	—	1,793,850
AIG DECO Fund I, LP	—	1,435,080
Amy W. Schulman	21,087	—

(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal Stockholders.”

Some of our directors and former directors are associated with our principal stockholders as indicated in the table below:

DIRECTOR	PRINCIPAL STOCKHOLDER
Amy W. Schulman	Entities Affiliated with Polaris Partners
Isaac E. Ciechanover, M.D.(1)	Entities Affiliated with Polaris Partners
Eric Moessinger	NanoDimension II, L.P.
Zafrira Avnur, Ph.D.	Entities Affiliated with Global Health Science Fund

(1)	Dr. Ciechanover resigned from our Board on March 30, 2020.

Investor Rights Agreement

We entered into a Third Amended and Restated Investor Rights Agreement in December 2019 with certain holders of our preferred stock, including entities with which certain of our directors are related. The agreement provides for certain rights relating to the registration of such holders’ common stock, including shares issuable upon conversion of preferred stock, and a right of first refusal to purchase future securities sold by us. See “Description of Capital Stock—Registration Rights” for additional information.

Voting Agreement

We entered into a Third Amended and Restated Voting Agreement in December 2019 by and among us and certain of our stockholders, pursuant to which the following directors were initially designated to serve as members on our board of directors: Armon Sharei, Ph.D., Amy W. Schulman, Eric Moessinger, Marc Elia, Klavs F. Jensen, Ph.D., Isaac E. Ciechanover, M.D., Zafrira Avnur, Ph.D., Jonathan Fleming, Pushkal Garg, M.D. and Garry Nicholson. Armon Sharei, Ph.D. was selected to serve on our board of directors in his capacity as our chief executive officer. Amy W. Schulman was selected to serve on our board of directors as representatives of holders of our preferred stock, as designated by entities affiliated with Polaris Partners VII, L.P. Eric Moessinger and Marc Elia were selected to serve on our board of directors as representatives of holders of our preferred stock and Klavs F. Jensen, Ph.D. and Isaac E. Ciechanover, M.D. were selected to serve on our board of directors as representatives of holders of our common stock. On March 30, 2020, Mr. Nicholson and Dr. Ciechanover resigned from our board of directors, and on June 8, 2020 Dr. Bolno was appointed to our board of directors.

The voting agreement will terminate upon the closing of this offering, and directors previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected. The composition of our board of directors after this offering is described in more detail under “Management—Board Composition and Election of Directors.”

Consulting Agreement with Klavs F. Jensen, Ph.D.

In October 2015, we entered into a consulting agreement with Klavs F. Jensen, Ph.D., who is one of our directors, pursuant to which Dr. Jensen agreed to provide us certain consulting and advisory services. Under the terms of the agreement, we paid Dr. Jensen $87,500 in 2018 and $75,000 in 2019. Effective as of October 1, 2019, the consulting agreement with Dr. Jensen was terminated.

Employment Agreements

We have entered into employment agreements with our named executive officers. For more information regarding the agreements with our named executive officers, see “Executive and Director Compensation—Executive Compensation Arrangements.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. For further information, see “Executive and Director Compensation—Limitations of Liability and Indemnification.”

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and certain of our directors as more fully described in the section entitled “Executive and Director Compensation.”

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of                    , 2020, by:

∎	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

∎	each of our named executive officers;

∎	each of our directors; and

∎	all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on                 shares of common stock outstanding as of                    , 2020, assuming the conversion of all outstanding shares of preferred stock into common stock. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of                , 2020 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is 200 Arsenal Yards Blvd, Suite 210, Watertown, MA 02472. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	SHARES OF COMMON STOCK BENEFICIALLY OWNED	PERCENTAGE OF COMMON STOCK BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER		BEFORE THIS OFFERING		AFTER THIS OFFERING
5% or Greater Stockholders			%		%
Entities Affiliated with Polaris Partners (1)
NanoDimension II, L.P. (2)
Entities Affiliated with Global Health Science Fund (3)
Elbrus Investments Pte. Ltd. (4)
Invus Public Equities, L.P. (5)
AIG DECO Fund I, LP (6)
Named Executive Officers and Directors
Armon Sharei, Ph.D. (7)
Teri Loxam (8)
Oliver Rosen, M.D. (9)
Zafrira Avnur, Ph.D. (3)(10)
Paul Bolno, M.D. (11)
Marc Elia (12)
Jonathan Fleming (13)
Pushkal Garg, M.D. (14)
Klavs F. Jensen, Ph.D. (15)
Eric Moessinger (2)(16)
Amy W. Schulman (1)(17)
All executive officers and directors as a group (14 persons) (18)

*	Less than 1%.

(1)	Consists of (i) shares of common stock issuable upon conversion of shares of convertible preferred stock held by Polaris Partners VII, L.P. (“PP VII”),(ii) shares of common stock issuable upon conversion of shares of convertible preferred stock held by Polaris Entrepreneurs’ Fund VII, L.P. (“PEF VII”) and (iii) shares of common stock issuable upon conversion of shares of convertible preferred stock held by LS Polaris Innovation Fund, L.P. (“LSPIF”). Polaris Management Co. VII, L.L.C. (“PMC VII”) is the general partner of each of PP VII and PEF VII. PMC VII may be deemed to have sole voting and dispositive power with respect to the shares owned by each of PP VII and PEF VII. David Barrett, Brian Chee, Amir Nashat and Bryce Youngren are the managing members of PMC VII (collectively, the “Managing Members”) and Ms. Schulman, a member of our Board of Directors, holds an interest in PMC VII. Each of the Managing Members and Ms. Schulman, in their respective capacities with respect to PMC VII, may be deemed to share voting and dispositive power with respect to the shares held by each of PP VII and PEF VII. LS Polaris Innovation Fund GP, L.L.C. (“LSPIF GP”), is the general partner of LSPIF and may be deemed to have sole voting and dispositive power with respect to the shares owned by LSPIF. Ms. Schulman, a member of our Board of Directors, is the sole managing member of LSPIF GP. Ms. Schulman may be deemed to have sole voting and dispositive power with respect to the shares held by LSPIF. LSPIF is a specialized affiliate fund of Polaris Partners and, through its general partner, LSPIF GP, is under separate management and control from PP VII and PEF VII. The address of each of PP VII, PEF VII and LSPIF is One Marina Park Drive, 10th Floor, Boston, Massachusetts 02210.
(2)	Consists of shares of common stock issuable upon conversion of shares of convertible preferred stock held directly by NanoDimension II, L.P. NanoDimension II GP Limited Partnership serves as the general partner of NanoDimension II Management Limited, which serves as the general partner of NanoDimension II, L.P. and owns no shares directly. Eric Moessinger is a partner at NanoDimension II GP Limited Partnership and shares voting and dispositive power over such shares. The address of such beneficial owners is c/o NanoDimension II Management Limited, Governor’s Square, Unit 3-213-6, P.O. Box 526 WB, 23, Lime Tree Bay Ave, Grand Cayman, KY1-1302, Cayman Islands.
(3)	Consists of shares of common stock issuable upon conversion of shares of convertible preferred stock held by Global Health Science Fund I, L.P. and shares of common stock issuable upon conversion of shares of convertible preferred stock held by Global Health Science Fund II, L.P. GHS Partnership L.P. is the general partner of Global Health Science Fund I, L.P. GHS Partnership II L.P. is the general partner of Global Health Science Fund II, L.P. GHS Partners Limited is the general partner of GHS Partnership L.P. and GHS Partnership II L.P. Zafrira Avnur, Ph.D., as a managing member of GHS Partners Limited, may be deemed to share voting and dispositive power over such shares. The address of such beneficial owners is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(4)	Consists of 1,076,310 shares of common stock issuable upon conversion shares of convertible preferred stock held by Elbrus Investments Pte. Ltd. (“Elbrus”). is the of Elbrus, and accordingly may be deemed to share voting and dispositive power over such shares. The address of such beneficial owner is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.
(5)	Consists of shares of common stock issuable upon conversion of shares of convertible preferred stock held by Invus Public Equities, L.P. Invus Public Equities Advisors, LLC as the general partner of Invus Public Equities, L.P., controls Invus Public Equities, L.P. and accordingly may be deemed to beneficially own the shares held by Invus Public Equities, L.P. The address of such beneficial owner is Clarendon House, 2 Church Street, Hamilton HM II, Bermuda.
(6)	Consists of shares of common stock issuable upon conversion of shares of convertible preferred stock held by AIG DECO Fund I, LP (“DECO”). AIG DECO Fund I GP (“GP”) is the general partner of DECO. AIG Fund GP Holdings, LLC (“GP Holdings”) is the managing member of GP. AIG Capital Corporation (“AIG”) is the managing member of GP Holdings. GP, GP Holdings and AIG accordingly may be deemed to share voting and dispositive power over such shares. The address of such beneficial owner is 80 Pine Street, New York, NY 10005.
(7)	Includes shares which are exercisable within 60 days of , 2020.
(8)	Includes shares which are exercisable within 60 days of , 2020.
(9)	Includes shares which are exercisable within 60 days of , 2020.
(10)	Includes shares which are exercisable within 60 days of , 2020.
(11)	Includes shares which are exercisable within 60 days of , 2020.
(12)	Includes shares which are exercisable within 60 days of , 2020.
(13)	Includes shares which are exercisable within 60 days of , 2020.
(14)	Includes shares which are exercisable within 60 days of , 2020.
(15)	Includes shares which are exercisable within 60 days of , 2020.
(16)	Includes shares which are exercisable within 60 days of , 2020.
(17)	Includes shares which are exercisable within 60 days of , 2020.
(18)	Consists of (i) shares of common stock and (ii) shares of common stock which are exercisable within 60 days of , 2020.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes some of the terms of our restated certificate of incorporation and restated bylaws, each of which will become effective upon the closing of this offering, the investors’ rights agreement and of the General Corporation Law of the State of Delaware. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation, restated bylaws and amended and restated investors’ rights agreement, copies of which have been or will be filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the General Corporation Law of the State of Delaware. The description of our common stock and preferred stock reflects changes to our capital structure that will occur upon the closing of this offering.

Following the closing of this offering, our authorized capital stock will consist of                 shares of common stock, par value $0.001 per share, and                 shares of preferred stock, par value $0.001 per share.

As of                , 2020, there were      shares of our common stock outstanding and             shares of our common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock in connection with this offering, held of record by             stockholders.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Subject to the supermajority votes for some matters, other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our restated certificate of incorporation and restated bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our restated certificate of incorporation. See below under “—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws—Amendment of Charter Provisions.” Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of                    , 2020, options to purchase                  shares of our common stock were outstanding under our Existing Plan, of which         were exercisable and of which         were unvested as of that date.

Warrants

As of                    , 2020, a warrant to purchase an aggregate of 1,936 shares of our common stock was outstanding, with an exercise price of $2.22 per share. On October 15, 2015, we issued this warrant to Silicon Valley Bank, or SVB, in connection with a loan and security agreement between us and SVB, which was terminated and refinanced in July 2016. Pursuant to the terms of the warrant, the number of shares for which the warrant is exercisable is determined by the total principal amount of loans made under the loan and security agreement. Based on the total principal amount of loans made under the loan and security agreement prior to its termination, the warrant is exercisable for a maximum of 1,936 shares. If unexercised, this warrant will expire on October 20, 2025.

The warrant will neither expire nor be automatically exercised upon the closing of this offering. The warrant provides that the holder thereof may elect to exercise the warrant on a net “cashless” basis at any time prior to the expiration thereof. Assuming the closing of this offering occurs, the fair market value of one share of our common stock in connection with any cashless exercise shall be the closing price or last sale price per share of our common stock on the             or other public trading market on which our common stock is traded on the business day immediately prior to the date the holder elects to exercise the warrant on a cashless basis.

Registration Rights

Holders of                  shares of our common stock are entitled to certain rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to an amended and restated investors’ rights agreement by and among us and certain of our stockholders, until the rights otherwise terminate pursuant to the terms of the investors’ rights agreement. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Form S-1 Registration Rights

If at any time beginning 180 days after the closing date of this offering the holders of at least 20% of the registrable securities then outstanding request in writing that we effect a registration with respect to at least 40% of the registrable securities then outstanding (or a lesser percent if the anticipated aggregate offering price that would exceed $15,000,000), net of expenses, we may be required to register their shares. We are obligated to effect at most two registrations in response to these demand registration rights. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time after this offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Form S-3 Registration Rights

If, at any time after we become entitled under the Securities Act to register our shares on a registration statement on Form S-3, the holders of at least 10% of the registrable securities then outstanding request in writing that we effect a registration with respect to the registrable securities of such holders at an aggregate price to the public in the offering of at least $3,000,000, we will be required to effect such registration; provided, however, that we will not be required to effect such a registration if, within any twelve month period, we have already effected two registrations on Form S-3 for the holders of registrable securities.

Expenses and Indemnification

Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling securityholders (not to exceed $50,000) and blue sky fees and expenses. Additionally, we have agreed to indemnify selling stockholders for damages, and any legal or other expenses reasonably incurred, arising from or based upon any untrue statement of a material fact contained in any registration statement, an omission or alleged omission to state a material fact in any registration statement or necessary to make the statements therein not misleading, or any violation or alleged violation by the indemnifying party of securities laws, subject to certain exceptions.

Termination of Registration Rights

Each of the foregoing registration rights terminate upon the earlier of five years after the effective date of the registration statement of which this prospectus is a part, the closing of a deemed liquidation event, as defined in our current certificate of incorporation, or as to any holder at such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holders shares without limitation during a three-month period without registration.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our restated certificate of incorporation and our restated bylaws could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to                 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board Composition and Election of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine; provided that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, Exchange Act, or the rules and regulations thereunder. Our restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock and the provision prohibiting cumulative voting, would require approval by holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote thereon.

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                  .

Stock Exchange Listing

We intend to apply to have our common stock listed on                under the symbol “SQZ.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of common stock, assuming the issuance of                  shares of common stock offered by us in this offering, the automatic conversion of all outstanding shares of our preferred stock into                  shares of our common stock and no exercise of options after                , 2020. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining                  shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, we estimate that approximately                 shares will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

In addition, of the                  shares of our common stock that were subject to stock options outstanding as of                , 2020, options to purchase             shares of common stock were vested as of                , 2020 and, upon exercise, these shares will be eligible for sale subject to the lock–up agreements described below and Rules 144 and 701 under the Securities Act.

Lock-Up Agreements

We and each of our directors and executive officers and holders of substantially all of our outstanding capital stock, have agreed that, without the prior written consent of Jefferies LLC, we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus, sell, offer to sell, contract to sell or lend, effect any short sale or establish or increase a “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) or liquidate or decrease any “call equivalent position” (as defined in Rule 16a-1(b) under the Exchange Act), pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of, in each case whether effected directly or indirectly, any shares of our common stock, or any options or warrants or other rights to acquire such shares or any securities exchangeable or exercisable for or convertible into such shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into such shares, currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by us, them and certain family members of them; enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of such shares or related securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise; make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any such shares or related securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration; or publicly announce any intention to do any of the foregoing.

Upon the expiration of the applicable lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

∎	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

∎	the average weekly trading volume in our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and             concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of                  shares of common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our preferred stock upon the closing of this offering, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

∎	U.S. expatriates and former citizens or long-term residents of the United States;

∎	persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

∎	banks, insurance companies, and other financial institutions;

∎	brokers, dealers, or traders in securities;

∎	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

∎	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

∎	tax-exempt organizations or governmental organizations;

∎	persons deemed to sell our common stock under the constructive sale provisions of the Code;

∎	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

∎	tax-qualified retirement plans;

∎	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

∎	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

∎	an individual who is a citizen or resident of the United States;

∎	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

∎	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

∎

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

∎

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

∎	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

∎	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds. Taxpayers, including withholding agents, may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                  , 2020, among us and Jefferies LLC, Stifel, Nicolaus & Company, Incorporated and UBS Securities LLC, as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
Stifel, Nicolaus & Company, Incorporated
UBS Securities LLC
BTIG LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority except sales to accounts over which they have discretionary authority to exceed    % of the common stock being offered.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $                per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $                per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the initial public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Initial public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $                . We have agreed to reimburse the underwriters for certain of their expenses incurred in connection with this offering in an amount not to exceed $                .

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We intend to apply to have our common stock listed on                  under the trading symbol “SQZ.”

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                shares from us at the initial public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock have agreed, subject to specified exceptions, not to directly or indirectly:

∎

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

∎

otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

∎	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on             in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriter and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of its affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and certain of its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

Notice to Prospective Investors in EEA

In relation to each member state of the European Economic Area which has implemented the Prospectus Regulation (each, a “Relevant Member State”), no offer of shares of our common stock which are the subject of the offering contemplated by this prospectus supplement has been or will be made to the public in that Relevant Member State, except that with effect from and including the Relevant Implementation Date, an offer of such shares of our common stock may be made to the public in that Relevant Member State:

∎	to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

∎

to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Regulation, subject to obtaining the prior consent of the representatives of the underwriters; or

∎

in any other circumstances falling within Article 3(2) of the Prospectus Regulation, provided that no such offer of shares of our common stock shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 16 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Relevant

Member State by any measure implementing the Prospectus Regulation in that Relevant Member State, and the expression “Prospectus Regulation” means Prospectus Regulation (EU) 2017/1129 (and amendments thereto, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

No shares of our common stock have been offered or sold, and no shares of our common stock may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) or the Securities and Futures Ordinance (Cap. 571) of Hong Kong. No document, invitation or advertisement relating to the shares of our common stock has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus supplement has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus supplement may not be issued, circulated or distributed in Hong Kong, and the shares of our common stock may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares of our common stock will be required, and is deemed by the acquisition of the shares of our common stock, to confirm that he is aware of the restriction on offers of the shares of our common stock described in this prospectus supplement and the relevant offering documents and that he is not acquiring, and has not been offered any shares of our common stock in circumstances that contravene any such restrictions.

Notice to Prospective Investors in Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any shares of our common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from S-30 the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares of our common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospect supplement nor any other offering or marketing material relating to the shares of our common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to the offering, the Company or the shares of our common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with and the offer of shares of our common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA) and the offer of shares of our common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of our common stock.

Notice to Prospective Investors in Canada

(A) Resale Restrictions

The distribution of shares of our common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these shares of our common stock are made. Any resale of the shares of our common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of our common stock.

(B) Representations of Canadian Purchasers

By purchasing shares of our common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎

the purchaser is entitled under applicable provincial securities laws to purchase the shares of our common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus Exemptions;

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations;

∎	where required by law, the purchaser is purchasing as principal and not as agent; and

∎	the purchaser has reviewed the text above under Resale Restrictions.

(C) Conflicts of Interest

Canadian purchasers are hereby notified that each of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 — Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

(D) Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

(E) Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

(F) Taxation and Eligibility for Investment

Canadian purchasers of shares of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of our common stock in their particular circumstances and about the eligibility of the shares of our common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP. Certain legal matters will be passed upon for the underwriters by Goodwin Procter LLP. Investment funds affiliated with Latham & Watkins LLP and certain attorneys of the firm own shares of our convertible preferred stock which will be converted into less than 1% of our common stock prior to the completion of this offering.

EXPERTS

The financial statements as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On October 11, 2018, we dismissed Katz, Nannis + Solomon, P.C., or KN+S, as our independent accountants. Our board of directors approved the decision to change our independent public accounting firm. On May 6, 2019, we engaged PricewaterhouseCoopers LLP as our new independent registered public accounting firm to audit our consolidated financial statements as of and for the year ended December 31, 2018 and to reaudit our financial statements as of and for the year ended December 31, 2017, which had previously been audited by KN+S.

The report of KN+S on our financial statements as of and for the year ended December 31, 2017 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years preceding our dismissal of KN+S and the subsequent interim period through October 11, 2018, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) with KN+S on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KN+S, would have caused KN+S to make reference to the subject matter of the disagreements in its report on our financial statements as of and for the year ended December 31, 2017. During the two most recent fiscal years preceding our dismissal of KN+S and the subsequent interim period through October 11, 2018, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto).

We provided KN+S with a copy of the foregoing disclosure and requested that KN+S furnish us with a letter addressed to the SEC stating whether KN+S agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter, dated                    , 2020, furnished by KN+S in response to that request, is filed as Exhibit 16.1 to the registration statement of which this prospectus is a part.

During the two years ended December 31, 2018 and the subsequent interim period through May 6, 2019, when we engaged PricewaterhouseCoopers LLP, we did not consult with PricewaterhouseCoopers LLP with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that PricewaterhouseCoopers LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any other matter that was the subject of a disagreement or a reportable event (each as defined above).

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Securities and Exchange Commission maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of SQZ Biotechnologies Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SQZ Biotechnologies Company and its subsidiary (the “Company”) as of December 31, 2019 and 2018 and the related consolidated statements of operations and comprehensive loss, of convertible preferred stock and stockholders’ deficit and of cash flows for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

July 20, 2020

We have served as the Company’s auditor since 2019.

SQZ BIOTECHNOLOGIES COMPANY

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	DECEMBER 31,		JUNE 30, 2020	PRO FORMA JUNE 30, 2020
	2018	2019
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$59,570	$39,255	$114,646	$114,646
Marketable securities	47,343	59,027	16,084	16,084
Accounts receivable	865	1,874	1,838	1,838
Prepaid expenses and other current assets	1,035	1,662	1,421	1,421

Total current assets	108,813	101,818	133,989	133,989
Property and equipment, net	4,429	5,163	4,126	4,126
Restricted cash	2,305	2,319	2,305	2,305
Operating lease right-of-use assets	—	43,050	37,155	37,155

Total assets	$115,547	$152,350	$177,575	$177,575

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,087	$2,796	$2,771	$2,771
Accrued expenses	3,739	7,061	4,334	4,334
Current portion of deferred revenue	16,504	18,982	31,514	31,514
Current portion of operating lease liabilities	—	9,444	9,734	9,734

Total current liabilities	21,330	38,283	48,353	48,353
Deferred revenue, net of current portion	29,219	21,846	20,778	20,778
Deferred rent, net of current portion	1,282	—	—	—
Operating lease liabilities, net of current portion	—	32,887	25,805	25,805
Other liabilities	855	740	848	848

Total liabilities	52,686	93,756	95,784	95,784

Commitments and contingencies (Note 12)
Convertible preferred stock (Series Seed, A, B, C and D), $0.001 par value; 12,057,951, 16,670,802 and 17,044,139 shares authorized at December 31, 2018 and 2019 and June 30, 2020 (unaudited), respectively; 12,006,791, 13,869,027 and 16,904,219 shares issued and outstanding at December 31, 2018 and 2019 and June 30, 2020 (unaudited), respectively; liquidation preference of $127,348 and $169,648 at December 31, 2019 and June 30, 2020 (unaudited), respectively; no shares issued or outstanding, pro forma at June 30, 2020 (unaudited)	106,401	132,109	174,357	—

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 18,500,000, 23,700,000 and 24,000,000 shares authorized at December 31, 2018 and 2019 and June 30, 2020 (unaudited), respectively; 1,606,010, 1,649,941 and 1,667,634 shares issued and outstanding at December 31, 2018 and 2019 and June 30, 2020 (unaudited), respectively; 18,571,853 shares issued and outstanding, pro forma at June 30, 2020 (unaudited)	2	2	2	19
Additional paid-in capital	508	2,701	4,186	178,526
Accumulated other comprehensive income (loss)	(4)	30	63	63
Accumulated deficit	(44,046)	(76,248)	(96,817)	(96,817)

Total stockholders’ equity (deficit)	(43,540)	(73,515)	(92,566)	81,791

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$115,547	$152,350	$177,575	$177,575

The accompanying notes are an integral part of these consolidated financial statements.

SQZ BIOTECHNOLOGIES COMPANY

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(unaudited)
Revenue:
Collaboration revenue	$11,539	$19,318	$9,024	$12,390
Grant revenue	1,130	791	660	—

Total revenue	12,669	20,109	9,684	12,390

Operating expenses:
Research and development	24,379	36,102	17,840	23,905
General and administrative	8,694	18,272	7,120	9,527

Total operating expenses	33,073	54,374	24,960	33,432

Loss from operations	(20,404)	(34,265)	(15,276)	(21,042)

Other income (expense):
Interest income	978	2,070	1,219	477
Interest expense	(59)	—	—	—
Other income (expense), net	235	(7)	(3)	(4)

Total other income, net	1,154	2,063	1,216	473

Net loss	(19,250)	(32,202)	(14,060)	(20,569)
Accretion of redeemable convertible preferred stock to redemption value	(984)	—	—	—

Net loss attributable to common stockholders	$(20,234)	$(32,202)	$(14,060)	$(20,569)

Net loss per share attributable to common stockholders, basic and diluted	$(13.43)	$(19.89)	$(8.80)	$(12.46)

Weighted-average common shares outstanding, basic and diluted	1,506,822	1,618,717	1,597,352	1,650,852

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(2.35)		$(1.21)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)		13,686,732		17,015,732

Comprehensive loss:
Net loss	$(19,250)	$(32,202)	$(14,060)	$(20,569)
Other comprehensive income (loss):
Unrealized gains (losses) on marketable securities, net of tax of $0	(1)	34	44	33

Comprehensive loss	$(19,251)	$(32,168)	$(14,016)	$(20,536)

The accompanying notes are an integral part of these consolidated financial statements.

SQZ BIOTECHNOLOGIES COMPANY

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share amounts)

	CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT
Balances at December 31, 2017	5,996,651	$34,314	1,574,195	$2	$—	$(3)	$(23,983)	$(23,984)
Issuance of Series C convertible preferred stock, net of issuance costs of $150	5,750,812	68,029	—	—	—	—	—	—
Conversion of convertible promissory note into Series C convertible preferred stock	259,328	3,074	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	46,190	—	89	—	—	89
Accretion of redeemable convertible preferred stock to redemption value	—	984	—	—	(171)	—	(813)	(984)
Stock-based compensation expense	—	—	—	—	590	—	—	590
Forfeiture of unvested restricted stock awards	—	—	(14,375)	—	—	—	—	—
Net loss	—	—	—	—	—	—	(19,250)	(19,250)
Unrealized losses on marketable securities, net of tax of $0	—	—	—	—	—	(1)	—	(1)

Balances at December 31, 2018	12,006,791	106,401	1,606,010	2	508	(4)	(44,046)	(43,540)
Issuance of Series D convertible preferred stock, net of issuance costs of $245	1,862,236	25,708	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	43,931	—	85	—	—	85
Stock-based compensation expense	—	—	—	—	2,108	—	—	2,108
Net loss	—	—	—	—	—	—	(32,202)	(32,202)
Unrealized gains on marketable securities, net of tax of $0	—	—	—	—	—	34	—	34

Balances at December 31, 2019	13,869,027	132,109	1,649,941	2	2,701	30	(76,248)	(73,515)
Issuance of Series D convertible preferred stock, net of issuance costs of $43	3,035,192	42,248	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	17,693	—	33	—	—	33
Stock-based compensation expense	—	—	—	—	1,452	—	—	1,452
Net loss	—	—	—	—	—	—	(20,569)	(20,569)
Unrealized gains on marketable securities, net of tax of $0	—	—	—	—	—	33	—	33

Balances at June 30, 2020 (unaudited)	16,904,219	$174,357	1,667,634	$2	$4,186	$63	$(96,817)	$(92,566)

The accompanying notes are an integral part of these consolidated financial statements.

SQZ BIOTECHNOLOGIES COMPANY

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share amounts)

(Unaudited)

	CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT
Balances at December 31, 2018	12,006,791	$106,401	1,606,010	$2	$508	$(4)	$(44,046)	$(43,540)
Issuance of common stock upon exercise of stock options	—	—	22,864	—	44	—	—	44
Stock-based compensation expense	—	—	—	—	969	—	—	969
Net loss	—	—	—	—	—	—	(14,060)	(14,060)
Unrealized gains on marketable securities, net of tax of $0	—	—	—	—	—	44	—	44

Balances at June 30, 2019	12,006,791	$106,401	1,628,874	$2	$1,521	$40	$(58,106)	$(56,543)

The accompanying notes are an integral part of these consolidated financial statements.

SQZ BIOTECHNOLOGIES COMPANY

Consolidated Statements of Cash Flows

(In thousands)

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(unaudited)
Cash flows from operating activities:
Net loss	$(19,250)	$(32,202)	$(14,060)	$(20,569)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	1,067	1,384	657	677
Amortization of operating lease right-of-use assets	—	2,972	231	4,643
Stock-based compensation expense	590	2,108	969	1,452
Accretion of discounts on marketable securities	(460)	(970)	(650)	(24)
Loss on disposal of property and equipment	—	51	51	—
Loss on termination of operating lease	—	—	—	108
Changes in operating assets and liabilities:
Accounts receivable	(365)	(1,009)	(1,434)	36
Prepaid expenses and other current assets	(724)	(628)	(2,150)	241
Accounts payable	434	1,709	1,806	(25)
Accrued expenses	2,232	3,381	2,116	(2,690)
Deferred revenue	36,950	(4,895)	3,400	11,464
Deferred rent	(232)	—	—	—
Operating lease liabilities	—	(5,275)	(442)	(4,292)
Other liabilities	855	(117)	—	108

Net cash provided by (used in) operating activities	21,097	(33,491)	(9,506)	(8,871)

Cash flows from investing activities:
Purchases of property and equipment	(1,305)	(2,168)	(1,300)	(788)
Purchases of marketable securities	(74,905)	(115,880)	(61,019)	—
Sales and maturities of marketable securities	39,250	105,200	51,600	43,000

Net cash provided by (used in) investing activities	(36,960)	(12,848)	(10,719)	42,212

Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs paid in the period	68,029	25,953	—	42,248
Payments of issuance costs of convertible preferred stock issued in prior period	—	—	—	(245)
Proceeds from exercise of stock options	89	85	44	33

Net cash provided by financing activities	68,118	26,038	44	42,036

Net increase (decrease) in cash, cash equivalents and restricted cash	52,255	(20,301)	(20,181)	75,377
Cash, cash equivalents and restricted cash at beginning of period	9,620	61,875	61,875	41,574

Cash, cash equivalents and restricted cash at end of period	$61,875	$41,574	$41,694	$116,951

Supplemental disclosure of non-cash investing and financing activities:
Conversion of convertible promissory note and accrued interest into Series C convertible preferred stock	$3,074	$—	$—	$—
Accretion of redeemable convertible preferred stock to redemption value	$984	$—	$—	$—
Purchases of property and equipment included in accrued expenses at end of period	$—	$—	$—	$208
Lease assets obtained in exchange for operating lease liabilities	$—	$43,326	$—	$886
Issuance costs for convertible preferred stock included in accrued expenses at end of period	$—	$245	$—	$—
Deferred offering costs included in accrued expenses at end of period	$—	$—	$—	$7

The accompanying notes are an integral part of these consolidated financial statements.

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

1. Nature of the Business and Basis of Presentation

SQZ Biotechnologies Company (the “Company”) is a clinical-stage biotechnology company developing cell therapies for patients with cancer, infectious diseases and other serious conditions. The Company uses its proprietary technology, Cell Squeeze, to physically squeeze cells through a microfluidic chip, temporarily opening the cell membrane and enabling biologic material of interest, or cargo, to diffuse into the cell. The Company is using Cell Squeeze to create multiple cell therapy platforms focused on directing specific immune responses. The Company was incorporated in March 2013 under the laws of the State of Delaware.

The Company is subject to a number of risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, the ability to obtain additional financing, protection of proprietary technology, dependence on key personnel, the ability to attract and retain qualified employees, compliance with government regulations, the impact of the COVID-19 coronavirus, and the clinical and commercial success of its product candidates. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s drug development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The accompanying consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business. Through December 31, 2019 and June 30, 2020 (unaudited), the Company has funded its operations primarily with proceeds from sales of convertible preferred stock, payments received in connection with collaboration agreements and proceeds from borrowings under a convertible promissory note, which converted into shares of convertible preferred stock. The Company has incurred recurring losses since inception, including net losses of $32.2 million for the year ended December 31, 2019 and $20.6 million for the six months ended June 30, 2020 (unaudited). As of December 31, 2019 and June 30, 2020 (unaudited), the Company had an accumulated deficit of $76.2 million and $96.8 million, respectively. The Company expects to continue to generate operating losses in the foreseeable future. As of July 20, 2020, the issuance date of the annual consolidated financial statements for the year ended December 31, 2019, the Company expected that its cash, cash equivalents and marketable securities, including the $42.3 million of gross proceeds it received in January, February, May and June 2020 from the sale of Series D convertible preferred stock (see Notes 8 and 18), would be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months from the issuance date of the annual consolidated financial statements. As of August 27, 2020 (unaudited), the issuance date of the interim consolidated financial statements for the six months ended June 30, 2020, the Company expects that its cash, cash equivalents and marketable securities will be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months from the issuance date of the interim consolidated financial statements.

The Company is seeking to complete an initial public offering (“IPO”) of its common stock. Upon the completion of a qualified public offering on specified terms, the Company’s outstanding convertible preferred stock will automatically convert into shares of common stock (see Note 8).

In the event the Company does not complete an IPO, the Company expects to seek additional funding through private equity financings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into additional collaborations or other arrangements. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. If the Company is unable to obtain funding, the Company would be forced to delay, scale back or discontinue some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

Impact of the COVID-19 Coronavirus

In December 2019, a novel strain of coronavirus, which causes the disease known as COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 coronavirus has spread globally. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic and the U.S. government imposed travel restrictions on travel between the United States, Europe and certain other countries. The outbreak and government measures taken in response have had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred, supply chains have been disrupted, and facilities and production have been suspended. The future progression of the pandemic and its effects on the Company’s business and operations are uncertain.

The COVID-19 pandemic has impacted and may continue to impact personnel at third-party manufacturing facilities or the availability or cost of materials, which would disrupt the Company’s supply chain, and it may affect the Company’s ability to timely complete its ongoing Phase 1 clinical trial of SQZ-PBMC-HPV and delay the initiation of any future clinical trials, disrupt regulatory activities or have other adverse effects on its business and operations. For example, the Company has experienced delays in receiving supplies of raw materials for its preclinical activities due to the impact of COVID-19 on its suppliers’ ability to timely manufacture these materials, and it has experienced an increase in the transportation cost of its product candidates due to the decreased availability of commercial flights. In addition, two of the Company’s clinical trial sites have not enrolled patients due to the COVID-19 pandemic, and the Company is unable to predict when they will begin to enroll patients. Further, some staff that are required to conduct certain testing, such as biopsies, at the Company’s clinical sites have been required to stay at home or have been reallocated to other activities, resulting in such tests not being performed or being delayed. The pandemic has already caused significant disruptions in the financial markets, and may continue to cause such disruptions, which could impact the Company’s ability to raise additional funds to support its operations. Moreover, the pandemic has significantly impacted economies worldwide and could result in adverse effects on the Company’s business and operations.

The Company is monitoring the potential impact of the COVID-19 pandemic on its business and financial statements. To date, the Company has not incurred impairment losses in the carrying values of its assets as a result of the pandemic and it is not aware of any specific related event or circumstance that would require it to revise its estimates reflected in these consolidated annual or interim financial statements. The extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations, financial condition and liquidity, including planned and future clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19, the actions taken to contain or treat it, and the duration and intensity of the related effects.

Basis of Presentation

The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, SQZ Biotechnologies Security Corporation. All intercompany accounts and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, revenue recognition, the accrual of research and development expenses, the valuation of common stock and the valuation of stock-based awards. The Company bases its estimates on

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates as there are changes in circumstances, facts and experience. Actual results may differ from those estimates or assumptions.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of June 30, 2020 and the consolidated statements of operations and comprehensive loss, of cash flows and of convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2019 and 2020 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2020 and the results of its operations and its cash flows for the six months ended June 30, 2019 and 2020. The financial data and other information disclosed in these notes related to the six months ended June 30, 2019 and 2020 are also unaudited. The results for the six months ended June 30, 2020 are not necessarily indicative of results to be expected for the year ending December 31, 2020, any other interim periods, or any future year or period.

Unaudited Pro Forma Information

The accompanying unaudited pro forma consolidated balance sheet as of June 30, 2020 has been prepared to give effect, upon the closing of a qualified IPO, to the automatic conversion of all outstanding shares of convertible preferred stock into 16,904,219 shares of common stock as if the proposed IPO had occurred on June 30, 2020.

In the accompanying consolidated statements of operations and comprehensive loss, the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 and the six months ended June 30, 2020 have been prepared to give effect, upon the closing of a qualified IPO, to the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the convertible preferred stock.

Concentrations of Credit Risk and of Significant Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable and cash and cash equivalents. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As of December 31, 2019 and June 30, 2020 (unaudited), all of the Company’s accounts receivable were related to its collaboration agreements with Roche (see Note 14).

The Company relies, and expects to continue to rely, on a small number of vendors to manufacture supplies and to process its product candidates for its development programs. These programs could be adversely affected by a significant interruption in the manufacturing process or supply chain.

Cash Equivalents

The Company considers all highly liquid investments in marketable securities with original maturities of three months or fewer at the date of purchase to be cash equivalents.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction of the carrying value of the preferred stock or in stockholder’s equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs would be expensed immediately as a charge to operating expenses in the statements of operations and comprehensive loss. There were no deferred offering costs as of December 31, 2018 and 2019. As of June 30, 2020 (unaudited), deferred offering costs of less than $0.1 million were recorded in the consolidated balance sheet.

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

Accounts Receivable Allowance

Accounts receivable are presented net of an allowance for doubtful accounts, which is an estimate of amounts that may not be collectible. The Company performs ongoing evaluations of its accounts receivable and, if necessary, provides an allowance for doubtful accounts and expected losses. The Company writes off accounts receivable against the allowance when it determines a balance is uncollectible and no longer actively pursues collection of the receivable.

As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), the Company had no allowance for doubtful accounts. During the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020 (unaudited), the Company did not record any provisions for doubtful accounts and did not write off any accounts receivable balances.

Restricted Cash

As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), the Company maintained letters of credit totaling $2.3 million for the benefit of the landlords of its leased properties. The Company was required to maintain separate cash balances of $2.3 million to secure the letters of credit. The Company classified these separate cash balances of $2.3 million as restricted cash (non-current) in the consolidated balance sheets as of December 31, 2018 and 2019 and June 30, 2020 (unaudited) based on the release dates of the restrictions on this cash. As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), the cash, cash equivalents and restricted cash of $61.9 million, $41.6 million and $117.0 million, respectively, presented in the consolidated statements of cash flows included cash and cash equivalents of $59.6 million, $39.3 million and $114.6 million, respectively, and restricted cash of $2.3 million for each of the years ended December 31, 2018 and 2019 and the six months ended June 30, 2020 (unaudited).

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset as follows:

ESTIMATED USEFUL LIFE
Machinery and equipment	3 to 5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of term of lease or 7 years

Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated in accordance with the above guidelines once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. The Company continually evaluates long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares the carrying values of the asset group to the expected future undiscounted cash flows that the asset group is expected to generate from the use and eventual disposition of the long-lived asset group. An impairment loss would be recognized in loss from operations when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. If such asset group is considered to be impaired, the impairment loss to be recognized would be based on the excess of the carrying value of the impaired asset group over its fair value. The Company did not recognize any impairment losses on long-lived assets during the years ended December 31, 2018 or 2019 or the six months ended June 30, 2019 or 2020 (unaudited).

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

∎	Level 1—Quoted prices in active markets for identical assets or liabilities.

∎

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

∎

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The fair value of the Company’s cash equivalents and marketable securities are determined according to the fair value hierarchy described above (see Note 3). The carrying values of the Company’s accounts receivable, unbilled receivables, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.

Marketable Securities

The Company’s marketable debt securities are classified as available-for-sale and are carried at fair value, with unrealized gains and losses reported, net of tax, as a component of accumulated other comprehensive income (loss) in stockholders’ equity (deficit). Realized gains and losses and declines in value determined to be other-than-temporary are based on the specific identification method and are included as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss. Unrealized gains and losses recognized in other comprehensive income (loss) were immaterial for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020 (unaudited). Realized gains or losses recognized in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020 (unaudited) were also immaterial.

The Company evaluates its marketable securities with unrealized losses for other-than-temporary impairment. When assessing marketable securities for other-than-temporary declines in value, the Company considers such factors as, among other things, how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, the Company’s ability and intent to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value and market conditions in general. If any adjustment to fair value reflects a decline in the value of the investment that the Company considers to be “other than temporary,” the Company reduces the investment to fair value through a charge to the consolidated statement of operations and comprehensive loss. No such adjustments were necessary during the periods presented.

Leases

Prior to January 1, 2019, the Company accounted for leases under Accounting Standards Codification (“ASC”) 840, Leases (“ASC 840”). The Company recorded monthly rent expense on a straight-line basis, equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid was charged to deferred rent.

The Company adopted ASC 842, Leases (“ASC 842”), effective January 1, 2019 using the modified retrospective transition method. Under this method, financial statements for reporting periods after adoption are presented in accordance with ASC 842 and prior-period financial statements continue to be presented in accordance with ASC 840, the accounting standard originally in effect for such periods.

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

The Company has operating leases for office space as well as a contract for manufacturing under which the Company has a dedicated suite. The Company may enter into similar arrangements in the future. Under ASC 842, the Company determines whether such arrangements contain a lease at the inception of a contract by assessing whether there is an identified asset and whether a contract conveys the right to control the use of the identified asset in exchange for consideration and the right to obtain the economic benefits from the use of the identified asset.

Upon commencement of an identified lease, the Company records a right-of-use asset, which represents the Company’s right to use the underlying asset for the lease term, and records a lease liability, which represents the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at commencement date of the lease based on the present value of the future minimum lease payments over the lease term. Lease payments are discounted at the lease commencement date using the rate implicit in the lease, unless that rate is not readily determinable. As most of the Company’s leases do not provide an implicit rate, the Company determines an incremental borrowing rate, which represents an internally estimated rate that would be incurred by the Company to borrow, on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment, based on the information available at the commencement date of each lease in determining the present value of the future minimum lease payments. The determination of the incremental borrowing rate is a significant management judgment, which is based on an analysis that includes the credit rating of the Company, geographical risk, and U.S. Treasury and corporate bond yields. The incremental borrowing rate at January 1, 2019 (the Company’s adoption date of ASC 842) was used to calculate the present value of the Company’s lease portfolio as of that date.

After lease commencement and the establishment of a right-of-use asset and operating lease liability, lease expense is recorded on a straight-line basis over the lease term. In connection with its adoption of ASC 842, the Company did not reassess (i) whether any expired or existing contracts contained leases, (ii) the lease classification for any expired or existing leases and (iii) any initial direct costs for any existing leases.

As permitted by ASC 842, leases with an initial term of 12 months or fewer are not recorded in the consolidated balance sheets.

The Company often enters into contracts that contain both lease and non-lease components. Non-lease components include real estate taxes, insurance, maintenance, utilities and other operating costs. Subsequent to the Company’s adoption of ASC 842 as of January 1, 2019, the Company combines the lease and non-lease components of fixed costs in its lease arrangements as a single component. Variable costs, such as utilities or maintenance costs, are not included in the measurement of right-of-use assets and lease liabilities, but rather are expensed when the event determining the amount of variable consideration to be paid occurs.

The Company’s lease terms often include renewal options. The amounts determined for the Company’s right-of-use assets and lease liabilities generally do not assume that any renewal options or any early-termination provisions, if any, are exercised, unless it is reasonably certain that the Company will exercise such options.

Classification and Accretion of Convertible Preferred Stock

The Company’s Series Seed, Series A, Series B, Series C and Series D convertible preferred stock are classified outside of stockholders’ equity (deficit) because the holders of such shares have liquidation rights in the event of a deemed liquidation that, in certain situations, is not solely within the control of the Company.

Until May 2018, the carrying values of the Company’s Series A and Series B redeemable convertible preferred stock were being accreted to its redemption value from the date of issuance of such shares through the earliest required redemption date. However, in connection with the issuance of Series C convertible preferred stock in May 2018, the holders of Series A and Series B convertible preferred stock agreed to remove the redemption rights of the Series A and Series B redeemable convertible preferred stock, including rights to specified accruing interest (see Note 8), and as a result, the Company ceased recording adjustments to the carrying value of its outstanding convertible preferred stock for accretion to redemption value.

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

Segment Information

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company is developing methods of engineering cell function and therapies for the treatment of patients across a range of indications. The Company has determined that its chief operating decision maker is its Chief Executive Officer. The Company’s chief operating decision maker reviews the Company’s financial information on a consolidated basis for purposes of allocating resources and assessing financial performance.

All of the Company’s tangible assets are held in the United States, and all of the Company’s collaboration revenue is derived from its collaboration partner headquartered in Switzerland.

Revenue Recognition for License and Collaboration Arrangements

Effective January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), using the full retrospective method. Under this method, results for reporting periods beginning after January 1, 2017 are presented in accordance with ASC 606. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards.

Under ASC 606, the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract, determines which goods or services are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when, or as, that performance obligation is satisfied.

The Company enters into licensing arrangements that are within the scope of ASC 606, under which it may exclusively license to third parties rights to research, develop, manufacture and commercialize its product candidates. The terms of these arrangements typically include payment to the Company of one or more of the following: nonrefundable, upfront license fees; reimbursement of certain costs; customer option exercise fees; development, regulatory and sales milestone payments; and royalties on net sales of licensed products. The payment terms under the Company’s existing licensing arrangements are 60 days.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its arrangements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the assessment of the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when, or as, the Company satisfies each performance obligation. As part of the accounting for these arrangements, the Company must use significant judgment to determine: (a) the performance obligations based on the determination under step (ii) above; (b) the transaction price under step (iii) above; and (c) the standalone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above. The Company also uses judgment to determine whether milestone payments or other variable consideration, except for royalties and sales-based milestones, should be included in the transaction price, as described below. The transaction price is allocated to each performance obligation based on the relative standalone selling price of each performance obligation in the contract, and the Company recognizes revenue based on those amounts when, or as, the performance obligations under the contract are satisfied.

The standalone selling price is the price at which an entity would sell a promised good or service separately to a customer. Management estimates the standalone selling price of each of the identified performance obligations in

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

the Company’s customer contracts, maximizing the use of observable inputs. Because the Company has not sold the same goods or services in its contracts separately to any customers on a standalone basis and there are no similar observable transactions in the marketplace, the Company estimates the standalone selling price of each performance obligation in its customer arrangements based on its estimate of costs to be incurred to fulfil its obligations associated with the performance, plus a reasonable margin.

The Company has determined that its only contract liability under ASC 606 is deferred revenue. Amounts received prior to revenue recognition are recorded as deferred revenue in the consolidated balance sheets. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current portion of deferred revenue in the consolidated balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion, in the consolidated balance sheets.

Exclusive Licenses

If the license to the Company’s intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, the Company recognizes revenue from nonrefundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a promise or performance obligation is distinct from the other promises, the Company considers factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the collaboration partner can benefit from a promise for its intended purpose without the receipt of the remaining promises, whether the value of the promise is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises, and whether it is separately identifiable from the remaining promises. For licenses that are combined with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of progress and related revenue recognition. The measure of progress, and the resulting periods over which revenue should be recognized, are subject to estimates by management and may change over the course of the research, development and licensing arrangement. Such a change could have a material impact on the amount of revenue the Company records in future periods. Under the Company’s existing license and collaboration agreements, the Company has concluded that the transfer of control to the customer occurs over the time period that the research and development services are to be provided by the Company, and this cost-to-cost method is, in management’s judgment, the best measure of progress towards satisfying the performance obligation.

Research and Development Services

The promises under the Company’s license and collaboration arrangements often include research and development services to be performed by the Company on behalf of the partner. Payments or reimbursements resulting from the Company’s research and development efforts are estimated at the outset of the arrangement and considered part of the transaction price that is subsequently recognized as revenue because the Company is the principal in the arrangement for such efforts.

Customer Options

If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services, the Company evaluates the customer options to determine if they are material rights at the outset of each arrangement. Options to acquire additional goods or services for free or at a discount are deemed to be material rights. If the goods and services underlying the customer options are not determined to be material rights, these customer options are not considered to be performance obligations in the arrangement because they are contingent upon exercise of the option. If the customer options are determined to be a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. The Company allocates the transaction price to material rights based on the relative standalone selling price, which is determined based on the

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the option is exercised.

Milestone Payments

At the inception of each arrangement that includes potential research, development or regulatory milestone payments, the Company evaluates whether the milestones are considered likely to be met and estimates the amount to be considered for inclusion in the transaction price using the most-likely-amount method. If it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur, the associated milestone payment value is included in the transaction price. For milestone payments due upon events that are not within the control of the Company or the licensee, such as regulatory approvals, the Company is not able to assert that it is likely that the regulatory approval will be granted and that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur until those approvals are received. In making this assessment, the Company evaluates factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone. There is considerable judgment involved in determining whether it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price of the arrangement. Any such adjustments are recorded on a cumulative catch-up basis, which would affect the amounts of revenue and earnings in the period of adjustment.

Royalties

For arrangements that include sales-based royalties, including milestone payments due upon first commercial sales or based on a level of sales, that are the result of a customer-vendor relationship and for which the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) the occurrence of the related sales or (ii) the date upon which the performance obligation to which some or all of the royalty has been allocated has been satisfied or partially satisfied. To date, the Company has not recognized any royalty revenue from any of its licensing arrangements.

Revenue Recognition for Government Grants

The Company generates revenue from government contracts that reimburse the Company for certain allowable costs for funded projects. For contracts with government agencies where the funding arrangement is considered central to the Company’s ongoing operations, the Company classifies the recognized funding received as revenue. Revenue from government grants is recognized as the qualifying expenses related to the contracts are incurred, provided that there is reasonable assurance of recoverability. The Company submits a budget, which outlines the expected project costs, to the funding government agency on a periodic basis. If the government agency approves the project proposed by the Company, the government agency funds the project upon receipt of the support for the costs incurred. Revenue recognized upon incurring qualifying expenses in advance of receipt of funding is recorded as unbilled receivables, a component of prepaid expenses and other current assets, in the consolidated balance sheet. The related costs incurred by the Company are included in research and development expense in the Company’s consolidated statements of operations and comprehensive loss.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, facilities costs, laboratory supplies, depreciation, manufacturing expenses and external costs of vendors engaged to conduct preclinical development activities and clinical trials, as well as the costs of licensing technology and costs related to collaboration arrangements.

Upfront payments under license agreements are expensed upon receipt of the license, and annual maintenance fees under license agreements are expensed in the period in which they are incurred. Milestone payments under license agreements are accrued, with a corresponding expense being recognized, in the period in which the milestone is determined to be probable of achievement and the related amount is reasonably estimable.

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered or the services rendered.

Research and Manufacturing Contract Costs and Accruals

The Company has entered into various research, development and manufacturing contracts with research institutions and other companies in the United States. These agreements are generally cancelable, and related costs are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research, development and manufacturing costs. When billing terms under these contracts do not coincide with the timing of when the work is performed, the Company is required to make estimates of outstanding obligations to those third parties as of period end. Any accrual estimates are based on a number of factors, including the Company’s knowledge of the progress towards completion of the research, development and manufacturing activities, invoicing to date under the contracts, communication from the research institutions and other companies of any actual costs incurred during the period that have not yet been invoiced and the costs included in the contracts. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the estimates made by the Company. The historical accrual estimates made by the Company have not been materially different from the actual costs.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Stock-Based Compensation

For stock-based awards granted to employees and directors, the Company estimates the grant-date fair value of each award using the Black-Scholes option-pricing model. Compensation expense for these awards is recognized over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

Following the Company’s adoption of ASU 2018-07, Compensation—Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), on January 1, 2018 as discussed below, for stock-based awards issued to non-employees, the Company no longer revalues non-employee awards at each reporting date and instead calculates the fair value of the awards as of the grant date using the Black-Scholes option-pricing model. Compensation expense for these awards is recognized over the related service period.

The Company accounts for forfeitures of stock-based awards as they occur rather than applying an estimated forfeiture rate to stock-based compensation expense.

The Company classifies stock-based compensation expense in the consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders. For the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020 (unaudited), the Company’s only element of other comprehensive income (loss) was unrealized gains (losses) on marketable securities.

Net Income (Loss) per Share

The Company follows the two-class method when computing net income (loss) per share, as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net income (loss) attributable to common stockholders is computed by adjusting net income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of common stock equivalents.

The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for each of the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020 (unaudited).

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more likely than not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves (i.e., unrecognized tax benefits) that are considered appropriate as well as the related net interest.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), including several subsequent amendments, which supersedes existing revenue recognition guidance under GAAP. The standard requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled for the transfer of such promised goods or services. For public entities, this guidance was effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. For nonpublic entities, this guidance was effective for

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

annual periods beginning after December 15, 2018. Early adoption was permitted. ASC 606 may be applied retrospectively to each prior period presented (i.e., the full retrospective method) or with the cumulative effect recognized as of the date of initial application (i.e., the modified retrospective method). The Company early adopted ASC 606 effective January 1, 2018 using the full retrospective method, restating all prior periods presented, and recorded a net decrease to accumulated deficit of $0.4 million as of January 1, 2017 due to the cumulative effect of adopting ASC 606.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). This ASU is intended to simplify aspects of share-based compensation issued to non-employees by making the guidance consistent with the accounting for employee share-based compensation. For public entities, this guidance was effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For nonpublic entities, this guidance is effective for annual periods beginning after December 15, 2019. Early adoption was permitted for all entities but no earlier than the Company’s adoption of ASC 606. As discussed above, the Company adopted ASC 606 as of January 1, 2018, and as a result was able to early adopt ASU 2018-07 as of that date. The adoption of ASU 2018-07 had no material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. In addition, a lessee is required to record (i) a right-of-use asset and a lease liability on its balance sheet for all leases with accounting lease terms of more than 12 months regardless of whether it is an operating or financing lease and (ii) lease expense on its statement of operations for operating leases and amortization and interest expense on its statement of operations for financing leases. Leases with a term of 12 months or fewer may be accounted for similar to prior guidance for operating leases. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), which added an optional transition method that allows companies to adopt the standard as of the beginning of the year of adoption as opposed to the earliest comparative period presented. In November 2019, the FASB issued guidance delaying the effective date for all entities, except for public business entities. For public entities, this guidance was effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For nonpublic entities, this guidance is effective for annual periods beginning after December 15, 2020. Early adoption is permitted. The Company early adopted ASC 842 effective January 1, 2019 using the modified retrospective transition method. Under this method, financial statements for periods after the adoption date are presented in accordance with ASC 842 and prior-period financial statements continue to be presented in accordance with ASC 840, the accounting standard originally in effect for such periods.

Upon its adoption of ASC 842, the Company recognized right-of-use assets of $2.7 million and operating lease liabilities of $4.2 million for all leases with lease terms of more than 12 months. At that time, the remaining deferred rent was removed from the consolidated balance sheet as part of the initial recording of the right-of-use asset. There was no impact to accumulated deficit upon the Company’s adoption on the new lease guidance.

Upon its adoption of ASC 842, the Company elected to apply the package of practical expedients permitted under the transition guidance to its entire lease portfolio as of January 1, 2019. As a result, the Company was not required to reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases and (iii) whether the initial direct costs for any existing leases met the new definition of initial direct costs at the initial application date. In addition, the Company elected not to recognize a right-of-use asset or lease liability for any lease that, at commencement date, has a lease term of 12 months or fewer and does not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

The Company’s future commitments under lease obligations and additional disclosures are summarized in Note 13.

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

Recently Issued Accounting Pronouncements

The Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected not to “opt out” of the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, the Company will adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and will do so until such time that the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company. The Company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for nonpublic companies.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the existing disclosure requirements for fair value measurements. The new disclosure requirements include disclosure related to changes in unrealized gains or losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of each reporting period and the explicit requirement to disclose the range and weighted-average of significant unobservable inputs used for Level 3 fair value measurements. The other provisions of ASU 2018-13 include eliminated and modified disclosure requirements. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. For all entities, this guidance is required to be adopted for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2018-13 will have on its disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in the earlier recognition of credit losses, if any. In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief (“ASU 2019-05”), which provides additional implementation guidance on the previously issued ASU 2016-13. For public entities, this guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For nonpublic entities, this guidance is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of ASU 2016-13 and ASU 2019-05 will have on its consolidated financial statements.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606 (“ASU 2018-18”). ASU 2018-18 makes targeted improvements to GAAP for collaborative arrangements, including (i) clarification that certain transactions between collaborative arrangement participants should be accounted for as revenue under ASC 606 when the collaborative arrangement participant is a customer in the context of a unit of account, (ii) adding unit-of-account guidance in ASC 808, Collaborative Arrangements, to align with the guidance in ASC 606 and (iii) a requirement that in a transaction with a collaborative arrangement participant that is not directly related to sales to third parties, presenting the transaction together with revenue recognized under ASC 606 is precluded if the collaborative arrangement participant is not a customer. For public entities, this guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For nonpublic entities, this guidance is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2018-18 will have on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740) (“ASU 2019-12”), which simplifies the accounting for income taxes by eliminating certain exceptions, including the

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

approach for intraperiod tax allocation, the accounting for income taxes in an interim period, hybrid taxes and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. For public entities, this guidance is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For nonpublic entities, this guidance is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted in interim or annual periods with any adjustments reflected as of the beginning of the fiscal year of adoption. Additionally, entities that elect early adoption must adopt all changes as a result of ASU 2019-12. The Company is currently evaluating the impact that the adoption of ASU 2019-12 will have on its consolidated financial statements.

3. Marketable Securities and Fair Value Measurements

Marketable securities by security type consisted of the following (in thousands):

	DECEMBER 31, 2018
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. government agency bonds	$13,986	$—	$(1)	$13,985
U.S. Treasury bills	33,361	—	(3)	33,358

	$47,347	$—	$(4)	$47,343

	DECEMBER 31, 2019
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. government agency bonds	$44,028	$24	$—	$44,052
U.S. Treasury bills	14,969	6	—	14,975

	$58,997	$30	$—	$59,027

	JUNE 30, 2020 (UNAUDITED)
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. government agency bonds	$16,021	$63	$—	$16,084

	$16,021	$63	$—	$16,084

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

The following tables present the Company’s fair value hierarchy for its assets and liabilities that are measured at fair value on a recurring basis (in thousands):

	FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2018 USING:
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Cash equivalents:
Money market funds	$56,771	$—	$—	$56,771
U.S. Treasury bills	—	2,799	—	2,799
Marketable securities:
U.S. government agency bonds	—	13,985	—	13,985
U.S. Treasury bills	—	33,358	—	33,358

	$56,771	$50,142	$—	$106,913

	FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2019 USING:
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Cash equivalents:
Money market funds	$37,071	$—	$—	$37,071
Marketable securities:
U.S. government agency bonds	—	44,052	—	44,052
U.S. Treasury bills	—	14,975	—	14,975

	$37,071	$59,027	$—	$96,098

	FAIR VALUE MEASUREMENTS AT JUNE 30, 2020 (UNAUDITED) USING:
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Cash equivalents:
Money market funds	$113,799	$—	$—	$113,799
Marketable securities:
U.S. government agency bonds	—	16,084	—	16,084

	$113,799	$16,084	$—	$129,883

Money market funds were valued by the Company based on quoted market prices, which represent a Level 1 measurement within the fair value hierarchy. U.S. government agency bonds and U.S. Treasury bills were valued by the Company using quoted prices in active markets for similar securities, which represent a Level 2 measurement within the fair value hierarchy. There were no changes to the valuation methods during the years ended December 31, 2018 and 2019 or the six months ended June 30, 2019 and 2020 (unaudited). The Company evaluates transfers between levels at the end of each reporting period. There were no transfers between Level 1 or Level 2 during the years ended December 31, 2018 and 2019 or the six months ended June 30, 2020 (unaudited).

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	DECEMBER 31,		JUNE 30, 2020
	2018	2019
			(unaudited)
Prepaid expenses	$648	$1,452	$1,334
Unbilled receivables	304	4	—
Interest receivable	83	206	87

	$1,035	$1,662	$1,421

5. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	DECEMBER 31,		JUNE 30, 2020
	2018	2019
			(unaudited)
Machinery and equipment	$3,748	$5,655	$5,994
Leasehold improvements	2,650	2,650	579
Furniture and fixtures	234	353	431
Construction-in-progress	22	—	—

	6,654	8,658	7,004
Less: Accumulated depreciation and amortization	(2,225)	(3,495)	(2,878)

	$4,429	$5,163	$4,126

Depreciation and amortization expense was $1.1 million and $1.4 million for the years ended December 31, 2018 and 2019, respectively. Depreciation and amortization expense was $0.7 million for each of the six months ended June 30, 2019 and 2020 (unaudited).

In February 2020 (unaudited), as a result of the termination of the 2016 Lease (see Note 13), the Company removed from the consolidated balance sheet leasehold improvements with a cost of $2.7 million and accumulated depreciation related to those leasehold improvements of $1.3 million. The resulting $1.4 million loss was recognized as a component of the $0.1 million net loss recognized by the Company upon termination of the 2016 Lease (see Note 13).

6. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	DECEMBER 31,		JUNE 30, 2020
	2018	2019
			(unaudited)
Accrued external research, development and manufacturing costs	$673	$3,220	$1,603
Accrued employee compensation and benefits	1,367	1,878	1,303
Accrued licensing fees (Note 12)	1,168	697	751
Current portion of deferred rent	303	—	—
Other	228	1,266	677

	$3,739	$7,061	$4,334

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

7. Debt

As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), the Company had no debt outstanding.

Loan and Security Agreement

In October 2015, the Company entered into a loan and security agreement with a commercial bank, which provided for term loan borrowings of up to $1.0 million through June 2016. In connection with the agreement, the Company issued to the lender a warrant to purchase up to 6,756 shares of common stock at an exercise price of $2.22 per share. The warrant became exercisable as to 1,936 shares of common stock in connection with the Company’s borrowing of amounts under the agreement and expires on October 20, 2025. This warrant to purchase 1,936 shares of common stock remained outstanding as of December 31, 2018 and 2019 and June 30, 2020 (unaudited).

In July 2016, the Company entered into an amendment to the loan and security agreement with the commercial bank (the “amended agreement”), which amended and restated all terms of the prior loan and security agreement, except for the original warrant agreement. The amended agreement provided for term loan borrowings of up to $2.0 million under one or more term loans as well as additional borrowings of up to $3.0 million under one or more additional term loans, for aggregate maximum borrowings of $5.0 million through December 2017.

In January 2018, the Company entered into a second amendment to the loan and security agreement with the commercial bank (the “second amended agreement”) in order to extend the draw periods and make certain other revisions. The second amended agreement extended the draw periods to June 30, 2018. The Company did not borrow any amounts under the second amended agreement, and the second amended agreement expired on June 30, 2018.

In connection with the amended agreement, in July 2016, the Company issued to the lender a warrant to purchase up to 22,500 shares of common stock at an exercise price of $4.50 per share. This warrant would have become exercisable in proportion to and upon the Company’s borrowing of amounts under the amended agreement or the second amended agreement. However, this warrant never became exercisable as no amounts were borrowed by the Company under these agreements.

Convertible Promissory Note

In November 2017, the Company issued a convertible note (the “Note”) to a third party with an aggregate principal amount of $3.0 million. The Note bore interest at a rate of 6.0% per annum and was due and payable upon demand by the holder on or after the maturity date of February 28, 2019. In the event of a qualified sale of the Company’s preferred stock resulting in gross proceeds to the Company of at least $30.0 million, all principal and accrued interest under the Note would automatically convert into shares of the Company’s preferred stock issued in such financing. The Company assessed the embedded conversion and other features of the Note and concluded that any features that may have required bifurcation had an immaterial value, and, therefore, were not separately recognized.

In May 2018, in connection with the Company’s issuance and sale of Series C convertible preferred stock (the “Series C Preferred Stock”), all outstanding principal of $3.0 million and accrued interest of $0.1 million under the Note was converted into 259,328 shares of Series C Preferred Stock at the same price paid by investors in the Series C financing (see Note 8).

8. Preferred Stock

The Company has issued Series Seed convertible preferred stock (the “Series Seed Preferred Stock”), Series A convertible preferred stock (the “Series A Preferred Stock”), Series B convertible preferred stock (the “Series B Preferred Stock”), Series C Preferred Stock and Series D convertible preferred stock (the “Series D Preferred Stock”), all of which are collectively referred to as the “Preferred Stock.” The Series A and Series B Preferred Stock had been redeemable at the option of the holder after five years from the issuance date of the Series B Preferred Stock. However, in connection with the issuance and sale of Series C Preferred Stock in May 2018, the holders of

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

Series A and Series B Preferred Stock agreed to remove the redemption rights of the Series A and Series B Preferred Stock, including rights to specified accruing interest. The Company determined that the change to the terms of the Series A and Series B Preferred Stock should be accounted for as a modification, rather than an extinguishment, of the Series A and Series B Preferred Stock based on a comparison of the fair value of the stock immediately before and after the change in terms, which resulted in a fair value change of less than 10%. This modification did not have any impact on the Company’s consolidated financial statements because the Company concluded that the modification reflected a transfer of value from the existing preferred stockholders to the new preferred stockholders and did not constitute a transfer of value between the preferred stockholders and common stockholders. For periods after the May 2018 modification date of the Series A and Series B Preferred Stock, the Company no longer accretes the carrying value of the Series A and Series B Preferred Stock to redemption value as such shares are no longer mandatorily redeemable.

In March 2014, the Company issued and sold 350,858 shares of Series Seed Preferred Stock at a price of $2.85 per share for gross proceeds of $1.0 million.

In June and July 2015, the Company issued and sold an aggregate of 1,490,035 shares of Series A Preferred Stock at a price of $3.41 per share for gross proceeds of $5.1 million.

In September and November 2016, the Company issued and sold 4,155,758 shares of Series B Preferred Stock at a price of $5.79 per share for gross proceeds of $24.1 million.

In May 2018, the Company issued and sold 4,354,122 shares of Series C Preferred Stock, consisting of (i) 4,094,794 shares sold at a price of $11.8555 per share for gross proceeds of $48.6 million and (ii) 259,328 shares issued upon the conversion of $3.1 million of principal and accrued interest on a convertible promissory note (see Note 7). From May through October 2018, the Company issued and sold an additional 1,656,018 shares of Series C Preferred Stock at a price of $11.8555 per share for gross proceeds of $19.6 million. The Company incurred issuance costs in connection with the Series C Preferred Stock of $0.2 million.

In December 2019, the Company issued and sold 1,862,236 shares of Series D Preferred Stock at a price of $13.9365 per share for gross proceeds of $26.0 million. The Company incurred issuance costs in connection with this Series D Preferred Stock of $0.2 million.

In January and February 2020, the Company issued and sold an aggregate of 1,094,247 shares of Series D Preferred Stock at a price of $13.9365 per share for gross proceeds of $15.2 million. In May and June 2020, the Company issued and sold an aggregate of 1,940,945 shares of Series D Preferred Stock at a price of $13.9365 per share for gross proceeds of $27.0 million (see Note 18). The Company incurred issuance costs in connection with these 2020 issuances of Series D Preferred Stock of less than $0.1 million (see Note 18).

Upon issuance of each class of Preferred Stock, the Company assessed the embedded conversion and liquidation features of the shares and determined that such features did not require the Company to separately account for these features. The Company also concluded that no beneficial conversion feature existed on the issuance dates of each class of Preferred Stock.

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), Preferred Stock consisted of the following (in thousands, except share amounts):

	DECEMBER 31, 2018
	SHARES AUTHORIZED	ISSUED AND OUTSTANDING	CARRYING VALUE	LIQUIDATION PREFERENCE	COMMON STOCK ISSUABLE UPON CONVERSION
Series Seed	350,858	350,858	$975	$1,000	350,858
Series A	1,490,035	1,490,035	6,469	5,081	1,490,035
Series B	4,155,758	4,155,758	27,854	24,061	4,155,758
Series C	6,061,300	6,010,140	71,103	71,253	6,010,140

	12,057,951	12,006,791	$106,401	$101,395	12,006,791

	DECEMBER 31, 2019
	SHARES AUTHORIZED	ISSUED AND OUTSTANDING	CARRYING VALUE	LIQUIDATION PREFERENCE	COMMON STOCK ISSUABLE UPON CONVERSION
Series Seed	350,858	350,858	$975	$1,000	350,858
Series A	1,490,035	1,490,035	6,469	5,081	1,490,035
Series B	4,155,758	4,155,758	27,854	24,061	4,155,758
Series C	6,010,140	6,010,140	71,103	71,253	6,010,140
Series D	4,664,011	1,862,236	25,708	25,953	1,862,236

	16,670,802	13,869,027	$132,109	$127,348	13,869,027

	JUNE 30, 2020 (UNAUDITED)
	SHARES AUTHORIZED	ISSUED AND OUTSTANDING	CARRYING VALUE	LIQUIDATION PREFERENCE	COMMON STOCK ISSUABLE UPON CONVERSION
Series Seed	350,858	350,858	$975	$1,000	350,858
Series A	1,490,035	1,490,035	6,469	5,081	1,490,035
Series B	4,155,758	4,155,758	27,854	24,061	4,155,758
Series C	6,010,140	6,010,140	71,103	71,253	6,010,140
Series D	5,037,348	4,897,428	67,956	68,253	4,897,428

	17,044,139	16,904,219	$174,357	$169,648	16,904,219

The holders of Preferred Stock have various rights and preferences as follows:

Voting

The holders of the Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on matters submitted to stockholders for a vote. The holders of Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which each share of Preferred Stock is convertible as of the record date for determining stockholders entitled to vote on such matters.

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

The holders of Preferred Stock, voting exclusively and as a separate class, are entitled to elect three directors of the Company, and the holders of Preferred Stock, voting together with the holders of common stock as a single class, are entitled to elect three directors of the Company.

Conversion

Each share of Preferred Stock is convertible into shares of common stock at the option of the holder at any time after the date of issuance. Each share of Preferred Stock will be automatically converted into shares of common stock, at the applicable conversion ratio then in effect, upon either (i) the closing of a firm commitment public offering with at least $50.0 million of gross proceeds to the Company or (ii) the vote or written consent of the holders of at least a majority of the Preferred Stock, voting together as a single class.

The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. The Original Issue Price per share is $2.85 for Series Seed Preferred Stock, $3.41 for Series A Preferred Stock, $5.79 for Series B Preferred Stock, $11.8555 for Series C Preferred Stock and $13.9365 for Series D Preferred Stock. The Conversion Price per share is $2.85 for Series Seed Preferred Stock, $3.41 for Series A Preferred Stock, $5.79 for Series B Preferred Stock, $11.8555 for Series C Preferred Stock and $13.9365 for Series D Preferred Stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization and other adjustments as set forth in the Company’s certificate of incorporation, as amended and restated.

Dividends

The holders of shares of Series A, Series B, Series C and Series D Preferred Stock are entitled to receive, when, as and if declared by the Company’s board of directors, noncumulative dividends at a rate of 6.0% per annum of the respective Original Issue Price on each outstanding share of that series of Preferred Stock. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of stock of the Company unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the greater of: (i) for the Series A, Series B, Series C and Series D Preferred Stock, the amount of the aggregate preferred dividends then accrued on such shares and not previously paid and (ii) (A) in the case of a dividend on common stock or any class or series of stock that is convertible into common stock, a dividend per share of Preferred Stock that would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (2) the number of shares of common stock issuable upon conversion of a share of Preferred Stock; or (B) in the case of a dividend on any class or series of stock that is not convertible into common stock, at a rate per share of Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of stock by the Original Issue Price of such class or series of stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Original Issue Price of such class or series. If the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of stock of the Company, the dividend payable to the holders of the Preferred Stock shall be calculated based upon the dividend on the class or series of stock that would result in the highest Preferred Stock dividend.

Through December 31, 2019 and June 30, 2020 (unaudited), no dividends had been declared on any series or class of shares.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company or Deemed Liquidation Event (as described below), the holders of shares of Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment will be made to the holders of common stock in an amount per share equal to the greater of (i) the applicable Original Issue Price per share of each respective share of Preferred Stock, plus all dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution, winding-up or Deemed Liquidation Event. If upon any such

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

liquidation event, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of Preferred Stock the full amount to which they are entitled, the holders of Preferred Stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would be otherwise payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Unless the holders of at least a majority of the Preferred Stock, voting together as a single class, elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

9. Common Stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are not entitled to receive dividends, unless declared by the board of directors.

The holders of common stock, voting exclusively and as a separate class, are entitled to elect three directors of the Company.

10. Stock-Based Compensation

The Company’s 2014 Stock Incentive Plan (the “2014 Plan”) provides for the Company to grant incentive stock options, non-qualified stock options and restricted stock awards to employees, directors and consultants of the Company.

The total number of shares of common stock that may be issued under the 2014 Plan was 4,609,080 shares as of December 31, 2019 and June 30, 2020 (unaudited). As of December 31, 2019 and June 30, 2020 (unaudited), 1,274,951 shares and 1,065,564 shares, respectively, remained available for future issuance under the 2014 Plan.

The 2014 Plan is administered by the Company’s board of directors or, at the discretion of the board of directors, by a committee of the board of directors. The board of directors, or its committee if so delegated, determines the types of stock awards to be granted, the provisions of each stock award, including the number of shares, exercise prices and vesting and other conditions and the fair market value of the common stock underlying stock-based awards. The exercise price per share for stock options granted may not be less than the fair market value of the common stock at the date of the grant. In the case of a more than 10% stockholder, an incentive stock option granted must have an exercise price of not less than 110% of the fair market value of the common stock and a term of not more than five years from the date of grant. In general, stock options expire ten years after the date of grant, unless the board of directors sets a shorter term. Stock options and restricted stock awards granted to employees and directors typically vest over a period of four years.

Shares that are expired, terminated, surrendered or canceled under the 2014 Plan without having been fully exercised will be available for future awards. In addition, shares of common stock that are tendered to the Company by a participant to exercise an award are added to the number of shares of common stock available under the 2014 Plan for the grant of awards.

Stock Option Valuation

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model.

The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer public companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the option. For options with service-based vesting conditions, the expected term of the Company’s stock

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The expected dividend yield of 0% is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(unaudited)
Fair value of common stock	$4.89	$6.83	$6.05	$8.34
Expected term (years)	6.0	6.0	6.0	6.0
Expected volatility	66.5%	69.3%	69.1%	73.7%
Risk-free interest rate	3.00%	2.15%	2.44%	0.92%
Expected annual dividend yield	0%	0%	0%	0%

The following table summarizes the Company’s stock option activity since December 31, 2018:

	NUMBER OF SHARES	WEIGHTED- AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL TERM	INTRINSIC VALUE
			(in years)	(in thousands)
Outstanding at December 31, 2018	1,912,411	$3.60	9.00	$3,595
Granted	1,273,000	5.41
Exercised	(43,931)	1.93
Forfeited or canceled	(159,856)	3.25

Outstanding at December 31, 2019	2,981,624	$4.42	8.69	$11,303
Granted	578,546	8.34
Exercised	(17,693)	1.91
Forfeited or canceled	(369,159)	4.27

Outstanding at June 30, 2020 (unaudited)	3,173,318	$5.16	7.97	$10,077

Vested and expected to vest at December 31, 2019	2,981,624	$4.42	8.69	$11,303
Vested and expected to vest at June 30, 2020 (unaudited)	3,173,318	$5.16	7.97	$10,077
Options exercisable at December 31, 2019	826,419	$3.09	7.68	$4,235
Options exercisable at June 30, 2020 (unaudited)	1,184,713	$3.58	6.23	$5,636

The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2018 and 2019 was $2.67 per share and $4.60 per share, respectively. The weighted-average grant-date fair value of stock options granted during the six months ended June 30, 2019 and 2020 (unaudited) was $4.08 per share and $5.38 per share, respectively.

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

than the fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2018 and 2019 was $0.1 million and $0.3 million, respectively. The aggregate intrinsic value of stock options exercised was $0.1 million during each of the six months ended June 30, 2019 and 2020 (unaudited).

Restricted Common Stock

The Company has entered into restricted stock agreements with certain employees, directors and consultants. Each restricted stock agreement contains restrictions on the sale or transfer of the shares of common stock.

The following table summarizes the Company’s restricted stock award activity since December 31, 2018:

	NUMBER OF SHARES	WEIGHTED- AVERAGE GRANT-DATE FAIR VALUE
Unvested at December 31, 2018	24,578	$1.22
Vested	(24,578)	1.22

Unvested at December 31, 2019	—	$—

The aggregate intrinsic value of restricted stock awards that vested during the years ended December 31, 2018 and 2019 was $0.4 million and $0.2 million, respectively. The aggregate intrinsic value of restricted stock awards that vested during the six months ended June 30, 2019 (unaudited) was $0.1 million. No restricted stock awards vested during the six months ended June 30, 2020 (unaudited) as all restricted stock awards were fully vested as of December 31, 2019. The aggregate intrinsic value of restricted stock awards is calculated as the positive difference between the prices paid, if any, of the restricted stock awards and the fair value of the Company’s common stock.

Stock-Based Compensation Expense

Stock-based compensation expense related to stock options and restricted stock awards was classified in the consolidated statements of operations as follows (in thousands):

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(unaudited)
Research and development expenses	$112	$718	$351	$517
General and administrative expenses	478	1,390	618	935

	$590	$2,108	$969	$1,452

As of December 31, 2019, total unrecognized stock-based compensation expense related to unvested stock-based awards was $7.7 million, which is expected to be recognized over a weighted-average period of 3.0 years. As of June 30, 2020 (unaudited), total unrecognized stock-based compensation expense related to unvested stock-based awards was $8.2 million, which is expected to be recognized over a weighted-average period of 2.9 years.

11. Income Taxes

For the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020 (unaudited), the Company recorded no income tax benefits for the net operating losses incurred or for the research and development tax credits generated in each period, due to its uncertainty of realizing a benefit from those items. All of the Company’s operating losses since inception have been generated in the United States.

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	YEAR ENDED DECEMBER 31,
	2018	2019
Federal statutory income tax rate	(21.0)%	(21.0)%
State income taxes, net of federal benefit	(6.4)	(6.4)
Federal and state research and development tax credits	(9.9)	(8.0)
Other	0.4	0.3
Change in deferred tax asset valuation allowance	36.9	35.1

Effective income tax rate	0.0%	0.0%

The Company’s net deferred tax assets consisted of the following (in thousands):

	DECEMBER 31,
	2018	2019
Deferred tax assets:
Net operating loss carryforwards	$9,598	$9,082
Research and development tax credit carryforwards	3,763	6,368
Deferred revenue	526	9,895
Deferred expenses	433	—
Operating lease liabilities	—	11,590
Stock-based compensation and other accrued expenses	180	603
Other	92	286

Total deferred tax assets	14,592	37,824

Deferred tax liabilities:
Depreciation	(541)	(703)
Operating lease right-of-use assets	—	(11,785)

Total deferred tax liabilities	(541)	(12,488)

Valuation allowance	(14,051)	(25,336)

Net deferred tax assets	$—	$—

As of December 31, 2019, the Company had U.S federal net operating loss (“NOL”) carryforwards of $33.3 million, which may be available to offset future taxable income, of which $11.7 million begin to expire in 2035 and of which $21.6 million do not expire but are (for taxable years beginning after December 31, 2020) generally limited in their usage to an annual deduction equal to 80% of annual taxable income. In addition, as of December 31, 2019, the Company had state net operating loss carryforwards of $33.1 million, which may be available to offset future taxable income and begin to expire in 2035. As of December 31, 2019, the Company also had U.S. federal and state research and development tax credit carryforwards of $4.4 million and $2.5 million, respectively, each of which begin to expire in 2034. During the six months ended June 30, 2020 (unaudited), gross deferred tax assets, before valuation allowance, increased by approximately $6.9 million due to the operating loss incurred by the Company during that period.

Utilization of the U.S. federal and state NOL carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Sections 382 and 383 of the Internal Revenue Code of

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and research and development tax credit carryforwards that can be utilized annually to offset future taxable income or tax liabilities. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. If a change in control has occurred at any time since the Company’s formation, utilization of its NOLs or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate, which could then be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the NOL carryforwards or research and development tax credit carryforwards before their utilization. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. Until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2018 and 2019 and June 30, 2020 (unaudited). Management reevaluates the positive and negative evidence at each reporting period.

For the years ended December 31, 2018 and 2019, the valuation allowance increased primarily due to increases in NOL carryforwards and research and development tax credit carryforwards as well as the increase in deferred revenue in 2019, and was as follows (in thousands):

	YEAR ENDED DECEMBER 31,
	2018	2019
Valuation allowance at beginning of year	$(6,953)	$(14,051)
Increases recorded to income tax provision	(7,098)	(11,285)

Valuation allowance at end of year	$(14,051)	$(25,336)

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was signed into United States law. The Tax Act made broad and complex changes to the Internal Revenue Code of 1986, which include, but are not limited to, (i) the reduction in the federal corporate income tax rate from a top marginal tax rate of 35% to a flat rate of 21%, effective as of January 1, 2018; (ii) the limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely); and (iii) the limitation of the deduction of certain executive compensation amounts.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was passed by the U.S. Congress and signed into United States law. The CARES Act, among other things, includes certain provisions for individuals and corporations (including a suspension on the application of the 80% limitation described above for taxable years beginning prior to January 1, 2021); however, these benefits did not impact the Company’s income tax provision in the periods presented.

As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), the Company had not recorded any amounts for unrecognized tax benefits. Interest and penalties related to income taxes are recorded as a component of the

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

income tax provision in the consolidated statements of operations and comprehensive loss. As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), the Company had no accrued interest or penalties related to uncertain tax positions and no amounts had been recognized in the consolidated statements of operations and comprehensive loss.

The Company files income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), there were no pending tax examinations. The Company is open to future tax examinations under statute from 2016 to the present; however, carryforward attributes that were generated prior to December 31, 2015 may still be adjusted upon examination by federal, state or local tax authorities if they either have been or will be used in a future period.

12. Commitments and Contingencies

Leases

The Company’s commitments under its leases are described in Note 13.

License and Supply Agreements

License Agreement with Massachusetts Institute of Technology

In December 2015, the Company entered into an exclusive patent license agreement with the Massachusetts Institute of Technology (“MIT”) (the “MIT Agreement”). The MIT Agreement replaced a May 2013 exclusive agreement with MIT. Under the MIT Agreement, the Company received an exclusive license under the licensed patent rights to develop, manufacture and commercialize any products related to certain intracellular delivery methods that were developed at MIT.

Under the MIT Agreement, the Company also has the right to grant sublicenses of its rights during an exclusivity period that commences on the effective date of the MIT Agreement and expires on the date upon which all issued patents under the agreement have expired and all filed patent applications for the defined patent rights have been abandoned. Such sublicenses may extend past the expiration date of the exclusivity period; however, the exclusivity of such sublicenses expires at the end of the exclusivity period. During the exclusivity period, MIT may not grant any other license in the Company’s field of use under the licensed patent rights in the MIT Agreement, except that MIT may grant licenses under the agreement to specified parties.

The Company is obligated to use diligent efforts to develop licensed products or licensed processes, to hire a specified number of employees to support the development effort to bring the licensed product or licensed process to commercialization, and to expend a minimum amount in the low single-digit millions annually that must be spent in support of this effort for the term of the MIT Agreement. There are also terms included in the MIT Agreement that require the Company to (i) reach certain thresholds of sublicense income within five years from the date of the amended effective date of the agreement or (ii) expend a minimum amount in the mid single-digit millions within five years on at least one fully funded project towards the development of a licensed product or licensed process. If the Company fails to meet these requirements, MIT may treat such failure as a material breach.

Under the MIT Agreement, the Company is obligated to pay nonrefundable annual license maintenance fees of less than $0.1 million, which may be credited against royalties subsequently due on net sales of licensed products earned in the same calendar year, if any. In addition, the Company is obligated to make aggregate milestone payments to MIT of up to $1.8 million upon the achievement of specified milestones with respect to each licensed product, consisting of up to $0.8 million of development milestone payments and up to $1.0 million of regulatory milestone payments. The Company is also obligated to pay royalties of a low single-digit percentage to MIT based on (i) the Company’s, and any of its affiliates’ and sublicensees’, net sales of licensed products in the research field and (ii) the Company’s, and any of its affiliates’, net sales of licensed products in the therapeutic field. With respect to licensed products or licensed processes leased or sold by a sublicensee, the Company is required to pay MIT royalties equal to the lesser of a low single-digit percentage of each sublicensees’ net sales or a mid double-digit

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

percentage of any royalty owed to the Company under a relevant sublicense agreement. The Company is also required to pay MIT a mid-teens percentage of any other sublicense income that the Company receives from sublicensees. The Company is also responsible for all costs related to the amendment, prosecution and maintenance of the licensed patent rights.

The license granted by MIT to the Company is an exclusive license for the period from the effective date of the MIT Agreement through the date upon which all issued patents under the agreement have expired and all filed patent applications for the defined patent rights have been abandoned. MIT has the right to terminate the agreement if the Company fails to pay amounts when due or otherwise materially breaches the agreement and fails to cure such nonpayment or breach within specified cure periods or in the event the Company ceases to carry on its business related to the agreement. In the event of a termination due to the Company’s breach caused by a failure to meet its diligence requirements for a specified field, but where the Company has fulfilled its obligations with respect to a different specified field, MIT may not terminate the agreement with respect to the different specified field. MIT may immediately terminate the agreement if the Company or any of its affiliates brings specified patent challenges against MIT or assists others in bringing a patent challenge against MIT. The Company has the right to terminate the agreement for its convenience at any time on six months’ prior written notice to MIT and payment of all amounts due to MIT through the date of termination.

During the year ended December 31, 2018, the Company made a payment to MIT of $0.9 million under a settlement agreement negotiated in 2018 related to 2017 sublicensee income. As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), the Company had accrued $2.0 million, $1.4 million and $1.5 million, respectively, for amounts owed to MIT under the sublicense terms of the MIT Agreement (see Note 6). During the years ended December 31, 2018 and 2019, the Company recognized research and development expense under the sublicense terms of the agreement of $2.8 million and $0.8 million, respectively. During the six months ended June 30, 2019 and 2020 (unaudited), the Company recognized research and development expense under the sublicense terms of the agreement of $0.5 million and less than $0.1 million, respectively.

License Agreement with Erytech

In June 2019, the Company entered into a license agreement with Erytech Pharma S.A. (“Erytech”), a French biopharmaceutical company developing therapies for severe forms of cancer and orphan diseases. Under the agreement, the Company received an exclusive worldwide license to develop red blood cell-based antigen-specific immune modulating therapies and has the right to grant sublicenses of its rights.

Under the agreement, the Company paid an upfront fee of $1.0 million and is obligated to make aggregate milestone payments of up to $6.0 million upon the achievement of specified milestones, consisting of up to $1.0 million of development milestone payments and up to $5.0 million of regulatory milestone payments, for the first licensed product to achieve the specified milestones and payments of up to $50.0 million upon the achievement of specified sales milestones for all licensed products successfully developed under this agreement for each indication. In addition, the Company is obligated to pay tiered royalties ranging in the low single-digit percentages of annual net sales for each licensed product or licensed indication sold by the Company or its affiliates. Royalties will be paid by the Company on a licensed product-by-licensed product, indication-by-indication and country-by-country basis beginning on the first commercial sale of such licensed product for such indication in such country until expiration of the last valid patent claim covering such licensed product in such country. With respect to licensed products sublicensed to third parties, the Company is required to pay a low single-digits to low double-digits percentage of any sublicense income that it receives from sublicensees. The Company is also responsible for all costs related to the amendment, prosecution and maintenance of the licensed patent rights.

The Company has the right to terminate the agreement, in whole or on a country-by-country basis, upon 60 days’ notice to Erytech.

During the year ended December 31, 2019, the Company paid the upfront fee of $1.0 million and recorded this amount as a research and development expense in its consolidated statement of operations and comprehensive loss. As of December 31, 2019 and June 30, 2020 (unaudited), the Company had not made any additional payments

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

and had not accrued for any contingent payments as there were no development, regulatory or sales milestones that were probable of being achieved.

Manufacturing Services Agreements

During the years ended December 31, 2018 and 2019, the Company entered into agreements with a contract manufacturing organization to provide manufacturing services related to its product candidates as it began to prepare for a future clinical trial. As of December 31, 2018, the Company had non-cancelable purchase commitments under these agreements totaling $0.4 million consisting of minimum cancellation fees. The Company had no non-cancelable purchase commitments as of December 31, 2019 or June 30, 2020 (unaudited).

401(k) Plan

The Company sponsors a 401(k) defined contribution benefit plan (the “401(k) Plan”), which covers all employees who meet certain eligibility requirements as defined in the 401(k) Plan and allows participants to defer a portion of their annual compensation on a pre-tax basis. Contributions to the 401(k) Plan may be made at the discretion of management. For the years ended December 31, 2018 and 2019, the Company contributed $0.2 million and $0.3 million, respectively, to the 401(k) Plan. For each of the six months ended June 30, 2019 and 2020 (unaudited), the Company contributed $0.2 million to the 401(k) Plan.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to its vendors, lessors, contract research organizations, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. The Company has not incurred any material costs as a result of such indemnifications and is not currently aware of any indemnification claims.

Legal Proceedings

The Company is not currently party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

13. Leases

As of December 31, 2019, the Company leased its office and laboratory facilities under two non-cancelable operating leases entered into in September 2016 and December 2018, which included lease incentives, payment escalations and rent holidays. The Company had not entered into any financing leases or any material short-term operating leases as of December 31, 2018 and 2019 or June 30, 2020 (unaudited).

2016 Lease

In September 2016, the Company entered into a lease for office and laboratory space in Watertown, Massachusetts (the “2016 Lease”). Under the 2016 Lease, the initial annual base rent was $0.9 million upon entering into the lease, with such base rent increasing during the initial term by 3% annually. The Company was obligated to pay its portion of real estate taxes and costs related to the premises, including costs of operations, maintenance, repair, replacement and management of the leased premises. The 2016 Lease included a landlord-provided tenant improvement allowance of $2.1 million that was applied to the costs of the construction of leasehold improvements. The 2016 Lease was set to expire in September 2023; however, in February 2020, the Company and the landlord jointly terminated the 2016 Lease. Accordingly, as of February 2020, the Company had no further obligations under the 2016 Lease.

2018 Lease

In December 2018, the Company entered into a lease for office and laboratory space in Watertown, Massachusetts (the “2018 Lease”). The 2018 Lease term commenced in December 2019 and expires in November 2029. Under

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

the 2018 Lease, the Company has one five-year option to extend the term of the lease. The initial annual base rent was $3.8 million upon entering into the lease, with such base rent increasing during the initial term by 3% annually on the anniversary of the commencement date. The Company is obligated to pay its portion of real estate taxes and costs related to the premises, including costs of operations, maintenance, repair, replacement and management of the new leased premises. In connection with the lease, the Company maintains a letter of credit for the benefit of the landlord in the amount of $2.3 million, for which the Company is required to maintain a separate cash balance of the same amount. The 2018 Lease Agreement includes a landlord-provided tenant improvement allowance of $9.8 million that was applied to the costs of the construction of leasehold improvements.

Accounting under ASC 840

As of December 31, 2018, the Company concluded that construction activities had not commenced for the 2018 Lease, and, therefore, the Company did not recognize an asset for a build-to-suit facility as of that date.

As of December 31, 2018, future minimum commitments under the Company’s operating leases were as follows (in thousands):

YEAR ENDING DECEMBER 31,
2019	$1,312
2020	4,840
2021	4,983
2022	5,130
2023	4,905
Thereafter	27,370

$48,540

Total rent expense for the year ended December 31, 2018 was $1.0 million.

Accounting under ASC 842

2016 Lease

As discussed in Note 2, the Company adopted ASC 842 effective January 1, 2019 using the modified retrospective transition method. Upon its adoption of ASC 842, the Company recognized a right-of-use asset of $2.7 million and an operating lease liability of $4.2 million as of January 1, 2019 with respect to the 2016 Lease. Prior to its adoption of ASC 842, the Company had capitalized the tenant improvement allowances of $2.1 million as leasehold improvements and established a liability for the deferred lease incentive upon occupancy. The Company recorded these lease incentives as a component of deferred rent in its consolidated balance sheet and amortized the deferred rent as a reduction of rent expense over the lease term. Effective January 1, 2019, the remaining deferred rent was removed from the consolidated balance sheet as part of the initial recording of the right-of-use asset.

In February 2020 (unaudited), as a result of the termination of the 2016 Lease described above, the Company removed from the consolidated balance sheet the associated operating lease right-of-use asset of $2.1 million, leasehold improvements with a net carrying value of $1.4 million (see Note 5) and operating lease liabilities of $3.4 million. As a result, the Company recognized a net loss on termination of the 2016 Lease of $0.1 million in the consolidated statement of operations and comprehensive loss for the six months ended June 30, 2020 (unaudited).

2018 Lease

As described above, the 2018 Lease Agreement includes a landlord-provided tenant improvement allowance of $9.8 million that was applied to the costs of the construction of leasehold improvements. The lessor owns the tenant improvements related to the 2018 Lease and such improvements are not specialized and can be utilized by a future tenant. Accordingly, amounts paid by the Company during the year ended December 31, 2019 that were due to be

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

reimbursed by the lessor were recorded as amounts reimbursable from the landlord. In the period from December 2018 to November 2019, the Company was not considered the accounting owner due to (i) the Company not having the right to obtain or control the leased premises during the construction period, (ii) the lessor having no right of payment for the partially constructed assets, and the leased premises not being of a specialized nature and, thus, could potentially be leased to another tenant, and (iii) the Company not legally owning or controlling the land on which the property improvements were being constructed. The lease commenced for accounting purposes in December 2019 when the Company took control of the facility under the 2018 Lease. Upon such commencement date, the Company assessed and determined the accounting treatment for the asset and corresponding liability and recorded a right-of-use asset of $28.6 million and an operating lease liability of $27.6 million.

Embedded Lease

The Company evaluated its vendor contracts to identify embedded leases, if any, and noted that an agreement entered into in April 2019 with a contract manufacturing supplier constituted a lease under ASC 842 because the Company has the right to substantially all of the economic benefits from the use of the asset and can direct the use of the asset. The embedded lease commenced in September 2019 and expires 24 months from commencement date, with no stated option to extend the term. Upon the commencement date, the Company recorded right-of-use assets and operating lease liabilities in equal amounts of $14.7 million in connection with this embedded lease. In June 2020 (unaudited), the Company amended the terms of its agreement with the contract manufacturing supplier to include the manufacture of additional products and to allow for an increase in manufacturing runs, which resulted in an increase in the estimated future payments to be made by the Company to the contract manufacturing supplier. The Company determined that the amendment constituted a modification of the existing agreement under ASC 842, rather than a separate contract. Upon the modification in June 2020 (unaudited), the Company recorded increases in right-of-use assets and operating lease liabilities in equal amounts of $0.9 million.

The Company’s lease agreements, including the embedded lease, have terms ranging from two years to ten years. Some of the Company’s lease agreements include options to extend the leases for up to five years. These options are only included in the determination of the amount of the lease liability when it is reasonably certain that the option will be exercised. When determining if a renewal option is reasonably certain of being exercised, the Company considers several economic factors, including, but not limited to, the significance of leasehold improvements incurred on the property, whether the asset is difficult to replace, underlying contractual obligations or specifics unique to that particular lease that would make it reasonably certain that the Company would exercise such option. Renewal and termination options were not included in the lease term for the Company’s new and existing operating leases as these options were not reasonably certain of being exercised.

Right-of-use assets under operating leases at December 31, 2019 and June 30, 2020 (unaudited) totaled $43.1 million and $37.2 million, respectively. The leases do not include any restrictions or covenants that had to be accounted for under the lease guidance.

Future minimum lease payments for operating leases with initial or remaining terms in excess of one year at December 31, 2019 were as follows (in thousands):

YEAR ENDING DECEMBER 31,
2020	$12,546
2021	8,840
2022	5,130
2023	4,905
2024	4,297
Thereafter	23,072

Total lease payments	58,790
Less: Imputed interest	(16,459)

Total operating lease liabilities	$42,331

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

Lease Portfolio

The components of lease cost and supplemental balance sheet information for the Company’s lease portfolio were as follows (in thousands, except term and discount rate amounts):

	YEAR ENDED DECEMBER 31, 2019	SIX MONTHS ENDED JUNE 30,
		2019	2020
		(unaudited)
Lease cost:
Operating lease cost	$3,667	$367	$6,134
Variable lease cost	619	262	601
Short-term lease cost	112	33	21

	$4,398	$662	$6,756

	DECEMBER 31, 2019	JUNE 30, 2020
		(unaudited)
Operating leases:
Assets:
Operating lease right-of-use assets	$43,050	$37,155

Liabilities:
Current portion of operating lease liabilities	$9,444	$9,734
Operating lease liabilities, net of current portion	32,887	25,805

Total operating lease liabilities	$42,331	$35,539

Other information:
Weighted-average remaining lease term (in years)	7.9	8.0
Weighted-average discount rate	8.2%	8.5%

Supplemental cash flow information related to the Company’s operating leases was as follows (in thousands):

	YEAR ENDED DECEMBER 31, 2019	SIX MONTHS ENDED JUNE 30,
		2019	2020
		(unaudited)
Cash paid for amounts included in the measurement of operating lease liabilities:
Operating cash flows from operating leases	$5,161	$493	$5,841

Lease assets obtained in exchange for lease obligations:
Operating leases	$43,326	$—	$—

14. License and Collaboration Agreements

2015 License and Collaboration Agreement with Roche

In December 2015, the Company entered into a license and collaboration agreement with Hoffman-La Roche Inc. and F. Hoffman La Roche Ltd. (together, “Roche”) (the “2015 Roche Agreement”). The agreement was intended to

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

enable the parties to develop a cell therapy platform that would empower a patient’s own immune cells to fight a broad range of cancers. The Company granted Roche a non-exclusive license to its intellectual property, and Roche granted the Company a non-exclusive license to its and its affiliates’ intellectual property in order to conduct a specified research program in accordance with a specified research plan. In addition, the Company granted Roche an exclusive royalty-bearing right and license for specific product indications. The 2015 Roche Agreement also called for the Company to supply Roche with its technology and equipment necessary to meet the requirements of the agreement. As further described below, during the year ended December 31, 2018, in connection with entering into a new agreement with Roche in October 2018, the 2015 Roche Agreement was terminated.

The 2015 Roche Agreement provided that the parties would conduct a research program for a term of five years from the effective date of agreement. During the collaboration term, the parties agreed to a research cross-license where the two parties had certain exclusive and non-exclusive rights and licenses solely to enable the other to perform the activities contemplated under the research plan. These activities were overseen by a joint research committee (“JRC”). In addition to the research program performed during the collaboration term, the 2015 Roche Agreement also outlined the rights and obligations related to the development and sale of the products and the related payments to be made in connection with those rights.

Under the 2015 Roche Agreement, the Company received a $12.0 million upfront payment from Roche. In addition, the Company was entitled to receive aggregate milestone payments of up to $486.0 million upon the achievement of specified milestones, which were not achieved. The Company received the upfront payment of $12.0 million in 2015. No other payments were due or received in connection with the 2015 Roche Agreement prior to its termination.

The Company evaluated the 2015 Roche Agreement under ASC 606 as the transactions underlying the agreement were considered transactions with a customer. The Company identified the following promises under the arrangement: (i) an exclusive license granted to develop, manufacture and commercialize the licensed product; (ii) research and development services through Phase 1 clinical studies related to the use of B Cells to treat cancer; (iii) manufacturing activities related to development supply of the licensed products; and (iv) participation on a JRC. The Company determined that each of the promises was not distinct from the other promises in the contract. The research license was determined to not be distinct from the research and manufacturing activities primarily as a result of Roche being unable to benefit on its own or with other resources reasonably available in the marketplace because the license to the Company’s intellectual property requires significant specialized capabilities in order to be further developed, the research services necessary to develop the product are highly specialized, and the Company’s proprietary Cell Squeeze technology is a key capability of that development. The research and manufacturing services were determined not to be distinct because they customize and significantly modify the underlying technology. In addition, the Company determined that the impact of participation on the JRC was insignificant and had an immaterial impact on the accounting model. As such, the Company determined that the first three promises should be combined into a single performance obligation. Based on these assessments, the Company identified one distinct performance obligation at the outset of the 2015 Roche Agreement.

Upon entering into the 2015 Roche Agreement, the Company determined that the upfront payment of $12.0 million constituted the entirety of the consideration to be included in the transaction price. The potential milestone payments that the Company may have been eligible to receive were initially excluded from the transaction price at the outset of the arrangement because (i) all development and regulatory milestone payments did not meet the criteria for inclusion using the most-likely-amount method and (ii) the Company recognizes as revenue sales-based royalties and milestone payments at the later of the occurrence of the related sales or the date upon which the performance obligation has been satisfied because the Company believes that the license is the predominant item to which the royalties relate and has applied the sales-based royalty exception. The Company reevaluated the transaction price at the end of each reporting period until the 2015 Roche Agreement was terminated. No adjustments were made to the transaction price from the inception of the 2015 Roche Agreement through its termination in October 2018.

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

The Company recognized revenue associated with the performance obligation as the research and development services were provided using an input method, based on the cumulative costs incurred compared to the total estimated costs that were expected to be incurred to satisfy the performance obligation. The transfer of control to the customer occurs over the time period that the research and development services were to be provided by the Company, and this cost-to-cost method was, in management’s judgment, the best measure of progress towards satisfying the performance obligation. The amounts received from Roche that were not yet recognized as revenue were deferred as a contract liability in the Company’s consolidated balance sheet on that date and were recognized over the remaining research and development period as the performance obligation was satisfied.

During the year ended December 31, 2018, the Company recognized revenue of $5.3 million under the 2015 Roche Agreement. The Company had completed its required obligations as of the termination of this agreement, and all revenue related to the 2015 Roche Agreement was fully recognized as of December 31, 2018 using an input method.

2017 License and Collaboration Agreement with Roche

In April 2017, the Company entered into a second license and collaboration agreement with Roche (the “2017 Roche Agreement”) to allow Roche to use the Company’s Cell Squeeze technology to enable gene editing of immune cells to discover new targets in cancer immunotherapy. The 2017 Roche Agreement includes several licenses granted by Roche to the Company and by the Company to Roche in order to conduct a specified research program in accordance with a specified research plan. The 2017 Roche Agreement has a term that ends upon the earlier to occur of (i) the completion of all work under the research plan or (ii) two years after the effective date of the agreement. The collaboration term is subject to Roche’s right to extend the collaboration term for up to two additional one-year periods. Roche has the right to terminate the agreement, in whole or on a workstream-by-workstream basis, upon a specified amount of notice to the Company. The Company or Roche may terminate the agreement if the other party fails to cure its material breach within a specified period after receiving notice of such breach.

Under the agreement, the Company received an upfront payment of $5.0 million as a technology access fee and is entitled to (i) payments of up to $1.0 million, in two tranches of $0.5 million, as reimbursement for the Company’s research costs; (ii) milestone payments of up to $7.0 million upon the achievement of specified development milestones; and (iii) annual maintenance fees ranging from $0.5 million to $0.9 million for each year following the fifth anniversary of the effective date, subject to specified prepayment discounts.

The Company assessed its accounting for the 2017 Roche Agreement under ASC 606 as the transactions underlying the agreement were deemed to be transactions with a customer. The Company identified the following promises under the 2017 Roche Agreement: (i) a non-exclusive license granted to Roche to perform research related to and use the Company’s Cell Squeeze technology for gene editing of immune cells; (ii) specified research and development services related to gene editing of immune cells through the research term; (iii) manufacturing activities to support the specified research plan; and (iv) participation on a JRC. The annual maintenance fees described above were determined by the Company to be optional renewal payments. The Company concluded that each of the promises under the agreement was not distinct from the other promises in the arrangement. The research license was determined to not be distinct from the research and manufacturing activities primarily as a result of Roche being unable to benefit on its own or with other resources reasonably available in the marketplace because the license to the Company’s intellectual property requires significant specialized capabilities in order to be further developed, the research services necessary to develop the product are highly specialized, and the Company’s proprietary Cell Squeeze technology is a key capability of that development. The research and manufacturing services were determined not to be distinct because the promise under the agreement is to complete research and development, inclusive of the manufacturing. In addition, the Company determined that the impact of participation on the JRC was insignificant and had an immaterial impact on the accounting model. As such, the Company concluded that the first three promises should be combined into a single performance obligation. Based on these assessments, the Company identified one distinct performance obligation at the outset of the 2017 Roche Agreement.

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

As of entering into the 2017 Roche Agreement, the Company assessed whether the 2017 Roche Agreement was, for accounting purposes, a modification of the 2015 Roche Agreement or a separate contract and concluded that it was a separate contract because (i) the programs under the 2017 Roche Agreement were entirely new and distinct and are separate from programs under the 2015 Roche Agreement, (ii) the 2017 Roche Agreement and 2015 Roche Agreement were not negotiated together as a package with a single commercial objective and (iii) the amount of consideration paid under the 2017 Roche Agreement and 2015 Roche Agreement are not dependent on the price or performance under the other agreement. In addition, the Company determined that the upfront payment of $5.0 million as well as the expected reimbursable costs of $1.0 million constituted the entirety of the consideration to be included in the transaction price. The potential milestone payments that the Company may be eligible to receive were initially excluded from the transaction price of the arrangement as all development milestone payments did not meet the criteria for inclusion using the most-likely-amount method. The Company reevaluates the transaction price at the end of each reporting period and as uncertain events are resolved or other changes in circumstances occur, and, if necessary, the Company will adjust its estimate of the transaction price. The Company received the upfront payment of $5.0 million in April 2017 upon execution of the agreement. The Company also received the payments of $0.5 million in each of 2017 and 2018 related to its reimbursable research costs. In addition, during the third quarter of 2018, the Company received a payment of $2.0 million following the achievement of the first development milestone under the agreement related to Roche’s validation of preclinical proof of concept. This amount was added to the Company’s estimate of the transaction price as of the second quarter of 2018, when the Company determined that achievement of the milestone was “most likely” and that it was probable that a significant reversal in the amount of cumulative revenue recognized would not occur, and as a result, the Company recorded a cumulative catch-up adjustment to collaboration revenue of $1.1 million during the year ended December 31, 2018.

The Company recognizes revenue associated with the performance obligation as the research, development and manufacturing services are provided using an input method, based on the cumulative costs incurred compared to the total estimated costs expected to be incurred to satisfy the performance obligation. The transfer of control to the customer occurs over the time period that the research and development services are to be provided by the Company, and this cost-to-cost method is, in management’s judgment, the best measure of progress towards satisfying the performance obligation. The amounts received from Roche that have not yet been recognized as revenue are deferred as a contract liability in the Company’s consolidated balance sheet and will be recognized over the remaining research and development period until the performance obligation is satisfied.

During the years ended December 31, 2018 and 2019, there were no significant changes in the total estimated costs expected to be incurred to satisfy the performance obligation under the 2017 Roche Agreement and the Company recognized revenue of $3.6 million and $0.7 million, respectively, under the 2017 Roche Agreement. As of December 31, 2018 and 2019, the Company recorded as a contract liability deferred revenue related to the 2017 Roche Agreement of $2.4 million and $1.7 million, respectively, of which $0.9 million and $0.7 million, respectively, were current liabilities. As of December 31, 2018 and 2019, the research and development services related to the performance obligation were expected to be performed over a remaining period of approximately 3.5 years and 2.5 years, respectively.

During the six months ended June 30, 2019 and 2020 (unaudited), there were no significant changes in the total estimated costs expected to be incurred to satisfy the performance obligation under the 2017 Roche Agreement and the Company recognized revenue of $0.4 million and $0.3 million, respectively, under the 2017 Roche Agreement. As of June 30, 2020 (unaudited), the Company recorded as a contract liability deferred revenue related to the 2017 Roche Agreement of $1.4 million, of which $0.7 million was a current liability. As of June 30, 2020 (unaudited), the research and development services related to the performance obligation were expected to be performed over a remaining period of approximately 2.0 years.

2018 License and Collaboration Agreement with Roche

In October 2018, the Company entered into a third license and collaboration agreement with Roche (the “2018 Roche Agreement”) to jointly develop certain products based on mononuclear antigen presenting cells (“APCs”),

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

including human papilloma virus (“HPV”), using the SQZ APC platform for the treatment of oncology indications. The Company granted Roche a non-exclusive license to its intellectual property, and Roche granted the Company a non-exclusive license to its and its affiliates’ intellectual property for the purpose of performing research activities. In connection with this agreement, the parties terminated the 2015 Roche Agreement described above. The 2018 Roche Agreement has a term that extends until all royalty, profit-share and other payment obligations expire or have been satisfied. Roche has the right to terminate the 2018 Roche Agreement, in whole or on a product-by-product basis, upon a specified amount of notice to the Company. The Company or Roche may terminate the agreement if the other party fails to cure its material breach within a specified period after receiving notice of such breach.

Under the 2018 Roche Agreement, Roche was granted option rights to obtain an exclusive license to develop APC products or products derived from the collaboration programs on a product-by-product basis. These option rights are exercisable upon the achievement of clinical Phase 1 proof of concept and expire, if unexercised, as of a date specified in the agreement. In addition, Roche was granted an option right to obtain an exclusive license to develop a Tumor Cell Lysate (“TCL”) product. This option right is exercisable upon the achievement of clinical proof of concept and expires, if unexercised, as of a date specified in the agreement. For each of the APC products and TCL product, once Roche exercises its option and pays a specified incremental amount ranging from $15.0 million to $50.0 million for APC products and of $100.0 million for the TCL product, Roche will receive worldwide, exclusive commercialization rights for the licensed products, subject to the Company’s alternating option to retain U.S. APC commercialization rights. The Company will retain worldwide commercialization rights to any APC products or the TCL product for which Roche elects not to exercise its applicable option. For the first APC product that Roche exercises its option, Roche will receive worldwide, exclusive commercialization rights for the licensed product. On a product-by-product basis for the APC products, after the first product option is exercised by Roche and for every other product for which Roche exercises its option, the Company will retain an option to obtain the exclusive commercialization rights in the United States. Upon exercise of the TCL option by Roche, (i) the Company will be entitled to receive the aforementioned milestone payment of $100.0 million and (ii) profits from the TCL product will be shared equally by the Company and Roche. Through December 31, 2019 and June 30, 2020 (unaudited), Roche had not exercised any of its options under the 2018 Roche Agreement.

Under the 2018 Roche Agreement, the Company received an upfront payment of $45.0 million and is eligible to receive (i) reimbursement of a mid double-digit percentage of its development costs; (ii) aggregate milestone payments on a product-by-product basis of up to $1.6 billion upon the achievement of specified milestones, consisting of up to $217.0 million of development milestone payments, up to $240.0 million of regulatory milestone payments and up to $1.2 billion of sales milestone payments; and (iii) tiered royalties on annual net sales of APC and TCL products licensed under the agreement, as described below. The Company received the upfront payment of $45.0 million in October 2018 upon execution of the agreement. In addition, during the second quarter of 2019, the Company received a payment of $10.0 million following the achievement of the first development milestone under the 2018 Roche Agreement related to submission by the Company of preclinical data to the U.S. Food and Drug Administration (“FDA”), and during the first quarter of 2020 (unaudited), the Company received a payment of $20.0 million following the achievement of the second development milestone under the 2018 Roche Agreement related to first-patient dosing in a Phase 1 clinical trial.

Roche will pay tiered royalties based on annual net sales of APC and TCL products. If Roche exercises its option to obtain a license to commercialize an APC product, Roche will pay the Company tiered royalties on annual net sales of that licensed product at rates ranging from a mid single-digit percentage to a mid-teens percentage, depending on net sales of the product. If the Company exercises its option to obtain a license to develop an APC product in the United States, it will pay Roche tiered royalties on annual net sales of that licensed product at rates ranging from a mid single-digit percentage to a mid-teens percentage, depending on net sales of the product in the United States. For APC products selected by Roche, rather than mutually, Roche will pay the Company royalties on annual net sales of that licensed product at rates ranging from a mid single-digit percentage to a high single-digit percentage, depending on net sales of the product. For APC products that are selected either mutually or by the Company, with respect to which Roche does not exercise its option for a license, Roche will pay the Company tiered royalties on

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

annual net sales of that licensed product at a rate ranging from a high single-digit percentage to a mid-teens percentage, depending on net sales of the product. For TCL products, Roche will pay the Company tiered royalties on the aggregate net sales of all TCL products at rates ranging from either a mid-single digit percentage to a percentage in the low twenties, with the caveat that the rates for sales in the United States may instead range from a low-teens percentage to a percentage in the mid twenties, depending on whether and when the Company opts out of sharing certain profits and costs of commercializing the TCL product in the United States with Roche.

The Company assessed its accounting for the 2018 Roche Agreement in accordance with ASC 606 and concluded that Roche is a customer prior to the exercise of any of its options under the agreement. The Company also identified the following promises under the 2018 Roche Agreement: (i) a non-exclusive license granted to Roche to use the Company’s intellectual property and collaboration compounds to conduct research activities related to the research plans under the 2018 Roche Agreement; (ii) specified research and development services related to HPV through Phase 1 clinical trials under a specified research plan; (iii) manufacturing of the Company’s SQZ APC platform and equipment in order to support the HPV research plan; (iv) specified research and development services on next-generation APCs under a research plan; (v) specified research and development services on TCL under a research plan; and (vi) participation on a joint steering committee (“JSC”).

The Company concluded that, in the case of each performance obligation, the license to its intellectual property was not distinct as a result of Roche being unable to benefit from the license on its own or with other resources reasonably available in the marketplace because the license to its intellectual property requires significant specialized capabilities in order to be further developed. The Company concluded that the license to its intellectual property, research and development activities related to HPV, and manufacturing of the Company’s SQZ APC platform and equipment related to HPV were not distinct from each other because the research and manufacturing activities together customize and significantly modify the underlying technology. As such, the Company determined that each of these related promises under the agreement was not distinct from the others in this group and should be combined into a single performance obligation. The Company also concluded that the license to its intellectual property and the research and development activities on next-generation APCs were not distinct from each other because the research and development activities customize and significantly modify the underlying technology. As such, the Company determined that these related promises should be combined into a single performance obligation. Further, the Company concluded that the license to its intellectual property and the research and development activities on TCL were not distinct from each other because the research and development activities customize and significantly modify the underlying technology. As such, the Company determined that these related promises should be combined into a single performance obligation. The Company concluded that the three performance obligations were distinct from each other as they are separate programs and are unrelated. In addition, the Company determined that the impact of participation on the JSC was insignificant and had an immaterial impact on the accounting model.

Finally, the Company evaluated the option rights for licenses to develop, manufacture and commercialize the collaboration targets to determine whether these options provide Roche with any material rights for accounting purposes. The Company concluded that the option exercise prices were not below respective standalone selling prices, and, therefore, the options were marketing offers that do not provide material rights under ASC 606. Accordingly, the options were excluded as performance obligations at the outset of the 2018 Roche Agreement and will be accounted for as separate accounting contracts if and when each option exercise occurs.

Based on these assessments, the Company identified three performance obligations at the outset of the 2018 Roche Agreement: (1) the license to the Company’s intellectual property, the research and development activities related to HPV through Phase 1 clinical trials under a specified research plan, and the manufacturing of the Company’s SQZ APC platform and equipment in order to support the HPV research plan (the “first performance obligation”); (2) the license to the Company’s intellectual property and the research and development activities on next-generation APCs (the “second performance obligation”); and (3) the license to the Company’s intellectual property and the research and development activities on TCL (the “third performance obligation”).

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

As of entering into the 2018 Roche Agreement, the Company assessed whether the 2018 Roche Agreement was, for accounting purposes, a modification of the two prior Roche agreements or a separate contract and concluded that it was a modification of the 2015 Roche Agreement. At the termination of the 2015 Roche Agreement, all deliverables were submitted to Roche for review, and as such, the Company completed all of its obligations under the 2015 Roche Agreement. Because the obligations under the 2015 Roche Agreement were completed at its termination and all arrangement consideration had been recognized as revenue, the accounting treatment as a modification determined by the Company would result in the same measurement and recognition patterns as would a separate contract. Further, the Company concluded that the 2018 Roche Agreement was a separate contract from the 2017 Roche Agreement because (i) the Company contracted to provide distinct goods and services associated with its gene editing platform to discover new targets in cancer immunotherapy, (ii) the 2018 Roche Agreement and 2017 Roche Agreement were not negotiated together as a package with a single commercial objective and (iii) the amount of consideration paid under the 2018 Roche Agreement and 2017 Roche Agreement are not dependent on the price or performance under the other agreement. In addition, the Company determined that the upfront payment of $45.0 million as well as the reimbursable costs of $10.8 million estimated by the Company constituted the entirety of the consideration to be included in the transaction price. This transaction price of $55.8 million was initially allocated to the three performance obligations based on the relative standalone selling price of each obligation. The potential milestone payments that the Company may be eligible to receive were excluded from the transaction price at the outset of the arrangement because (i) all development and regulatory milestone payments did not meet the criteria for inclusion using the most-likely-amount method and (ii) the Company recognizes as revenue sales-based royalties and milestone payments at the later of the occurrence of the related sales or the date upon which the performance obligation has been satisfied because the Company believes that the license is the predominant item to which the royalties relate and has applied the sales-based royalty exception. The Company reevaluates the transaction price at the end of each reporting period and as uncertain events are resolved or other changes in circumstances occur, and, if necessary, the Company will adjust its estimate of the transaction price.

The Company determined the standalone selling price of each performance obligation under the 2018 Roche Agreement based on its estimate of its costs to be incurred to fulfil the research, development and manufacturing obligations associated with each of the three performance obligations, plus a reasonable margin.

During the first quarter of 2019, the Company became entitled to receive a payment of $10.0 million upon the achievement of the first development milestone under the 2018 Roche Agreement, which was related to submission by the Company of preclinical data to the FDA. The $10.0 million amount was added to the Company’s estimate of the transaction price as of the first quarter of 2019, when the Company determined that achievement of the milestone was “most likely” and that it was probable that a significant reversal in the amount of cumulative revenue recognized would not occur, and, as a result, the Company recorded a cumulative catch-up adjustment to collaboration revenue of $1.1 million during the three months ended March 31, 2019 (unaudited) and the year ended December 31, 2019.

In October 2019, the Company received clearance from the FDA for its investigational new drug application (“IND”) for its lead clinical program under the 2018 Roche Agreement. As a result of this IND clearance and progress made toward beginning clinical trials, the Company concluded as of December 31, 2019 that the achievement in the first quarter of 2020 of a milestone resulting in receipt of a payment of $20.0 million due upon first-patient dosing in a Phase 1 clinical trial under the 2018 Roche Agreement was “most likely” and that it was probable that a significant reversal in the amount of cumulative revenue recognized would not occur. The Company therefore included the $20.0 million payment in the estimate of the transaction price for the 2018 Roche Agreement in the fourth quarter of 2019 and recorded a cumulative catch-up adjustment to collaboration revenue of $5.0 million during the three months and year ended December 31, 2019. In March 2020, the Company received the $20.0 million milestone payment from Roche.

During the fourth quarter of 2019, the Company evaluated its overall program priorities and determined that in 2020 it would continue to focus its resources on progressing the specified APC programs related to the 2018 Roche

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

Agreement as well as its Activating Antigen Carriers (“AAC”) and Tolerizing Antigen Carriers (“TAC”) platforms. As a result of its continuing focus on these specific programs, the Company reduced the level of priority of the TCL research activities under the 2018 Roche Agreement and expects to perform such TCL research activities over a longer time period than as originally expected under the specified research plan of the agreement. Consequently, in the fourth quarter of 2019, the Company reclassified $5.3 million of its current deferred revenue to non-current deferred revenue in its consolidated balance sheet, and such non-current deferred revenue will remain unrecognized as revenue until TCL research activities resume or the 2018 Roche Agreement is modified by the Company and Roche.

The Company separately recognizes revenue associated with each of the three performance obligations as the research, development and manufacturing services are provided using an input method, based on the cumulative costs incurred compared to the total estimated costs expected to be incurred to satisfy each performance obligation. The transfer of control to the customer occurs over the time period that the research and development services are to be provided by the Company, and this cost-to-cost method is, in management’s judgment, the best measure of progress towards satisfying each performance obligation. The amounts received that have not yet been recognized as revenue are deferred as a contract liability in the Company’s consolidated balance sheet and will be recognized over the remaining research and development period until each performance obligation is satisfied.

During the year ended December 31, 2018, there were no significant changes in the total estimated costs expected to be incurred to satisfy the performance obligations under the 2018 Roche Agreement. During the year ended December 31, 2019, the total estimated costs expected to be incurred to satisfy the performance obligations increased by $21.0 million. The Company recognized revenue of $2.7 million and $18.6 million during the years ended December 31, 2018 and 2019, respectively, under the 2018 Roche Agreement. As of December 31, 2018, the Company recorded as a contract liability deferred revenue related to the 2018 Roche Agreement of $43.2 million, of which $15.7 million was a current liability. As of December 31, 2018, the research and development services related to the performance obligations were expected to be performed over remaining periods ranging from 2.8 years to 3.0 years. As of December 31, 2019, the Company recorded as a contract liability deferred revenue related to the 2018 Roche Agreement of $38.7 million, of which $17.9 million was a current liability. As of December 31, 2019, the research and development services related to the first and second performance obligations were expected to be performed over remaining periods ranging from 1.8 years to 2.0 years.

During the six months ended June 30, 2019 and 2020 (unaudited), there were no significant changes in the total estimated costs expected to be incurred to satisfy the performance obligations under the 2018 Roche Agreement and the Company recognized revenue of $8.6 million and $12.1 million, respectively, under the 2018 Roche Agreement. As of June 30, 2020 (unaudited), the Company recorded as a contract liability deferred revenue related to the 2018 Roche Agreement of $50.5 million, of which $30.4 million was a current liability. As of June 30, 2020 (unaudited), the research and development services related to the first and second performance obligations were expected to be performed over remaining periods ranging from 1.3 years to 1.5 years.

As of December 31, 2019 and June 30, 2020 (unaudited), the expected remaining period of performance of the Company’s research and development services related to the third performance obligation was not determinable, and it will not become determinable until TCL research activities resume or the 2018 Roche Agreement is modified by the Company and Roche.

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

Contract Liability

The changes in the total contract liability (deferred revenue) balances related to the Company’s license and collaboration agreements with Roche were as follows (in thousands):

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(unaudited)
Balance at beginning of period	$8,773	$45,598	$45,598	$40,453
Deferral of revenue	48,364	14,173	12,299	23,854
Recognition of deferred revenue	(11,539)	(19,318)	(9,024)	(12,390)

Balance at end of period	$45,598	$40,453	$48,873	$51,917

During the years ended December 31, 2018 and 2019, the Company recognized revenue of $7.5 million and $10.1 million, respectively, related to deferred revenue that was recorded as a contract liability at the beginning of each respective year. During the six months ended June 30, 2019 and 2020 (unaudited), the Company recognized revenue of $6.3 million and $12.4 million, respectively, related to deferred revenue that was recorded as a contract liability at the beginning of each respective period.

15. Research Funding Agreements with Government Agencies

The Company generates revenue from government contracts with the National Institutes of Health (“NIH”) and the National Science Foundation (“NSF”), which reimburse the Company for certain allowable costs for funded projects. The Company’s contracts with the NIH and NSF are awarded to support specified research projects. Amounts received from these government agencies are based on a budget submitted by the Company to the agencies, and such budgets are approved in advance by the agencies. The Company is reimbursed for allowable costs upon receipt by the agencies of the supporting information for the costs incurred. The government contracts expire by the end of October 2020 unless renewed by the parties.

As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), aggregate future funding, excluding unbilled receivables, available to the Company under its existing government contracts totaled up to $1.4 million, $0.6 million and $0.5 million, respectively, which, if received, will be recognized by the Company as revenue in accordance with the policy above (see Note 2). As of December 31, 2018 and 2019 and June 30, 2020 (unaudited), the Company had $0.1 million, $0.4 million and $0.4 million, respectively, of deferred revenue recorded under these government contracts. Revenue recognized upon incurring qualifying expenses in advance of receipt of funding is recorded as unbilled receivables, a component of prepaid expenses and other current assets, in the consolidated balance sheet (see Note 4).

16. Related Parties

In October 2015, the Company entered into a consulting agreement with Klavs Jensen, Ph.D., a member of the Company’s board of directors. The director had agreed to perform consulting and advisory services as specified in the agreement in exchange for consulting fees, and the Company could terminate the consulting agreement for any reason. Effective as of October 1, 2019, the consulting agreement with the director was terminated. During each of the years ended December 31, 2018 and 2019, the Company paid $0.1 million to the director under the terms of the consulting agreement and recorded general and administrative expenses of $0.1 million related to this consulting agreement. During the six months ended June 30, 2019 (unaudited), the Company paid less than $0.1 million to the director under the terms of the consulting agreement and recorded general and administrative expenses of less than $0.1 million related to this consulting agreement. As of December 31, 2018 and 2019, there were no amounts due to the related party under this consulting agreement.

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

17. Net Loss per Share and Unaudited Pro Forma Net Loss per Share

Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(unaudited)
Numerator:
Net loss	$(19,250)	$(32,202)	$(14,060)	$(20,569)
Accretion of redeemable convertible preferred stock to redemption value	(984)	—	—	—

Net loss attributable to common stockholders	$(20,234)	$(32,202)	$(14,060)	$(20,569)

Denominator:
Weighted-average common shares outstanding, basic and diluted	1,506,822	1,618,717	1,597,352	1,650,852

Net loss per share attributable to common stockholders, basic and diluted	$(13.43)	$(19.89)	$(8.80)	$(12.46)

The Series A and Series B preferred stock were redeemable at the option of the holder (see Note 8). In connection with the issuance and sale of Series C Preferred Stock in May 2018, the holders of Series A and Series B Preferred Stock agreed to remove the redemption rights of the Series A and Series B Preferred Stock, including rights to specified accruing interest. Accordingly, for periods prior to May 2018, the calculation of net loss attributable to common stockholders included the accretion of Series A and Series B redeemable convertible preferred stock to redemption value.

The Company’s potential dilutive securities, which include convertible preferred stock, a warrant to purchase common stock, common stock options and unvested restricted common stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2018	2019	2019	2020
			(unaudited)
Convertible preferred stock (as converted to common stock)	12,006,791	13,869,027	12,006,791	16,904,219
Warrant to purchase common stock	1,936	1,936	1,936	1,936
Stock options to purchase common stock	1,912,411	2,981,624	2,609,739	3,173,318
Unvested restricted common stock	24,578	—	175	—

	13,945,716	16,852,587	14,618,641	20,079,473

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

Unaudited Pro Forma Net Loss per Share

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 and the six months ended June 30, 2020 has been prepared to give effect to adjustments arising upon the completion of a qualified IPO. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders gives effect to the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the convertible preferred stock.

The unaudited pro forma basic and diluted weighted-average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 and the six months ended June 30, 2020 has been prepared to give effect, upon a qualified IPO, to the automatic conversion of all outstanding shares of convertible preferred stock into common stock as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the convertible preferred stock.

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	YEAR ENDED DECEMBER 31, 2019	SIX MONTHS ENDED JUNE 30, 2020
		(unaudited)
Numerator:
Net loss attributable to common stockholders	$(32,202)	$(20,569)

Pro forma net loss attributable to common stockholders	$(32,202)	$(20,569)

Denominator:
Weighted-average common shares outstanding, basic and diluted	1,618,717	1,650,852
Pro forma adjustment to reflect automatic conversion of convertible preferred stock into common stock upon the completion of the proposed initial public offering	12,068,015	15,364,880

Pro forma weighted-average common shares outstanding, basic and diluted	13,686,732	17,015,732

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(2.35)	$(1.21)

18. Subsequent Events

For its annual consolidated financial statements as of December 31, 2019 and for the year then ended, the Company evaluated subsequent events through July 20, 2020, the date on which those financial statements were issued.

Issuance and Sale of Series D Preferred Stock

In January and February 2020, the Company issued and sold an aggregate of 1,094,247 shares of Series D Preferred Stock, at a price of $13.9365 per share, for gross proceeds of $15.2 million (see Note 8). In May and June 2020, the Company issued and sold an aggregate of 1,940,945 shares of Series D Preferred Stock, at a price of $13.9365 per share, for gross proceeds of $27.0 million (see Note 8). The Company incurred issuance costs in connection with these 2020 issuances of Series D Preferred Stock of less than $0.1 million (see Note 8).

SQZ BIOTECHNOLOGIES COMPANY

Notes to Consolidated Financial Statements

Upon issuance of these shares of Series D Preferred Stock, the Company assessed the embedded conversion and liquidation features of the shares and determined that such features did not require the Company to separately account for these features. The Company also concluded that no beneficial conversion feature existed as of the issuance dates of these shares of Series D Preferred Stock.

Termination of the 2016 Lease

In February 2020, the Company and the landlord jointly terminated the 2016 Lease. Accordingly, as of February 2020, the Company had no further obligations under the 2016 Lease (see Note 13).

Grants of Stock Options under the 2014 Plan

On February 27, 2020, the Company granted options for the purchase of an aggregate of 382,262 shares of common stock, at an exercise price of $8.34 per share, to employees. The aggregate grant-date fair value of these options was $2.0 million, which is expected to be recognized as stock-based compensation expense over a period of 4.0 years.

Receipt of Milestone Payment under the 2018 Roche Agreement

In March 2020, the Company received from Roche the $20.0 million milestone payment due under the 2018 Roche Agreement upon the first patient being dosed in a Phase 1 clinical trial (see Note 14).

19. Subsequent Events (Unaudited)

For its interim consolidated financial statements as of June 30, 2020 and for the six months then ended, the Company evaluated subsequent events through August 27, 2020, the date on which those financial statements were issued.

             Shares

Common Stock

PRELIMINARY PROSPECTUS

                    , 2020

Jefferies

Stifel

UBS Investment Bank

BTIG

                    , 2020

Until                 , 2020 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the              initial listing fee.

AMOUNT
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
initial listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favour by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended , or the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a) Issuance of Capital Stock.

From May 2018 through June 2020, the registrant issued an aggregate of (i) 6,010,140 shares of Series C Preferred Stock for aggregate consideration of approximately $71.3 million in cash and canceled debt to accredited investors and (ii) 4,897,428 shares of Series D Preferred Stock for an aggregate consideration of approximately $68.3 million to accredited investors, each pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506 as a transaction not involving a public offering.

(b) Equity Grants.

Since January 1, 2017, the registrant has granted stock options to purchase an aggregate of 3,738,128 shares of its common stock with exercise prices ranging from $1.93 to $9.30 per share, to employees, consultants and directors in connection with services provided to the registrant by such parties.

The issuances of such stock options and the shares of common stock issuable upon the exercise of such options were issued pursuant to written compensatory plans or arrangements with the registrant’s employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

(c) Issuance of Convertible Promissory Notes.

In November 2017, the registrant issued a convertible promissory note with an aggregate principal amount $3.0 million to an accredited investor pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506 as a transaction not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
1.1*	Form of Underwriting Agreement
3.1**	Amended and Restated Certificate of Incorporation of the Registrant, as amended (currently in effect)
3.2**	Bylaws of the Registrant (currently in effect)
3.3*	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)
3.4*	Form of Restated Bylaws of the Registrant (to be effective upon the closing of this offering)
4.1*	Amended and Restated Investors’ Rights Agreement, dated as of December 19, 2019
4.2*	Specimen Common Stock Certificate
4.3*	Warrant to Purchase Stock, dated October 21, 2015, issued to Silicon Valley Bank
4.4*	Warrant to Purchase Stock, dated July 11, 2016, issued to Silicon Valley Bank
5.1*	Opinion of Latham & Watkins LLP
10.1#**	2014 Stock Incentive Plan, as amended, and form of agreements thereunder
10.2#*	2020 Incentive Award Plan and form of agreements thereunder
10.3#*	Non-Employee Director Compensation Program
10.4#*	2020 Employee Stock Purchase Plan
10.5#*	Form of Indemnification Agreement for Directors and Officers
10.6*	Lease between the Registrant and Arsenal Yards Holding LLC, dated December 11, 2018
10.7†	License and Collaboration Agreement among Registrant, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., effective as of October 5, 2018
10.8†	Accord relating to License and Collaboration Agreement among Registrant, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., effective as of November 5, 2019
10.9†	Amended and Restated Exclusive Patent License Agreement, dated as of December 1, 2015, by and between the Registrant and Massachusetts Institute of Technology
10.10*	Offer Letter between the Registrant and Teri Loxam, dated July 17, 2019
10.11*	Offer Letter between the Registrant and Oliver Rosen, M.D., dated October 31, 2018
16.1*	Letter of Katz, Nannis + Solomon, P.C., Independent Public Accountants
21.1**	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.
**	Previously filed.
#	Indicates management contract or compensatory plan.
†	Portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Watertown, Commonwealth of Massachusetts, on this                 day of                     , 2020.

SQZ BIOTECHNOLOGIES COMPANY

By:
Armon Sharei, Ph.D.
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of SQZ Biotechnologies Company, hereby severally constitute and appoint Armon Sharei, Ph.D. and Teri Loxam, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Armon Sharei, Ph.D.	President, Chief Executive Officer and Director (principal executive officer)	, 2020

Teri Loxam	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2020

Amy W. Schulman	Chair and Director	, 2020

Zafrira Avnur, Ph.D.	Director	, 2020

Paul Bolno, M.D.	Director	, 2020

Marc Elia	Director	, 2020

Jonathan Fleming	Director	, 2020

Pushkal Garg, M.D.	Director	, 2020

Klavs F. Jensen, Ph.D.	Director	, 2020

Eric Moessinger	Director	, 2020